

HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

## Registered Letter / Advice of Delivery

**Securities and Exchange Commission**
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

**07020601**

| Your ref. | Your message | Our ref. | Extension | Essen |
|---|---|---|---|---|
| | | UM | -486 | 23.01.07 |

## File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

**SUPPL**

Dear Sir or Madam,

Please find enclosed the website as of December 31, 2006 (English version) and the Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2006. We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

**PROCESSED**

**JAN 30 2007**

**THOMSON
FINANCIAL**

Hypothekenbank in Essen
Aktiengesellschaft

# Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2006

| Subject | Sent to SEC on |
|---|---|
| 1. Essen Hyp's website as of December 31, 2005 (English version) <br><br> Summarizing list of material changes made public, distributed or filed by <br><br> Hypothekenbank in Essen AG in the business year 2005 (English version) | January 17, 2006 |
| 2. Essen Hyp's website as of January 31, 2006 (English version) | February 16, 2006 |
| 3. Essen Hyp's website as of February 28, 2006 (English version) <br><br> Press Release as of March 1, 2006 (New Member of the Board of Managing <br><br> Directors of Hypothekenbank in Essen AG) <br><br> Press Release as of March 1, 2006 (New Head of Capital Markets at <br><br> Hypothekenbank in Essen AG | March 16, 2006 |
| 4. Essen Hyp's Annual Report 2005 (German version) <br><br> Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005 <br><br> (English and German version) <br><br> Essen Hyp's website as of March 31, 2006 (English version) | April 25, 2006 |
| 5. Essen Hyp's website as of April 30, 2006 (English version) | May 16, 2006 |
| 6. Essen Hyp's Annual Report 2005 (English version) <br><br> S&P Press Release of Hypothekenbank in Essen AG as of May 16, 2006 <br><br> (English version) <br><br> Essen Hyp's website as of May 31, 2006 (English version) | June 22, 2006 |
| 7. Essen Hyp's website as of June 30, 2006 (English version) | July 17, 2006 |

| | |
|---|---|
| 8. Essen Hyp's website as of July 31, 2006 (English version)<br><br>Interim Report as of June 30, 2006 (English and German version)<br><br>Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (English and German version) | August 17, 2006 |
| 9. Essen Hyp's website as of August 31, 2006 (English version)<br><br>Press Release "Essen Hyp purchases AHBR real estate loan portfolio" as of August 24, 2006 (English and German version)<br><br>Press Release "Essen Hyp started its series of Mozart Roadshows in Paris" as of September 05, 2006 (English and German version) | September 19, 2006 |
| 10. Essen Hyp's website as of September 30, 2006 (English version)<br><br>Press Release "Essen Hyp goes Down Under" as of October 17, 2006 (English and German version) | October 24, 2006 |
| 11. Essen Hyp's website as of October 31, 2006 (English version)<br><br>Interim Report as of September 30, 2006 (English and German version)<br><br>Press Release concerning the Business Results of Hypothekenbank in Essen AG as of September 30, 2006 (English and German version)<br><br>Press Release "Essen Hyp made the breakthrough in the U.S. investor community" as of November 9, 2006 | November 21, 2006 |
| 12. Essen Hyp's website as of November 30, 2006 (English version)<br><br>Information Memorandum: A$ 5,000,000,000 Medium Term Note Programme | December 14, 2006 |

Hypothekenbank in Essen

Aktiengesellschaft

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

# FINAL TERMS
## *ENDGÜLTIGE BEDINGUNGEN*

**21 December 2006**

Final Terms
Endgültige Bedingungen

**EUR 50,000,000 Floating Rate Public-Sector Pfandbriefe due 30 June 2015**
issued pursuant to the

*begeben aufgrund des*

## Euro 30,000,000,000
## Essen Hyp Debt Issuance Programme

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

## Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
*Ausgabepreis: 100%*

Issue Date: 28 December 2006
*Valutierungstag: 28 Dezember 2006*

Series No: HBE1M5
*Serien Nr.: HBE1M5*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto are available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das*

*Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

## I. TERMS AND CONDITIONS
### *I. EMISSIONSBEDINGUNGEN*

This part 1 of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

*Dieser Teil 1 der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.*

*Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.*

*Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.*

## PART I. A. Notes other than Participation Certificates
*TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind*

**Issuer**
*Emittentin*


**Hypothekenbank in Essen
Aktiengesellschaft**


**Form of Conditions**
*Form der Bedingungen*

■ Long-Form
*Nicht-konsolidierte Bedingungen*

Integrated
*Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

German only
*ausschließlich Deutsch*

■ English only
*ausschließlich Englisch*

English and German (English controlling)
*Englisch und Deutsch (englischer Text maßgeblich)*

German and English (German controlling)
*Deutsch und Englisch (deutscher Text maßgeblich)*

## Currency, Denomination, Form, Certain Definitions (§ 1)
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency<br>*Festgelegte Währung* | Euro ("EUR")<br>*Euro ("EUR")* |
| Aggregate Principal Amount<br>*Gesamtnennbetrag* | EUR 50,000,000<br>*EUR 50.000.000* |
| Specified Denomination(s)<br>*Festgelegte Stückelung/Stückelungen* | EUR 50,000<br>*EUR 50.000* |
| Number of Notes to be issued in each Specified Denomination<br>*Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen* | 1,000<br>*1.000* |
| Minimum Transfer Amount (specify)<br>*Mindestnennbetrag für Übertragungen (angeben)* | EUR 50,000<br>*EUR 50.000* |

**Form**
*Form*

Notes
*Schuldverschreibungen*

**■ Pfandbriefe**

  Mortgage Pfandbriefe
  *Hypothekenpfandbriefe*

  **■ Public-Sector Pfandbriefe**
  *Öffentliche Pfandbriefe*

**☐ New Global Note**
*New Global Note*

**■ TEFRA C**
*TEFRA C*

  **■ Permanent Global Note**
  *Dauerglobalurkunde*

  Temporary Global Note exchangeable for:
  *Vorläufige Globalurkunde austauschbar gegen:*

    Definitive Notes
    *Einzelurkunden*

**TEFRA D**
*TEFRA D*

Temporary Global Note exchangeable for:
*Vorläufige Globalurkunde austauschbar gegen:*

  Permanent Global Note
  *Dauerglobalurkunde*

  Definitive Notes
  *Einzelurkunden*

**Neither TEFRA D nor TEFRA C**
*Weder TEFRA D noch TEFRA C*

  Permanent Global Note
  *Dauerglobalurkunde*

  Temporary Global Note exchangeable for:
  *Vorläufige Globalurkunde austauschbar gegen:*

    Definitive Notes
    *Einzelurkunden*

**Definitive Notes**       **No**
*Einzelurkunden*       *Nein*

  Coupons
  *Zinsscheine*

  Talons
  *Talons*

  Receipts
  *Rückzahlungsscheine*

**Certain Definitions**
*Definitionen*

Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

■ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

■ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

Other – (specify)
*Sonstige (angeben)*

## STATUS (§ 2)
*STATUS (§ 2)*

Unsubordinated
*Nicht-nachrangig*

Subordinated
*Nachrangig*

## INTEREST (§ 3)
*ZINSEN (§ 3)*

**Fixed Rate Notes**
***Festverzinsliche Schuldverschreibungen***
**Rate of Interest and Interest Payment Dates**
***Zinssatz und Zinszahlungstage***

Interest Commencement Date
*Verzinsungsbeginn*

Rate of Interest
*Zinssatz*

Fixed Interest Payment Date(s)
*Feste(r) Zinszahlungstag(e)*

First Interest Payment Date
*Erster Zinszahlungstag*

Initial Broken Amount(s) (per specified denomination)
*Anfängliche(r) Bruchteilzinsbetrag(-beträge)*
*(für jede festgelegte Stückelung)*

Fixed Interest Date preceding the Maturity Date
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount(s) (per specified denomination)
*Abschließende(r) Bruchteilzinsbetrag(-beträge)*
*(für jede festgelegte Stückelung)*

■ **Floating Rate Notes**
*Variabel verzinsliche Schuldverschreibungen*
**Interest Payment Dates**
*Zinszahlungstage*

Interest Commencement Date                              28 December 2006
*Verzinsungsbeginn*

Specified Interest Payment Dates                        30 March, 30 June, 30 September
                                                        and 30 December in each year
                                                        from and including 30 March 2007
                                                        (long first Interest Period) up to
                                                        and including the Maturity Date,
                                                        subject to adjusment in
                                                        accordance with the Modified
                                                        Folllowing Business Day
                                                        Convention and there shall be an
                                                        adjustment to the accrual of
                                                        interest.

*Festgelegte Zinszahlungstage*

Specified Interest Period(s)                            3 months
*Festgelegte Zinsperiode(n)*                            *3 Monate*

**Business Day Convention**
*Geschäftstagskonvention*

■ Modified Following Business Day Convention            Adjusted
   *Modifizierte folgender Geschäftstag-Konvention*

   FRN Convention (specify period(s)
   *FRN Konvention (Zeitraum angeben)*

   Following Business Day Convention
   *Folgender Geschäftstag-Konvention*

   Preceding Business Day Convention
   *Vorangegangener Geschäftstag-Konvention*

**Relevant Financial Centres**                          TARGET and London
*Relevante Finanzzentren*                               *TARGET und London*

**Rate of Interest**
*Zinssatz*

■ Screen Rate Determination
   *Bildschirmfeststellung*

   ■ EURIBOR (Brussels time/TARGET Business Day/Interbank    3 month EUR-EURIBOR, save for
      Market in the euro-zone)                                the Interest Period from and
                                                              including the Issue Date to but
                                                              excluding 30 March 2007, where

the rate will be interpolated by means of straight-line interpolation of the 3- and 4-month rates.

*EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)*

Screen page — Telerate Page 248
*Bildschirmseite* — *Telerate Seite 248*

LIBOR (London time/London Business Day London Interbank Market)
*LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)*

Screen page
*Bildschirmseite*

Other (specify)
*Sonstige (angeben)*

Screen page
*Bildschirmseite*

Formula
*Formel*
(set forth details in full here or in an attachment)
*(Einzelheiten hier oder in einer Anlage einfügen)*

Reference Banks (if other than as specified in § 3(2)) (specify)
*Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*

ISDA Determination
*ISDA-Feststellung*

Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))*

**Margin** — 0.02 per cent. per annum
*Marge* — *0,02 % per annum*

plus
*plus*

■ minus
*minus*

**Interest Determination Date**
*Zinsfestlegungstag*

■ second Business Day prior to commencement of Interest Period
*zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

first day of each Interest Period
*erster Tag der jeweiligen Zinsperiode*

7

other (specify)
*sonstige (angeben)*

**Minimum and Maximum Rate of Interest**
*Mindest- und Höchstzinssatz*

Minimum Rate of Interest
*Mindestzinssatz*

Maximum Rate of Interest
*Höchstzinssatz*

**Zero Coupon Notes**
*Nullkupon-Schuldverschreibungen*

**Accrual of Interest**
*Auflaufende Zinsen*

Amortisation Yield
*Emissionsrendite*

**Dual Currency Notes**
*Doppelwährungs-Schuldverschreibungen*

(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest, a description of any market disruption
or settlement disruption events that affect the underlying and
adjustment rules with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
*oder Grundlage für die Berechnung des/der Wechselkurs(e)*
*zur Bestimmung von Zinsbeträgen, eine*
*Beschreibung etwaiger Störungen des Marktes oder bei der*
*Abrechnung, die den Basiswert beeinflussen sowie*
*Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert*
*beeinflussen))*

**Instalment Notes**
*Raten-Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

**Index-linked Notes**
*Indexierte Schuldverschreibungen*
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events and adjustment rules
with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich des Index/der Formel,*
*der Grundlagen für die Berechnung der Zinsbeträge sowie*
*Beschreibung etwaiger Störungen des Markets oder bei der*
*Abrechnung, die den Basiswert beeinflussen und*
*Korrekturvorschriften in Bezug auf Vorfälle, die den*
*Basiswert beeinflussen))*

**Credit-linked Notes**

*Credit-linked Notes*
(set forth details in full here (including basis for calculating
interest and fall back provisions)).
*(Einzelheiten einfügen (einschließlich der Grundlagen
für die Berechnung der Zinsbeträge sowie
Ausweichbestimmungen))*

**other structured Notes**
*andere strukturierte Schuldverschreibungen*
(set forth details in full here (including fall back provisions,
if applicable and the relevant reference date is not available))
*(Einzelheiten einfügen (einschließlich Ausweichbestimmungen,
wenn anwendbar und der maßgebliche Referenzsatz nicht
verfügbar ist))*

**Day Count Fraction**
*Zinstagequotient*

Actual/Actual (ICMA)

Actual/Actual (ISDA) (Actual/365)

Actual/365 (Fixed)

■ Actual/360

30/360 or 360/360 (Bond Basis)

30E/360 (Eurobond Basis)

☐ Other
*Anderer*

## PAYMENTS (§ 4)
*ZAHLUNGEN (§ 4)*

**Payment Business Day**
*Zahlungstag*

| | |
|---|---|
| Relevant Financial Centre(s) (specify all) | TARGET and London |
| *Relevante(s) Finanzzentren(um) (alle angeben)* | *TARGET und London* |

## REDEMPTION (§ 5)
*RÜCKZAHLUNG (§ 5)*

**Final Redemption**
*Rückzahlung bei Endfälligkeit*

■ **Notes other than Instalment, Dual Currency, Index-linked,
Credit-linked or Structured Notes**
*Schuldverschreibungen außer Raten-, Doppelwährungs-,
Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen*

| | |
|---|---|
| ■ Maturity Date | 30 June 2015, subject to adjustment in accordance with the Modified Following Business Day Convention. |

*Fälligkeitstag*

Redemption Month
*Rückzahlungsmonat*

Final Redemption Amount
*Rückzahlungsbetrag*

■ Principal amount
*Nennbetrag*

Final Redemption Amount (per specified denomination)
*Rückzahlungsbetrag (für jede festgelegte Stückelung)*

**Instalment Notes**
*Raten-Schuldverschreibungen*
Instalment Date(s)
*Ratenzahlungstermin (e)*

Instalment Amount(s)
*Rate(n)*

**Early Redemption**
*Vorzeitige Rückzahlung*

| | |
|---|---|
| **Optional Redemption for Taxation Reasons** | **No** |
| *Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen* | *Nein* |
| **Early Redemption at the Option of the Issuer** | **No** |
| *Vorzeitige Rückzahlung nach Wahl der Emittentin* | *Nein* |

Minimum Redemption Amount
*Mindestrückzahlungsbetrag*

Higher Redemption Amount
*Höherer Rückzahlungsbetrag*

Call Redemption Date(s)
*Wahlrückzahlungstag(e) (Call)*

Call Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Call)*

Minimum Notice to Holders
*Mindestkündigungsfrist*

Maximum Notice to Holders
*Höchstkündigungsfrist*

| | |
|---|---|
| **Early Redemption at the Option of a Holder** | **No** |
| *Vorzeitige Rückzahlung nach Wahl des Gläubigers* | *Nein* |

Put Redemption Date(s)
*Wahlrückzahlungstag(e) (Put)*

Put Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Put)*

Minimum Notice to Issuer
*Mindestkündigungsfrist*

Maximum Notice to Issuer (never more than 60 days)
*Höchstkündigungsfrist (nie mehr als 60 Tage)*

**Early Redemption Amount**
*Vorzeitiger Rückzahlungsbetrag*

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

Reference Price
*Referenzpreis*

**Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes**
*Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind*

**Dual Currency Notes**
*Doppelwährungs-Schuldverschreibungen*
(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
principal/fall-back provisions))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)
oder Grundlage für die Berechnung des/der Wechselkurs(e)
zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*

**Index-linked Notes**
*Indexierte Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

**Credit-linked Notes**
*Credit-linked Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

**other structured Notes**
*andere strukturierte Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

## FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
*EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)*

Paying Agents
*Zahlstellen*

■ Fiscal Agent                                                      BNP Paribas Securities Services,
*Emissionsstelle*                                                   Luxembourg Branch

Additional Paying Agent(s)/specified office(s)
*Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

■ Calculation Agent                                                 BNP Paribas Securities Services,
*Berechnungsstelle*                                                 Luxembourg Branch

   ■ Yes

*Ja*

No
*Nein*

Required location (specify)
*Vorgeschriebenen Ort (angeben)*

## NOTICES (§ 10)
*MITTEILUNGEN (§ 10)*

**Place and medium of publication**
*Ort und Medium der Bekanntmachung*

Publication in printed form
*Bekanntmachung in gedruckter Form*

London (Financial Times)
*London (Financial Times)*

Luxembourg (d'Wort)
*Luxemburg (d'Wort)*

Germany (Börsen-Zeitung)
*Deutschland (Börsen-Zeitung)*

■ Other (specify)
*Sonstige (angeben)*                                                    Notification to Clearing Systems

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

Stock Exchange
*Börse*

Internet Address
*Internetadresse*

**Governing Law**                                                       **German Law**
*Anwendbares Recht*                                                      *Deutsches Recht*

## PART I. B. PARTICIPATION CERTIFICATES
### *TEIL I. B. GENUSSSCHEINE*

**Issuer**                                                    Not Applicable
*Emittentin*                                                  *Nicht anwendbar*

**Form of Conditions**
*Form der Bedingungen*

☐ Long-Form
   *Nicht-konsolidierte Bedingungen*

☐ Integrated
   *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
   *ausschließlich Deutsch*

☐ English only
   *ausschließlich Englisch*

☐ English and German (English controlling)
   *Englisch und Deutsch (englischer Text maßgeblich)*

☐ German and English (German controlling)
   *Deutsch und Englisch (deutscher Text maßgeblich)*

## Issue, Principal Amount (§ 1)
### *Begebung, Nennbetrag (§ 1)*

Aggregate Principal Amount
*Gesammtnennbetrag*

Date of general meeting
*Datum der Hauptversammlung*

Number of Participation Certificates
*Anzahl der Stücke*

Principal amount
*Nennbetrag*

## Distributions (§ 2)
### *Ausschüttung (§ 2)*

☐ Fixed Rate Participation Certificates
   *festverzinsliche Genussscheine*

   Rate of interest
   *Zinssatz*

   Interest Commencement Date
   *Verzinsungsbeginn*

☐ Floating Rate Participation Certificates
*variabel verzinsliche Genussscheine*

Interest Commencement Date
*Verzinsungsbeginn*

Reference Dates
*Referenztermine*

Margin
*Marge*

Euribor Rate [three/six/nine/twelve month]
*Euribor-Satz [drei/sechs/neun/zwölf Monate]*

Screen Page
*Bildschirmseite*

Distribution Date(s)
*Ausschüttungstag(e)*

First Distribution Date
*Erster Ausschüttungstag*

**Term, Termination by the Issuer (§ 6)**
***Laufzeit, Kündigung (§ 6)***

End of term
*Laufzeitende*

Repayment Date
*Rückzahlungstag*

**Interest Rate applicable to the Final Interest Period**
***Zinssatz für die abschließende Zinsperiode***

☐ Distribution rate
*Ausschüttungszinssatz*

☐ Other (specify)
*Sonstige (angeben)*

**Termination**
***Kündigung***

Call Date
*Ankündigungstermin*

Date of Termination
*Kündigungstermin*

## PART I. C.: GLOBAL PFANDBRIEFE
### *TEIL I. C.: GLOBALPFANDBRIEFE*

Issuer                                                    Not Applicable
*Emittentin*                                             *Nicht anwendbar*

**General Provisions (§ 1)**
**Allgemeine Bestimmungen (§ 1)**

☐ [Global] Mortgage Pfandbriefe
   *[Global] Hypothekenpfandbriefe*

☐ [Global] Public-Sector Pfandbriefe
   *[Global] Öffentliche Pfandbriefe*

Aggregate Principal Amount
*Gesamtnennbetrag*

Number of Notes
*Anzahl der Stücke*

Principal Amount
*Nennbetrag*

Number of Notes to be issued in the Principal Amount
*Anzahl der im Nennbetragauszugebenden*
*Schuldverschreibungen*

Custodian for The Depository Trust Company
*Verwahrer für The Depository Trust Company*

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
   *Anderer (angeben)*

**Currency**
**Währung**

☐ EUR

☐ USD

Interest (§ 2)
*Zinsen (§ 2)*

Rate of interest
*Zinssatz*

Interest Commencement Date
*Verzinsungsbeginn*

Fixed Interest Payment Date(s)
*Festzinstermin(e)*

First Interest Payment Date
*Erster Festzinstermin*

Initial Broken Amount

*Anfänglicher Bruchteilzinsbetrag*

Fixed Interest Date preceding the Maturity Date
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount
*Abschließender Bruchteilzinsbetrag*

**Day Count Fraction**
*Zinstagequotient*

☐ Actual/Actual (Actual/365)

☐ 30/360

**Repayment (§ 3)**
*Rückzahlung (§ 3)*

Specified Maturity Date
*Festgelegter Endfälligkeitstag*

**Payments (§ 4)**
*Zahlungen (§ 4)*

Frankfurt Business Day
*Frankfurter Geschäftstag*

☐ TARGET

**Registrar and Paying Agents (§ 8)**
*Die Registrierungsstelle und die Zahlstellen (§ 8)*

Paying Agent
*Zahlstelle*

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
   *Andere (angeben)*

**Notices (§ 9)**
*Bekanntmachungen (§ 9)*

☐ d'Wort

## PART II. OTHER INFORMATION
### TEIL II. ZUSÄTZLICHE INFORMATIONEN

| | |
|---|---|
| **Specific Risk Factors** | None |
| *Spezielle Risikofaktoren* | *Keine* |

**Interest of natural and legal persons involved in the issue/offer**
*Interessen von Seiten natürlicher und juristischer*
*Personen, die an der Emission/dem Angebot beteiligt sind*

- ■ Save as discussed in the Prospectus under "Interest of Natural
  and Legal Persons involved in the Issue/Offer", so far as the Issuer
  is aware, no person involved in the offer of the Notes has an
  interest material to the offer.
  *Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural*
  *and Legal Persons involved in the Issue/Offer" angesprochenen*
  *Interessen bestehen bei den an der Emission beteiligten Personen*
  *nach Kenntnis der Emittentin keine Interessen, die für das Angebot*
  *bedeutsam sind.*

- ☐ Other interest (specify)
  *Andere Interessen (angeben)*

| | |
|---|---|
| **Reasons for the offer** | Refinance |
| *Gründe für das Angebot* | |
| Estimated net proceeds | EUR 50,000,000 |
| *Geschätzter Nettobetrag der Erträge* | *EUR 50.000.000* |
| Estimated total expenses of the issue | Not Applicable |
| *Geschätzte Gesamtkosten der Emission* | *Nicht anwendbar* |

**Eurosystem eligibility**
*EZB-Fähigkeit*

Intended to be held in a manner which would allow
Eurosystem eligibility

*Soll in EZB-fähiger Weise gehalten werden*

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

| | |
|---|---|
| ■ Common Code | 027981364 |
| *Common Code* | *027981364* |
| ■ ISIN Code | XS0279813645 |
| *ISIN Code* | *XS0279813645* |
| ■ German Securities Code | HBE1M5 |
| *Wertpapier-Kenn-Nummer (WKN)* | *HBE1M5* |

Any other securities number
*Sonstige Wertpapier-Kenn-Nummer*

**Yield**
*Rendite*

Yield

*Rendite*

Method of calculating the yield
*Berechnungsmethode der Rendite*

> ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
> *ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

> Other methods (specify)
> *Andere Methoden (angeben)*

**Historic Interest Rates**
***Zinssätze der Vergangenheit***

Details of historic EURIBOR rates can be obtained from Telerate Page 3750
*Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate seite 3750*

> Details relating to the Performance of the [Index][Formula][other variable].
> *Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*

Name of index
*Bezeichnung des Index*

> Description of index / Details of where information
> about index can be obtained
> *Indexbeschreibung / Angaben, wo Informationen*
> *zum Index zu finden sind*

>> Description of interest rate
>> *Beschreibung des Zinssatzes*

>> Other equivalent information regarding the underlying
>> (including, in the case of a basket of underlyings, a disclosure
>> of the relevant weightings of each underlying in the basket)
>> *Sonstige gleichwertigen Informationen bezüglich des Basiswertes*
>> *(einschließlich, im Falle eines Korbs von Basiswerten,*
>> *die Angabe der entsprechenden Gewichtungen jedes einzelnen*
>> *Basiswertes im Korb)*

**Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident**
***Umfassende Erläuterung darüber, wie der Wert der Anlage***
***durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen,***
***in denen die Risiken offensichtlich sind***


Not Applicable
*Nicht anwendbar*


**Market disruption or settlement disruption events that may affect the underlying**
***Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen***


Not Applicable
*Nicht anwendbar*


**Adjustment rules with relation to events concerning the underlying**
***Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen***

Not Applicable
*Nicht anwendbar*

**Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

Not Applicable
*· Nicht anwendbar*

**Selling Restrictions**
*Verkaufsbeschränkungen*

- The Selling Restrictions set out in the Prospectus shall apply.
  *Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

- TEFRA C
  *TEFRA C*

  TEFRA D
  *TEFRA D*

  Neither TEFRA C nor TEFRA D
  *Weder TEFRA C noch TEFRA D*

  Additional Selling Restrictions (specify)
  *Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

Not Applicable
*Nicht anwendbar*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

None
*keine*

**TERMS AND CONDITIONS OF THE OFFER**
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

Conditions, offer statistics, plan of distribution and allotment, pricing        Not Applicable
*Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*      *Nicht anwendbar*

Conditions to which the offer is subject
*Bedingungen, denen das Angebot unterliegt*

Time period, including any possible amendments, during which the offer will be open
*Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt*

- Not applicable
  *Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Description of the application process
*Beschreibung des Prozesses für die Umsetzung des Angebots*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
*Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
*Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Method and time limits for paying up the notes and for delivery of the notes
*Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung*

Manner and date in which results of the offer are to be made public
*Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
*Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Various categories of potential investors to which the notes are offered
*Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
*Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
*Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

## Placing and Underwriting
*Platzierung und Übernahme*

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
*Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.*

## Method of distribution
*Vertriebsmethode*

■ Non-syndicated
*Nicht syndiziert*

Syndicated
*Syndiziert*

| **Subscription Agreement** | Not Applicable |
| *Übernahmevertrag* | *Nicht anwendbar* |

Date of Subscription Agreement
*Datum des Subscription Agreements*

General Features of the Subscription Agreement
*Hauptmerkmale des Übernahmevertrags*

**Management Details including form of commitment**

*Einzelheiten bezüglich des Bankenkonsortiums*
*einschließlich der Art der Übernahme*

Dealer / Management Group (specify name and address)            J.P. Morgan Securities Ltd.
*Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*        125 London Wall
                                                                London EC2Y 5AJ
                                                                United Kingdom

■ firm commitment
  *feste Zusage*

  no firm commitment/best efforts arrangements
  *keine feste Zusage/zu den bestmöglichen Bedingungen*

**Commissions**                                                 Not Applicable
***Provisionen***                                               *Nicht anwendbar*

Management/Underwriting Commission (specify)
*Management- und Übernahmeprovision (angeben)*

Selling Concession (specify)
*Verkaufsprovision (angeben)*

Listing Commission
*Börsenzulassungprovision*

Other (specify)
*Andere (angeben)*

**Stabilising Dealer(s)/Manager(s)**                            None
***Kursstabilisierender Dealer/Manager***                       *keiner*

**Subscription Agreement**                                      Not Applicable
***Übernahmevertrag***                                          *Nicht anwendbar*

– Date of subscription agreement
  *Datum des Übernahmevertrags*

– General features of the subscription agreement (including the quotas)
  *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*

**Listing(s)**                                                  No
***Börsenzulassung(en)***                                       *Nein*

  Luxembourg
  *Luxemburg*

      Regulated Market *"Bourse de Luxembourg"*

      Euro MTF

  Düsseldorf

  Other (insert details)
  *Sonstige (Einzelheiten einfügen)*

**Date of admission**
***Termin der Zulassung***

**Estimate of the total expenses related to admission to trading**

*Geschätzte Gesamtkosten für die Zulassung zum Handel*        *Nicht anwendbar*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

Luxembourg
*Luxemburg*

Düsseldorf

Other (insert details)
*Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

Not applicable [specify details]
*Nicht anwendbar [Einzelheiten einfügen]*

**Rating**                                              Requested
*Rating*

**Other relevant terms and conditions (specify)**        Not Applicable
*Andere relevante Bestimmungen (einfügen)*        *Nicht anwendbar*

## Responsibility
### Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

December 19, 2006
*19. Dezember 2006*

**Final Terms**
*Endgültige Bedingungen*

Euro 5,000,000 Floating Rate Public-Sector Pfandbriefe due September 30, 2013
issued pursuant to the

*Euro 5.000.000 variabel verzinsliche Öffentliche Pfandbriefe fällig 30. September 2013*
*begeben aufgrund des*

**Euro 30,000,000,000**
**Essen Hyp Debt Issuance Programme**

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 100.00 per cent.
*Ausgabepreis: 100,00 %*

Issue Date: December 21, 2006
*Tag der Begebung: 21. Dezember 2006*

Series No: HBE1M1
*Serien Nr.: HBE1M1*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter*

*folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*


**Part I. TERMS AND CONDITIONS**
*Teil I. EMISSIONSBEDINGUNGEN*


The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.

*Die für die Schuldverschreibungen geltenden Bedingungen (die "Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.*

**PART I. A. Notes other than Participation Certificates**
*TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind*

| | |
|---|---|
| **Issuer** | **Hypothekenbank in Essen** |
| *Emittentin* | **Aktiengesellschaft** |

**Form of Conditions**
*Form der Bedingungen*

☐ Long-Form
*Nicht-konsolidierte Bedingungen*

☒ Integrated
*Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
*ausschließlich Deutsch*

☐ English only.
*ausschließlich Englisch*

☒ English and German (English controlling)
*Englisch und Deutsch (englischer Text maßgeblich)*

☐ German and English (German controlling)
*Deutsch und Englisch (deutscher Text maßgeblich)*

**Currency, Denomination, Form, Certain Definitions (§ 1)**
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency | Euro |
| *Festgelegte Währung* | *Euro* |
| Aggregate Principal Amount | Euro 5,000,000 |
| *Gesamtnennbetrag* | *Euro 5.000.000* |
| Specified Denomination(s) | Euro 1,000 |
| *Festgelegte Stückelung/Stückelungen* | *Euro 1.000* |

| | |
|---|---|
| Number of Notes to be issued in each Specified Denomination | 5,000 |
| *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen* | *5.000* |

| | |
|---|---|
| Minimum Transfer Amount | Euro 1,000 |
| *Mindestnennbetrag für Übertragungen* | *Euro 1.000* |

**Form**
*Form*

☐ **Notes**
   **Schuldverschreibungen**

☒ **Pfandbriefe**

   ☐ Mortgage Pfandbriefe
      *Hypothekenpfandbriefe*

   ☒ Public-Sector Pfandbriefe
      *Öffentliche Pfandbriefe*

| | |
|---|---|
| **New Global Note** | **No** |
| ***New Global Note*** | ***Nein*** |

☒ **TEFRA C**
   ***TEFRA C***

   ☒ Permanent Global Note
      *Dauerglobalurkunde*

   ☐ Temporary Global Note exchangeable for:
      *Vorläufige Globalurkunde austauschbar gegen:*

      ☐ Definitive Notes
         *Einzelurkunden*

☐ **TEFRA D**
   ***TEFRA D***

   Temporary Global Note exchangeable for:
   *Vorläufige Globalurkunde austauschbar gegen:*

   ☐ Permanent Global Note
      *Dauerglobalurkunde*

   ☐ Definitive Notes
      *Einzelurkunden*

☐ **Neither TEFRA D nor TEFRA C**
   ***Weder TEFRA D noch TEFRA C***

   ☐ Permanent Global Note
      *Dauerglobalurkunde*

   ☐ Temporary Global Note exchangeable for:
      *Vorläufige Globalurkunde austauschbar gegen:*

      ☐ Definitive Notes
         *Einzelurkunden*

| | |
|---|---|
| **Definitive Notes** | **No** |
| ***Einzelurkunden*** | ***Nein*** |

☐ Coupons
   *Zinsscheine*

☐ Talons
  *Talons*

☐ Receipts
  *Rückzahlungsscheine*

**Certain Definitions**
**Definitionen**

Clearing System
*Clearing System*

☐ Clearstream Banking AG
  Neue Börsenstraße 1
  D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
  1 Boulevard du Roi Albert II
  B-1210 Brussels

☒ Clearstream Banking, société anonyme
  42 Avenue JF Kennedy
  L-1855 Luxembourg .

☐ The Depository Trust Company
  55 Water Street
  New York, NY 10041-0099
  USA

☐ Other (specify)
  *Sonstige (angeben)*

**STATUS (§ 2)**
**STATUS (§ 2)**

☐ Unsubordinated
  *Nicht-nachrangig*

☐ Subordinated
  *Nachrangig*

**INTEREST (§ 3)** .
**ZINSEN (§ 3)**

☐ **Fixed Rate Notes**
  **Festverzinsliche Schuldverschreibungen**
  **Rate of Interest and Interest Payment Dates**
  **Zinssatz und Zinszahlungstage**

☒ **Floating Rate Notes**
  **Variabel verzinsliche Schuldverschreibungen**

  **Interest Payment Dates**
  **Zinszahlungstage**

| | |
|---|---|
| Interest Commencement Date | December 21, 2006 |
| *Verzinsungsbeginn* | *21. Dezember 2006* |
| Specified Interest Payment Dates | March 20, June 20, September 20, December 20 in each year from |

and including 20 March 2007 (short first Interest Period) up to and including the Maturity Date (long last Interest Period), subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest.

*Festgelegte Zinszahlungstage*

*20. März, 20. Juni, 20. September, 20. Dezember eines jeden Jahres, vom 20. März 2007 (einschließlich) (kurze erste Zinsperiode) bis zum Fälligkeitstag (einschließlich) (lange letzte Zinsperiode), vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäftstag-Konvention und einer Anpassung aufgrund aufgelaufener Zinsen.*

Specified Interest Period(s)
*Festgelegte Zinsperiode(n)*

3 months
*3 Monate*

**Business Day Convention**
*Geschäftstagskonvention*

☒ Modified Following Business Day Convention
*Modifizierte Folgender Geschäftstag-Konvention*

Adjusted
*Angepasst*

☐ FRN Convention (specify period(s)
*FRN Konvention (Zeitraum angeben)*

☐ Following Business Day Convention
*Folgender Geschäftstag-Konvention*

☐ Preceding Business Day Convention
*Vorangegangener Geschäftstag-Konvention*

**Relevant Financial Centres**
*Relevante Finanzzentren*

TARGET, London

**Rate of Interest**
*Zinssatz*

☒ Screen Rate Determination
*Bildschirmfeststellung*

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)

3 month EUR-EURIBOR,
save for (i) the Interest Period from and including the Issue Date to but excluding 20 March 2007, where the rate will be the interpolated by means of straight-line interpolation of the 2- and 3-month rate, and (ii) the Interest Period from and including 20 June 2013 to and including the Maturity Date where

EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/
Interbanken-Markt in der Euro-Zone)

the rate will be interpolated by means of straight-line interpolation of the 3- and 4-month rates.

3-Monats EUR-EURIBOR, außer (i) für die erste Zinsperiode vom Valutie-rungstag (einschließlich) bis zum 20. März 2007 (ausschließlich) für die der Zinssatz mittels einer geradlinigen Interpolation des 2- und 3-Monats-Satzes ermittelt wird und (ii) für die Zinsperiode vom 20. Juni 2013 (einschließlich) bis zum Fälligkeitstag (einschließlich) für die der Zinssatz mittels einer geradlinigen Interpolation des 3- und 4-Monats-Satzes ermittelt wird.

Screen page
Bildschirmseite

Telerate Page 248
Telerate Seite 248

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

**Margin**
*Marge*

0.03 per cent. per annum
*0,03 % per annum*

☐ plus
plus

☒ minus
*minus*

**Interest Determination Date**
*Zinsfestlegungstag*

☒ second Business Day prior to commencement of Interest Period
*zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

☐ first day of each Interest Period
*erster Tag der jeweiligen Zinsperiode*

☐ other (specify)
*sonstige (angeben)*

**Minimum and Maximum Rate of Interest**
*Mindest- und Höchstzinssatz*

☐ Minimum Rate of Interest
*Mindestzinssatz*

☐ Maximum Rate of Interest
*Höchstzinssatz*

☐ **Zero Coupon Notes**
*Nullkupon-Schuldverschreibungen*

**Accrual of Interest**
*Auflaufende Zinsen*

Amortisation Yield
*Emissionsrendite*

☐ **Dual Currency Notes**
*Doppelwährungs-Schuldverschreibungen*

(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest, a description of any market disruption
or settlement disruption events that affect the underlying and
adjustment rules with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
*oder Grundlage für die Berechnung des/der Wechselkurs(e)*
*zur Bestimmung von Zinsbeträgen, eine*
*Beschreibung etwaiger Störungen des Marktes oder bei der*
*Abrechnung, die den Basiswert beeinflussen sowie*
*Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert*
*beeinflussen))*

☐ **Instalment Notes**
*Raten-Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **Index-linked Notes**
*Indexierte Schuldverschreibungen*
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events that affect the
underlying and adjustment rules with relation to events
concerning the underlying))

*(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))*

☐ **Credit-linked Notes**
**Credit-linked Notes**
(set forth details in full here (including basis for calculating interest and fall back provisions))
*(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))*

☐ **other structured Notes**
**andere strukturierte Schuldverschreibungen**
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
*(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))*

**Day Count Fraction**
**Zinstagequotient**

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
   *Anderer*

**PAYMENTS (§ 4)**
**ZAHLUNGEN (§ 4)**

**Payment Business Day**
**Zahlungstag**

Relevant Financial Centre(s) (specify all)          London, TARGET
*Relevante(s) Finanzzentren(um) (alle angeben)*     *London, TARGET*

**REDEMPTION (§ 5)**
**RÜCKZAHLUNG (§ 5)**

**Final Redemption**
**Rückzahlung bei Endfälligkeit**

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
**Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen**

☒ Maturity Date

September 30, 2013, subject to adjustment in accordance with the Modified Following Business Day Convention.

*Fälligkeitstag*

*30. September 2013, vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäfts-tag-Konvention*

☐ Redemption Month
*Rückzahlungsmonat*

☐ Final Redemption Amount
*Rückzahlungsbetrag*

☒ Principal amount
*Nennbetrag*

☐ Final Redemption Amount (per specified denomination)
*Rückzahlungsbetrag (für jede festgelegte Stückelung)*

☐ **Instalment Notes**
***Raten-Schuldverschreibungen***
Instalment Date(s)
*Ratenzahlungstermin (e)*

Instalment Amount(s)
*Rate(n)*

**Early Redemption**
***Vorzeitige Rückzahlung***

| | |
|---|---|
| **Optional Redemption for Taxation Reasons** ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen*** | No *Nein* |
| **Early Redemption at the Option of the Issuer** ***Vorzeitige Rückzahlung nach Wahl der Emittentin*** | No *Nein* |
| **Early Redemption at the Option of a Holder** ***Vorzeitige Rückzahlung nach Wahl des Gläubigers*** | No *Nein* |

**Early Redemption Amount**
***Vorzeitiger Rückzahlungsbetrag***

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

Reference Price
*Referenzpreis*

**Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes**
***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***

☐ **Dual Currency Notes**
***Doppelwährungs-Schuldverschreibungen***
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))

*(Einzelheiten einfügen (einschließlich Wechselkurs(e)
oder Grundlage für die Berechnung des/der Wechselkurs(e)
zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*

☐ **Index-linked Notes**
*Indexierte Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **Credit-linked Notes**
*Credit-linked Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **other structured Notes**
*andere strukturierte Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

## FISCAL AGENT AND PAYING AGENT (§ 6)
*EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)*

Paying Agents
*Zahlstellen*

☒ Fiscal Agent                                                    BNP Paribas Securities Services,
*Emissionsstelle*                                                 Luxembourg Branch

☐ Additional Paying Agent(s)/specified office(s)
*Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

☒ Calculation Agent
*Berechnungsstelle*

    ☒ Yes                                    BNP Paribas Securities Services,
    *Ja*                                     Luxembourg Branch

    ☐ No
    *Nein*

    ☐ Required location (specify)
    *Vorgeschriebenen Ort (angeben)*

## NOTICES (§ 10)
*MITTEILUNGEN (§ 10)*

**Place and medium of publication**
***Ort und Medium der Bekanntmachung***

Publication in printed form
*Bekanntmachung in gedruckter Form*

☐ London (Financial Times)
*London (Financial Times)*

☒ Luxembourg (d'Wort)
*Luxemburg (d'Wort)*

☐ Germany (Börsen-Zeitung)
*Deutschland (Börsen-Zeitung)*

☐ Other (specify)
*Sonstige (angeben)*

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

| | |
|---|---|
| Stock Exchange | Luxembourg Stock Exchange |
| *Börse* | *Luxemburger Börse* |

Internet Address
*Internetadresse*

| | |
|---|---|
| **Governing law** | **German Law** |
| ***Anwendbares Recht*** | ***Deutsches Recht*** |

## PART I. B. PARTICIPATION CERTIFICATES
## *TEIL I. B. GENUSSSCHEINE*

**Issuer**
***Emittentin***

**Form of Conditions**
***Form der Bedingungen.***

☐ Long-Form
*Nicht-konsolidierte Bedingungen*

☐ Integrated
*Konsolidierte Bedingungen*

**Language of Conditions**
***Sprache der Bedingungen***

☐ German only
*ausschließlich Deutsch*

☐ English only
*ausschließlich Englisch*

☐ English and German (English controlling)
*Englisch und Deutsch (englischer Text maßgeblich)*

☐ German and English (German controlling)
*Deutsch und Englisch (deutscher Text maßgeblich)*

**Issue, Principal Amount (§ 1)**
***Begebung, Nennbetrag (§ 1)***

| | |
|---|---|
| Aggregate Principal Amount | [    ] |
| *Gesammtnennbetrag* | |
| Date of general meeting | [    ] |
| *Datum der Hauptversammlung* | |
| Number of Participation Certificates | [    ] |
| *Anzahl der Stücke* | |
| Principal amount | [    ] |
| *Nennbetrag* | |

**Distributions (§ 2)**
*Ausschüttung (§ 2)*

☐ Fixed Rate Participation Certificates
*festverzinsliche Genussscheine*

    Rate of interest                                        [   ]
    *Zinssatz*

    Interest Commencement Date                   [   ]
    *Verzinsungsbeginn*

☐ Floating Rate Participation Certificates
*variabel verzinsliche Genussscheine*

    Interest Commencement Date                   [   ]
    *Verzinsungsbeginn*

    Reference Dates                                  [   ]
    *Referenztermine*

    Margin
    *Marge*

    Euribor Rate [three/six/nine/twelve month]
    *Euribor-Satz [drei/sechs/neun/zwölf Monate]*

    Screen Page
    *Bildschirmseite*

Distribution Date(s)                                     [   ]
*Ausschüttungstag(e)*

First Distribution Date                               [   ]
*Erster Ausschüttungstag*


**Term, Termination by the Issuer (§ 6)**
*Laufzeit, Kündigung (§ 6)*

End of term                                     end of fiscal year [    ]
*Laufzeitende*                                        *Ende Geschäftsjahr* [    ]

Repayment Date                                    [   ]
*Rückzahlungstag*

**Interest Rate applicable to the Final Interest Period**
*Zinssatz für die abschließende Zinsperiode*

☐ Distribution rate
*Ausschüttungszinssatz*

☐ Other (specify)                                     [   ]
    *Sonstige (angeben)*

**Termination**
*Kündigung*

Call Date                                          [   ]
*Ankündigungstermin*

Date of Termination                                  [   ]
*Kündigungstermin*

**PART I. C.: GLOBAL PFANDBRIEFE**
*TEIL I. C.: GLOBALPFANDBRIEFE*

| | |
|---|---|
| **Issuer**<br>*Emittentin* | **Hypothekenbank in Essen**<br>**Aktiengesellschaft** |

**General Provisions (§ 1)**
*Allgemeine Bestimmungen (§ 1)*

☐ [Global] Mortgage Pfandbriefe
 *[Global] Hypothekenpfandbriefe*

☐ [Global] Public-Sector Pfandbriefe
 *[Global] Öffentliche Pfandbriefe*

| | |
|---|---|
| Aggregate Principal Amount<br>*Gesamtnennbetrag* | [  ] |
| Number of Notes<br>*Anzahl der Stücke* | [  ] |
| Principal Amount<br>*Nennbetrag* | [  ] |
| Number of Notes to be issued in the Principal Amount<br>*Anzahl der im Nennbetragauszugebenden*<br>*Schuldverschreibungen* | [  ] |

Custodian for The Depository Trust Company
*Verwahrer für The Depository Trust Company*

☐ J. P. Morgan Trust Company, National Association

| | |
|---|---|
| ☐ Other (specify)<br> *Anderer (angeben)* | [  ] |

**Currency**
*Währung*

☐ EUR

☐ USD

**Interest (§ 2)**
*Zinsen (§ 2)*

| | |
|---|---|
| Rate of interest<br>*Zinssatz* | [  ] per cent. per annum<br>*[  ]% per annum* |
| Interest Commencement Date<br>*Verzinsungsbeginn* | [  ] |
| Fixed Interest Payment Date(s)<br>*Festzinstermin(e)* | [  ]<br>*[  ] in jedem Jahr* |
| First Interest Payment Date<br>*Erster Festzinstermin* | [  ] in each year |
| Initial Broken Amount<br>*Anfänglicher Bruchteilzinsbetrag* | [  ] |
| Fixed Interest Date preceding the Maturity Date<br>*Festzinstermin, der dem Fälligkeitstag vorangeht* | [  ] |

Final Broken Amount
*Abschließender Bruchteilzinsbetrag*                                   [   ]

**Day Count Fraction**
**Zinstagequotient**

☐ Actual/Actual (Actual/365)

☐ 30/360


**Repayment (§ 3)**
**Rückzahlung (§ 3)**

Specified Maturity Date                                                [   ]
*Festgelegter Endfälligkeitstag*


**Payments (§ 4)**
**Zahlungen (§ 4)**

Frankfurt Business Day
*Frankfurter Geschäftstag*

☐ TARGET


**Registrar and Paying Agents (§ 8)**
**Die Registrierungsstelle und die Zahlstellen (§ 8)**

Paying Agent
*Zahlstelle*

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)                                                     [   ]
   *Andere (angeben)*


**Notices (§ 9)**
**Bekanntmachungen (§ 9)**

☐ d'Wort

## PART II. OTHER INFORMATION
### TEIL II. ZUSÄTZLICHE INFORMATIONEN

**Specific Risk Factors**
**Spezielle Risikofaktoren**

**Interest of natural and legal persons involved in the issue/offer**   none
**Interessen von Seiten natürlicher und juristischer**   keine
**Personen, die an der Emission/dem Angebot beteiligt sind**

☒ Save as discussed in the Prospectus under "Interest of Natural
and Legal Persons involved in the Issue/Offer", so far as the Issuer
is aware, no person involved in the offer of the Notes has an
interest material to the offer.
*Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural
and Legal Persons involved in the Issue/Offer" angesprochenen
Interessen bestehen bei den an der Emission beteiligten Personen
nach Kenntnis der Emittentin keine Interessen, die für das Angebot
bedeutsam sind.*

☐ Other interest (specify)
*Andere Interessen (angeben)*

**Reasons for the offer**   Refinance
**Gründe für das Angebot**   Refinanzierung

Estimated net proceeds   Euro 5,000,000
*Geschätzter Nettobetrag der Erträge*   Euro 5.000.000

Estimated total expenses of the issue   Euro 3,000
*Geschätzte Gesamtkosten der Emission*   Euro 3.000

**Eurosystem eligibility**
**EZB-Fähigkeit**

Intended to be held in a manner which would allow
Eurosystem eligibility   No
*Soll in EZB-fähiger Weise gehalten werden*   Nein

**Securities Identification Numbers**
**Wertpapier-Kenn-Nummern**

☒ Common Code   027837239
*Common Code*   027837239

☒ ISIN Code   XS0278372395
*ISIN Code*   XS0278372395

☒ German Securities Code   HBE1M1
*Wertpapier-Kenn-Nummer (WKN)*   HBE1M1

☐ Any other securities number
*Sonstige Wertpapier-Kenn-Nummer*

**Yield**
**Rendite**

Yield   [    ]
*Rendite*

Method of calculating the yield
*Berechnungsmethode der Rendite*

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
*ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

☐ Other method (specify)
*Andere Methode (angeben)*

☒ **Historic Interest Rates**
**Zinssätze der Vergangenheit**

Details of historic EURIBOR rates can be obtained from        Telerate Page 3750
*Einzelheiten der Entwicklung der EURIBOR Sätze in der*      *Telerate Seite 3750*
*Vergangenheit können abgerufen werden unter*

☐ Details relating to the Performance of the [Index][Formula][other variable]
*Einzelheiten hinsichtlich der Entwicklung des* [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
*[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]*

Name of index                                               [    ]
*Bezeichnung des Index*

Description of index / Details of where information        [    ]
about index can be obtained
*Indexbeschreibung / Angaben, wo Informationen*
*zum Index zu finden sind*

Description of interest rate                       [    ]
*Beschreibung des Zinssatzes*

Other equivalent information regarding the underlying      [    ]
(including, in the case of a basket of underlyings, a disclosure
of the relevant weightings of each underlying in the basket)
*Sonstige gleichwertigen Informationen bezüglich des Basiswertes*
*(einschließlich, im Falle eines Korbs von Basiswerten,*
*die Angabe der entsprechenden Gewichtungen jedes einzelnen*
*Basiswertes im Korb)*

**Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident**
**Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind**

[insert details here]
*[Einzelheiten hier einfügen]*

**Market disruption or settlement disruption events that may affect the underlying**
**Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen**

[insert details here]
*[Einzelheiten hier einfügen]*

**Adjustment rules with relation to events concerning the underlying**
*Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen*

[insert details here]
*[Einzelheiten hier einfügen]*

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

[specify details here]
*[Einzelheiten hier angeben]*

**Selling Restrictions**
*Verkaufsbeschränkungen*

☒ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

☒ TEFRA C
*TEFRA C*

☐ TEFRA D
*TEFRA D*

☐ Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

☐ Additional Selling Restrictions (specify)
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

none
*keine*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

none
*keine*

**TERMS AND CONDITIONS OF THE OFFER**
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

Conditions, offer statistics, plan of distribution and allotment, pricing
*Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*

Conditions to which the offer is subject
*Bedingungen, denen das Angebot unterliegt*

Time period, including any possible amendments, during which the offer will be open
*Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Description of the application process
*Beschreibung des Prozesses für die Umsetzung des Angebots*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
*Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
*Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Method and time limits for paying up the notes and for delivery of the notes
*Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung*

Manner and date in which results of the offer are to be made public
*Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
*Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Various categories of potential investors to which the notes are offered
*Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
*Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
*Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

**Placing and Underwriting**
*Platzierung und Übernahme*

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
*Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]*

**Method of distribution**
*Vertriebsmethode*

☒ Non-syndicated
*Nicht syndiziert*

☐ Syndicated
*Syndiziert*

**Subscription Agreement**
*Übernahmevertrag*

| | |
|---|---|
| Date of Subscription Agreement | Not applicable |
| *Datum des Subscription Agreements* | *Nicht anwendbar* |
| | |
| General Features of the Subscription Agreement | Not applicable |
| *Hauptmerkmale des Übernahmevertrags* | *Nicht anwendbar* |

**Management Details including form of commitment**
*Einzelheiten bezüglich des Bankenkonsortiums*
*einschließlich der Art der Übernahme*

| | |
|---|---|
| Dealer / Management Group (specify name and address) | J.P. Morgan Securities Ltd. |
| *Plazeur / Bankenkonsortium (Name und Adresse angeben)* | 125 London Wall |
| | GB-London EC2Y 5AJ |

☒ firm commitment

*feste Zusage*

☐ no firm commitment/best efforts arrangements
*keine feste Zusage/zu den bestmöglichen Bedingungen*

| | |
|---|---|
| **Commissions** | Not applicable |
| ***Provisionen*** | *Nicht anwendbar* |

Management/Underwriting Commission (specify)
*Management- und Übernahmeprovision (angeben)*

Selling Concession (specify)
*Verkaufsprovision (angeben)*

Listing Commission
*Börsenzulassungprovision*

Other (specify)
*Andere (angeben)*

| | |
|---|---|
| **Stabilising Dealer(s)/Manager(s)** | none |
| ***Kursstabilisierender Dealer/Manager*** | *keiner* |
| **Listing(s)** | Yes |
| ***Börsenzulassung(en)*** | *Ja* |

☒ Luxembourg
  *Luxemburg*

  ☒ Regulated Market

  ☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
  *Sonstige (Einzelheiten einfügen)*

| | |
|---|---|
| **Date of admission** | December 21, 2006 |
| ***Datum der Zulassung*** | *21. Dezember 2006* |
| **Estimate of the total expenses related to admission to trading** | Euro 3,000 |
| ***Geschätzte Gesamtkosten für die Zulassung zum Handel*** | *Euro 3.000* |

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

☐ Luxembourg
  *Luxemburg*

☐ Düsseldorf

☐ Other (insert details)
  *Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☒ Not applicable
*Nicht anwendbar*

| | |
|---|---|
| **Rating** | Requested |
| *Rating* | *Angefordert* |

**Other relevant terms and conditions (specify)**
*Andere relevante Bestimmungen (einfügen)*

**Listing:**
*Börsenzulassung:*

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from December 21, 2006).
*Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 21. Dezember 2006) erforderlich sind.*


**Responsibility**
*Verantwortlichkeit*

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*


Hypothekenbank in Essen Aktiengesellschaft

_____

# Annex

## TERMS AND CONDITIONS

### § 1
### CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS

(1) *Currency; Denomination.* This Series HBE1M1 of Public-Sector Pfandbriefe *(Öffentliche Pfandbriefe)* (the "Notes") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") is being issued in Euro (the "Specified Currency") in the aggregate principal amount of Euro 5,000,000 (in words: Euro five million) in denominations of Euro 1,000 (the "Specified Denominations").

(2) *Form.* The Notes are in bearer form and represented by one or more global notes (each, a "Global Note").

(3) *Permanent Global Note.* The Notes are represented by a permanent Global Note (the "Permanent Global Note") without coupons. The Permanent Global Note shall be signed manually by two authorized signatories of the Issuer and the independent trustee appointed by the Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht)* and shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.

(4) *Clearing System.* Each Global Note representing the Notes will be kept in custody by or on behalf of the Clearing System. "Clearing System" means each of the following: Clearstream Banking, société anonyme ("CBL") and Euroclear Bank S. A./N. V. as operator of the Euroclear System ("Euroclear").

(5) *Holder of Notes.* "Holder" means any holder of a proportionate co-ownership or other beneficial interest or right in the Notes.

### § 2
### STATUS

The obligations under the Notes constitute unsubordinated obligations of the Issuer ranking *pari passu* among themselves. The Notes are covered in accordance with the Pfandbrief Act *(Pfandbriefgesetz)* and rank *pari passu* with all other obligations of the Issuer under Public-Sector Pfandbriefe.

### § 3
### INTEREST

(1) *Interest Payment Dates.* (a) The Notes bear interest on their principal amount from December 21, 2006 (inclusive) (the "Interest Commencement Date") to the first Interest Payment Date (exclusive) and thereafter from each Interest Payment Date (inclusive) to the next following Interest Payment Date (exclusive). Interest on the Notes shall be payable on each Interest Payment Date.

(b) "Interest Payment Date" means March 20, June 20, September 20, December 20 in each year from and including March 20, 2007 (short first Interest Period) up to and including the Maturity Date (as defined in § 5) (long last Interest Period), subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest.

(c) If any Interest Payment Date would otherwise fall on a day which is not a Business Day (as defined below), it shall be: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the payment date shall be the immediately preceding Business Day.

(d) In this § 3 "Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, (ii) the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) and (iii) commercial banks and foreign exchange markets in London settle payments.

(2) *Rate of Interest.* The rate of interest (the "Rate of Interest") for each Interest Period (as defined below) will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for that Interest Period which appears on the Screen Page as of 11:00 a. m. (Brussels time) on the Interest Determination Date (as defined below) minus the Margin (as defined below), all as determined by the Calculation Agent, save for (i) the Interest Period from and including the December 21, 2006 to but excluding March 20, 2007, where the relevant reference rate will be the interpolated by means of straight-line interpolation of the 2- and 3-month EUR-EURIBOR, and (ii) the Interest Period from and including

June 20, 2013 to and including the Maturity Date where the relevant reference rate will be the interpolated by means of straight-line interpolation of the 3- and 4-month EUR-EURIBOR.

"Interest Period" means each period from (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and from (and including) each Interest Payment Date to (but excluding) the following Interest Payment Date.

"Interest Determination Date" means the second London and TARGET Business Day prior to the commencement of the relevant Interest Period. "London Business Day" means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in London. "TARGET Business Day" means a day on which TARGET is operating.

"Margin" means 0.03 per cent. per annum.

"Screen Page" means Telerate Page 248.

If the Screen Page is not available or if no such quotation appears, in each case as at such time, the Calculation Agent shall request each of the Reference Banks (as defined below) to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the relevant Interest Period to leading banks in the interbank market in the euro-zone at approximately 11.00 a. m. (Brussels time) on the Interest Determination Date. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded, if necessary, to the nearest one thousandth of a percentage point, with 0.0005 being rounded upwards) of such offered quotations minus the Margin all as determined by the Calculation Agent.

If on any Interest Determination Date only one or none of the Reference Banks provides the Calculation Agent with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Calculation Agent determines as being the arithmetic mean (rounded, if necessary, to the nearest one thousandth of a percentage point, with 0.0005 being rounded upwards) the rates, as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, as at 11.00 a. m. (Brussels time) on the relevant Interest Determination Date, deposits in the Specified Currency for the relevant Interest Period by leading banks in the interbank market in the euro-zone minus the Margin or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for the relevant Interest Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the relevant Interest Period, at which, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Calculation Agent and the Issuer suitable for such purpose) inform(s) the Calculation Agent it is or they are quoting to leading banks in the interbank market in the euro-zone (or, as the case may be, the quotations of such bank or banks to the Calculation Agent) minus the Margin. If the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be the offered quotation or the arithmetic mean of the offered quotations on the Screen Page, as described above, on the last day preceding the Interest Determination Date on which such quotations were offered minus the Margin (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period in place of the Margin relating to that last preceding Interest Period).

As used herein, "Reference Banks" means those offices of four of such banks whose offered rates were used to determine such quotation when such quotation last appeared on the Screen Page.

"euro-zone" means the region comprised of those member states of the European Union that have adopted, or will have adopted from time to time, the single currency in accordance with the Treaty establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992) and the Amsterdam Treaty of October 2, 1997, as further amended from time to time.

(3) *Interest Amount.* The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, calculate the amount of interest (the "Interest Amount") payable on the Notes for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction (as defined below) to the aggregate principal amount of the Notes and rounding the resultant figure to the nearest unit of the Specified Currency, with 0.5 of such unit being rounded upwards.

(4) *Notification of Rate of Interest and Interest Amount.* The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and to the Holders in accordance with § 10 as soon as possible after their determination, but in no event later than the fourth London and TARGET Business Day (as defined in § 3(2)) thereafter and, if required by the rules of any stock exchange on which the Notes are from time to time listed, to such stock exchange, as soon as possible after their determination, but in no event later than the first day of the relevant Interest Period. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to any stock exchange on which the Notes are then listed and to the Holders in accordance with § 10.

(5) *Determinations Binding.* All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this § 3 by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent, the Paying Agent and the Holders.

(6) *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until actual redemption of the Notes. The applicable Rate of Interest will be the default rate of interest established by law except the rate of interest of the Notes is higher than the default rate of interest established by law.

(7) *Day Count Fraction.* "Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (the "Calculation Period"): the actual number of days in the Calculation Period divided by 360.

## § 4
## PAYMENTS

(1) (a) *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, to the Clearing System or to its order for credit to the accounts of the relevant account Holders of the Clearing System upon presentation and (except in the case of partial payment) surrender of the Global Note representing the Notes at the time of payment at the specified office of the Fiscal Agent outside the United States.

(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System.

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in Euro.

(3) *United States.* For purposes of subparagraph (1) of this § 4, "United States" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U. S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Clearing System.

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which (i) the Clearing System, and (ii) commercial banks and foreign exchange markets in London and the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) settle payments.

(6) *References to Principal.* Reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes; and any premium and any other amounts which may be payable under or in respect of the Notes.

(7) *Deposit of Principal and Interest.* The Issuer may deposit with the *Amtsgericht* in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the Maturity Date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

## § 5
## REDEMPTION

Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on September 30, 2013 (the "Maturity Date"). The Final Redemption Amount in respect of each Note shall be its principal amount.

## § 6
## FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT

(1) *Appointment; Specified Offices.* The initial Fiscal Agent, Paying Agent and the Calculation Agent and their respective initial specified office is:

| | |
|---|---|
| Fiscal Agent, Paying Agent and Calculation Agent: | BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg |

The Fiscal Agent, the Paying Agent and the Calculation reserve the right at any time to change its respective specified office to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or any Paying Agent or any Calculation Agent and to appoint another Fiscal Agent or additional or other Paying Agents. The Issuer shall at all times maintain (i) a Fiscal Agent, (ii) a Paying Agent in addition to the Fiscal Agent with a specified office in a continental European city, (iii) so long as the Notes are listed on the Luxembourg Stock Exchange, a Paying Agent (which may be the Fiscal Agent) with a specified office in Luxembourg and/or in such other place as may be required by the rules of such stock exchange and (iv) a Calculation Agent. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 10.

(3) *Agents of the Issuer.* The Fiscal Agent, the Paying Agent and the Calculation Agent act solely as agents of the Issuer and do not have any obligations towards or relationship of agency or trust to any Holder.

## § 7
## TAXATION

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

## § 8
## PRESENTATION PERIOD

The presentation period provided in § 801 paragraph 1, sentence 1 BGB *(German Civil Code)* is reduced to ten years for the Notes.

## § 9
## FURTHER ISSUES, PURCHASES AND CANCELLATION

(1) *Further Issues.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, interest commencement date and/or issue price) so as to form a single Series with the Notes.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise and at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Fiscal Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

## § 10
## NOTICES

(1) *Publication.* All notices concerning the Notes shall be published in a leading daily newspaper having general circulation in Luxembourg. This newspaper is expected to be the *d' Wort.* Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first of any such publication).

(2) *Notification to Clearing System.* So long as any Notes are listed on a stock exchange, subparagraph (1) shall apply. If the Rules of the Luxembourg Stock Exchange so permit, the Issuer may deliver the relevant notice to the Clearing System for communication by the Clearing System to the Holders, in lieu of publication in the newspapers set forth in subparagraph (1) above; any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.

## § 11
## APPLICABLE LAW, PLACE OF PERFORMANCE,
## PLACE OF JURISDICTION AND ENFORCEMENT

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by German law.

(2) *Place of Performance.* Place of performance shall be Essen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Essen shall have non-exclusive jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The jurisdiction of such Court shall be exclusive if Proceedings are brought by merchants (*Kaufleute*), legal persons under public law (*juristische Personen des öffentlichen Rechts*), special funds under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to the general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*. The German courts shall have exclusive jurisdiction over the annulment of lost or destroyed Notes.

(4) *Enforcement.* Any Holder of Notes may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global note representing the Notes. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.

## § 12
## LANGUAGE

These Terms and Conditions are written in the English language and provided with a German language translation. The English text shall be controlling and binding. The German language translation is provided for convenience only.

## EMISSIONSBEDINGUNGEN FÜR PFANDBRIEFE

### § 1
### WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie HBE1M1 der Öffentlichen Pfandbriefe (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in Euro (die "festgelegte Währung") im Gesamtnennbetrag von Euro 5.000.000 (in Worten: Euro fünf Millionen) in Stückelungen von Euro 1.000 (die "festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft.

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und des von der Bundesanstalt für Finanzdienstleistungsaufsicht bestellten Treuhänders und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Clearing System.* Jede Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. "Clearing System" bedeutet jeweils folgendes: Clearstream Banking, société anonyme ("CBL") and Euroclear Bank, S. A./N. V. als Betreiberin des Euroclear Systems ("Euroclear").

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

### § 2
### STATUS

Die Schuldverschreibungen begründen nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander gleichrangig sind. Die Schuldverschreibungen sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen der Emittentin aus Öffentlichen Pfandbriefen.

### § 3
### ZINSEN

(1) *Zinszahlungstage.* (a) Die Schuldverschreibungen werden in Höhe ihres Nennbetrages ab dem 21. Dezember 2006 (der "Verzinsungsbeginn") (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) und danach von jedem Zinszahlungstag (einschließlich) bis zum nächstfolgenden Zinszahlungstag (ausschließlich) verzinst. Zinsen auf die Schuldverschreibungen sind an jedem Zinszahlungstag zahlbar.

(b) "Zinszahlungstag" bedeutet 20. März, 20. Juni, 20. September, 20. Dezember in jedem Jahr vom 20. März 2007 (einschließlich) (kurze erste Zinsperiode) bis zum Fälligkeitstag (wie in § 5 definiert) (einschließlich) (lange letzte Zinsperiode), vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäftstag-Konvention und einer Anpassung aufgrund aufgelaufener Zinsen.

(c) Fällt ein Zinszahlungstag auf einen Tag, der kein Geschäftstag (wie nachstehend definiert) ist, so wird der Zinszahlungstag auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen.

(d) In diesem § 3 bezeichnet "Geschäftstag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System, (ii) das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) und (iii) Geschäftsbanken und Devisenmärkte in London Zahlungen abwickeln.

(2) *Zinssatz.* Der Zinssatz (der "Zinssatz") für jede Zinsperiode (wie nachstehend definiert) ist, sofern nachstehend nichts Abweichendes bestimmt wird, der Referenzsatz (ausgedrückt als Prozentsatz per annum) für Einlagen in der festgelegten Währung für die jeweilige Zinsperiode, der auf der Bildschirmseite am Zinsfestlegungstag (wie nachstehend definiert) gegen 11.00 Uhr (Brüsseler Ortszeit) angezeigt wird abzüglich der Marge (wie nachstehend definiert), wobei alle Festlegungen durch die Berechnungsstelle erfolgen, außer (i) für die erste Zinsperiode vom 21. Dezember 2006 (einschließlich) bis zum 20. März 2007 (ausschließlich) für die der Referenzsatz mittels einer geradlinigen Interpolation des 2- und 3-Monats-EUR-EURIBOR ermittelt wird

und (ii) für die Zinsperiode vom 20. Juni 2013 (einschließlich) bis zum Fälligkeitstag (einschließlich) für die der Referenzsatz mittels einer geradlinigen Interpolation des 3- und 4-Monats-EUR-EURIBOR ermittelt wird.

"Zinsperiode" bezeichnet jeweils den Zeitraum von dem Verzinsungsbeginn (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) bzw. von jedem Zinszahlungstag (einschließlich) bis zum jeweils darauffolgenden Zinszahlungstag (ausschließlich).

"Zinsfestlegungstag" bezeichnet den zweiten Londoner und TARGET Geschäftstag vor Beginn der jeweiligen Zinsperiode. "Londoner Geschäftstag" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in London für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind. "TARGET-Geschäftstag" bezeichnet einen Tag, an dem TARGET betriebsbereit ist.

Die "Marge" beträgt 0,03 % per annum.

"Bildschirmseite" bedeutet Telerate Seite 248.

Sollte die maßgebliche Bildschirmseite nicht zur Verfügung stehen oder wird kein Referenzsatz angezeigt (jeweils zu der genannten Zeit), wird die Berechnungsstelle von jeder der Referenzbanken (wie nachstehend definiert) in der Euro-Zone deren jeweilige Angebotssätze (jeweils als Prozentsatz per annum ausgedrückt) für Einlagen in der festgelegten Währung für die betreffende Zinsperiode gegenüber führenden Banken im Interbanken-Markt in der Euro-Zone um ca. 11.00 Uhr (Brüsseler Ortszeit) am Zinsfestlegungstag anfordern. Falls zwei oder mehr Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, ist der Zinssatz für die betreffende Zinsperiode das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein Tausendstel Prozent, wobei 0,0005 aufgerundet wird) dieser Angebotssätze abzüglich der Marge, wobei alle Festlegungen durch die Berechnungsstelle erfolgen.

Falls an einem Zinsfestlegungstag nur eine oder keine der Referenzbanken der Berechnungsstelle solche im vorstehenden Absatz beschriebenen Angebotssätze nennt, ist der Zinssatz für die betreffende Zinsperiode der Satz per annum, den die Berechnungsstelle als das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein Tausendstel Prozent, wobei 0,0005 aufgerundet wird) der Angebotssätze ermittelt, die die Referenzbanken bzw. zwei oder mehrere von ihnen der Berechnungsstelle auf deren Anfrage als den jeweiligen Satz nennen, zu dem ihnen um ca. 11.00 Uhr (Brüsseler Ortszeit) an dem betreffenden Zinsfestlegungstag Einlagen in der festgelegten Währung für die betreffende Zinsperiode von führenden Banken im Interbanken-Markt in der Euro-Zone angeboten werden abzüglich der Marge; falls weniger als zwei der Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, dann soll der Zinssatz für die betreffende Zinsperiode der Referenzsatz für Einlagen in der festgelegten Währung für die betreffende Zinsperiode oder das arithmetische Mittel (gerundet wie oben beschrieben) der Angebotssätze für Einlagen in der festgelegten Währung für die betreffende Zinsperiode sein, den bzw. die eine oder mehrere Banken (die nach Ansicht der Berechnungsstelle und der Emittentin für diesen Zweck geeignet sind) der Berechnungsstelle als Sätze bekannt geben, die sie an dem betreffenden Zinsfestlegungstag gegenüber führenden Banken am Interbanken-Markt in der Euro-Zone nennen (bzw. den diese Banken gegenüber der Berechnungsstelle nennen) abzüglich der Marge. Für den Fall, dass der Zinssatz nicht gemäß den vorstehenden Bestimmungen dieses Absatzes ermittelt werden kann, ist der Zinssatz der Referenzsatz oder das arithmetische Mittel der Angebotssätze auf der Bildschirmseite, wie vorstehend beschrieben, an dem letzten Tag vor dem Zinsfestlegungstag, an dem diese Angebotssätze angezeigt wurden abzüglich der Marge (wobei jedoch, falls für die betreffende Zinsperiode eine andere Marge als für die unmittelbar vorhergehende Zinsperiode gilt, die Marge der betreffenden Zinsperiode an die Stelle der Marge für die vorhergehende Zinsperiode tritt).

"Referenzbanken" bezeichnen diejenigen Niederlassungen von vier derjenigen Banken, deren Angebotssätze zur Ermittlung des maßgeblichen Angebotssatzes zu dem Zeitpunkt benutzt wurden, als solch ein Angebot letztmals auf der maßgeblichen Bildschirmseite angezeigt wurde.

"Euro-Zone" bezeichnet das Gebiet derjenigen Mitgliedstaaten der Europäischen Union, die gemäß dem Vertrag über die Gründung der Europäischen Gemeinschaft (unterzeichnet in Rom am 25. März 1957), geändert durch den Vertrag über die Europäische Union (unterzeichnet in Maastricht am 7. Februar 1992) und den Amsterdamer Vertrag vom 2. Oktober 1997, in seiner jeweiligen Fassung, eine einheitliche Währung eingeführt haben oder jeweils eingeführt haben werden.

(3) *Zinsbetrag.* Die Berechnungsstelle wird zu oder baldmöglichst nach jedem Zeitpunkt, an dem der Zinssatz zu bestimmen ist, den auf die Schuldverschreibungen zahlbaren Zinsbetrag (der "Zinsbetrag") für die entsprechende Zinsperiode berechnen. Der Zinsbetrag wird ermittelt, indem der Zinssatz und der Zinstagequotient (wie nachstehend definiert) auf den Gesamtnennbetrag der Schuldverschreibungen

angewendet werden, wobei der resultierende Betrag auf die kleinste Einheit der festgelegten Währung auf- oder abgerundet wird, wobei 0,5 solcher Einheiten aufgerundet werden.

(4) *Mitteilung von Zinssatz und Zinsbetrag.* Die Berechnungsstelle wird veranlassen, dass der Zinssatz, der Zinsbetrag für die jeweilige Zinsperiode, die jeweilige Zinsperiode und der betreffende Zinszahlungstag der Emittentin und den Gläubigern gemäß § 10 baldmöglichst, aber keinesfalls später als am vierten auf die Berechnung jeweils folgenden Londoner und TARGET Geschäftstag (wie in § 3(1) definiert) sowie jeder Börse, an der die betreffenden Schuldverschreibungen zu diesem Zeitpunkt notiert sind und deren Regeln eine Mitteilung an die Börse verlangen baldmöglichst, aber keinesfalls später als zu Beginn der jeweiligen Zinsperiode mitgeteilt werden. Im Fall einer Verlängerung oder Verkürzung der Zinsperiode können der mitgeteilte Zinsbetrag und Zinszahlungstag ohne Vorankündigung nachträglich angepasst (oder andere geeignete Anpassungsregelungen getroffen) werden. Jede solche Anpassung wird umgehend allen Börsen, an denen die Schuldverschreibungen zu diesem Zeitpunkt notiert sind, sowie den Gläubigern gemäß § 10 mitgeteilt.

(5) *Verbindlichkeit der Festsetzungen.* Alle Bescheinigungen, Mitteilungen, Gutachten, Festsetzungen, Berechnungen, Quotierungen und Entscheidungen, die von der Berechnungsstelle für die Zwecke dieses § 3 gemacht, abgegeben, getroffen oder eingeholt werden, sind (sofern nicht ein offensichtlicher Irrtum vorliegt) für die Emittentin, die Emissionsstelle, die Zahlstelle und die Gläubiger bindend.

(6) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, endet die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen nicht am Fälligkeitstag, sondern erst mit der tatsächlichen Rückzahlung der Schuldverschreibungen. Der jeweils geltende Zinssatz ist der gesetzlich festgelegte Satz für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(7) *Zinstagequotient.* "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der "Zinsberechnungszeitraum"): die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360.

## § 4
## ZAHLUNGEN

(1) (a) *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in Euro.

(3) *Vereinigte Staaten.* Für die Zwecke des Absatzes 1 dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) Geschäftsbanken und Devisenmärkte in London und das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der

Schuldverschreibungen; sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

## § 5
## RÜCKZAHLUNG

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 30. September 2013 (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht dem Nennbetrag der Schuldverschreibungen.

## § 6
## DIE EMISSIONSSTELLE, DIE ZAHLSTELLE UND DIE BERECHNUNGSSTELLE

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle, die anfänglich bestellte Zahlstelle und die anfänglich bestellte Berechnungsstelle und deren anfängliche bezeichnete Geschäftsstelle lauten wie folgt:

| | |
|---|---|
| Emissionsstelle, Zahlstelle und Berechnungsstelle: | BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxemburg Luxemburg |

Die Emissionsstelle, die Zahlstelle und die Berechnungsstelle behalten sich das Recht vor, jederzeit ihre bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle oder einer Zahlstelle oder der Berechnungsstelle zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen zu bestellen. Die Emittentin wird zu jedem Zeitpunkt (i) eine Emissionsstelle unterhalten, (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten, (iii) solange die Schuldverschreibungen an der Luxemburger Börse notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in Luxemburg und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen und (iv) eine Berechnungsstelle unterhalten. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 10 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle und die Zahlstelle handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

## § 7
## STEUERN

Sämtliche in bezug auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben.

## § 8
## VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

## § 9
## BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN,
## ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

## § 10
## MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in Luxemburg, voraussichtlich dem *d' Wort* zu veröffentlichen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing-System.* Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der Luxemburger Börse zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

## § 11
## ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND
## UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die Zuständigkeit des vorgenannten Gerichts ist ausschließlich, soweit es sich um Rechtsstreitigkeiten handelt, die von Kaufleuten, juristischen Personen des öffentlichen Rechts, öffentlichrechtlichen Sondervermögen und Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland angestrengt werden. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die

vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

## § 12
## SPRACHE

Diese Emissionsbedingungen sind in englischer Sprache abgefasst. Eine Übersetzung in die deutsche Sprache ist beigefügt. Der englische Text ist bindend und maßgeblich. Die Übersetzung in die deutsche Sprache ist unverbindlich.

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

# FINAL TERMS
# *ENDGÜLTIGE BEDINGUNGEN*

**18 December 2006**

Final Terms
Endgültige Bedingungen

**EUR 52,600,000 Floating Rate Public-Sector Pfandbriefe due 7 April 2014**
issued pursuant to the

*begeben aufgrund des*

## Euro 30,000,000,000
## Essen Hyp Debt Issuance Programme

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

## Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
*Ausgabepreis: 100%*

Issue Date: 20 December 2006
*Valutierungstag: 20 Dezember 2006*

Series No: HBE1M2
*Serien Nr.: HBE1M2*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto are available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das*

*Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

## I. TERMS AND CONDITIONS
### *I. EMISSIONSBEDINGUNGEN*

This part 1 of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

*Dieser Teil 1 der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.*

*Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.*

*Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.*

## PART I. A. Notes other than Participation Certificates
*TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind*

| | |
|---|---|
| **Issuer** | **Hypothekenbank in Essen** |
| *Emittentin* | **Aktiengesellschaft** |

**Form of Conditions**
*Form der Bedingungen*

■ Long-Form
*Nicht-konsolidierte Bedingungen*

Integrated
*Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

German only
*ausschließlich Deutsch*

■ English only
*ausschließlich Englisch*

English and German (English controlling)
*Englisch und Deutsch (englischer Text maßgeblich)*

German and English (German controlling)
*Deutsch und Englisch (deutscher Text maßgeblich)*

## Currency, Denomination, Form, Certain Definitions (§ 1)
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency | Euro ("EUR") |
| *Festgelegte Währung* | *Euro ("EUR")* |
| Aggregate Principal Amount | EUR 52,600,000 |
| *Gesamtnennbetrag* | *EUR 52.600.000* |
| Specified Denomination(s) | EUR 50,000 |
| *Festgelegte Stückelung/Stückelungen* | *EUR 50.000* |
| Number of Notes to be issued in each Specified Denomination | 1,052 |
| *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen* | *1.052* |
| Minimum Transfer Amount (specify) | EUR 50,000 |
| *Mindestnennbetrag für Übertragungen (angeben)* | *EUR 50.000* |

**Form**
*Form*

Notes
*Schuldverschreibungen*

- **Pfandbriefe**

    Mortgage Pfandbriefe
    *Hypothekenpfandbriefe*

    - Public-Sector Pfandbriefe
    *Öffentliche Pfandbriefe*

☐ **New Global Note**
*New Global Note*

- **TEFRA C**
**TEFRA C**

    - Permanent Global Note
    *Dauerglobalurkunde*

    Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

        Definitive Notes
        *Einzelurkunden*

    **TEFRA D**
    **TEFRA D**

    Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

        Permanent Global Note
        *Dauerglobalurkunde*

        Definitive Notes
        *Einzelurkunden*

    **Neither TEFRA D nor TEFRA C**
    **Weder TEFRA D noch TEFRA C**

        Permanent Global Note
        *Dauerglobalurkunde*

        Temporary Global Note exchangeable for:
        *Vorläufige Globalurkunde austauschbar gegen:*

            Definitive Notes
            *Einzelurkunden*

**Definitive Notes**                                    **No**
**Einzelurkunden**                                    **Nein**

    Coupons
    *Zinsscheine*

    Talons
    *Talons*

    Receipts
    *Rückzahlungsscheine*

**Certain Definitions**
**Definitionen**

Clearing System

■ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

Other – (specify)
*Sonstige (angeben)*


## STATUS (§ 2)
*STATUS (§ 2)*

Unsubordinated
*Nicht-nachrangig*

Subordinated
*Nachrangig*


## INTEREST (§ 3)
*ZINSEN (§ 3)*

**Fixed Rate Notes**
***Festverzinsliche Schuldverschreibungen***
**Rate of Interest and Interest Payment Dates**
***Zinssatz und Zinszahlungstage***

Interest Commencement Date
*Verzinsungsbeginn*

Rate of Interest
*Zinssatz*

Fixed Interest Payment Date(s)
*Feste(r) Zinszahlungstag(e)*

First Interest Payment Date
*Erster Zinszahlungstag*

Initial Broken Amount(s) (per specified denomination)
*Anfängliche(r) Bruchteilzinsbetrag(-beträge)*
*(für jede festgelegte Stückelung)*

Fixed Interest Date preceding the Maturity Date
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount(s) (per specified denomination)
*Abschließende(r) Bruchteilzinsbetrag(-beträge)*
*(für jede festgelegte Stückelung)*

■ **Floating Rate Notes**
*Variabel verzinsliche Schuldverschreibungen*
**Interest Payment Dates**
*Zinszahlungstage*

Interest Commencement Date                    20 December 2006
*Verzinsungsbeginn*

Specified Interest Payment Dates              7 January, 7 April, 7 July and 7
                                              October in each year from and
                                              including 7 April 2007 (long first
                                              Interest Period) up to and including
                                              the Maturity Date, subject to
                                              adjusment in accordance with the
                                              Modified Folllowing Business Day
                                              Convention and there shall be an
                                              adjustment to the accrual     of
                                              interest.

*Festgelegte Zinszahlungstage*

Specified Interest Period(s)     .            3 months
*Festgelegte Zinsperiode(n)*                  *3 Monate*

**Business Day Convention**
*Geschäftstagskonvention*

■ Modified Following Business Day Convention   Adjusted
  *Modifizierte folgender Geschäftstag-Konvention*

FRN Convention (specify period(s)
*FRN Konvention (Zeitraum angeben)*

Following Business Day Convention
*Folgender Geschäftstag-Konvention*

Preceding Business Day Convention
*Vorangegangener Geschäftstag-Konvention*

**Relevant Financial Centres**               TARGET and New York
*Relevante Finanzzentren*                     *TARGET und New York*

**Rate of Interest**
*Zinssatz*

■ Screen Rate Determination
  *Bildschirmfeststellung*

   ■ EURIBOR (Brussels time/TARGET Business Day/Interbank   3 month EUR-EURIBOR, save for
     Market in the euro-zone)                               the Interest Period from and
                                                            including the Issue Date to but
                                                            excluding 7 April 2007, where the
                                                            rate will be interpolated by

*EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/
Interbanken-Markt in der Euro-Zone)*
Screen page
*Bildschirmseite*

means of straight-line
interpolation of the 3- and 4-
month rates.

Telerate Page 248
*Telerate Seite 248*

LIBOR (London time/London Business Day London
Interbank Market)
*LIBOR (Londoner Ortszeit/Londoner Geschäftstag/
Londoner Interbanken-Markt)*

Screen page
*Bildschirmseite*

Other (specify)
*Sonstige (angeben)*

Screen page
*Bildschirmseite*

Formula
*Formel*
(set forth details in full here or in an attachment)
*(Einzelheiten hier oder in einer Anlage einfügen)*

Reference Banks (if other than as specified in § 3(2)) (specify)
*Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*

ISDA Determination
*ISDA-Feststellung*

Other Method of Determination (insert details (including
Margin, Interest Determination Date, Reference Banks,
fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten angeben
(einschließlich Zinsfestlegungstag, Marge, Referenzbanken,
Ausweichbestimmungen))*

**Margin**
*Marge*

0.0225 per cent. per annum
*0,0225 % per annum*

plus ·
*plus*

■ minus
*minus*

**Interest Determination Date**
*Zinsfestlegungstag*

■ second Business Day prior to commencement of Interest Period
*zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

first day of each Interest Period
*erster Tag der jeweiligen Zinsperiode*

other (specify)
*sonstige (angeben)*

**Minimum and Maximum Rate of Interest**
***Mindest- und Höchstzinssatz***

Minimum Rate of Interest
*Mindestzinssatz*

Maximum Rate of Interest
*Höchstzinssatz*

**Zero Coupon Notes**
***Nullkupon-Schuldverschreibungen***

**Accrual of Interest**
***Auflaufende Zinsen***

Amortisation Yield
*Emissionsrendite*

**Dual Currency Notes**
***Doppelwährungs-Schuldverschreibungen***

(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest, a description of any market disruption
or settlement disruption events that affect the underlying and
adjustment rules with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
*oder Grundlage für die Berechnung des/der Wechselkurs(e)*
*zur Bestimmung von Zinsbeträgen, eine*
*Beschreibung etwaiger Störungen des Marktes oder bei der*
*Abrechnung, die den Basiswert beeinflussen sowie*
*Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert*
*beeinflussen))*

**Instalment Notes**
***Raten-Schuldverschreibungen***
(set forth details in full here)
*(Einzelheiten einfügen)*

**Index-linked Notes**
***Indexierte Schuldverschreibungen***
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events and adjustment rules
with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich des Index/der Formel,*
*der Grundlagen für die Berechnung der Zinsbeträge sowie*
*Beschreibung etwaiger Störungen des Markets oder bei der*
*Abrechnung, die den Basiswert beeinflussen und*
*Korrekturvorschriften in Bezug auf Vorfälle, die den*
*Basiswert beeinflussen))*

**Credit-linked Notes**

***Credit-linked Notes***
(set forth details in full here (including basis for calculating
interest and fall back provisions))
*(Einzelheiten einfügen (einschließlich der Grundlagen
für die Berechnung der Zinsbeträge sowie
Ausweichbestimmungen))*

**other structured Notes**
***andere strukturierte Schuldverschreibungen***
(set forth details in full here (including fall back provisions,
if applicable and the relevant reference date is not available))
*(Einzelheiten einfügen (einschließlich Ausweichbestimmungen,
wenn anwendbar und der maßgebliche Referenzsatz nicht
verfügbar ist))*

**Day Count Fraction**
***Zinstagequotient***

Actual/Actual (ICMA)

Actual/Actual (ISDA) (Actual/365)

Actual/365 (Fixed)

■ Actual/360

30/360 or 360/360 (Bond Basis)

30E/360 (Eurobond Basis)

☐ Other
*Anderer*

# PAYMENTS (§ 4)
## *ZAHLUNGEN (§ 4)*

**Payment Business Day**
***Zahlungstag***

| | |
|---|---|
| Relevant Financial Centre(s) (specify all) | TARGET and New York |
| *Relevante(s) Finanzzentren(um) (alle angeben)* | *TARGET und New York* |

# REDEMPTION (§ 5)
## *RÜCKZAHLUNG (§ 5)*

**Final Redemption**
***Rückzahlung bei Endfälligkeit***

■ **Notes other than Instalment, Dual Currency, Index-linked,
Credit-linked or Structured Notes**
***Schuldverschreibungen außer Raten-, Doppelwährungs-,
Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen***

| | |
|---|---|
| ■ Maturity Date | 7 April 2014, subject to adjustment in accordance with the Modified Following Business Day Convention. |

*Fälligkeitstag*

Redemption Month
*Rückzahlungsmonat*

Final Redemption Amount
*Rückzahlungsbetrag*

■ Principal amount
*Nennbetrag*

Final Redemption Amount (per specified denomination)
*Rückzahlungsbetrag (für jede festgelegte Stückelung)*

**Instalment Notes**
***Raten-Schuldverschreibungen***
Instalment Date(s)
*Ratenzahlungstermin (e)*

Instalment Amount(s)
*Rate(n)*

**Early Redemption**
***Vorzeitige Rückzahlung***

| | |
|---|---|
| **Optional Redemption for Taxation Reasons** | **No** |
| ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen*** | ***Nein*** |
| **Early Redemption at the Option of the Issuer** | **No** |
| ***Vorzeitige Rückzahlung nach Wahl der Emittentin*** | ***Nein*** |

Minimum Redemption Amount
*Mindestrückzahlungsbetrag*

Higher Redemption Amount
*Höherer Rückzahlungsbetrag*

Call Redemption Date(s)
*Wahlrückzahlungstag(e) (Call)*

Call Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Call)*

Minimum Notice to Holders
*Mindestkündigungsfrist*

Maximum Notice to Holders
*Höchstkündigungsfrist*

| | |
|---|---|
| **Early Redemption at the Option of a Holder** | **No** |
| ***Vorzeitige Rückzahlung nach Wahl des Gläubigers*** | ***Nein*** |

Put Redemption Date(s)
*Wahlrückzahlungstag(e) (Put)*

Put Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Put)*

Minimum Notice to Issuer
*Mindestkündigungsfrist*

Maximum Notice to Issuer (never more than 60 days)
*Höchstkündigungsfrist (nie mehr als 60 Tage)*

**Early Redemption Amount**
***Vorzeitiger Rückzahlungsbetrag***

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

Reference Price
*Referenzpreis*

**Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes**
***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***

**Dual Currency Notes**
***Doppelwährungs-Schuldverschreibungen***
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*

**Index-linked Notes**
***Indexierte Schuldverschreibungen***
(set forth details in full here)
*(Einzelheiten einfügen)*

**Credit-linked Notes**
***Credit-linked Schuldverschreibungen***
(set forth details in full here)
*(Einzelheiten einfügen)*

**other structured Notes**
***andere strukturierte Schuldverschreibungen***
(set forth details in full here)
*(Einzelheiten einfügen)*

## FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
***EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)***

Paying Agents
*Zahlstellen*

- Fiscal Agent ·        Hypothekenbank in Essen AG,
  *Emissionsstelle*        Essen .

  Additional Paying Agent(s)/specified office(s)
  *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

- Calculation Agent ·        Hypothekenbank in Essen AG,
  *Berechnungsstelle*        Essen

  - Yes

*Ja*

No
*Nein*

Required location (specify)
*Vorgeschriebenen Ort (angeben)*

## NOTICES (§ 10)
### *MITTEILUNGEN (§ 10)*

**Place and medium of publication**
***Ort und Medium der Bekanntmachung***

Publication in printed form
*Bekanntmachung in gedruckter Form*

    London (Financial Times)
    *London (Financial Times)*

    Luxembourg (d'Wort)
    *Luxemburg (d'Wort)*

    Germany (Börsen-Zeitung)
    *Deutschland (Börsen-Zeitung)*

■ Other (specify)
    *Sonstige (angeben)*

Notification to Clearing Systems

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

Stock Exchange
*Börse*

Internet Address
*Internetadresse*

**Governing Law**
***Anwendbares Recht***

**German Law**
***Deutsches Recht***

# PART I. B. PARTICIPATION CERTIFICATES
## *TEIL I. B. GENUSSSCHEINE*

**Issuer**                                                         Not Applicable
*Emittentin*                                                       *Nicht anwendbar*

**Form of Conditions**
*Form der Bedingungen*

☐ Long-Form
   *Nicht-konsolidierte Bedingungen*

☐ Integrated
   *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
   *ausschließlich Deutsch*

☐ English only
   *ausschließlich Englisch*

☐ English and German (English controlling)
   *Englisch und Deutsch (englischer Text maßgeblich)*

☐ German and English (German controlling)
   *Deutsch und Englisch (deutscher Text maßgeblich)*

## Issue, Principal Amount (§ 1)
### *Begebung, Nennbetrag (§ 1)*

Aggregate Principal Amount
*Gesammtnennbetrag*

Date of general meeting
*Datum der Hauptversammlung*

Number of Participation Certificates
*Anzahl der Stücke*

Principal amount
*Nennbetrag*

## Distributions (§ 2)
### *Ausschüttung (§ 2)*

☐ Fixed Rate Participation Certificates
   *festverzinsliche Genussscheine*

   Rate of interest
   *Zinssatz*

   Interest Commencement Date
   *Verzinsungsbeginn*

☐ Floating Rate Participation Certificates
*variabel verzinsliche Genussscheine*

Interest Commencement Date
*Verzinsungsbeginn*

Reference Dates
*Referenztermine*

Margin
*Marge*

Euribor Rate [three/six/nine/twelve month]
*Euribor-Satz [drei/sechs/neun/zwölf Monate]*

Screen Page
*Bildschirmseite*

Distribution Date(s)
*Ausschüttungstag(e)*

First Distribution Date
*Erster Ausschüttungstag*


**Term, Termination by the Issuer (§ 6)**
***Laufzeit, Kündigung (§ 6)***

End of term
*Laufzeitende*

Repayment Date
*Rückzahlungstag*

**Interest Rate applicable to the Final Interest Period**
**Zinssatz für die abschließende Zinsperiode**

☐ Distribution rate
*Ausschüttungszinssatz*

☐ Other (specify)
*Sonstige (angeben)*

**Termination**
***Kündigung***

Call Date
*Ankündigungstermin*

Date of Termination
*Kündigungstermin*

## PART I. C.: GLOBAL PFANDBRIEFE
### *TEIL I. C.: GLOBALPFANDBRIEFE*

Issuer                                                                                    Not Applicable
*Emittentin*                                                                              *Nicht anwendbar*

**General Provisions (§ 1)**
***Allgemeine Bestimmungen (§ 1)***

☐ [Global] Mortgage Pfandbriefe
  *[Global] Hypothekenpfandbriefe*

☐ [Global] Public-Sector Pfandbriefe
  *[Global] Öffentliche Pfandbriefe*

Aggregate Principal Amount
*Gesamtnennbetrag*

Number of Notes
*Anzahl der Stücke*

Principal Amount
*Nennbetrag*

Number of Notes to be issued in the Principal Amount
*Anzahl der im Nennbetragauszugebenden*
*Schuldverschreibungen*

Custodian for The Depository Trust Company
*Verwahrer für The Depository Trust Company*

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
  *Anderer (angeben)*

**Currency**
***Währung***

☐ EUR

☐ USD


Interest (§ 2)
*Zinsen (§ 2)*

Rate of interest
*Zinssatz*

Interest Commencement Date
*Verzinsungsbeginn*

Fixed Interest Payment Date(s)
*Festzinstermin(e)*

First Interest Payment Date
*Erster Festzinstermin*

Initial Broken Amount

*Anfänglicher Bruchteilzinsbetrag*

Fixed Interest Date preceding the Maturity Date
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount
*Abschließender Bruchteilzinsbetrag*

**Day Count Fraction**
**Zinstagequotient**

☐ Actual/Actual (Actual/365)

☐ 30/360

## Repayment (§ 3)
**Rückzahlung (§ 3)**

Specified Maturity Date
*Festgelegter Endfälligkeitstag*

## Payments (§ 4)
**Zahlungen (§ 4)**

Frankfurt Business Day
*Frankfurter Geschäftstag*

☐ TARGET

## Registrar and Paying Agents (§ 8)
**Die Registrierungsstelle und die Zahlstellen (§ 8)**

Paying Agent
*Zahlstelle*

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
   *Andere (angeben)*

## Notices (§ 9)
**Bekanntmachungen (§ 9)**

☐ d'Wort

## PART II. OTHER INFORMATION
*TEIL II. ZUSÄTZLICHE INFORMATIONEN*

**Specific Risk Factors**                                   None
*Spezielle Risikofaktoren*                                  *Keine*

**Interest of natural and legal persons involved in the issue/offer**
*Interessen von Seiten natürlicher und juristischer*
*Personen, die an der Emission/dem Angebot beteiligt sind*

■ Save as discussed in the Prospectus under "Interest of Natural
   and Legal Persons involved in the Issue/Offer", so far as the Issuer
   is aware, no person involved in the offer of the Notes has an
   interest material to the offer.
   *Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural*
   *and Legal Persons involved in the Issue/Offer" angesprochenen*
   *Interessen bestehen bei den an der Emission beteiligten Personen*
   *nach Kenntnis der Emittentin keine Interessen, die für das Angebot*
   *bedeutsam sind.*

□ Other interest (specify)
   *Andere Interessen (angeben)*

**Reasons for the offer**                                   Refinance
*Gründe für das Angebot*

Estimated net proceeds                                      EUR 52,600,000
*Geschätzter Nettobetrag der Erträge*                       *EUR 52.600.000*

Estimated total expenses of the issue                       Not Applicable
*Geschätzte Gesamtkosten der Emission*                      *Nicht anwendbar*

**Eurosystem eligibility**
*EZB-Fähigkeit*

Intended to be held in a manner which would allow
Eurosystem eligibility

*Soll in EZB-fähiger Weise gehalten werden*

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

■ Common Code                                               027973795
   *Common Code*                                            *027973795*

■ ISIN Code                                                 DE000HBE1M20
   *ISIN Code*                                              *DE000HBE1M20*

■ German Securities Code                                    HBE1M2
   *Wertpapier-Kenn-Nummer (WKN)*                           *HBE1M2*

   Any other securities number
   *Sonstige Wertpapier-Kenn-Nummer*

**Yield**
*Rendite*

Yield

*Rendite*

Method of calculating the yield
*Berechnungsmethode der Rendite*

ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
*ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

Other methods (specify)
*Andere Methoden (angeben)*

**Historic Interest Rates**
*Zinssätze der Vergangenheit*

Details of historic EURIBOR rates can be obtained from Telerate Page 3750
*Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate seite 3750*

Details relating to the Performance of the [Index][Formula][other variable].
*Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*

Name of index
*Bezeichnung des Index*

Description of index / Details of where information
about index can be obtained
*Indexbeschreibung / Angaben, wo Informationen
zum Index zu finden sind*

Description of interest rate
*Beschreibung des Zinssatzes*

Other equivalent information regarding the underlying
(including, in the case of a basket of underlyings, a disclosure
of the relevant weightings of each underlying in the basket)
*Sonstige gleichwertigen Informationen bezüglich des Basiswertes
(einschließlich, im Falle eines Korbs von Basiswerten,
die Angabe der entsprechenden Gewichtungen jedes einzelnen
Basiswertes im Korb)*

**Comprehensive explanation of how the value of the investment is affected
by the underlying and the circumstances when risks are most evident**
*Umfassende Erläuterung darüber, wie der Wert der Anlage
durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen,
in denen die Risiken offensichtlich sind*

Not Applicable
*Nicht anwendbar*

**Market disruption or settlement disruption events that may affect the underlying**
*Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen*

Not Applicable
*Nicht anwendbar*

**Adjustment rules with relation to events concerning the underlying**
*Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen*

Not Applicable
*Nicht anwendbar*

**Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

Not Applicable
*Nicht anwendbar*

**Selling Restrictions**
*Verkaufsbeschränkungen*

■ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

■ TEFRA C
*TEFRA C*

TEFRA D
*TEFRA D*

Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

Additional Selling Restrictions (specify)
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

Not Applicable
*Nicht anwendbar*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

None
*keine*

**TERMS AND CONDITIONS OF THE OFFER**
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

| | |
|---|---|
| Conditions, offer statistics, plan of distribution and allotment, pricing | Not Applicable |
| *Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung* | *Nicht anwendbar* |

Conditions to which the offer is subject
*Bedingungen, denen das Angebot unterliegt*

Time period, including any possible amendments, during which the offer will be open
*Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Description of the application process
*Beschreibung des Prozesses für die Umsetzung des Angebots*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
*Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
*Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Method and time limits for paying up the notes and for delivery of the notes
*Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung*

Manner and date in which results of the offer are to be made public
*Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
*Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Various categories of potential investors to which the notes are offered
*Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
*Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist*

■ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
*Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.*

■ Not applicable
*Nicht anwendbar*

·☐ Specify Details
*Einzelheiten einfügen*

### Placing and Underwriting
*Platzierung und Übernahme*

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
*Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.*

### Method of distribution
*Vertriebsmethode*

■ Non-syndicated
*Nicht syndiziert*

 Syndicated
 *Syndiziert*

### Subscription Agreement
*Übernahmevertrag*

Not Applicable
*Nicht anwendbar*

Date of Subscription Agreement
*Datum des Subscription Agreements*

General Features of the Subscription Agreement
*Hauptmerkmale des Übernahmevertrags*

### Management Details including form of commitment

*Einzelheiten bezüglich des Bankenkonsortiums*
*einschließlich der Art der Übernahme*

| | |
|---|---|
| Dealer / Management Group (specify name and address) | J.P. Morgan Securities Ltd. |
| *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)* | 125 London Wall |
| | London EC2Y 5AJ |
| | United Kingdom |

■ firm commitment
 *feste Zusage*

 no firm commitment/best efforts arrangements
 *keine feste Zusage/zu den bestmöglichen Bedingungen*

| | |
|---|---|
| **Commissions** | Not Applicable |
| *Provisionen* | *Nicht anwendbar* |

Management/Underwriting Commission (specify)
*Management- und Übernahmeprovision (angeben)*

Selling Concession (specify)
*Verkaufsprovision (angeben)*

Listing Commission
*Börsenzulassungprovision*

Other (specify)
*Andere (angeben)*

| | |
|---|---|
| **Stabilising Dealer(s)/Manager(s)** | None |
| ***Kursstabilisierender Dealer/Manager*** | *keiner* |
| **Subscription Agreement** | Not Applicable |
| *Übernahmevertrag* | *Nicht anwendbar* |

– Date of subscription agreement
 *Datum des Übernahmevertrags*

– General features of the subscription agreement (including the quotas)
 *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*

| | |
|---|---|
| **Listing(s)** | No |
| *Börsenzulassung(en)* | *Nein* |

 Luxembourg
 *Luxemburg*

  Regulated Market *"Bourse de Luxembourg"*

  Euro MTF

 Düsseldorf

 Other (insert details)
 *Sonstige (Einzelheiten einfügen)*

**Date of admission**
***Termin der Zulassung***

**Estimate of the total expenses related to admission to trading**

*Geschätzte Gesamtkosten für die Zulassung zum Handel*    *Nicht anwendbar*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

Luxembourg
*Luxemburg*

Düsseldorf

Other (insert details)
*Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

Not applicable [specify details]
*Nicht anwendbar [Einzelheiten einfügen]*

**Rating**                                                          Requested
*Rating*

**Other relevant terms and conditions (specify)**           Not Applicable
*Andere relevante Bestimmungen (einfügen)*                 *Nicht anwendbar*


## Responsibility
*Verantwortlichkeit*

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

10 December 2006

Final Terms
*Endgültige Bedingungen*

**EUR 25,000,000 Floating Rate Notes due June 2016**
issued pursuant to the

**Euro 30,000,000,000**
**Essen Hyp Debt Issuance Programme**

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 100 per cent.

Issue Date: 11 December 2006

Series No: HBE1MZ

*These are the Final Terms of an issue of Notes (which term, where applicable, shall include
Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen
Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen
Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the
Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the
"Prospectus") and these Final Terms. The Prospectus and any supplement thereto is available for
viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on
the website of Hypothekenbank in Essen Aktiengesellschaft
(www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from
Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127
Essen, Federal Republic of Germany.*

### Part I. TERMS AND CONDITIONS
### *Teil I. EMISSIONSBEDINGUNGEN*

**In case of Long-Form Conditions, insert:**

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes
(the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined
herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and
sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are
either not selected or completed or which are deleted shall be deemed to be deleted from the terms
and conditions applicable to the Notes (the "Conditions").

**PART I. A. Notes other than Participation Certificates**
*TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind*

| | |
|---|---|
| **Issuer** | Hypothekenbank in Essen |
| *Emittentin* | *Aktiengesellschaft* |

**Form of Conditions**
*Form der Bedingungen*

☒ Long-Form
   *Nicht-konsolidierte Bedingungen*

☐ Integrated
   *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
   *ausschließlich Deutsch*

☒ English only
   *ausschließlich Englisch*

☐ English and German (English controlling)
   *Englisch und Deutsch (englischer Text maßgeblich)*

☐ German and English (German controlling)
   *Deutsch und Englisch (deutscher Text maßgeblich)*

**Currency, Denomination, Form, Certain Definitions (§ 1)**
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency | Euro ("**EUR**") |
| *Festgelegte Währung* | |
| Aggregate Principal Amount | EUR 25,000,000 |
| *Gesamtnennbetrag* | |
| Specified Denomination(s) | EUR 250,000 |
| *Festgelegte Stückelung/Stückelungen* | |
| Number of Notes to be issued in each Specified Denomination | 100 |
| *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen* | |
| Minimum Transfer Amount (specify) | EUR 250,000 |
| *Mindestnennbetrag für Übertragungen (angeben)* | |

**Form**
*Form*

☐ **Notes**
   *Schuldverschreibungen*

☒ **Pfandbriefe**

   ☐ Mortgage Pfandbriefe
      *Hypothekenpfandbriefe*

   ☒ Public-Sector Pfandbriefe
      *Öffentliche Pfandbriefe*

| | |
|---|---|
| ☐ **New Global Note** | No |
| *New Global Note* | |

**⊠ TEFRA C**
*TEFRA C*

   ⊠ Permanent Global Note
   *Dauerglobalurkunde*

   ☐ Temporary Global Note exchangeable for:
   *Vorläufige Globalurkunde austauschbar gegen:*

      ☐ Definitive Notes
      *Einzelurkunden*

**☐ TEFRA D**
*TEFRA D*

Temporary Global Note exchangeable for:
*Vorläufige Globalurkunde austauschbar gegen:*

   ☐ Permanent Global Note
   *Dauerglobalurkunde*

   ☐ Definitive Notes
   *Einzelurkunden*

**☐ Neither TEFRA D nor TEFRA C**
*Weder TEFRA D noch TEFRA C*

   ☐ Permanent Global Note
   *Dauerglobalurkunde*

   ☐ Temporary Global Note exchangeable for:
   *Vorläufige Globalurkunde austauschbar gegen:*

      ☐ Definitive Notes
      *Einzelurkunden*

**Definitive Notes**                No
*Einzelurkunden*

☐ Coupons
*Zinsscheine*

☐ Talons
*Talons*

☐ Receipts
*Rückzahlungsscheine*

**Certain Definitions**
*Definitionen*

Clearing System
*Clearing System*

⊠ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

⊠ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street

3

New York, NY 10041-0099
USA

☐ Other (specify)
*Sonstige (angeben)*

**STATUS (§ 2)**
*STATUS (§ 2)*

☒ Unsubordinated
*Nicht-nachrangig*

☐ Subordinated
*Nachrangig*

**INTEREST (§ 3)**
*ZINSEN (§ 3)*

☐ **Fixed Rate Notes**                                                   Not Applicable
*Festverzinsliche Schuldverschreibungen*
**Rate of Interest and Interest Payment Dates**
*Zinssatz und Zinszahlungstage*

☒ **Floating Rate Notes**
*Variabel verzinsliche Schuldverschreibungen*
**Interest Payment Dates**
*Zinszahlungstage*

Interest Commencement Date                                   11 December 2006
*Verzinsungsbeginn*

Specified Interest Payment Dates                             20 March, 20 June, 20
                                                             September and 20 December
                                                             in each year from and
                                                             including 20 December 2006 to
                                                             and including the Maturity Date

*Festgelegte Zinszahlungstage*

Specified Interest Period(s)                                 Each period from and including
                                                             a Specified Interest Payment
                                                             Date (or the Issue Date in
                                                             respect of the initial Specifed
                                                             Interest Period) to but
                                                             excluding the next Specified
                                                             Interest Period, each date
                                                             being subject to adjustment

*Festgelegte Zinsperiode(n)*

**Business Day Convention**
*Geschäftstagskonvention*

☐ Modified Following Business Day Convention
*Modifizierte Folgender Geschäftstag-Konvention*

☐ FRN Convention (specify period(s)
*FRN Konvention (Zeitraum angeben)*

☒ Following Business Day Convention
*Folgender Geschäftstag-Konvention*

☐ Preceding Business Day Convention

*Vorangegangener Geschäftstag-Konvention*

**Relevant Financial Centres**
*Relevante Finanzzentren*

TARGET and London

**Rate of Interest**
*Zinssatz*

☒ Screen Rate Determination
*Bildschirmfeststellung*

    ☒ EURIBOR (Brussels time/TARGET Business Day/Interbank
    Market in the euro-zone)
    *EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/*
    *Interbanken-Markt in der Euro-Zone)*

    Screen page                                          Telerate Page 248
    *Bildschirmseite*

    ☐ LIBOR (London time/London Business Day London
    Interbank Market)
    *LIBOR (Londoner Ortszeit/Londoner Geschäftstag/*
    *Londoner Interbanken-Markt)*

    Screen page
    *Bildschirmseite*

    ☐ Other (specify)
    *Sonstige (angeben)*

    Screen page
    *Bildschirmseite*

☒ Formula
*Formel*
(set forth details in full here or in an attachment)
*(Einzelheiten hier oder in einer Anlage einfügen)*

    **3M EURIBOR – 0.02%**

    **"3M EURIBOR"** means the rate for deposits in Euros for a period of 3 months which appears
    on Telerate Page 248 or any successor page, as of 11:00 am Brussels time on the Interest
    Determination Date.

    For the initial Specified Interest Period the coupon shall be calculated as the linear
    interpolation between 1 week EURIBOR and 2 week EURIBOR and for each Specified
    Interest Period thereafter, 3 month EURIBOR.

    **"1 week EURIBOR"** and **"2 week EURIBOR"** mean the rate for deposits in Euros for a period
    of 1 week and 2 weeks, respectively, which appears on Telerate Page 248 or any successor
    page, as of 11:00 am Brussels time on the Interest Determination Date

    Reference Banks (if other than as specified in § 3(2)) (specify)
    *Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*

☐ ISDA Determination
*ISDA-Feststellung*

☐ Other Method of Determination (insert details (including
Margin, Interest Determination Date, Reference Banks,
fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten angeben*
*(einschließlich Zinsfestlegungstag, Marge, Referenzbanken,*
*Ausweichbestimmungen))*

5

**Margin**
*Marge*

0.02 per cent. per annum

☐ plus
  *plus*

☒ minus
  *minus*

**Interest Determination Date**
*Zinsfestlegungstag*

☒ second Business Day prior to commencement of Interest Period
  *zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

Two TARGET Settlement Days
prior to the first day of each
Specified Interest Period

☐ first day of each Interest Period
  *erster Tag der jeweiligen Zinsperiode*

☐ other (specify)
  *sonstige (angeben)*

**Minimum and Maximum Rate of Interest**
*Mindest- und Höchstzinssatz*

Not Applicable

☐ Minimum Rate of Interest
  *Mindestzinssatz*

☐ Maximum Rate of Interest
  *Höchstzinssatz*

☐ **Zero Coupon Notes**
  *Nullkupon-Schuldverschreibungen*

  **Accrual of Interest**
  *Auflaufende Zinsen*

  Amortisation Yield
  *Emissionsrendite*

☐ **Dual Currency Notes**
  *Doppelwährungs-Schuldverschreibungen*

☐ **Instalment Notes**
  *Raten-Schuldverschreibungen*

☐ **Index-linked Notes**
  *Indexierte Schuldverschreibungen*

☐ **Credit-linked Notes**
  *Credit-linked Notes*

☐ **other structured Notes**
  *andere strukturierte Schuldverschreibungen*

**Day Count Fraction**
*Zinstagequotient*

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

6

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
*Anderer*

## PAYMENTS (§ 4)
## *ZAHLUNGEN (§ 4)*

### Payment Business Day
### *Zahlungstag*

Relevant Financial Centre(s) (specify all)                    TARGET and London
*Relevante(s) Finanzzentren(um) (alle angeben)*

## REDEMPTION (§ 5)
## *RÜCKZAHLUNG (§ 5)*

### Final Redemption
### *Rückzahlung bei Endfälligkeit*

☒ **Notes other than Instalment, Dual Currency, Index-linked,
Credit-linked or Structured Notes**
*Schuldverschreibungen außer Raten-, Doppelwährungs-,
Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen*

☒ Maturity Date                                               20 June 2016
*Fälligkeitstag*

☐ Redemption Month
*Rückzahlungsmonat*

☐ Final Redemption Amount
*Rückzahlungsbetrag*

☐ Principal amount
*Nennbetrag*

☒ Final Redemption Amount (per specified denomination)        EUR 250,000 per Note of
*Rückzahlungsbetrag (für jede festgelegte Stückelung)*        EUR 250,000 Specified
                                                              Denomination

☐ **Instalment Notes**
*Raten-Schuldverschreibungen*
Instalment Date(s)
*Ratenzahlungstermin (e)*

Instalment Amount(s)
*Rate(n)*

**Early Redemption**                                          No
*Vorzeitige Rückzahlung*

**Optional Redemption for Taxation Reasons**                  No
*Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen*

**Early Redemption at the Option of the Issuer**              No
*Vorzeitige Rückzahlung nach Wahl der Emittentin*

Minimum Redemption Amount
*Mindestrückzahlungsbetrag*

Higher Redemption Amount
*Höherer Rückzahlungsbetrag*

Call Redemption Date(s)

*Wahlrückzahlungstag(e) (Call)*

Call Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Call)*

Minimum Notice to Holders
*Mindestkündigungsfrist*

Maximum Notice to Holders
*Höchstkündigungsfrist*

**Early Redemption at the Option of a Holder**                    No
*Vorzeitige Rückzahlung nach Wahl des Gläubigers*

Put Redemption Date(s)
*Wahlrückzahlungstag(e) (Put)*

Put Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Put)*

Minimum Notice to Issuer
*Mindestkündigungsfrist*

Maximum Notice to Issuer (never more than 60 days)
*Höchstkündigungsfrist (nie mehr als 60 Tage)*

**Early Redemption Amount**
*Vorzeitiger Rückzahlungsbetrag*

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

Reference Price
*Referenzpreis*

**Redemption of Notes other than Zero Coupon, Fixed Rate,
Floating Rate and Instalment Notes**
*Rückzahlung von Schuldverschreibungen, die weder
Nullkupon-, festverzinsliche, variabel verzinsliche noch
Raten-Schuldverschreibungen sind*

☐ **Dual Currency Notes**
*Doppelwährungs-Schuldverschreibungen*
(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
principal/fall-back provisions))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)
oder Grundlage für die Berechnung des/der Wechselkurs(e)
zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*

☐ **Index-linked Notes**
*Indexierte Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **Credit-linked Notes**
*Credit-linked Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **other structured Notes**
*andere strukturierte Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

## FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
### *EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)*

Paying Agents
*Zahlstellen*

☒ Fiscal Agent                                              Hypothekenbank in Essen AG
   *Emissionsstelle*

☒ Additional Paying Agent(s)/specified office(s)           Hypothekenbank in Essen AG
   *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

☒ Calculation Agent
   *Berechnungsstelle*

   ☒ Yes                                                   Hypothekenbank in Essen AG
      *Ja*

   ☐ No
      *Nein*

      ☐ Required location (specify)
         *Vorgeschriebenen Ort (angeben)*

## NOTICES (§ [12])
### *MITTEILUNGEN (§ [12])*

**Place and medium of publication**
***Ort und Medium der Bekanntmachung***

Publication in printed form
*Bekanntmachung in gedruckter Form*

☐ London (Financial Times)
   *London (Financial Times)*

☐ Luxembourg (d'Wort)
   *Luxemburg (d'Wort)*

☒ Germany (Börsen-Zeitung)
   *Deutschland (Börsen-Zeitung)*

☐ Other (specify)
   *Sonstige (angeben)*

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

Stock Exchange
*Börse*

Internet Address
*Internetadresse*

**Governing law**                                          **German Law**
***Anwendbares Recht***                                    ***Deutsches Recht***

## PART II. OTHER INFORMATION
*TEIL II. ZUSÄTZLICHE INFORMATIONEN*

**Specific Risk Factors**
*Spezielle Risikofaktoren*

Not Applicable

**Interest of natural and legal persons involved in the issue/offer**
*Interessen von Seiten natürlicher und juristischer*
*Personen, die an der Emission/dem Angebot beteiligt sind*

☒ Save as discussed in the Prospectus under "Interest of Natural
and Legal Persons involved in the Issue/Offer", so far as the Issuer
is aware, no person involved in the offer of the Notes has an
interest material to the offer.
*Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural*
*and Legal Persons involved in the Issue/Offer" angesprochenen*
*Interessen bestehen bei den an der Emission beteiligten Personen*
*nach Kenntnis der Emittentin keine Interessen, die für das Angebot*
*bedeutsam sind.*

☐ Other interest (specify)
*Andere Interessen (angeben)*

**Reasons for the offer**
*Gründe für das Angebot*

Not Applicable

Estimated net proceeds
*Geschätzter Nettobetrag der Erträge*

Not Applicable

Estimated total expenses of the issue
*Geschätzte Gesamtkosten der Emission*

Not Applicable

**Eurosystem eligibility**
*EZB-Fähigkeit*

Intended to be held in a manner which would allow
Eurosystem eligibility

No

*Soll in EZB-fähiger Weise gehalten werden*

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

☐ Common Code
*Common Code*

☒ ISIN Code
*ISIN Code*

DE000HBE1MZ4

☒ German Securities Code
*Wertpapier-Kenn-Nummer (WKN)*

HBE1MZ

☐ Any other securities number
*Sonstige Wertpapier-Kenn-Nummer*

**Yield**
*Rendite*

Not Applicable

Yield
*Rendite*

Method of calculating the yield
*Berechnungsmethode der Rendite*

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into
account accrued interest on a daily basis

*ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

☐ Other method (specify)
   *Andere Methode (angeben)*

☒ **Historic Interest Rates**
   *Zinssätze der Vergangenheit*

Details of the 3M EURIBOR can be obtained on Bloomberg Page EUR003M Index HP

Details of the 1 week / 2 week EURIBOR can be obtained on Bloomberg Page EUR001W Index HP and Bloomberg Page EUR002W Index HP, respectively

**Market disruption or settlement disruption events that may affect the underlying**
*Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen*

**Adjustment rules with relation to events concerning the underlying**
*Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen*

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
   *Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

**Selling Restrictions**
*Verkaufsbeschränkungen*

☒ The Selling Restrictions set out in the Prospectus shall apply.
   *Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

☒ TEFRA C
   *TEFRA C*

☐ TEFRA D
   *TEFRA D*

☐ Neither TEFRA C nor TEFRA D
   *Weder TEFRA C noch TEFRA D*

☐ Additional Selling Restrictions (specify)
   *Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

**TERMS AND CONDITIONS OF THE OFFER**
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

Conditions, offer statistics, plan of distribution and allotment, pricing
*Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*

Conditions to which the offer is subject
*Bedingungen, denen das Angebot unterliegt*

Time period, including any possible amendments, during which the offer will be open
*Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Description of the application process
*Beschreibung des Prozesses für die Umsetzung des Angebots*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
*Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
*Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Method and time limits for paying up the notes and for delivery of the notes
*Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung*

Manner and date in which results of the offer are to be made public
*Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
*Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

12

Various categories of potential investors to which the notes are offered
*Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
*Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
*Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

**Placing and Underwriting**
***Platzierung und Übernahme***

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
*Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.*

**Method of distribution**
***Vertriebsmethode***

☒ Non-syndicated
  *Nicht syndiziert*

☐ Syndicated
  *Syndiziert*

| | |
|---|---|
| **Subscription Agreement**<br>***Übernahmevertrag*** | Not Applicable |

Date of Subscription Agreement
*Datum des Subscription Agreements*

General Features of the Subscription Agreement
*Hauptmerkmale des Übernahmevertrags*

**Management Details including form of commitment**
***Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme***

| | |
|---|---|
| Dealer / Management Group (specify name and address)<br>*Plazeur / Bankenkonsortium (Name und Adresse angeben)* | Lehman Brothers International (Europe) |

13

25 Bank Street, London
E14 5LE

☒ firm commitment
*feste Zusage*

☐ no firm commitment/best efforts arrangements
*keine feste Zusage/zu den bestmöglichen Bedingungen*

**Commissions**                                                              Not Applicable
*Provisionen*

Management/Underwriting Commission (specify)
*Management- und Übernahmeprovision (angeben)*

Selling Concession (specify)
*Verkaufsprovision (angeben)*

Listing Commission
*Börsenzulassungprovision*

Other (specify)
*Andere (angeben)*

**Stabilising Dealer(s)/Manager(s)**                                         None
*Kursstabilisierender Dealer/Manager*

**Subscription Agreement**                                                   Not Applicable
*Übernahmevertrag*

– Date of subscription agreement
   *Datum des Übernahmevertrags*

– General features of the subscription agreement (including the quotas)
   *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*

**Listing(s)**                                                               No
*Börsenzulassung(en)*

☐ Luxembourg
   *Luxemburg*

   ☐ Regulated Market

   ☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
   *Sonstige (Einzelheiten einfügen)*

**Date of admission**                                                        Not Applicable
*Datum der Zulassung*

**Estimate of the total expenses related to admission to trading**    Not Applicable
*Geschätzte Gesamtkosten für die Zulassung zum Handel*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the
same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin
Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder
zugelassen werden sollen, bereits zum Handel zugelassen sind*

☐ Luxembourg
   *Luxemburg*

☐ Düsseldorf

☐ Other (insert details)
   *Andere (Einzelheiten einfügen)*

14

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☒ Not applicable
   *Nicht anwendbar [Einzelheiten einfügen]*

**Rating**                                                   Has been applied for
*Rating*

**Other relevant terms and conditions (specify)**
*Andere relevante Bestimmungen (einfügen)*

**Listing:**
*Börsenzulassung:*

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 10 December 2006).

**Responsibility**
*Verantwortlichkeit*

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft


---

[Name & title of signatory]
*[Name und Titel des Unterzeichnenden]*

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

# FINAL TERMS
# *ENDGÜLTIGE BEDINGUNGEN*

**6 December 2006**

Final Terms
Endgültige Bedingungen

**EUR 22,850,000 Floating Rate Public-Sector Pfandbriefe due 9 October 2013**
issued pursuant to the

*begeben aufgrund des*

## Euro 30,000,000,000
## Essenhyp Debt Issuance Programme

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

## Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
*Ausgabepreis: 100%*

Issue Date: 8 December 2006
*Valutierungstag:*

Series No: HBE1MJ

*Serien Nr.:* HBE1MJ

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto are available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur*

*verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

## I. TERMS AND CONDITIONS
### I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

*Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.*

*Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.*

*Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.*

## PART I. A. Notes other than Participation Certificates
*TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind*

**Issuer**        **Hypothekenbank in Essen**
*Emittentin*        **Aktiengesellschaft**

**Form of Conditions**
*Form der Bedingungen*

■ Long-Form
   *Nicht-konsolidierte Bedingungen*

   Integrated
   *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

   German only
   *ausschließlich Deutsch*

■ English only
   *ausschließlich Englisch*

   English and German (English controlling)
   *Englisch und Deutsch (englischer Text maßgeblich)*

   German and English (German controlling)
   *Deutsch und Englisch (deutscher Text maßgeblich)*

## Currency, Denomination, Form, Certain Definitions (§ 1)
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency | Euro ("EUR") |
| *Festgelegte Währung* | *Euro ("EUR")* |
| Aggregate Principal Amount | EUR 22.850,000 |
| *Gesamtnennbetrag* | *EUR 22.850.000* |
| Specified Denomination(s) | EUR 50,000 |
| *Festgelegte Stückelung/Stückelungen* | *EUR 50.000* |
| Number of Notes to be issued in each Specified Denomination | 457 |
| *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen* | *457* |

Minimum Transfer Amount (specify)
*Mindestnennbetrag für Übertragungen (angeben)*

**Form**
*Form*

   **Notes**
   *Schuldverschreibungen*

- **Pfandbriefe**

    Mortgage Pfandbriefe
    *Hypothekenpfandbriefe*

    - Public-Sector Pfandbriefe
      *Öffentliche Pfandbriefe*

  **New Global Note**
  *New Global Note*

- **TEFRA C**
  *TEFRA C*

    - Permanent Global Note
      *Dauerglobalurkunde*

      Temporary Global Note exchangeable for:
      *Vorläufige Globalurkunde austauschbar gegen:*

        Definitive Notes
        *Einzelurkunden*

  **TEFRA D**
  *TEFRA D*

  Temporary Global Note exchangeable for:
  *Vorläufige Globalurkunde austauschbar gegen:*

    Permanent Global Note
    *Dauerglobalurkunde*

    Definitive Notes
    *Einzelurkunden*

  **Neither TEFRA D nor TEFRA C**
  *Weder TEFRA D noch TEFRA C*

    Permanent Global Note
    *Dauerglobalurkunde*

    Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

      Definitive Notes
      *Einzelurkunden*

**Definitive Notes**                                                **No**
*Einzelurkunden*                                                    *Nein*

  Coupons
  *Zinsscheine*

  Talons
  *Talons*

  Receipts
  *Rückzahlungsscheine*

**Certain Definitions**
*Definitionen*

Clearing System

- Clearstream Banking AG
  Neue Börsenstraße 1
  D-60487 Frankfurt am Main

- Euroclear Bank S. A./N. V. (Euroclear Operator)
  1 Boulevard du Roi Albert II
  B-1210 Brussels

- Clearstream Banking, société anonyme
  42 Avenue JF Kennedy
  L-1855 Luxembourg

  The Depository Trust Company
  55 Water Street
  New York, NY 10041-0099
  USA

  Other – (specify)
  *Sonstige (angeben)*

## STATUS (§ 2)
*STATUS (§ 2)*

- Unsubordinated
  *Nicht-nachrangig*

  Subordinated
  *Nachrangig*

## INTEREST (§ 3)
*ZINSEN (§ 3)*

**Fixed Rate Notes**
***Festverzinsliche Schuldverschreibungen***
**Rate of Interest and Interest Payment Dates**
***Zinssatz und Zinszahlungstage***

Interest Commencement Date
*Verzinsungsbeginn*

Rate of Interest
*Zinssatz*

Fixed Interest Payment Date(s)
*Feste(r) Zinszahlungstag(e)*

First Interest Payment Date
*Erster Zinszahlungstag*

Initial Broken Amount(s) (per specified denomination)
*Anfängliche(r) Bruchteilzinsbetrag(-beträge)*
*(für jede festgelegte Stückelung)*

Fixed Interest Date preceding the Maturity Date
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount(s) (per specified denomination)
*Abschließende(r) Bruchteilzinsbetrag(-beträge)*
*(für jede festgelegte Stückelung)*

■ **Floating Rate Notes**
*Variabel verzinsliche Schuldverschreibungen*
**Interest Payment Dates**
*Zinszahlungstage*

| | |
|---|---|
| Interest Commencement Date | 8 December 2006 |
| *Verzinsungsbeginn* | |

Specified Interest Payment Dates

9 January, 9 April, 9 July and 9 October in each year from and including 9 January 2007 up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest.

*Festgelegte Zinszahlungstage*

| | |
|---|---|
| Specified Interest Period(s) | 3 months |
| *Festgelegte Zinsperiode(n)* | *3 Monate* |

**Business Day Convention**
*Geschäftstagskonvention*

■ Modified Following Business Day Convention    Adjusted
   *Modifizierte folgender Geschäftstag-Konvention*

   FRN Convention (specify period(s)
   *FRN Konvention (Zeitraum angeben)*

   Following Business Day Convention
   *Folgender Geschäftstag-Konvention*

   Preceding Business Day Convention
   *Vorangegangener Geschäftstag-Konvention*

| | |
|---|---|
| **Relevant Financial Centres** | London and TARGET |
| *Relevante Finanzzentren* | *London und TARGET* |

**Rate of Interest**
*Zinssatz*

■ Screen Rate Determination
*Bildschirmfeststellung*

■ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)

3 month EUR-EURIBOR, save for the Interest Period from and including the Issue Date to but excluding 9 January 2007, where the rate will be interpolated between 1 and 2 months rate.

*EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/*
*Interbanken-Markt in der Euro-Zone)*
Screen page                                          Telerate Page 248
*Bildschirmseite*                                    *Telerate Seite 248*

LIBOR (London time/London Business Day London
Interbank Market)
*LIBOR (Londoner Ortszeit/Londoner Geschäftstag/*
*Londoner Interbanken-Markt)*

Screen page
*Bildschirmseite*

Other (specify)
*Sonstige (angeben)*

Screen page
*Bildschirmseite*

Formula
*Formel*
(set forth details in full here or in an attachment)
*(Einzelheiten hier oder in einer Anlage einfügen)*

Reference Banks (if other than as specified in § 3(2)) (specify)
*Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*

ISDA Determination
*ISDA-Feststellung*

Other Method of Determination (insert details (including
Margin, Interest Determination Date, Reference Banks,
fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten angeben*
*(einschließlich Zinsfestlegungstag, Marge, Referenzbanken,*
*Ausweichbestimmungen))*

**Margin**                                           0.025 per cent. per annum
*Marge*                                              *0,025 % per annum*

plus
*plus*

■ minus
*minus*

**Interest Determination Date**
*Zinsfestlegungstag*

■ second Business Day prior to commencement of Interest Period
*zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

first day of each Interest Period
*erster Tag der jeweiligen Zinsperiode*

other (specify)
*sonstige (angeben)*

**Minimum and Maximum Rate of Interest**

*Mindest- und Höchstzinssatz*

Minimum Rate of Interest
*Mindestzinssatz*

Maximum Rate of Interest
*Höchstzinssatz*

**Zero Coupon Notes**
*Nullkupon-Schuldverschreibungen*

**Accrual of Interest**
*Auflaufende Zinsen*

Amortisation Yield
*Emissionsrendite*

**Dual Currency Notes**
*Doppelwährungs-Schuldverschreibungen*

(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest, a description of any market disruption
or settlement disruption events that affect the underlying and
adjustment rules with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
*oder Grundlage für die Berechnung des/der Wechselkurs(e)*
*zur Bestimmung von Zinsbeträgen, eine*
*Beschreibung etwaiger Störungen des Marktes oder bei der*
*Abrechnung, die den Basiswert beeinflussen sowie*
*Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert*
*beeinflussen))*


**Instalment Notes**
*Raten-Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

**Index-linked Notes**
*Indexierte Schuldverschreibungen*
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events and adjustment rules
with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich des Index/der Formel,*
*der Grundlagen für die Berechnung der Zinsbeträge sowie*
*Beschreibung etwaiger Störungen des Markets oder bei der*
*Abrechnung, die den Basiswert beeinflussen und*
*Korrekturvorschriften in Bezug auf Vorfälle, die den*
*Basiswert beeinflussen))*

**Credit-linked Notes**
*Credit-linked Notes*
(set forth details in full here (including basis for calculating
interest and fall back provisions))

*(Einzelheiten einfügen (einschließlich der Grundlagen
für die Berechnung der Zinsbeträge sowie
Ausweichbestimmungen))*

**other structured Notes**
*andere strukturierte Schuldverschreibungen*
(set forth details in full here (including fall back provisions,
if applicable and the relevant reference date is not available))
*(Einzelheiten einfügen (einschließlich Ausweichbestimmungen,
wenn anwendbar und der maßgebliche Referenzsatz nicht
verfügbar ist))*

**Day Count Fraction**
*Zinstagequotient*

Actual/Actual (ICMA)

Actual/Actual (ISDA) (Actual/365)

Actual/365 (Fixed)

■ Actual/360

30/360 or 360/360 (Bond Basis)

30E/360 (Eurobond Basis)

Other
*Anderer*


## PAYMENTS (§ 4)
### *ZAHLUNGEN (§ 4)*

**Payment Business Day**
*Zahlungstag*

| | |
|---|---|
| Relevant Financial Centre(s) (specify all) | London, New York and TARGET |
| *Relevante(s) Finanzzentren(um) (alle angeben)* | *London, New York und TARGET* |


## REDEMPTION (§ 5)
### *RÜCKZAHLUNG (§ 5)*

**Final Redemption**
*Rückzahlung bei Endfälligkeit*

■ **Notes other than Instalment, Dual Currency, Index-linked,
Credit-linked or Structured Notes**
*Schuldverschreibungen außer Raten-, Doppelwährungs-,
Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen*

| | |
|---|---|
| ■ Maturity Date | 9 October 2013, subject to adjustment in accordance with the Modified Following Business Day Convention. |

*Fälligkeitstag*

Redemption Month

*Rückzahlungsmonat*

Final Redemption Amount
*Rückzahlungsbetrag*

■ Principal amount
*Nennbetrag*

Final Redemption Amount (per specified denomination)
*Rückzahlungsbetrag (für jede festgelegte Stückelung)*

**Instalment Notes**
***Raten-Schuldverschreibungen***
Instalment Date(s)
*Ratenzahlungstermin (e)*

Instalment Amount(s)
*Rate(n)*

**Early Redemption**
**Vorzeitige Rückzahlung**

| | |
|---|---|
| **Optional Redemption for Taxation Reasons**<br>**Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen** | **No**<br>**Nein** |
| **Early Redemption at the Option of the Issuer**<br>**Vorzeitige Rückzahlung nach Wahl der Emittentin** | **No**<br>**Nein** |

Minimum Redemption Amount
*Mindestrückzahlungsbetrag*

Higher Redemption Amount
*Höherer Rückzahlungsbetrag*

Call Redemption Date(s)
*Wahlrückzahlungstag(e) (Call)*

Call Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Call)*

Minimum Notice to Holders
*Mindestkündigungsfrist*

Maximum Notice to Holders
*Höchstkündigungsfrist*

| | |
|---|---|
| **Early Redemption at the Option of a Holder**<br>**Vorzeitige Rückzahlung nach Wahl des Gläubigers** | **No**<br>**Nein** |

Put Redemption Date(s)
*Wahlrückzahlungstag(e) (Put)*

Put Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Put)*

Minimum Notice to Issuer
*Mindestkündigungsfrist*

Maximum Notice to Issuer (never more than 60 days)
*Höchstkündigungsfrist (nie mehr als 60 Tage)*

**Early Redemption Amount**

*Vorzeitiger Rückzahlungsbetrag*

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

Reference Price
*Referenzpreis*

**Redemption of Notes other than Zero Coupon, Fixed Rate,
Floating Rate and Instalment Notes**
***Rückzahlung von Schuldverschreibungen, die weder
Nullkupon-, festverzinsliche, variabel verzinsliche noch
Raten-Schuldverschreibungen sind***

**Dual Currency Notes**
***Doppelwährungs-Schuldverschreibungen***
(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
principal/fall-back provisions))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)
oder Grundlage für die Berechnung des/der Wechselkurs(e)
zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*

**Index-linked Notes**
***Indexierte Schuldverschreibungen***
(set forth details in full here)
*(Einzelheiten einfügen)*

**Credit-linked Notes**
***Credit-linked Schuldverschreibungen***
(set forth details in full here)
*(Einzelheiten einfügen)*

**other structured Notes**
***andere strukturierte Schuldverschreibungen***
(set forth details in full here)
*(Einzelheiten einfügen)*


# FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
***EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)***

Paying Agents
*Zahlstellen*

■ Fiscal Agent                                                    Hypothekenbank in Essen AG
   *Emissionsstelle*

   Additional Paying Agent(s)/specified office(s)
   *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

■ Calculation Agent                                              Hypothekenbank in Essen AG
   *Berechnungsstelle*

   ■ Yes
      *Ja*

      No
      *Nein*

Required location (specify)
*Vorgeschriebenen Ort (angeben)*

## NOTICES (§ 10)
*MITTEILUNGEN (§ 10)*

**Place and medium of publication**
*Ort und Medium der Bekanntmachung*

Publication in printed form
*Bekanntmachung in gedruckter Form*

London (Financial Times)
*London (Financial Times)*

Luxembourg (d'Wort)
*Luxemburg (d'Wort)*

■ Germany (Börsen-Zeitung)
*Deutschland (Börsen-Zeitung)*

Other (specify)
*Sonstige (angeben)*

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

Stock Exchange
*Börse*

Internet Address
*Internetadresse*

**Governing Law**                                    **German Law**
*Anwendbares Recht*                                *Deutsches Recht*

## PART I. B. PARTICIPATION CERTIFICATES
### *TEIL I. B. GENUSSSCHEINE*

**Issuer**                                                    Not Applicable
*Emittentin*                                                  *Nicht anwendbar*

**Form of Conditions**
*Form der Bedingungen*

> Long-Form
> *Nicht-konsolidierte Bedingungen*

> Integrated
> *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

> German only
> *ausschließlich Deutsch*

> English only
> *ausschließlich Englisch*

> English and German (English controlling)
> *Englisch und Deutsch (englischer Text maßgeblich)*

> German and English (German controlling)
> *Deutsch und Englisch (deutscher Text maßgeblich)*

## Issue, Principal Amount (§ 1)
### *Begebung, Nennbetrag (§ 1)*

Aggregate Principal Amount
*Gesammtnennbetrag*

Date of general meeting
*Datum der Hauptversammlung*

Number of Participation Certificates
*Anzahl der Stücke*

Principal amount
*Nennbetrag*

## Distributions (§ 2)
### *Ausschüttung (§ 2)*

> Fixed Rate Participation Certificates
> *festverzinsliche Genussscheine*

> Rate of interest
> *Zinssatz*

> Interest Commencement Date
> *Verzinsungsbeginn*

Floating Rate Participation Certificates
*variabel verzinsliche Genussscheine*

Interest Commencement Date
*Verzinsungsbeginn*

Reference Dates
*Referenztermine*

Margin
*Marge*

Euribor Rate [three/six/nine/twelve month]
*Euribor-Satz [drei/sechs/neun/zwölf Monate]*

Screen Page
*Bildschirmseite*

Distribution Date(s)
*Ausschüttungstag(e)*

First Distribution Date
*Erster Ausschüttungstag*

## Term, Termination by the Issuer (§ 6)
*Laufzeit, Kündigung (§ 6)*

End of term
*Laufzeitende*

Repayment Date
*Rückzahlungstag*

**Interest Rate applicable to the Final Interest Period**
*Zinssatz für die abschließende Zinsperiode*

Distribution rate
*Ausschüttungszinssatz*

Other (specify)
*Sonstige (angeben)*

**Termination**
*Kündigung*

Call Date
*Ankündigungstermin*

Date of Termination
*Kündigungstermin*

## PART I. C.: GLOBAL PFANDBRIEFE
### TEIL I. C.: GLOBALPFANDBRIEFE

**Issuer**                                                          Not Applicable
*Emittentin*                                                        *Nicht anwendbar*

**General Provisions (§ 1)**
*Allgemeine Bestimmungen (§ 1)*

   [Global] Mortgage Pfandbriefe
   *[Global] Hypothekenpfandbriefe*

   [Global] Public-Sector Pfandbriefe
   *[Global] Öffentliche Pfandbriefe*

Aggregate Principal Amount
*Gesamtnennbetrag*

Number of Notes
*Anzahl der Stücke*

Principal Amount
*Nennbetrag*

Number of Notes to be issued in the Principal Amount
*Anzahl der im Nennbetragauszugebenden*
*Schuldverschreibungen*

Custodian for The Depository Trust Company
*Verwahrer für The Depository Trust Company*

   J. P. Morgan Trust Company, National Association

   Other (specify)
   *Anderer (angeben)*

**Currency**
*Währung*

   EUR

   USD


**Interest (§ 2)**
*Zinsen (§ 2)*

Rate of interest
*Zinssatz*

Interest Commencement Date
*Verzinsungsbeginn*

Fixed Interest Payment Date(s)
*Festzinstermin(e)*

First Interest Payment Date
*Erster Festzinstermin*

Initial Broken Amount

*Anfänglicher Bruchteilzinsbetrag*

Fixed Interest Date preceding the Maturity Date
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount
*Abschließender Bruchteilzinsbetrag*

**Day Count Fraction**
*Zinstagequotient*

Actual/Actual (Actual/365)

30/360

**Repayment (§ 3)** .
*Rückzahlung (§ 3)*

Specified Maturity Date
*Festgelegter Endfälligkeitstag*

**Payments (§ 4)**
*Zahlungen (§ 4)*

Frankfurt Business Day
*Frankfurter Geschäftstag*

TARGET

**Registrar and Paying Agents (§ 8)**
*Die Registrierungsstelle und die Zahlstellen (§ 8)*

Paying Agent
*Zahlstelle*

BNP Paribas Securities Services Luxembourg Branch

Hypothekenbank in Essen AG

J. P. Morgan Trust Company, National Association

Other (specify)
*Andere (angeben)*

**Notices (§ 9)**
*Bekanntmachungen (§ 9)*

d'Wort

## PART II. OTHER INFORMATION
### *TEIL II. ZUSÄTZLICHE INFORMATIONEN*

**Specific Risk Factors** . None
***Spezielle Risikofaktoren*** *Keine*

**Interest of natural and legal persons involved in the issue/offer**
***Interessen von Seiten natürlicher und juristischer***
***Personen, die an der Emission/dem Angebot beteiligt sind***

■ Save as discussed in the Prospectus under "Interest of Natural
and Legal Persons involved in the Issue/Offer", so far as the Issuer
is aware, no person involved in the offer of the Notes has an
interest material to the offer.
*Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural*
*and Legal Persons involved in the Issue/Offer" angesprochenen*
*Interessen bestehen bei den an der Emission beteiligten Personen*
*nach Kenntnis der Emittentin keine Interessen, die für das Angebot*
*bedeutsam sind.*

Other interest (specify)
*Andere Interessen (angeben)*

**Reasons for the offer** Refinance
***Gründe für das Angebot***

Estimated net proceeds EUR 22,850,000
*Geschätzter Nettobetrag der Erträge* *EUR 22.850.000*

Estimated total expenses of the issue Not Applicable
*Geschätzte Gesamtkosten der Emission* *Not Applicable*

**Eurosystem eligibility**
***EZB-Fähigkeit***

Intended to be held in a manner which would allow
Eurosystem eligibility

*Soll in EZB-fähiger Weise gehalten werden*

**Securities Identification Numbers**
***Wertpapier-Kenn-Nummern***

■ Common Code 027567991
*Common Code* *027567991*

■ ISIN Code DE000HBE1MJ8
*ISIN Code* *DE000HBE1MJ8*

■ German Securities Code HBE1MJ
*Wertpapier-Kenn-Nummer (WKN)* *HBE1MJ*

Any other securities number
*Sonstige Wertpapier-Kenn-Nummer*

**Yield**
***Rendite***

Yield

*Rendite*

Method of calculating the yield
*Berechnungsmethode der Rendite*

ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
*ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

Other methods (specify)
*Andere Methoden (angeben)*

**Historic Interest Rates**
***Zinssätze der Vergangenheit***

Details of historic EURIBOR rates can be obtained from Telerate Page 248
*Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate seite 248*

Details relating to the Performance of the [Index][Formula][other variable].
*Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*

Name of index
*Bezeichnung des Index*

Description of index / Details of where information
about index can be obtained
*Indexbeschreibung / Angaben, wo Informationen
zum Index zu finden sind*

Description of interest rate
*Beschreibung des Zinssatzes*

Other equivalent information regarding the underlying
(including, in the case of a basket of underlyings, a disclosure
of the relevant weightings of each underlying in the basket)
*Sonstige gleichwertigen Informationen bezüglich des Basiswertes
(einschließlich, im Falle eines Korbs von Basiswerten,
die Angabe der entsprechenden Gewichtungen jedes einzelnen
Basiswertes im Korb)*

**Comprehensive explanation of how the value of the investment is affected
by the underlying and the circumstances when risks are most evident**
***Umfassende Erläuterung darüber, wie der Wert der Anlage
durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen,
in denen die Risiken offensichtlich sind***

Not Applicable
*Nicht anwendbar*

**Market disruption or settlement disruption events that may affect the underlying**
***Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen***

Not Applicable
*Nicht anwendbar*

**Adjustment rules with relation to events concerning the underlying**
***Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen***

Not Applicable
*Nicht anwendbar*

**Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

Not Applicable
*Nicht anwendbar*

**Selling Restrictions**
*Verkaufsbeschränkungen*

■ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

■ TEFRA C
*TEFRA C*

TEFRA D
*TEFRA D*

Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

Additional Selling Restrictions (specify)
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

Not Applicable
*Nicht anwendbar*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

None
*keine*

**TERMS AND CONDITIONS OF THE OFFER**
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

Conditions, offer statistics, plan of distribution and allotment, pricing                        Not Applicable
*Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*        *Nicht anwendbar*

Conditions to which the offer is subject
*Bedingungen, denen das Angebot unterliegt*

Time period, including any possible amendments, during which the offer will be open
*Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt*

■ Not applicable
*Nicht anwendbar*

Specify Details
*Einzelheiten einfügen*

Description of the application process
*Beschreibung des Prozesses für die Umsetzung des Angebots*

■ Not applicable
*Nicht anwendbar*

Specify Details
*Einzelheiten einfügen*

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
*Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner*

■ Not applicable
*Nicht anwendbar*

Specify Details
*Einzelheiten einfügen*

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
*Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)*

■ Not applicable
*Nicht anwendbar*

Specify Details
*Einzelheiten einfügen*

Method and time limits for paying up the notes and for delivery of the notes
*Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung*

Manner and date in which results of the offer are to be made public
*Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind*

■ Not applicable
*Nicht anwendbar*

Specify Details
*Einzelheiten einfügen*

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
*Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte*

■ Not applicable
*Nicht anwendbar*

Specify Details
*Einzelheiten einfügen*

Various categories of potential investors to which the notes are offered
*Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden*

■ Not applicable
*Nicht anwendbar*

Specify Details
*Einzelheiten einfügen*

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
*Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist*

■ Not applicable
*Nicht anwendbar*

Specify Details
*Einzelheiten einfügen*

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
*Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.*

■ Not applicable
*Nicht anwendbar*

Specify Details
*Einzelheiten einfügen*

**Placing and Underwriting**
***Platzierung und Übernahme***

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
*Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierem in den einzelnen Ländern des Angebots.*

**Method of distribution**
***Vertriebsmethode***

■ Non-syndicated
*Nicht syndiziert*

Syndicated
*Syndiziert*

| **Subscription Agreement** ***Übernahmevertrag*** | Not Applicable *Nicht anwendbar* |
|---|---|

Date of Subscription Agreement
*Datum des Subscription Agreements*

General Features of the Subscription Agreement
*Hauptmerkmale des Übernahmevertrags*

**Management Details including form of commitment**

*Einzelheiten bezüglich des Bankenkonsortiums*
*einschließlich der Art der Übernahme*

Dealer / Management Group (specify name and address)      J.P. Morgan Securities Ltd.
*Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*    125 London Wall
                                                          London EC2Y 5AJ
                                                          United Kingdom

■ firm commitment
   *feste Zusage*

   no firm commitment/best efforts arrangements
   *keine feste Zusage/zu den bestmöglichen Bedingungen*

**Commissions**                                           Not Applicable
*Provisionen*                                             *Nicht anwendbar*

Management/Underwriting Commission (specify)
*Management- und Übernahmeprovision (angeben)*

Selling Concession (specify)
*Verkaufsprovision (angeben)*

Listing Commission
*Börsenzulassungprovision*

Other (specify)
*Andere (angeben)*

**Stabilising Dealer(s)/Manager(s)**                      **Not Applicable**
*Kursstabilisierender Dealer/Manager*                     *Nicht anwendbar*

**Subscription Agreement**                                Not Applicable
*Übernahmevertrag*                                        *Nicht anwendbar*

– Date of subscription agreement
   *Datum des Übernahmevertrags*

– General features of the subscription agreement (including the quotas)
   *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*

**Listing(s)**                                            None
*Börsenzulassung(en)*                                     *Nein*

   Luxembourg
   *Luxemburg*

      Regulated Market *"Bourse de Luxembourg"*

      Euro MTF

   Düsseldorf

   Other (insert details)
   *Sonstige (Einzelheiten einfügen)*

**Date of admission**
*Termin der Zulassung*

**Estimate of the total expenses related to admission to trading**

*Geschätzte Gesamtkosten für die Zulassung zum Handel*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

Luxembourg
*Luxemburg*

Düsseldorf

Other (insert details)
*Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

Not applicable [specify details]
*Nicht anwendbar [Einzelheiten einfügen]*

**Rating**
*Rating*

| **Other relevant terms and conditions (specify)** | Not Applicable |
|---|---|
| *Andere relevante Bestimmungen (einfügen)* | *Nicht anwendbar* |

**Listing:**
*Börsenzulassung:*

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 20 July 2006).
*Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 20. Juli 2006) erforderlich sind.*

## Responsibility
*Verantwortlichkeit*

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten*

*Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

05 December 2006
*05. Dezember 2006*

Final Terms
Endgültige Bedingungen

EUR 100,000,000 4.00 per cent. Public Sector Pfandbriefe of 2006 due 07 December 2021
issued pursuant to the

*EUR 100.000.000 4,00 % Öffentliche Pfandbriefe von 2006 fällig am 07. Dezember 2021*
*begeben aufgrund des*

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.78 per cent.
*Ausgabepreis: 99,78 %*

Issue Date: 07 December 2006
*Tag der Begebung: 07. Dezember 2006*

Series No: HBE1M0
*Serien Nr.: HBE1M0*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypothekenbank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

## Part I. TERMS AND CONDITIONS
### *Teil I. EMISSIONSBEDINGUNGEN*

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Pfandbriefe (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

*Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Pfandbriefe (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.*

*Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.*

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

**PART I. A. Notes other than Participation Certificates**
*TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind*

| | |
|---|---|
| **Issuer** | **Hypothekenbank in Essen** |
| *Emittentin* | **Aktiengesellschaft** |

**Form of Conditions**
*Form der Bedingungen*

☒ Long-Form
 *Nicht-konsolidierte Bedingungen*

☐ Integrated
 *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
 *ausschließlich Deutsch*

☐ English only
 *ausschließlich Englisch*

☐ English and German (English controlling)
 *Englisch und Deutsch (englischer Text maßgeblich)*

☒ German and English (German controlling)
 *Deutsch und Englisch (deutscher Text maßgeblich)*

**Currency, Denomination, Form, Certain Definitions (§ 1)**
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency | Euro („EUR") |
| *Festgelegte Währung* | *Euro („EUR")* |
| Aggregate Principal Amount | EUR 100,000,000 |
| *Gesamtnennbetrag* | *EUR 100.000.000* |
| Specified Denomination | EUR 50,000 |
| *Festgelegte Stückelung* | *EUR 50.000* |
| Number of Notes to be issued in each Specified Denomination | 2,000 |
| *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen* | *2.000* |
| Minimum Transfer Amount (specify) | EUR 50,000 |
| *Mindestnennbetrag für Übertragungen (angeben)* | *EUR 50.000* |

**Form**
*Form*

☐ **Notes**
 *Schuldverschreibungen*

☒ **Pfandbriefe**

  ☐ Mortgage Pfandbriefe
   *Hypothekenpfandbriefe*

  ☒ Public-Sector Pfandbriefe
   *Öffentliche Pfandbriefe*

| | |
|---|---|
| ☐ **New Global Note** | **No** |
| **New Global Note** | **Nein** |

☒ **TEFRA C**
*TEFRA C*

    ☒ Permanent Global Note
    *Dauerglobalurkunde*

    ☐ Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

        ☐ Definitive Notes
        *Einzelurkunden*

☐ **TEFRA D**
 **TEFRA D**

    Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

    ☐ Permanent Global Note
    *Dauerglobalurkunde*

    ☐ Definitive Notes
    *Einzelurkunden*

☐ **Neither TEFRA D nor TEFRA C**
**Weder TEFRA D noch TEFRA C**

    ☐ Permanent Global Note
    *Dauerglobalurkunde*

    ☐ Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

        ☐ Definitive Notes
        *Einzelurkunden*

**Definitive Notes**                  **No**
*Einzelurkunden*                  *Nein*

☐ Coupons
*Zinsscheine*

☐ Talons
*Talons*

☐ Receipts
*Rückzahlungsscheine*

**Certain Definitions**
*Definitionen*

Clearing System
*Clearing System*

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street

4

New York, NY 10041-0099
USA

☐ Other (specify)
*Sonstige (angeben)*

## STATUS (§ 2)
*STATUS (§ 2)*

☐ Unsubordinated
*Nicht-nachrangig*

☐ Subordinated
*Nachrangig*

## INTEREST (§ 3)
*ZINSEN (§ 3)*

☒ **Fixed Rate Notes**
*Festverzinsliche Schuldverschreibungen*
**Rate of Interest and Interest Payment Dates**
*Zinssatz und Zinszahlungstage*

| | |
|---|---|
| Interest Commencement Date | 07 December 2006 |
| *Verzinsungsbeginn* | *07. Dezember 2006* |
| Rate of Interest | 4.00 per cent. per annum |
| *Zinssatz* | *4,00 % per annum* |
| Fixed Interest Payment Date | 07 December in each year |
| *Fester Zinszahlungstag* | *07. Dezember in jedem Jahr* |
| First Interest Payment Date | 07 December 2007 |
| *Erster Zinszahlungstag* | *07. Dezember 2007* |
| Initial Broken Amount(s) (per specified denomination) | Not applicable |
| *Anfängliche(r) Bruchteilzinsbetrag(-beträge)* | *Nicht anwendbar* |
| *(für jede festgelegte Stückelung)* | |
| Fixed Interest Date preceding the Maturity Date | 07 December 2020 |
| *Festzinstermin, der dem Fälligkeitstag vorangeht* | *07. Dezember 2020* |
| Final Broken Amount(s) (per specified denomination) | Not applicable |
| *Abschließende(r) Bruchteilzinsbetrag(-beträge)* | *Nicht anwendbar* |
| *(für jede festgelegte Stückelung)* | |

☐ **Floating Rate Notes**
*Variabel verzinsliche Schuldverschreibungen*
**Interest Payment Dates**
*Zinszahlungstage*

Interest Commencement Date
*Verzinsungsbeginn*

Specified Interest Payment Dates
*Festgelegte Zinszahlungstage*

Specified Interest Period(s)
*Festgelegte Zinsperiode(n)*

**Business Day Convention**
*Geschäftstagskonvention*

☐ Modified Following Business Day Convention
*Modifizierte Folgender Geschäftstag-Konvention*

☐ FRN Convention (specify period(s)

*FRN Konvention (Zeitraum angeben)*

☐ Following Business Day Convention
*Folgender Geschäftstag-Konvention*

☐ Preceding Business Day Convention
*Vorangegangener Geschäftstag-Konvention*

**Relevant Financial Centres**
*Relevante Finanzzentren*

**Rate of Interest**
*Zinssatz*

☐ Screen Rate Determination
*Bildschirmfeststellung*

    ☐ EURIBOR (Brussels time/TARGET Business Day/Interbank
    Market in the euro-zone)
    *EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/*
    *Interbanken-Markt in der Euro-Zone)*

    Screen page
    *Bildschirmseite*

    ☐ LIBOR (London time/London Business Day London
    Interbank Market)
    *LIBOR (Londoner Ortszeit/Londoner Geschäftstag/*
    *Londoner Interbanken-Markt)*

    Screen page
    *Bildschirmseite*

    ☐ Other (specify)
    *Sonstige (angeben)*

    Screen page
    *Bildschirmseite*

    ☐ Formula
    *Formel*
    (set forth details in full here or in an attachment)
    *(Einzelheiten hier oder in einer Anlage einfügen)*

    Reference Banks (if other than as specified in § 3(2)) (specify)
    *Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*

☐ ISDA Determination
*ISDA-Feststellung*

☐ Other Method of Determination (insert details (including
Margin, Interest Determination Date, Reference Banks,
fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten angeben*
*(einschließlich Zinsfestlegungstag, Marge, Referenzbanken,*
*Ausweichbestimmungen))*

**Margin**
*Marge*

☐ plus
*plus*

☐ minus
*Minus*

## Interest Determination Date
### *Zinsfestlegungstag*

☐ second Business Day prior to commencement of Interest Period
*zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

☐ first day of each Interest Period
*· erster Tag der jeweiligen Zinsperiode*

☐ other (specify)
*sonstige (angeben)*

## Minimum and Maximum Rate of Interest
### *Mindest- und Höchstzinssatz*

☐ Minimum Rate of Interest
*Mindestzinssatz*

☐ Maximum Rate of Interest
*Höchstzinssatz*

☐ **Zero Coupon Notes**
**Nullkupon-Schuldverschreibungen**

**Accrual of Interest**
**Auflaufende Zinsen**

Amortisation Yield
*Emissionsrendite*

☐ **Dual Currency Notes**
**Doppelwährungs-Schuldverschreibungen**

(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest, a description of any market disruption
or settlement disruption events that affect the underlying and
adjustment rules with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)
oder Grundlage für die Berechnung des/der Wechselkurs(e)
zur Bestimmung von Zinsbeträgen, eine
Beschreibung etwaiger Störungen des Marktes oder bei der
Abrechnung, die den Basiswert beeinflussen sowie
Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert
beeinflussen))*

☐ **Instalment Notes**
**Raten-Schuldverschreibungen**
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **Index-linked Notes**
**Indexierte Schuldverschreibungen**
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events that affect the
underlying and adjustment rules with relation to events
concerning the underlying))
*(Einzelheiten einfügen (einschließlich des Index/der Formel,
der Grundlage für die Berechnung der Zinsbeträge sowie
Beschreibung etwaiger Störungen des Marktes oder bei der
Abrechnung, die den Basiswert beeinflussen und
Korrekturvorschriften in Bezug auf Vorfälle, die den
Basiswert beeinflussen))*

☐ **Credit-linked Notes**
*Credit-linked Notes*
(set forth details in full here (including basis for calculating
interest and fall back provisions))
*(Einzelheiten einfügen (einschließlich der Grundlagen
für die Berechnung der Zinsbeträge sowie
Ausweichbestimmungen))*

☐ **other structured Notes**
*andere strukturierte Schuldverschreibungen*
(set forth details in full here (including fall back provisions,
if applicable and the relevant reference date is not available))
*(Einzelheiten einfügen (einschließlich Ausweichbestimmungen,
wenn anwendbar und der maßgebliche Referenzsatz nicht
verfügbar ist))*

**Day Count Fraction**
*Zinstagequotient*

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
*Anderer*

**PAYMENTS (§ 4)**
*ZAHLUNGEN (§ 4)*

**Payment Business Day**
*Zahlungstag*

| | |
|---|---|
| Relevant Financial Centres | Clearing System and TARGET |
| *Relevante Finanzzentren* | *Clearing System und TARGET* |

**REDEMPTION (§ 5)**
*RÜCKZAHLUNG (§ 5)*

**Final Redemption**
*Rückzahlung bei Endfälligkeit*

☒ **Notes other than Instalment, Dual Currency, Index-linked,
Credit-linked or Structured Notes**
*Schuldverschreibungen außer Raten-, Doppelwährungs-,
Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen*

☒ Maturity Date                                 07 December 2021
*Fälligkeitstag*                                 *07. Dezember 2021*

☐ Redemption Month
*Rückzahlungsmonat*

☐ Final Redemption Amount
*Rückzahlungsbetrag*

☒ Principal amount
*Nennbetrag*

☐ Final Redemption Amount (per specified denomination)

8

*Rückzahlungsbetrag (für jede festgelegte Stückelung)*

☐ **Instalment Notes**
***Raten-Schuldverschreibungen***
Instalment Date(s)
*Ratenzahlungstermin (e)*

Instalment Amount(s)
*Rate(n)*

**Early Redemption**
***Vorzeitige Rückzahlung***

| | |
|---|---|
| **Optional Redemption for Taxation Reasons** | **No** |
| ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen*** | ***Nein*** |
| **Early Redemption at the Option of the Issuer** | **No** |
| ***Vorzeitige Rückzahlung nach Wahl der Emittentin*** | ***Nein*** |

Minimum Redemption Amount
*Mindestrückzahlungsbetrag*

Higher Redemption Amount
*Höherer Rückzahlungsbetrag*

Call Redemption Date(s)
*Wahlrückzahlungstag(e) (Call)*

Call Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Call)*

Minimum Notice to Holders
*Mindestkündigungsfrist*

Maximum Notice to Holders
*Höchstkündigungsfrist*

| | |
|---|---|
| **Early Redemption at the Option of a Holder** | **No** |
| ***Vorzeitige Rückzahlung nach Wahl des Gläubigers*** | ***Nein*** |

Put Redemption Date(s)
*Wahlrückzahlungstag(e) (Put)*

Put Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Put)*

Minimum Notice to Issuer
*Mindestkündigungsfrist*

Maximum Notice to Issuer (never more than 60 days)
*Höchstkündigungsfrist (nie mehr als 60 Tage)*

**Early Redemption Amount**
***Vorzeitiger Rückzahlungsbetrag***

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

Reference Price
*Referenzpreis*

**Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes**
***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***

☐ **Dual Currency Notes**
***Doppelwährungs-Schuldverschreibungen***

(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
principal/fall-back provisions))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
*oder Grundlage für die Berechnung des/der Wechselkurs(e)*
*zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*

☐ **Index-linked Notes**
**Indexierte Schuldverschreibungen**
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **Credit-linked Notes**
**Credit-linked Schuldverschreibungen**
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **other structured Notes**
**andere strukturierte Schuldverschreibungen**
(set forth details in full here)
*(Einzelheiten einfügen)*


**FISCAL AGENT AND PAYING AGENT (§ 6)**
**EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)**

Paying Agents
*Zahlstellen*

☒ Fiscal Agent
*Emissionsstelle*

Hypothekenbank in Essen AG
Gildehofstraße1
D-45127 Essen

☒ Additional Paying Agent/specified office
*Zahlstelle/bezeichnete Geschäftsstelle*

Hypothekenbank in Essen AG
Gildehofstraße1
D-45127 Essen

☐ Calculation Agent
*Berechnungsstelle*

    ☐ Yes
    *Ja*

    ☒ No
    *Nein*

    ☐ Required location (specify)
    *Vorgeschriebenen Ort (angeben)*


**NOTICES (§ 12)**
**MITTEILUNGEN (§ 12)**

**Place and medium of publication**
**Ort und Medium der Bekanntmachung**

Publication in printed form
*Bekanntmachung in gedruckter Form*

☐ London (Financial Times)
*London (Financial Times)*

☐ Luxembourg (d'Wort)
*Luxemburg (d'Wort)*

☒ Germany (Börsen-Zeitung)
*Deutschland (Börsen-Zeitung)*

10

☐ Other (specify)
   *Sonstige (angeben)*

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

Stock Exchange
*Börse*

Internet Address
*Internetadresse*

**Governing law**                                    **German Law**
***Anwendbares Recht***                              ***Deutsches Recht***

**PART I. B. PARTICIPATION CERTIFICATES**
*TEIL I. B. GENUSSSCHEINE*


Not Applicable
*Nicht anwendbar*


**Issuer**
*Emittentin*


Hypothekenbank in Essen
Aktiengesellschaft


**Form of Conditions**
*Form der Bedingungen*

☐ Long-Form
*Nicht-konsolidierte Bedingungen*

☐ Integrated
*Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
*ausschließlich Deutsch*

☐ English only
*ausschließlich Englisch*

☐ English and German (English controlling)
*Englisch und Deutsch (englischer Text maßgeblich)*

☐ German and English (German controlling)
*Deutsch und Englisch (deutscher Text maßgeblich)*

**Issue, Principal Amount (§ 1)**
*Begebung, Nennbetrag (§ 1)*

Aggregate Principal Amount
*Gesammtnennbetrag*

Date of general meeting
*Datum der Hauptversammlung*

Number of Participation Certificates
*Anzahl der Stücke*

Principal amount
*Nennbetrag*

**Distributions (§ 2)**
*Ausschüttung (§ 2)*

☐ Fixed Rate Participation Certificates
*festverzinsliche Genussscheine*

Rate of interest
*Zinssatz*

Interest Commencement Date
*Verzinsungsbeginn*

☐ Floating Rate Participation Certificates
*variabel verzinsliche Genussscheine*

Interest Commencement Date
*Verzinsungsbeginn*

Reference Dates
*Referenztermine*

12

Margin
*Marge*

Euribor Rate [three/six/nine/twelve month]
*Euribor-Satz [drei/sechs/neun/zwölf Monate]*

Screen Page
*Bildschirmseite*

Distribution Date(s)
*Ausschüttungstag(e)*

First Distribution Date
*Erster Ausschüttungstag*


**Term, Termination by the Issuer (§ 6)**
*Laufzeit, Kündigung (§ 6)*

End of term
*Laufzeitende*

Repayment Date
*Rückzahlungstag*

**Interest Rate applicable to the Final Interest Period**
*Zinssatz für die abschließende Zinsperiode*

☐ Distribution rate
   *Ausschüttungszinssatz*

☐ Other (specify)
   *Sonstige (angeben)*

**Termination**
*Kündigung*

Call Date
*Ankündigungstermin*

Date of Termination
*Kündigungstermin*

**PART I. C.: GLOBAL PFANDBRIEFE**
*TEIL I. C.: GLOBALPFANDBRIEFE*


**Not Applicable**
*Nicht anwendbar*


**Issuer**
*Emittentin*


**Hypothekenbank in Essen**
**Aktiengesellschaft**


**General Provisions (§ 1)**
*Allgemeine Bestimmungen (§ 1)*

☐ [Global] Mortgage Pfandbriefe
   *[Global] Hypothekenpfandbriefe*

☐ [Global] Public-Sector Pfandbriefe
   *[Global] Öffentliche Pfandbriefe*

Aggregate Principal Amount
*Gesamtnennbetrag*

Number of Notes
*Anzahl der Stücke*

Principal Amount
*Nennbetrag*

Number of Notes to be issued in the Principal Amount
*Anzahl der im Nennbetrag auszugebenden*
*Schuldverschreibungen*

Custodian for The Depository Trust Company
*Verwahrer für The Depository Trust Company*

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
   *Anderer (angeben)*

**Currency**
*Währung*

☐ EUR

☐ USD

**Interest (§ 2)**
*Zinsen (§ 2)*

Rate of interest
*Zinssatz*

Interest Commencement Date
*Verzinsungsbeginn*

Fixed Interest Payment Date(s)
*Festzinstermin(e)*

First Interest Payment Date
*Erster Festzinstermin*

Initial Broken Amount
*Anfänglicher Bruchteilzinsbetrag*

Fixed Interest Date preceding the Maturity Date
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount
*Abschließender Bruchteilzinsbetrag*

**Day Count Fraction**

14

*Zinstagequotient*

☐ Actual/Actual (Actual/365)

☐ 30/360

**Repayment (§ 3)**
*Rückzahlung (§ 3)*

Specified Maturity Date
*Festgelegter Endfälligkeitstag*

**Payments (§ 4)**
*Zahlungen (§ 4)*

Frankfurt Business Day
*Frankfurter Geschäftstag*

☐ TARGET

**Registrar and Paying Agents (§ 8)**
*Die Registrierungsstelle und die Zahlstellen (§ 8)*

Paying Agent
*Zahlstelle*

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
   *Andere (angeben)*

**Notices (§ 9)**
*Bekanntmachungen (§ 9)*

☐ d'Wort

**PART II. OTHER INFORMATION**
*TEIL II. ZUSÄTZLICHE INFORMATIONEN*

**Specific Risk Factors**
*Spezielle Risikofaktoren*

**Interest of natural and legal persons involved in the issue/offer**
*Interessen von Seiten natürlicher und juristischer*
*Personen, die an der Emission/dem Angebot beteiligt sind*

☒ Save as discussed in the Prospectus under "Interest of Natural
and Legal Persons involved in the Issue/Offer", so far as the Issuer
is aware, no person involved in the offer of the Notes has an
interest material to the offer.
*Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural*
*and Legal Persons involved in the Issue/Offer" angesprochenen*
*Interessen bestehen bei den an der Emission beteiligten Personen*
*nach Kenntnis der Emittentin keine Interessen, die für das Angebot*
*bedeutsam sind.*

☐ Other interest (specify)
*Andere Interessen (angeben)*

| | |
|---|---|
| **Reasons for the offer** | See "Use of Proceeds" in the Prospectus |
| *Gründe für das Angebot* | *Siehe „Use of Proceeds" im Prospekt* |
| Estimated net proceeds | EUR 99,780,000 |
| *Geschätzter Nettobetrag der Erträge* | *EUR 99.780.000* |
| Estimated total expenses of the issue | EUR 1,100 |
| *Geschätzte Gesamtkosten der Emission* | *EUR 1.100* |

**Eurosystem eligibility**
*EZB-Fähigkeit*

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility | Yes |
| *Soll in EZB-fähiger Weise gehalten werden* | *Ja* |

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

| | |
|---|---|
| ☒ Common Code | 027807941 |
| *Common Code* | *027807941* |
| ISIN Code | DE000HBE1M04 |
| *ISIN Code* | *DE000HBE1M04* |
| German Securities Code | HBE1M0 |
| *Wertpapier-Kenn-Nummer (WKN)* | *HBE1M0* |
| Any other securities number | |
| *Sonstige Wertpapier-Kenn-Nummer* | |

**Yield**
*Rendite*

| | |
|---|---|
| Yield | 4.02 per cent. per annum |
| *Rendite* | *4,02 % per annum* |
| Method of calculating the yield | |
| *Berechnungsmethode der Rendite* | |

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
*ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

☐ Other method (specify)
*Andere Methode (angeben)*

☐ **Historic Interest Rates**
***Zinssätze der Vergangenheit***

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
*Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]*

☐ Details relating to the Performance of the [Index][Formula][other variable].
*Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*

Name of index
*Bezeichnung des Index*

Description of index / Details of where information
about index can be obtained
*Indexbeschreibung / Angaben, wo Informationen
zum Index zu finden sind*

Description of interest rate
*Beschreibung des Zinssatzes*

Other equivalent information regarding the underlying
(including, in the case of a basket of underlyings, a disclosure
of the relevant weightings of each underlying in the basket)
*Sonstige gleichwertigen Informationen bezüglich des Basiswertes
(einschließlich, im Falle eines Korbs von Basiswerten,
die Angabe der entsprechenden Gewichtungen jedes einzelnen
Basiswertes im Korb)*

**Comprehensive explanation of how the value of the investment is affected
by the underlying and the circumstances when risks are most evident**
***Umfassende Erläuterung darüber, wie der Wert der Anlage
durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen,
in denen die Risiken offensichtlich sind***

**Market disruption or settlement disruption events that may affect the underlying**
***Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen***

**Adjustment rules with relation to events concerning the underlying**
***Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen***

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on
Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der
Auswirkungen auf den Wert der Anlage*

**Selling Restrictions**
***Verkaufsbeschränkungen***

☒ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

17

☒ TEFRA C
*TEFRA C*

☐ TEFRA D
*TEFRA D*

☐ Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

☐ Additional Selling Restrictions (specify)
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

none
*keine*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

none
*keine*

**TERMS AND CONDITIONS OF THE OFFER**
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

Conditions, offer statistics, plan of distribution and allotment, pricing
*Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*

Conditions to which the offer is subject
*Bedingungen, denen das Angebot unterliegt*

Time period, including any possible amendments, during which the offer will be open
*Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Description of the application process
*Beschreibung des Prozesses für die Umsetzung des Angebots*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
*Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)

18

*Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Method and time limits for paying up the notes and for delivery of the notes
*Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Manner and date in which results of the offer are to be made public
*Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
*Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Various categories of potential investors to which the notes are offered
*Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
*Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
*Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*


**Placing and Underwriting**
*Platzierung und Übernahme*

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
*Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*


**Method of distribution**
*Vertriebsmethode*

☒ Non-syndicated
*Nicht syndiziert*

☐ Syndicated
*Syndiziert*

| | |
|---|---|
| **Subscription Agreement** | Not Applicable |
| *Übernahmevertrag* | *Nicht anwendbar* |

Date of Subscription Agreement
*Datum des Subscription Agreements*

General Features of the Subscription Agreement
*Hauptmerkmale des Übernahmevertrags*

**Management Details including form of commitment**
*Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme*

| | |
|---|---|
| Dealer / Management Group (specify name and address) | DZ BANK AG |
| *Plazeur / Bankenkonsortium (Name und Adresse angeben)* | Deutsche Zentral-Genossen-schaftsbank, Frankfurt am Main Platz der Republik 60265 Frankfurt am Main |

☒ firm commitment
*feste Zusage*

☐ no firm commitment/best efforts arrangements
*keine feste Zusage/zu den bestmöglichen Bedingungen*

**Commissions**
*Provisionen*

| | |
|---|---|
| Management/Underwriting Commission (specify) | Not Applicable |
| *Management- und Übernahmeprovision (angeben)* | *Nicht anwendbar* |
| Selling Concession (specify) | Not Applicable |
| *Verkaufsprovision (angeben)* | *Nicht anwendbar* |

| Listing Commission | Not Applicable |
|---|---|
| *Börsenzulassungprovision* | *Nicht anwendbar* |

| Other (specify) | Not Applicable |
|---|---|
| *Andere (angeben)* | *Nicht anwendbar* |

| **Stabilising Dealer/Manager** | Keiner |
|---|---|
| ***Kursstabilisierender Dealer/Manager*** | None |

| **Subscription Agreement** | Not Applicable |
|---|---|
| ***Übernahmevertrag*** | *Nicht anwendbar* |

- Date of subscription agreement
- *Datum des Übernahmevertrags*

- General features of the subscription agreement (including the quotas)
- *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*

| **Listing** | Yes |
|---|---|
| ***Börsenzulassung*** | *Ja* |

☐ Luxembourg
   *Luxemburg*

   ☐ Regulated Market

   ☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
   *Sonstige (Einzelheiten einfügen)*

| **Date of admission** | has been applied for |
|---|---|
| ***Datum der Zulassung*** | *ist beantragt* |

| **Estimate of the total expenses related to admission to trading** | EUR 1,100 |
|---|---|
| ***Geschätzte Gesamtkosten für die Zulassung zum Handel*** | *EUR 1.100* |

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

☐ Luxembourg
   *Luxemburg*

☐ Düsseldorf

☐ Other (insert details)
   *Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☒ Not applicable
   *Nicht anwendbar*

| **Rating** | has been applied |
|---|---|
| ***Rating*** | *ist beantragt* |

**Other relevant terms and conditions (specify)**
***Andere relevante Bestimmungen (einfügen)***

Listing: Düsseldorf
*Börsenzulassung:* *Düsseldorf*

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 07 December 2006).

*Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 07. Dezember 2006) erforderlich sind.*

## Responsibility
### *Verantwortlichkeit*

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

_____

Name & title of signatory
*Name und Titel des Unterzeichnenden*

22

Final Terms

Issue of GBP 25,000,000 Floating Rate Notes due October 2007

issued pursuant to the

**Euro 30,000,000,000
Essen Hyp Debt Issuance Programme**

dated 28 April 2006

of

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 100.00 per cent.

Issue Date: 1 December 2006

Series No: HBE1MY

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

## Part I. TERMS AND CONDITIONS

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

**PART I. A. Notes other than Participation Certificates**

Issuer                                                         **Hypothekenbank in Essen
Aktiengesellschaft**

**Form of Conditions**

☒ Long-Form

☐ Integrated

**Language of Conditions**

☐ German only

☒ English only

☐ English and German (English controlling)

☐ German and English (German controlling)

**Currency, Denomination, Form, Certain Definitions (§ 1)**

**Currency and Denomination**

| | |
|---|---|
| Specified Currency | Pound Sterling ("**GBP**") |
| Aggregate Principal Amount | GBP 25,000,000 |
| Specified Denomination(s) | GBP 50,000 |
| Number of Notes to be issued in each Specified Denomination | 500 |
| Minimum Transfer Amount (specify) | GBP 50,000 |

**Form**

☒ **Notes**

☐ **Pfandbriefe**

    ☐ Mortgage Pfandbriefe

    ☐ Public-Sector Pfandbriefe

☐ **New Global Note**               No

☒ **TEFRA C**

    ☒ Permanent Global Note

    ☐ Temporary Global Note exchangeable for:

        ☐ Definitive Notes

☐ **TEFRA D**

    Temporary Global Note exchangeable for:

    ☐ Permanent Global Note

    ☐ Definitive Notes

☐ **Neither TEFRA D nor TEFRA C**

    ☐ Permanent Global Note

    ☐ Temporary Global Note exchangeable for:

        ☐ Definitive Notes

**Definitive Notes**               No

☐ Coupons

☐ Talons

☐ Receipts

**Certain Definitions**

Clearing System

☐ Clearstream Banking AG
   Neue Börsenstraße 1
   D-60487 Frankfurt am Main

2

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)

## STATUS (§ 2)

☒ Unsubordinated

☐ Subordinated

## INTEREST (§ 3)

☐ **Fixed Rate Notes**
   **Rate of Interest and Interest Payment Dates**

   Interest Commencement Date

   Rate of Interest

   Fixed Interest Payment Date(s)

   First Interest Payment Date

   Initial Broken Amount(s) (per specified denomination)

   Fixed Interest Date preceding the Maturity Date

   Final Broken Amount(s) (per specified denomination)

☒ **Floating Rate Notes**
   **Interest Payment Dates**

   Interest Commencement Date                                  1 December 2006

   Specified Interest Payment Dates                            31ieth day of each month
                                                               (except 28 February) from, and
                                                               including, 31 December 2006
                                                               (short first coupon) to, and
                                                               including 31 October 2007

   Specified Interest Period(s)                                Monthly

   **Business Day Convention**

   ☒ Modified Following Business Day Convention

   ☐ FRN Convention (specify period(s)

   ☐ Following Business Day Convention

   ☐ Preceding Business Day Convention

   **Relevant Financial Centres**                              London and TARGET (payment)

                                                               London  (fixing only)

   **Rate of Interest**

3

☒ Screen Rate Determination

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank
Market in the euro-zone)

☒ LIBOR (London time/London Business Day London Interbank Market)

For the initial Interest Period (from and including the Issue Date, to but excluding, 31 December
2006) there is no interpolation. So for all Interest Periods: 1 month GBP LIBOR.

Screen page                                                    Reuters Screen Page
                                          LIBOR01 on or about 11:00 a.m., London time
                                                   on the Interest Determination Date

☐ Other (specify)

Screen page

☐ Formula
(set forth details in full here or in an attachment)

Reference Banks (if other than as specified in § 3(2)) (specify)

☐ ISDA Determination

☐ Other Method of Determination (insert details (including
Margin, Interest Determination Date, Reference Banks,
fall-back provisions))

**Margin**                                              0.01 per cent. per annum

☒ plus

☐ minus

**Interest Determination Date**

☐ second Business Day prior to commencement of Interest Period

☒ first day of each Interest Period

☐ other (specify)

**Minimum and Maximum Rate of Interest**

☒ Minimum Rate of Interest                             0.00 per cent. per annum

☐ Maximum Rate of Interest

☐ **Zero Coupon Notes**

**Accrual of Interest**

**Amortisation Yield**

☐ **Dual Currency Notes**

(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest, a description of any market disruption
or settlement disruption events that affect the underlying and
adjustment rules with relation to events concerning the underlying))

☐ **Instalment Notes**
(set forth details in full here)

☐ **Index-linked Notes**

(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events that affect the
underlying and adjustment rules with relation to events
concerning the underlying))

☐ **Credit-linked Notes**
(set forth details in full here (including basis for calculating
interest and fall back provisions))

☐ **other structured Notes**
(set forth details in full here (including fall back provisions,
if applicable and the relevant reference date is not available))

**Day Count Fraction**

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☒ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other

## PAYMENTS (§ 4)

**Payment Business Day**

Relevant Financial Centre(s) (specify all)                    London and TARGET

## REDEMPTION (§ 5)

**Final Redemption**

☒ **Notes other than Instalment, Dual Currency, Index-linked,
Credit-linked or Structured Notes**

☒ Maturity Date                                              31 October 2007

☐ Redemption Month

☐ Final Redemption Amount

☐ Principal amount

☒ Final Redemption Amount (per specified denomination)       GBP 50,000 per Note of GBP
                                                             50,000 Specified Denomination

☐ **Instalment Notes**
Instalment Date(s)

Instalment Amount(s)

**Early Redemption**

**Optional Redemption for Taxation Reasons**           No

**Early Redemption at the Option of the Issuer**       No

Minimum Redemption Amount

Higher Redemption Amount

Call Redemption Date(s)

5

Call Redemption Amount(s)

Minimum Notice to Holders

Maximum Notice to Holders

**Early Redemption at the Option of a Holder**                    No

Put Redemption Date(s)

Put Redemption Amount(s)

Maximum Notice to Issuer (never more than 60 days)

**Early Redemption Amount**

Zero Coupon Notes:

Reference Price

**Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes**

☐ **Dual Currency Notes**
*Doppelwährungs-Schuldverschreibungen*
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))

☐ **Index-linked Notes**
*(set forth details in full here)*

☐ **Credit-linked Notes**
(set forth details in full here)

☐ **other structured Notes**
(set forth details in full here)


**FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)**

Paying Agents

☒ Fiscal Agent                                        BNP Paribas Securities
                                                       Services, Luxembourg Branch

☐ Additional Paying Agent(s)/specified office(s)

☒ Calculation Agent                                    BNP Paribas Securities
                                                       Services, Luxembourg Branch

    ☒ Yes

    ☐ No

    ☐ Required location (specify)


**NOTICES (§ 12)**

**Place and medium of publication**

Publication in printed form

☐ London (Financial Times)

☒ Luxembourg (d'Wort)

☐ Germany (Börsen-Zeitung)

☐ Other (specify)

Publication on the website of the stock exchange

6

| | |
|---|---|
| Stock Exchange | Luxembourg |
| Internet Address | www.bourse.lu |
| **Governing law** | **German Law** |

## PART I. B. PARTICIPATION CERTIFICATES

**Issuer**                                                Hypothekenbank in Essen
                                                            Aktiengesellschaft

**Form of Conditions**

☐ Long-Form

☐ Integrated

**Language of Conditions**

☐ German only

☐ English only

☐ English and German (English controlling)

☐ German and English (German controlling)

**Issue, Principal Amount (§ 1)**

Aggregate Principal Amount

Date of general meeting

Number of Participation Certificates

Principal amount

**Distributions (§ 2)**

☐ Fixed Rate Participation Certificates

    Rate of interest

    Interest Commencement Date

☐ Floating Rate Participation Certificates

    Interest Commencement Date

    Reference Dates

    Margin

    Euribor Rate [three/six/nine/twelve month]

    Screen Page

Distribution Date(s)

First Distribution Date

**Term, Termination by the Issuer (§ 6)**

End of term

Repayment Date

**Interest Rate applicable to the Final Interest Period**

☐ Distribution rate

☐ Other (specify)

**Termination**

Call Date

Date of Termination

**PART I. C.: GLOBAL PFANDBRIEFE**

**Issuer**                                                    Hypothekenbank in Essen
                                                                        Aktiengesellschaft

**General Provisions (§ 1)**

☐ [Global] Mortgage Pfandbriefe

☐ [Global] Public-Sector Pfandbriefe

Aggregate Principal Amount

Number of Notes

Number of Notes to be issued in the Principal Amount

Custodian for The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)

**Currency**

☐ EUR

☐ USD

**Interest (§ 2)**

Rate of interest

Interest Commencement Date

Fixed Interest Payment Date(s)

First Interest Payment Date

Initial Broken Amount

Fixed Interest Date preceding the Maturity Date

Final Broken Amount

**Day Count Fraction**

☐ Actual/Actual (Actual/365)

☐ 30/360

**Repayment (§ 3)**

Specified Maturity Date

**Payments (§ 4)**

Frankfurt Business Day

☐ TARGET

**Registrar and Paying Agents (§ 8)**

Paying Agent

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
*Andere (angeben)*

**Notices (§ 9)**

☐ d'Wort

10

## PART II. OTHER INFORMATION

### Interest of natural and legal persons involved in the issue/offer

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

☐ Other interest (specify)

| | |
|---|---|
| **Reasons for the offer** | Not Applicable |
| Estimated net proceeds | Not Applicable |
| Estimated total expenses of the issue | Not Applicable |

**Eurosystem eligibility**

Intended to be held in a manner which would allow Eurosystem eligibility — Not Applicable

**Securities Identification Numbers**

☒ Common Code — 027724825

☒ ISIN Code — XS0277248257

☒ German Securities Code — HBE1MY

☐ Any other securities number

**·Yield** — Not Applicable

Yield

Method of calculating the yield

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis

☐ Other method (specify)

☐ **Historic Interest Rates** — Not Applicable

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]

☐ Details relating to the Performance of the [Index][Formula][other variable].

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]

Name of index

Description of index / Details of where information about index can be obtained

Description of interest rate

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)

**Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident**

Not Applicable

**Market disruption or settlement disruption events that may affect the underlying**

11

Not Applicable

**Adjustment rules with relation to events concerning the underlying**

Not Applicable

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**

Not Applicable

**Selling Restrictions**

☒ The Selling Restrictions set out in the Prospectus shall apply.

☒ TEFRA C

☐ TEFRA D

☐ Neither TEFRA C nor TEFRA D

☐ Additional Selling Restrictions (specify)

**Taxation**

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

**Restrictions on the free transferability of the Notes**
None

**TERMS AND CONDITIONS OF THE OFFER**

**Placing and Underwriting**
*Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.*

**Method of distribution**

☒ Non-syndicated

☐ Syndicated

**Commissions**

| | |
|---|---|
| Management/Underwriting Commission (specify) | Not Applicable |
| Selling Concession (specify) | Not Applicable |
| Listing Commission | Not Applicable |
| Other (specify) | |
| **Stabilising Dealer(s)/Manager(s)** | None |
| **Listing(s)** | Yes |

☒ Luxembourg

    ☒ Regulated Market

    ☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
*Sonstige (Einzelheiten einfügen)*

| Date of admission | Admission of the Notes is expected on the Issue Date |
|---|---|
| Rating | Not Applicable |

**Other relevant terms and conditions (specify)**

Listing:
The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from **28 April 2006**).

**Responsibility**

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

Hypothekenbank in Essen Aktiengesellschaft

_____

[Name & title of signatory]

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

# FINAL TERMS
## (ENDGÜLTIGE BEDINGUNGEN)

28 November, 2006
*28. November 2006*

Final Terms
Endgültige Bedingungen

**EUR 15,000,000 Floating Rate Public-Sector Pfandbriefe due 30 December, 2013**
issued pursuant to the

*EUR 15,000,000 variabel verzinsliche Öffentliche Pfandbriefe fällig 30. Dezember 2013*
*begeben aufgrund des*

**Euro 30,000,000,000**
**Essen Hyp Debt Issuance Programme**

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 100 per cent.
*Ausgabepreis: 100%*

Issue Date: 30 November 2006
*Tag der Begebung: 30. November 2006*

Series No: HBE1MR
*Serien Nr.: HBE1MR*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen ·· Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

## Part I. TERMS AND CONDITIONS
### *Teil I. EMISSIONSBEDINGUNGEN*

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.

*Die für die Schuldverschreibungen geltenden Bedingungen (die "Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.*

## PART I. A. Notes other than Participation Certificates
### *TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind*

| | |
|---|---|
| **Issuer** | **Hypothekenbank in Essen** |
| *Emittentin* | **Aktiengesellschaft** |

**Form of Conditions**
*Form der Bedingungen*

☐ Long-Form
*Nicht-konsolidierte Bedingungen*

☒ Integrated
*Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
*ausschließlich Deutsch* .

☐ English only
*ausschließlich Englisch*

☒ English and German (English controlling)
*Englisch und Deutsch (englischer Text maßgeblich)*

☐ German and English (German controlling)
*Deutsch und Englisch (deutscher Text maßgeblich)*

**Currency, Denomination, Form, Certain Definitions (§ 1)**
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency | Euro |
| *Festgelegte Währung* | *Euro* |
| Aggregate Principal Amount | Euro 15,000,000 |
| *Gesamtnennbetrag* | *Euro 15,000,000* |
| Specified Denomination(s) | Euro 1,000 |
| *Festgelegte Stückelung/Stückelungen* | *Euro 1,000* |
| Number of Notes to be issued in each Specified Denomination | 15,000 |
| *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen* | *15,000* |
| Minimum Transfer Amount (specify) | 1,000 |
| *Mindestnennbetrag für Übertragungen (angeben)* | *1,000* |

**Form**
*Form*

☐ **Notes**
*Schuldverschreibungen*

☒ **Pfandbriefe**

    ☐ Mortgage Pfandbriefe
    *Hypothekenpfandbriefe*

    ☒ Public-Sector Pfandbriefe
    *Öffentliche Pfandbriefe*

☐ **New Global Note**         No
  *New Global Note*         *Nein*

☒ **TEFRA C**
  *TEFRA C*

    ☒ Permanent Global Note
    *Dauerglobalurkunde*

    ☐ Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

        ☐ Definitive Notes
        *Einzelurkunden*

☐ **TEFRA D**
  *TEFRA D*

  Temporary Global Note exchangeable for:
  *Vorläufige Globalurkunde austauschbar gegen:*

    ☐ Permanent Global Note
    *Dauerglobalurkunde*

    ☐ Definitive Notes
    *Einzelurkunden*

☐ **Neither TEFRA D nor TEFRA C**
  *Weder TEFRA D noch TEFRA C*

    ☐ Permanent Global Note
    *Dauerglobalurkunde*

    ☐ Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

        ☐ Definitive Notes
        *Einzelurkunden*

**Definitive Notes**         No
*Einzelurkunden*         *Nein*

☐ Coupons
  *Zinsscheine*

☐ Talons
  *Talons*

☐ Receipts
  *Rückzahlungsscheine*

**Certain Definitions**
*Definitionen*

Clearing System
*Clearing System*

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)                                    [   ]
*Sonstige (angeben)*


## STATUS (§ 2)
## *STATUS (§ 2)*

☒ Unsubordinated
*Nicht-nachrangig*

☐ Subordinated
*Nachrangig*


## INTEREST (§ 3)
## *ZINSEN (§ 3)*

☐ **Fixed Rate Notes**
***Festverzinsliche Schuldverschreibungen***
**Rate of Interest and Interest Payment Dates**
***Zinssatz und Zinszahlungstage***

☒ **Floating Rate Notes**
***Variabel verzinsliche Schuldverschreibungen***
**Interest Payment Dates**
***Zinszahlungstage***

| | |
|---|---|
| Interest Commencement Date | 30 November, 2006 |
| *Verzinsungsbeginn* | *30.November 2006* |
| Specified Interest Payment Dates | 30 December, 30 March, 30 June and 30 September in each year from and including 30 November 2006 (one month short first Interest Period) up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest. |
| *Festgelegte Zinszahlungstage* | *30. Dezember, 30.März, 30. Juni und 30. September eines jedes Jahres vom 30. November 2006 (einschliesslich)(ein Monat kurz erste Zinsperiode) (bis zum* |

4

|  | *Fälligkeitstag vorbehaltlich einer Anpassung gemäss der Modifizierte folgender Geschäftstag-Konvention und einer Anpassung aufgrund aufgelaufener Zinsen.* |
|---|---|
| Specified Interest Period(s) | 3 months |
| *Festgelegte Zinsperiode(n)* | *3 Monate* |

**Business Day Convention**
*Geschäftstagskonvention*

☒ Modified Following Business Day Convention        Adjusted
    *Modifizierte Folgender Geschäftstag-Konvention*        *Angepasst*

☐ FRN Convention (specify period(s)
    *FRN Konvention (Zeitraum angeben)*

☐ Following Business Day Convention
    *Folgender Geschäftstag-Konvention*

☐ Preceding Business Day Convention
    *Vorangegangener Geschäftstag-Konvention*

**Relevant Financial Centres**                      TARGET
*Relevante Finanzzentren*

**Rate of Interest**
*Zinssatz*

☒ Screen Rate Determination
    *Bildschirmfeststellung*

    ☒ EURIBOR (Brussels time/TARGET Business Day/Interbank
       Market in the euro-zone)                   3 Month EUR - EURIBOR
       *EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/*
       *Interbanken-Markt in der Euro-Zone)*            *3 Monats EUR-EURIBOR*

       Screen page                                   Telerate Page 248
       *Bildschirmseite*                              *Telerate Seite 248*

    ☐ LIBOR (London time/London Business Day London
       Interbank Market)
       *LIBOR (Londoner Ortszeit/Londoner Geschäftstag/*
    · *Londoner Interbanken-Markt)*

       Screen page                                   [   ]
       *Bildschirmseite*

    ☐ Other (specify)                                  [   ]
       *Sonstige (angeben)*

       Screen page                                     [   ]
       *Bildschirmseite*

    ☐ Formula
       *Formel*
       (set forth details in full here or in an attachment)
       *(Einzelheiten hier oder in einer Anlage einfügen)*

       Reference Banks (if other than as specified in § 3(2)) (specify)
       *Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*

☐ ISDA Determination                             [specify details]
    *ISDA-Feststellung*                             *[Details einfügen]*

☐ Other Method of Determination (insert details (including    [   ]
  Margin, Interest Determination Date, Reference Banks,
  fall-back provisions))
  *Andere Methoden der Bestimmung (Einzelheiten angeben*
  *(einschließlich Zinsfestlegungstag, Marge, Referenzbanken,*
  *Ausweichbestimmungen))*

**Margin**
*Marge*                                                                 *[   ] % per annum*

☐ plus
  *plus*

☒ minus                                                0.025 per cent. per annum
  *Minus*                                                  *0.025 % per annum*

**Interest Determination Date**
***Zinsfestlegungstag***

☒ second Business Day prior to commencement of Interest Period
  *zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

☐ first day of each Interest Period
  *erster Tag der jeweiligen Zinsperiode*

☐ other (specify)                                        [   ]
  *sonstige (angeben)*

**Minimum and Maximum Rate of Interest**
***Mindest- und Höchstzinssatz***

☐ Minimum Rate of Interest                        [   ] per cent. per annum
  *Mindestzinssatz*                                    *[   ] % per annum*

☐ Maximum Rate of Interest                        [   ] per cent. per annum
  *Höchstzinssatz*                                      *[   ] % per annum*

☐ **Zero Coupon Notes**
  ***Nullkupon-Schuldverschreibungen***

  **Accrual of Interest**
  ***Auflaufende Zinsen***

  Amortisation Yield                                    [   ]
  *Emissionsrendite*

☐ **Dual Currency Notes**                              [   ]
  ***Doppelwährungs-Schuldverschreibungen***

  (set forth details in full here (including exchange rate(s)
  or basis for calculating exchange rate(s) to determine
  interest, a description of any market disruption
  or settlement disruption events that affect the underlying and
  adjustment rules with relation to events concerning the underlying))
  *(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
  *oder Grundlage für die Berechnung des/der Wechselkurs(e)*
  *zur Bestimmung von Zinsbeträgen, eine*
  *Beschreibung etwaiger Störungen des Marktes oder bei der*
  *Abrechnung, die den Basiswert beeinflussen sowie*
  *Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert*
  *beeinflussen))*

☐ **Instalment Notes**                                  [   ]
  ***Raten-Schuldverschreibungen***
  (set forth details in full here)
  *(Einzelheiten einfügen)*

☐ Index-linked Notes                                                    [    ]
  *Indexierte Schuldverschreibungen*
  (set forth details in full here (including index/formula,
  basis for calculating interest, a description of any market
  disruption or settlement disruption events that affect the
  underlying and adjustment rules with relation to events
  concerning the underlying))
  *(Einzelheiten einfügen (einschließlich des Index/der Formel,*
  *der Grundlage für die Berechnung der Zinsbeträge sowie*
  *Beschreibung etwaiger Störungen des Marktes oder bei der*
  *Abrechnung, die den Basiswert beeinflussen und*
  *Korrekturvorschriften in Bezug auf Vorfälle, die den*
  *Basiswert beeinflussen))*

☐ Credit-linked Notes                                                   [    ]
  *Credit-linked Notes*
  (set forth details in full here (including basis for calculating
  interest and fall back provisions))
  *(Einzelheiten einfügen (einschließlich der Grundlagen*
  *für die Berechnung der Zinsbeträge sowie*
  *Ausweichbestimmungen))*

☐ other structured Notes                                                [    ]
  *andere strukturierte Schuldverschreibungen*
  (set forth details in full here (including fall back provisions,
  if applicable and the relevant reference date is not available))
  *(Einzelheiten einfügen (einschließlich Ausweichbestimmungen,*
  *wenn anwendbar und der maßgebliche Referenzsatz nicht*
  *verfügbar ist))*

**Day Count Fraction**
*Zinstagequotient*

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
  *Anderer*


**PAYMENTS (§ 4)**
*ZAHLUNGEN (§ 4)*

**Payment Business Day**
*Zahlungstag*

Relevant Financial Centre(s) (specify all)                    TARGET
*Relevante(s) Finanzzentren(um) (alle angeben)*               *TARGET*


**REDEMPTION (§ 5)**
*RÜCKZAHLUNG (§ 5)*

**Final Redemption**
*Rückzahlung bei Endfälligkeit*

☒ **Notes other than Instalment, Dual Currency, Index-linked,**
  **Credit-linked or Structured Notes**

*Schuldverschreibungen außer Raten-, Doppelwährungs-,*
*Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen*

☒ Maturity Date **30 December 2013,**
**subject to adjustment in accordance with the Modified Following Business Day**
**Convention**
*Fälligkeitstag* *30. Dezember 2013,*
*vorbehaltlich einer Anpassung*
*gemäss der Modifizierte*
*folgender Geschäftstag-*
*Konvention*

☐ Redemption Month
*Rückzahlungsmonat*

☐ Final Redemption Amount
*Rückzahlungsbetrag*

☒ Principal amount
*Nennbetrag*

☐ Final Redemption Amount (per specified denomination) **[ ]**
*Rückzahlungsbetrag (für jede festgelegte Stückelung)*

☐ **Instalment Notes**
*Raten-Schuldverschreibungen*
Instalment Date(s) **[ ]**
*Ratenzahlungstermin (e)*

Instalment Amount(s) **[ ]**
*Rate(n)*

**Early Redemption**
*Vorzeitige Rückzahlung*

**Optional Redemption for Taxation Reasons** No
*Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen* *Nein*

**Early Redemption at the Option of the Issuer** No
*Vorzeitige Rückzahlung nach Wahl der Emittentin* *Nein*

**Early Redemption at the Option of a Holder** No
*Vorzeitige Rückzahlung nach Wahl des Gläubigers* *Nein*

**Early Redemption Amount**
*Vorzeitiger Rückzahlungsbetrag*

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

Reference Price **[ ]**
*Referenzpreis*

**Redemption of Notes other than Zero Coupon, Fixed Rate,**
**Floating Rate and Instalment Notes**
*Rückzahlung von Schuldverschreibungen, die weder*
*Nullkupon-, festverzinsliche, variabel verzinsliche noch*
*Raten-Schuldverschreibungen sind*

☐ **Dual Currency Notes** **[ ]**
*Doppelwährungs-Schuldverschreibungen*
(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
principal/fall-back provisions))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
*oder Grundlage für die Berechnung des/der Wechselkurs(e)*
*zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*

8

☐ Index-linked Notes                                          [   ]
   *Indexierte Schuldverschreibungen*
   (set forth details in full here)
   *(Einzelheiten einfügen)*

☐ Credit-linked Notes·                                        [   ]
   *Credit-linked Schuldverschreibungen*
   (set forth details in full here)
   *(Einzelheiten einfügen)*

☐ other structured Notes                                      [   ]
   *andere strukturierte Schuldverschreibungen*
   (set forth details in full here)
   *(Einzelheiten einfügen)*

## FISCAL AGENT AND PAYING AGENT (§ 6)
## *EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)*

Paying Agents
*Zahlstellen*

☒ Fiscal Agent                                    Hypothekenbank in Essen AG
   *Emissionsstelle*                              *Hypothekenbank in Essen AG*

☐ Additional Paying Agent(s)/specified office(s)   [   ]
   *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

☒ Calculation Agent                               Hypothekenbank in Essen AG
   *Berechnungsstelle*                            *Hypothekenbank in Essen AG*

   ☒ Yes
      *Ja*

   ☐ No
      *Nein*

   ☐ Required location (specify)
      *Vorgeschriebenen Ort (angeben)*

## NOTICES (§ [12])
## *MITTEILUNGEN (§ [12])*

**Place and medium of publication**
**Ort und Medium der Bekanntmachung**

Publication in printed form
*Bekanntmachung in gedruckter Form*

☐ London (Financial Times)
   *London (Financial Times)*

☐ Luxembourg (d'Wort)
   *Luxemburg (d'Wort)*

☐ Germany (Börsen-Zeitung)
   *Deutschland (Börsen-Zeitung)*

☐ Other (specify)
   *Sonstige (angeben)*

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

Stock Exchange                                    [   ]
*Börse*

Internet Address                                  [   ]

9

*Internetadresse*

**Governing law**
*Anwendbares Recht*

**German Law**
*Deutsches Recht*

10

**PART I. B. PARTICIPATION CERTIFICATES**
*TEIL I. B. GENUSSSCHEINE*

| | |
|---|---|
| **Issuer** | Hypothekenbank in Essen |
| *Emittentin* | Aktiengesellschaft |

**Form of Conditions**
*Form der Bedingungen*

☐ Long-Form
   *Nicht-konsolidierte Bedingungen*

☐ Integrated
   *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
   *ausschließlich Deutsch*

☐ English only
   *ausschließlich Englisch*

☐ English and German (English controlling)
   *Englisch und Deutsch (englischer Text maßgeblich)*

☐ German and English (German controlling)
   *Deutsch und Englisch (deutscher Text maßgeblich)*

**Issue, Principal Amount (§ 1)**
*Begebung, Nennbetrag (§ 1)*

Aggregate Principal Amount                              [   ]
*Gesammtnennbetrag*

Date of general meeting                                 [   ]
*Datum der Hauptversammlung*

Number of Participation Certificates                    [   ]
*Anzahl der Stücke*

Principal amount                                        [   ]
*Nennbetrag*

**Distributions (§ 2)**
*Ausschüttung (§ 2)*

☐ Fixed Rate Participation Certificates
   *festverzinsliche Genussscheine*

   Rate of interest                                     [   ]
   *Zinssatz*

   Interest Commencement Date                           [   ]
   *Verzinsungsbeginn*

☐ Floating Rate Participation Certificates
   *variabel verzinsliche Genussscheine*

   Interest Commencement Date                           [   ]
   *Verzinsungsbeginn*

   Reference Dates                                      [   ]
   *Referenztermine*

Margin
*Marge*

Euribor Rate [three/six/nine/twelve month] .
*Euribor-Satz [drei/sechs/neun/zwölf Monate]*

Screen Page
*Bildschirmseite*

Distribution Date(s)                                    [    ]
*Ausschüttungstag(e)*

First Distribution Date                                 [    ]
*Erster Ausschüttungstag*


**Term, Termination by the Issuer (§ 6)**
*Laufzeit, Kündigung (§ 6)*

End of term                                             end of fiscal year [    ]
*Laufzeitende*                                          *Ende Geschäftsjahr* [    ]

Repayment Date                                          [    ]
*Rückzahlungstag*

**Interest Rate applicable to the Final Interest Period**
*Zinssatz für die abschließende Zinsperiode*

☐  Distribution rate
   *Ausschüttungszinssatz*

☐  Other (specify)                                      [    ]
   *Sonstige (angeben)*

**Termination**
*Kündigung*

Call Date                                               [    ]
*Ankündigungstermin*

Date of Termination                                     [    ]
*Kündigungstermin*

**PART I. C.: GLOBAL PFANDBRIEFE**
*TEIL I. C.: GLOBALPFANDBRIEFE*

**Issuer**                                                           **Hypothekenbank in Essen**
*Emittentin*                                                              **Aktiengesellschaft**

**General Provisions (§ 1)**
*Allgemeine Bestimmungen (§ 1)*

☐ [Global] Mortgage Pfandbriefe
    *[Global] Hypothekenpfandbriefe*

☐ [Global] Public-Sector Pfandbriefe
    *[Global] Öffentliche Pfandbriefe*

Aggregate Principal Amount                                       [    ]
*Gesamtnennbetrag*

Number of Notes                                                   [    ]
*Anzahl der Stücke*

Principal Amount                                                  [    ]
*Nennbetrag*

Number of Notes to be issued in the Principal Amount              [    ]
*Anzahl der im Nennbetrag auszugebenden*
*Schuldverschreibungen*

Custodian for The Depository Trust Company
*Verwahrer für The Depository Trust Company*

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)                                                 [    ]
    *Anderer (angeben)*

**Currency**
*Währung*

☐ EUR

☐ USD


**Interest (§ 2)**
*Zinsen (§ 2)*

Rate of interest                                                  [    ] per cent. per annum
*Zinssatz*                                                        *[    ]% per annum*

Interest Commencement Date                                        [    ]
*Verzinsungsbeginn*

Fixed Interest Payment Date(s)                                    [    ]
*Festzinstermin(e)*                                               *[    ] in jedem Jahr*

First Interest Payment Date                                       [    ] in each year
*Erster Festzinstermin*

Initial Broken Amount                                             [    ]
*Anfänglicher Bruchteilzinsbetrag*

Fixed Interest Date preceding the Maturity Date                   [    ]
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount                                               [    ]
*Abschließender Bruchteilzinsbetrag*

**Day Count Fraction**

13

***Zinstagequotient***

☐ Actual/Actual (Actual/365)

☐ 30/360


**Repayment (§ 3)**
***Rückzahlung (§ 3)***

Specified Maturity Date                                                [   ]
*Festgelegter Endfälligkeitstag*


**Payments (§ 4)**
***Zahlungen (§ 4)***

Frankfurt Business Day
*Frankfurter Geschäftstag*

☐ TARGET


**Registrar and Paying Agents (§ 8)**
***Die Registrierungsstelle und die Zahlstellen (§ 8)***

Paying Agent
*Zahlstelle*

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)                                          [   ]
    *Andere (angeben)*


**Notices (§ 9)**
***Bekanntmachungen (§ 9)***

☐ d'Wort


14

**PART II. OTHER INFORMATION**
*TEIL II. ZUSÄTZLICHE INFORMATIONEN*

[Specific Risk Factors
*Spezielle Risikofaktoren]*

**Interest of natural and legal persons involved in the issue/offer**
*Interessen von Seiten natürlicher und juristischer*
*Personen, die an der Emission/dem Angebot beteiligt sind*

☒ Save as discussed in the Prospectus under "Interest of Natural
and Legal Persons involved in the Issue/Offer", so far as the Issuer
is aware, no person involved in the offer of the Notes has an
interest material to the offer.
*Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural*
*and Legal Persons involved in the Issue/Offer" angesprochenen*
*Interessen bestehen bei den an der Emission beteiligten Personen*
*nach Kenntnis der Emittentin keine Interessen, die für das Angebot*
*bedeutsam sind.*

☐ Other interest (specify)
*Andere Interessen (angeben)*

| | |
|---|---|
| **Reasons for the offer** | Refinance |
| *Gründe für das Angebot* | *Refinanzierung* |
| Estimated net proceeds | Euro 15,000,000 |
| *Geschätzter Nettobetrag der Erträge* | *Euro 15,000,000* |
| Estimated total expenses of the issue | Euro 0,00 |
| *Geschätzte Gesamtkosten der Emission* | *Euro 0,00* |

**Eurosystem eligibility**
*EZB-Fähigkeit*

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility | No |
| *Soll in EZB-fähiger Weise gehalten werden* | *Nein* |

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

| | |
|---|---|
| ☐ Common Code | [   ] |
| *Common Code* | |
| ☒ ISIN Code | DE000HBEMR1 |
| *ISIN Code* | *DE000HBEMR1* |
| ☐ German Securities Code | HBE1MR |
| *Wertpapier-Kenn-Nummer (WKN)* | *HBE1MR* |
| ☐ Any other securities number | [   ] |
| *Sonstige Wertpapier-Kenn-Nummer* | |

**Yield**
*Rendite*

| | |
|---|---|
| Yield | [   ] |
| *Rendite* | |

Method of calculating the yield[1]

---

[1]   Not required for Notes with a Specified Denomination of at least € 50,000.
   *Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000*

*Berechnungsmethode der Rendite*

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
*ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

☐ Other method (specify)
*Andere Methode (angeben)*

☒ **Historic Interest Rates**
*Zinssätze der Vergangenheit*

Details of historic EURIBOR rates can be obtained from Telerate Page 3750
*Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate Seite 3750*

☐ Details relating to the Performance of the [Index][Formula][other variable].
*Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
*[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]*

| | |
|---|---|
| Name of index | [ ] |
| *Bezeichnung des Index* | |
| Description of index / Details of where information about index can be obtained | [ ] |
| *Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind* | |
| Description of interest rate | [ ] |
| *Beschreibung des Zinssatzes* | |
| Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) | [ ] |
| *Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)* | |

**Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident**
*Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind*

[insert details here]
*[Einzelheiten hier einfügen]*

**Market disruption or settlement disruption events that may affect the underlying**
*Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen*

[insert details here]
*[Einzelheiten hier einfügen]*

**Adjustment rules with relation to events concerning the underlying**
*Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen*

[insert details here]
*[Einzelheiten hier einfügen]*

16

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

[specify details here]
*[Einzelheiten hier angeben]*

**Selling Restrictions**
*Verkaufsbeschränkungen*

☒ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

☒ TEFRA C
*TEFRA C*

☐ TEFRA D
*TEFRA D*

☐ Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

☐ Additional Selling Restrictions (specify)                               [    ]
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

none
*keine*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

none
*keine*

**TERMS AND CONDITIONS OF THE OFFER**
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

Conditions, offer statistics, plan of distribution and allotment, pricing
*Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*

Conditions to which the offer is subject
*Bedingungen, denen das Angebot unterliegt*

Time period, including any possible amendments, during which the offer will be open
*Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details                                                        [    ]
*Einzelheiten einfügen*

Description of the application process
*Beschreibung des Prozesses für die Umsetzung des Angebots*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details                                                        [    ]
*Einzelheiten einfügen*

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
*Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner*

⊠ Not applicable
*Nicht anwendbar*

☐ Specify Details                                              [    ]
*Einzelheiten einfügen*

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
*Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)*

⊠ Not applicable
*Nicht anwendbar*

☐ Specify Details                                              [    ]
*Einzelheiten einfügen*

Method and time limits for paying up the notes and for delivery of the notes
*Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung*

Manner and date in which results of the offer are to be made public
*Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind*

⊠ Not applicable
*Nicht anwendbar*

☐ Specify Details                                              [    ]
*Einzelheiten einfügen*

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
*Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte*

⊠ Not applicable
*Nicht anwendbar*

☐ Specify Details                                              [    ]
*Einzelheiten einfügen*

Various categories of potential investors to which the notes are offered
*Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden*

⊠ Not applicable
*Nicht anwendbar*

☐ Specify Details                                              [    ]
*Einzelheiten einfügen*

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
*Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist*

⊠ Not applicable
*Nicht anwendbar*

☐ Specify Details                                              [    ]
*Einzelheiten einfügen*

18

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
*Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details                                                      [   ]
   *Einzelheiten einfügen*

## Placing and Underwriting
*Platzierung und Übernahme*

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
*Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]*

### Method of distribution
*Vertriebsmethode*

☒ Non-syndicated
   *Nicht syndiziert*

☐ Syndicated
   *Syndiziert*

### Subscription Agreement
*Übernahmevertrag*

| | |
|---|---|
| Date of Subscription Agreement<br>*Datum des Subscription Agreements* | Not Applicable<br>*Nicht anwendbar* |
| General Features of the Subscription Agreement<br>*Hauptmerkmale des Übernahmevertrags* | Not Applicable<br>*Nicht anwendbar* |

### Management Details including form of commitment
*Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme*

| | |
|---|---|
| Dealer / Management Group (specify name and address) | CALYON<br><br>9, quai du Président Paul Doumer, 92920 Paris La Défense Cedex, France |

*Plazeur / Bankenkonsortium (Name und Adresse angeben)*

☒ firm commitment
   *feste Zusage*

☐ no firm commitment/best efforts arrangements
   *keine feste Zusage/zu den bestmöglichen Bedingungen*

### Commissions
*Provisionen*

| | |
|---|---|
| Management/Underwriting Commission (specify)<br>*Management- und Übernahmeprovision (angeben)* | Not Applicable<br>*Nicht anwendbar* |
| Selling Concession (specify)<br>*Verkaufsprovision (angeben)* | [   ] |

| | |
|---|---|
| Listing Commission<br>*Börsenzulassungprovision* | [   ] |
| Other (specify)<br>*Andere (angeben)* | [   ] |
| **Stabilising Dealer(s)/Manager(s)**<br>***Kursstabilisierender Dealer/Manager*** | None<br>*keiner* |
| **Subscription Agreement**<br>***Übernahmevertrag*** | Not Applicable<br>*Nicht anwendbar* |

– Date of subscription agreement                     [   ]
  *Datum des Übernahmevertrags*

– General features of the subscription agreement (including the quotas)
  *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*

| | |
|---|---|
| **Listing(s)**<br>***Börsenzulassung(en)*** | No<br>*Nein* |

☐ Luxembourg
  *Luxemburg*

   ☐ Regulated Market

   ☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)                     [   ]
  *Sonstige (Einzelheiten einfügen)*

**Date of admission**                     [   ]
***Datum der Zulassung***

**Estimate of the total expenses related to admission to trading**   [   ]
***Geschätzte Gesamtkosten für die Zulassung zum Handel***

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

☐ Luxembourg
  *Luxemburg*

☐ Düsseldorf

☐ Other (insert details)                     [   ]
  *Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☐ Not applicable [specify details]
  *Nicht anwendbar [Einzelheiten einfügen]*

**Rating [   ]**
***Rating***

**Other relevant terms and conditions (specify)**                     [   ]
***Andere relevante Bestimmungen (einfügen)***

20

**Responsibility**
*Verantwortlichkeit*

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

---

[Name & title of signatory]
*[Name und Titel des Unterzeichnenden]*

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

## FINAL TERMS
## *ENDGÜLTIGE BEDINGUNGEN*

27 November 2006

Final Terms
Endgültige Bedingungen

**NOK 100,000,000 Floating Rate Public-Sector Pfandbrief due 20 December 2016**
issued pursuant to the

**Euro 30,000,000,000**
**Essen Hyp Debt Issuance Programme**

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 100 per cent.
*Ausgabepreis: 100 %*

Issue Date: 27 November 2006

*Tag der Begebung: 27 November 2006*

Series No: HBE1ML
*Serien Nr.: HBE1ML*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen. Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

## Part I. TERMS AND CONDITIONS
## *Teil I. EMISSIONSBEDINGUNGEN*

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

**PART I. A. Notes other than Participation Certificates**
*TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind*

| | |
|---|---|
| **Issuer** | **Hypothekenbank in Essen** |
| *Emittentin* | *Aktiengesellschaft* |

**Form of Conditions**
*Form der Bedingungen*

■    Long-Form
        Nicht-konsolidierte Bedingungen

☐    Integrated
        Konsolidierte Bedingungen

**Language of Conditions**
*Sprache der Bedingungen*

☐    German only
        *ausschließlich Deutsch*

☐    English only
        *ausschließlich Englisch*

■    English and German (English controlling)
        *Englisch und Deutsch (englischer Text maßgeblich)*

☐    German and English (German controlling)
        Deutsch und Englisch (deutscher Text maßgeblich)

**Currency, Denomination, Form, Certain Definitions (§ 1)**
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency | Norwegian Krone ("NOK") |
| *Festgelegte Währung* | *Norwegian Krone ("NOK")* |
| | |
| Aggregate Principal Amount | NOK 100,000,000 |
| *Gesamtnennbetrag* | *NOK 100,000,000* |
| | |
| Specified Denomination(s) | NOK 100,000 |
| *Festgelegte Stückelung/Stückelungen* | *NOK 100,000* |
| | |
| Number of Notes to be issued in each Specified Denomination | 1,000 |
| *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen* | *1,000* |
| | |
| Minimum Transfer Amount (specify) | NOK 100,000 |
| *Mindestnennbetrag für Übertragungen (angeben)* | *NOK 100,000* |

**Form**
*Form*

☐    **Notes**
        **Schuldverschreibungen**

■ **Pfandbriefe**

    ☐ Mortgage Pfandbriefe
       *Hypothekenpfandbriefe*

    ■ Public-Sector Pfandbriefe
       *Öffentliche Pfandbriefe*

☐ **New Global Note**
  *New Global Note*

■ **TEFRA C**
  *TEFRA C*

    ■ Permanent Global Note
       *Dauerglobalurkunde*

    ☐ Temporary Global Note exchangeable for:

       *Vorläufige Globalurkunde austauschbar gegen:*

        ☐ Definitive Notes
          *Einzelurkunden*

☐ **TEFRA D**
  *TEFRA D*

    Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

    ☐ Permanent Global Note
       *Dauerglobalurkunde*

    ☐ Definitive Notes
       *Einzelurkunden*

☐ **Neither TEFRA D nor TEFRA C**
  *Weder TEFRA D noch TEFRA C*

    ☐ Permanent Global Note
       *Dauerglobalurkunde*

    ☐ Temporary Global Note exchangeable for:
       *Vorläufige Globalurkunde austauschbar gegen:*

        ☐ Definitive Notes
          *Einzelurkunden*

**Definitive Notes**
*Einzelurkunden*

☐ Coupons
  *Zinsscheine*

☐ Talons
  *Talons*

4

☐ Receipts
*Rückzahlungsscheine*

**Certain Definitions**
*Definitionen*

Clearing System
*Clearing System*

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

■ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

■ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
*Sonstige (angeben)*

**STATUS (§ 2)**
*STATUS (§ 2)*

■ Unsubordinated
*Nicht-nachrangig*

☐ Subordinated
*Nachrangig*

**INTEREST (§ 3)**
*ZINSEN (§ 3)*

☐ **Fixed Rate Notes**
*Festverzinsliche Schuldverschreibungen*
**Rate of Interest and Interest Payment Dates**
*Zinssatz und Zinszahlungstage*

Interest Commencement Date
*Verzinsungsbeginn*

Rate of Interest
*Zinssatz*

Fixed Interest Payment Date(s)
*Feste(r) Zinszahlungstag(e)*

First Interest Payment Date
*Erster Zinszahlungstag*

Initial Broken Amount(s) (per specified denomination)
*Anfängliche(r) Bruchteilzinsbetrag(-beträge)*
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount(s) (per specified denomination)
*Abschließende(r) Bruchteilzinsbetrag(-beträge)*
(für jede festgelegte Stückelung)

■ **Floating Rate Notes**
**Variabel verzinsliche Schuldverschreibungen**
**Interest Payment Dates**
**Zinszahlungstage**

| | |
|---|---|
| Interest Commencement Date | 27 November 2006 |
| *Verzinsungsbeginn* | |
| | |
| Specified Interest Payment Dates | 20 March, 20 June, 20 September and 20 December in each year from and including 20 December 2006 up to and including the Maturity Date, subject to adjustment in accordance with the Following Business Day Convention and there shall be an adjustment to the accrual of interest. |

*Festgelegte Zinszahlungstage*

| | |
|---|---|
| Specified Interest Period(s) | 3 months |
| *Festgelegte Zinsperiode(n)* | *3 Monate* |

**Business Day Convention**
**Geschäftstagskonvention**

☐ Modified Following Business Day Convention
*Modifizierte Folgender Geschäftstag-Konvention*

☐ FRN Convention (specify period(s)
*FRN Konvention (Zeitraum angeben)*

■ Following Business Day Convention         Adjusted
*Folgender Geschäftstag-Konvention*

☐ Preceding Business Day Convention
*Vorangegangener Geschäftstag-Konvention*

| | |
|---|---|
| **Relevant Financial Centres** | London, New York, Oslo and TARGET |
| | |
| **Relevante Finanzzentren** | London, New York, Oslo und TARGET |

**Rate of Interest**
*Zinssatz*

■ Screen Rate Determination
*Bildschirmfeststellung*

☐ EURIBOR (Brussels time/TARGET Business Day/

Interbank Market in the euro-zone)

·EURIBOR *(Brüsseler Ortszeit/TARGET Geschäftstag/*
*Interbanken-Markt in der Euro-Zone)*

Screen page
*Bildschirmseite*

☐ LIBOR (London time/London Business Day London
Interbank Market)
*LIBOR (Londoner Ortszeit/Londoner Geschäftstag/*
*Londoner Interbanken-Markt)*

Screen page
*Bildschirmseite*

■ Other (specify)                              3 month NIBOR, save for the
Interest Period from and including
the Issue Date to but excluding
20 December 2006, where the
rate will be interpolated by means
of straight-line interpolation of the
3-week rate and 1-month rate.

Screen page                                    Reuters Screen NIBR (12.00)
Page
*Bildschirmseite*                              *Reuters Screen NIBR (12.00)*
*Page*

☐ Formula
*Formel*
(set forth details in full here or in an attachment)
*(Einzelheiten hier oder in einer Anlage einfügen)*

Reference Banks (if other than as specified in § 3(2)) (specify)
*Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*

☐ ISDA Determination
*ISDA-Feststellung*

☐ Other Method of Determination (insert details (including
Margin, Interest Determination Date, Reference Banks,
fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten angeben*
*(einschließlich Zinsfestlegungstag, Marge, Referenzbanken,*
*Ausweichbestimmungen))*

**Margin**                                     0.13 per cent. per annum
*Marge*                                        *0.13 % per annum*

7

☐ plus
*plus*

■ minus
minus

**Interest Determination Date**
*Zinsfestlegungstag*

☐ second Business Day prior to commencement of Interest Period
*zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

☐ first day of each Interest Period
*erster Tag der jeweiligen Zinsperiode*

■ other (specify)                                      2 Oslo Business Days prior to
                                                       commencement of Interest Period
*sonstige (angeben)*                                   *Zwei Oslo Geschäftstag vor*
                                                       *Beginn der jeweiligen Zinsperiode*

**Minimum and Maximum Rate of Interest**
*Mindest- und Höchstzinssatz*

☐ Minimum Rate of Interest
*Mindestzinssatz*

☐ Maximum Rate of Interest
*Höchstzinssatz*

☐ **Zero Coupon Notes**
*Nullkupon-Schuldverschreibungen*

**Accrual of Interest**
*Auflaufende Zinsen*

Amortisation Yield
*Emissionsrendite*

☐ **Dual Currency Notes**
*Doppelwährungs-Schuldverschreibungen*

(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest, a description of any market disruption
or settlement disruption events that affect the underlying and
adjustment rules with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
*oder Grundlage für die Berechnung des/der Wechselkurs(e)*
*zur Bestimmung von Zinsbeträgen, eine*
*Beschreibung etwaiger Störungen des Marktes oder bei der*
*Abrechnung, die den Basiswert beeinflussen sowie*
*Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert*
*beeinflussen))*

☐ **Instalment Notes**
*Raten-Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **Index-linked Notes**
*Indexierte Schuldverschreibungen*
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events that affect the
underlying and adjustment rules with relation to events
concerning the underlying))
*(Einzelheiten einfügen (einschließlich des Index/der Formel,
der Grundlage für die Berechnung der Zinsbeträge sowie
Beschreibung etwaiger Störungen des Marktes oder bei der
Abrechnung, die den Basiswert beeinflussen und
Korrekturvorschriften in Bezug auf Vorfälle, die den
Basiswert beeinflussen))*

☐ **Credit-linked Notes**
*Credit-linked Notes*
(set forth details in full here (including basis for calculating
interest and fall back provisions))
*(Einzelheiten einfügen (einschließlich der Grundlagen
für die Berechnung der Zinsbeträge sowie
Ausweichbestimmungen))*

☐ **other structured Notes**
*andere strukturierte Schuldverschreibungen*
(set forth details in full here (including fall back provisions,
if applicable and the relevant reference date is not available))
*(Einzelheiten einfügen (einschließlich Ausweichbestimmungen,
wenn anwendbar und der maßgebliche Referenzsatz nicht
verfügbar ist))*

**Day Count Fraction**
*Zinstagequotient*

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

■ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
*Anderer*

**PAYMENTS (§ 4)**
*ZAHLUNGEN (§ 4)*

**Payment Business Day**
*Zahlungstag*

Relevant Financial Centre(s) (specify all)          London, New York, Oslo and
                                                    TARGET
*Relevante(s) Finanzzentren(um) (alle angeben)*     London, New York, Oslo und
                                                    TARGET

9

**REDEMPTION (§ 5)**
*RÜCKZAHLUNG (§ 5)*

**Final Redemption**
*Rückzahlung bei Endfälligkeit*

■ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
*Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen*

■ Maturity Date

20 December 2016, subject to adjustment in accordance with the Following Business Day Convention

*Fälligkeitstag*

☐ Redemption Month
*Rückzahlungsmonat*

☐ Final Redemption Amount
*Rückzahlungsbetrag*

■ Principal amount
*Nennbetrag*

☐ Final Redemption Amount (per specified denomination)
*Rückzahlungsbetrag (für jede festgelegte Stückelung)*

☐ **Instalment Notes**
*Raten-Schuldverschreibungen*
Instalment Date(s)
*Ratenzahlungstermin (e)*

Instalment Amount(s)
*Rate(n)*

**Early Redemption**
*Vorzeitige Rückzahlung*

**Optional Redemption for Taxation Reasons**                          No
*Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen*          *Nein*

**Early Redemption at the Option of the Issuer**                      No
*Vorzeitige Rückzahlung nach Wahl der Emittentin*                      *Nein*

Minimum Redemption Amount
*Mindestrückzahlungsbetrag*

Higher Redemption Amount
*Höherer Rückzahlungsbetrag*

Call Redemption Date(s)
*Wahlrückzahlungstag(e) (Call)*

Call Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Call)*

Minimum Notice to Holders
*Mindestkündigungsfrist*

Maximum Notice to Holders
*Höchstkündigungsfrist*

**Early Redemption at the Option of a Holder**                              No
*Vorzeitige Rückzahlung nach Wahl des Gläubigers*                          *Nein*

Put Redemption Date(s)
*Wahlrückzahlungstag(e) (Put)*

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
*Mindestkündigungsfrist*

Maximum Notice to Issuer (never more than 60 days)
*Höchstkündigungsfrist (nie mehr als 60 Tage)*

**Early Redemption Amount**
*Vorzeitiger Rückzahlungsbetrag*

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

Reference Price
*Referenzpreis*

**Redemption of Notes other than Zero Coupon, Fixed Rate,**
**Floating Rate and Instalment Notes**
*Rückzahlung von Schuldverschreibungen, die weder*
*Nullkupon-, festverzinsliche, variabel verzinsliche noch*
*Raten-Schuldverschreibungen sind*

☐　　**Dual Currency Notes**
　　　*Doppelwährungs-Schuldverschreibungen*
　　　(set forth details in full here (including exchange rate(s)
　　　or basis for calculating exchange rate(s) to determine
　　　principal/fall-back provisions))
　　　*(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
　　　*oder Grundlage für die Berechnung des/der Wechselkurs(e)*
　　　*zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*

☐　　**Index-linked Notes**
　　　*Indexierte Schuldverschreibungen*
　　　(set forth details in full here)
　　　*(Einzelheiten einfügen)*

☐　　**Credit-linked Notes**
　　　*Credit-linked Schuldverschreibungen*
　　　(set forth details in full here)
　　　*(Einzelheiten einfügen)*

☐　　**other structured Notes**
　　　*andere strukturierte Schuldverschreibungen*

11

(set forth details in full here)
*(Einzelheiten einfügen*

**FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)**
*EMISSIONSSTELLE, UND ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)*

Paying Agents
*Zahlstellen*

■     Fiscal Agent         BNP Paribas Securities
         *Emissionsstelle*        Services Luxembourg Branch

☐     Additional Paying Agent(s)/specified office(s)
         *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

■     Calculation Agent        BNP Paribas Securities
         *Berechnungsstelle*        Services Luxembourg Branch

         ■     Yes
              Ja

         ☐     No
              Nein

         ☐     Required location (specify)
              *Vorgeschriebenen Ort (angeben)*

**NOTICES (§ [12])**
*MITTEILUNGEN (§ [12])*

**Place and medium of publication**
*Ort und Medium der Bekanntmachung*

Publication in printed form
*Bekanntmachung in gedruckter Form*

☐     London (Financial Times)
         *London (Financial Times)*

☐     Luxembourg (d'Wort)
         *Luxemburg (d'Wort)*

☐     Germany (Börsen-Zeitung)
         *Deutschland (Börsen-Zeitung)*

■     Other (specify)        Clearing System
         *Sonstige (angeben)*       *Clearing System*

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

Stock Exchange
*Börse*

Internet Address
*Internetadresse*

**PART I. B. PARTICIPATION CERTIFICATES**
*TEIL I. B. GENUSSSCHEINE*

**Issuer**                                                                                       **Not Applicable**
*Emittentin*                                                                                    *Nicht anwendbar*

**Form of Conditions**
*Form der Bedingungen*

☐     Long-Form
       *Nicht-konsolidierte Bedingungen*

☐     Integrated
       *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐     German only
       *ausschließlich Deutsch*

☐     English only
       *ausschließlich Englisch*

☐     English and German (English controlling)
       *Englisch und Deutsch (englischer Text maßgeblich)*

☐     German and English (German controlling)
       *Deutsch und Englisch (deutscher Text maßgeblich)*

**Issue, Principal Amount (§ 1)**
*Begebung, Nennbetrag (§ 1)*

Aggregate Principal Amount
*Gesammtnennbetrag*

Date of general meeting
*Datum der Hauptversammlung*

Number of Participation Certificates
*Anzahl der Stücke*

Principal amount
*Nennbetrag*

**Distributions (§ 2)**
*Ausschüttung (§ 2)*

☐     Fixed Rate Participation Certificates
       *festverzinsliche Genussscheine*

       Rate of interest
       *Zinssatz*

       Interest Commencement Date
       *Verzinsungsbeginn*

14

☐ Floating Rate Participation Certificates
*variabel verzinsliche Genussscheine*

Interest Commencement Date
*Verzinsungsbeginn*

Reference Dates
*Referenztermine*

Margin
*Marge*

Euribor Rate [three/six/nine/twelve month]
*Euribor-Satz [drei/sechs/neun/zwölf Monate]*

Screen Page
*Bildschirmseite*

Distribution Date(s)
*Ausschüttungstag(e)*

First Distribution Date
*Erster Ausschüttungstag*

**Term, Termination by the Issuer (§ 6)**
*Laufzeit, Kündigung (§ 6)*

End of term
*Laufzeitende*

Repayment Date
*Rückzahlungstag*

**Interest Rate applicable to the Final Interest Period**
*Zinssatz für die abschließende Zinsperiode*

☐ Distribution rate
*Ausschüttungszinssatz*

☐ Other (specify)
*Sonstige (angeben)*

**Termination**
*Kündigung*

Call Date
*Ankündigungstermin*

Date of Termination
*Kündigungstermin*

**PART I. C.: GLOBAL PFANDBRIEFE**
*TEIL I. C.: GLOBALPFANDBRIEFE*

**Issuer**
*Emittentin*

**Not Available**
*Nicht anwendbar*

**General Provisions (§ 1)**
*Allgemeine Bestimmungen (§ 1)*

☐       [Global] Mortgage Pfandbriefe
        [Global] Hypothekenpfandbriefe

☐       [Global] Public-Sector Pfandbriefe
        *[Global] Öffentliche Pfandbriefe*

Aggregate Principal Amount
*Gesamtnennbetrag*

Number of Notes
*Anzahl der Stücke*

Principal Amount
*Nennbetrag*

Number of Notes to be issued in the Principal Amount
*Anzahl der im Nennbetragauszugebenden*
*Schuldverschreibungen*

Custodian for The Depository Trust Company
*Verwahrer für The Depository Trust Company*

☐       J. P. Morgan Trust Company, National Association

☐.      Other (specify)
        *Anderer (angeben)*

**Currency**
*Währung*

☐       EUR

☐       USD

**Interest (§ 2)**
*Zinsen (§ 2)*

Rate of interest
*Zinssatz*

Interest Commencement Date
*Verzinsungsbeginn*

Fixed Interest Payment Date(s)
*Festzinstermin(e)*

First Interest Payment Date
*Erster Festzinstermin*

Initial Broken Amount
*Anfänglicher Bruchteilzinsbetrag*

Fixed Interest Date preceding the Maturity Date
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount
*Abschließender Bruchteilzinsbetrag*

**Day Count Fraction**
*Zinstagequotient*

☐ Actual/Actual (Actual/365)

☐ 30/360

**Repayment (§ 3)**
*Rückzahlung (§ 3)*

Specified Maturity Date
*Festgelegter Endfälligkeitstag*

**Payments (§ 4)**
*Zahlungen (§ 4)*

Frankfurt Business Day
*Frankfurter Geschäftstag*

☐ TARGET

**Registrar and Paying Agents (§ 8)**
*Die Registrierungsstelle und die Zahlstellen (§ 8)*

Paying Agent
*Zahlstelle*

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
*Andere (angeben)*

**Notices (§ 9)**
*Bekanntmachungen (§ 9)*

☐ d'Wort

17

**PART II. OTHER INFORMATION**
**TEIL II. ZUSÄTZLICHE INFORMATIONEN**

| | |
|---|---|
| **Specific Risk Factors** | None |
| *Spezielle Risikofaktoren* | Keine |

**Interest of natural and legal persons involved in the issue/offer**
*Interessen von Seiten natürlicher und juristischer*
*Personen, die an der Emission/dem Angebot beteiligt sind*

■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
*Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.*

☐ Other interest (specify)
*Andere Interessen (angeben)*

| | |
|---|---|
| **Reasons for the offer** | Refinance |
| *Gründe für das Angebot* | |
| **Estimated net proceeds** | NOK 100,000,000 |
| *Geschätzter Nettobetrag der Erträge* | *NOK 100,000,000* |
| **Estimated total expenses of the issue** | None |
| *Geschätzte Gesamtkosten der Emission* | |

**Eurosystem eligibility**
*EZB-Fähigkeit*

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility | No |
| *Soll in EZB-fähiger Weise gehalten werden* | *Nein* |

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

| | |
|---|---|
| ■ Common Code | 027547087 |
| *Common Code* | *027547087* |
| ■ ISIN Code | XS0275470879 |
| *ISIN Code* | *XS0275470879* |
| ■ German Securities Code | HBE1ML |
| *Wertpapier-Kenn-Nummer (WKN)* | *HBE1ML* |
| ☐ Any other securities number | |
| *Sonstige Wertpapier-Kenn-Nummer* | |

**Yield**
*Rendite*

18

Yield
*Rendite*

Method of calculating the yield
*Berechnungsmethode der Rendite*

☐      ICMA method: The ICMA method determines the effective interest rate of notes taking into
account accrued interest on a daily basis
*ICMA Methode: Die ICMA Methode ermittelt die Effektiwerzinsung von
Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

☐      Other method (specify)
*Andere Methode (angeben)*

■    **Historic Interest Rates**
***Zinssätze der Vergangenheit***

Details of historic NIBOR rates can be obtained from **Reuters Screen NIBR Page**

*Einzelheiten der Entwicklung der NIBOR Sätze in der Vergangenheit können abgerufen werden unter
Reuters Screen NIBR seite*

☐      Details relating to the Performance of the [Index][Formula][other variable].
*Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*

Name of index
*Bezeichnung des Index*

Description of index / Details of where information
about index can be obtained
*Indexbeschreibung / Angaben, wo Informationen
zum Index zu finden sind*

Description of interest rate
*Beschreibung des Zinssatzes*

Other equivalent information regarding the underlying
(including, in the case of a basket of underlyings, a disclosure
of the relevant weightings of each underlying in the basket)
*Sonstige gleichwertigen Informationen bezüglich des Basiswertes
(einschließlich, im Falle eines Korbs von Basiswerten,
die Angabe der entsprechenden Gewichtungen jedes einzelnen
Basiswertes im Korb)*

**Comprehensive explanation of how the value of the investment is affected
by the underlying and the circumstances when risks are most evident**
***Umfassende Erläuterung darüber, wie der Wert der Anlage
durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen,
in denen die Risiken offensichtlich sind***

**Not Applicable**
***Nicht anwendbar***

**Market disruption or settlement disruption events that may affect the underlying**
***Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen***

**Not Applicable**
***Nicht anwendbar***

19

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

**Not Applicable**
*Nicht anwendbar*

☐    **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

**Not Applicable**
*Nicht anwendbar*

**Selling Restrictions**
*Verkaufsbeschränkungen*

■    The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

■    TEFRA C
*TEFRA C*

☐    TEFRA D
*TEFRA D*

☐    Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

☐    Additional Selling Restrictions (specify)
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

**Not Applicable**
*Nicht anwendbar*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

**Not Applicable**
*Nicht anwendbar*

**TERMS AND CONDITIONS OF THE OFFER**
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

Conditions, offer statistics, plan of distribution and allotment, pricing    **Not Applicable**
*Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan,*    *Nicht anwendbar*
*Preisfestsetzung*

Conditions to which the offer is subject
*Bedingungen, denen das Angebot unterliegt*

Time period, including any possible amendments, during which the offer will be open
*Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt*

■   Not applicable
    *Nicht anwendbar*

☐   Specify Details
    *Einzelheiten einfügen*

Description of the application process
*Beschreibung des Prozesses für die Umsetzung des Angebots*

■   Not applicable
    *Nicht anwendbar*

☐   Specify Details
    *Einzelheiten einfügen*

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
*Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner*

■   Not applicable
    *Nicht anwendbar*

☐   Specify Details
    *Einzelheiten einfügen*

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

■   Not applicable
    *Nicht anwendbar*

☐   Specify Details
    *Einzelheiten einfügen*

Method and time limits for paying up the notes and for delivery of the notes
*Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung*

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

■   Not applicable
    *Nicht anwendbar*

☐   Specify Details
    *Einzelheiten einfügen*

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
*Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte*

■ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen
angeboten werden

■ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Process for notification to applicants of the amount allotted and indication whether dealing may begin
before notification is made
*Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des
Handels vor dem Meldeverfahren möglich ist*

■ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Expected price at which the notes will be offered / method of determining the price and the process for its
disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
*Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs
festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell
dem Zeichner oder Käufer in Rechnung gestellt werden.*

■ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

**Placing and Underwriting**
*Platzierung und Übernahme*

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent
known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
*Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des
Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den
einzelnen Ländern des Angebots.*

**Method of distribution**
*Vertriebsmethode*

■ Non-syndicated
  *Nicht syndiziert*

☐ Syndicated
  *Syndiziert*

**Subscription Agreement**
*Übernahmevertrag*

Date of Subscription Agreement                                    **Not Applicable**
*Datum des Subscription Agreements*                         ***Nicht anwendbar***

General Features of the Subscription Agreement
*Hauptmerkmale des Übernahmevertrags*

**Management Details including form of commitment**
***Einzelheiten bezüglich des Bankenkonsortiums***
***einschließlich der Art der Übernahme***

Dealer / Management Group (specify name and address)        Bear, Stearns International
*Plazeur / Bankenkonsortium (Name und Adresse angeben)*    Limited,
One Canada Square
London E14 5AD

■        firm commitment
            *feste Zusage*

☐        no firm commitment/best efforts arrangements
            *keine feste Zusage/zu den bestmöglichen Bedingungen*

**Commissions**
*Provisionen*

Management/Underwriting Commission (specify)
*Management- und Übernahmeprovision (angeben)*

Selling Concession (specify)
*Verkaufsprovision (angeben)*

Listing Commission
*Börsenzulassungprovision*

Other (specify)
*Andere (angeben)*

**Stabilising Dealer(s)/Manager(s)**                               None
***Kursstabilisierender Dealer/Manager***                          *Keiner*

**Subscription Agreement**                                        Not Applicable
*Übernahmevertrag*                                             *Nicht anwendbar*

–        Date of subscription agreement
            *Datum des Übernahmevertrags*

–        General features of the subscription agreement (including the quotas)
            *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*

**Listing(s)**                                                         No
*Börsenzulassung(en)*                                          *Nein*

☐        Luxembourg
            *Luxemburg*

                ☐        Regulated Market

☐      Euro MTF

☐      Düsseldorf

☐      Other (insert details)
       *Sonstige (Einzelheiten einfügen)*

**Date of admission**
***Datum der Zulassung***

| | |
|---|---|
| **Estimate of the total expenses related to admission to trading** | Not Applicable |
| ***Geschätzte Gesamtkosten für die Zulassung zum Handel*** | *Nicht anwendbar* |

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

☐      Luxembourg
       *Luxemburg*

☐      Düsseldorf

☐      Other (insert details)
       *Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☐      Not applicable [specify details]
       *Nicht anwendbar [Einzelheiten einfügen]*

**Rating**
***Rating***

| | |
|---|---|
| **Other relevant terms and conditions (specify)** | Not Applicable |
| ***Andere relevante Bestimmungen (einfügen)*** | *Nicht anwendbar* |

**Responsibility**
***Verantwortlichkeit***

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen*

*ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

---

[Name & title of signatory]
*[Name und Titel des Unterzeichnenden]*

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

November 16, 2006
*16. November 2006*

**Final Terms**
*Endgültige Bedingungen*

Euro 60,000,000 Floating Rate Public-Sector Pfandbriefe due November 27, 2014
issued pursuant to the

*Euro 60.000.000 variable verzinsliche Öffentliche Pfandbriefe fällig 27. November 2014*
*begeben aufgrund des*

**Euro 30,000,000,000**
**Essen Hyp Debt Issuance Programme**

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 100.00 per cent.
*Ausgabepreis: 100,00 %*

Issue Date: November 17, 2006
*Tag der Begebung: 17. November 2006*

Series No: HBE1MK
*Serien Nr.: HBE1MK*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter*

*folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1,*
*D-45127 Essen, Bundesrepublik Deutschland.*

## Part I. TERMS AND CONDITIONS
### Teil I. EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.

*Die für die Schuldverschreibungen geltenden Bedingungen (die "Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.*

**PART I. A. Notes other than Participation Certificates**
*TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind*

| | |
|---|---|
| **Issuer** | **Hypothekenbank in Essen** |
| *Emittentin* | **Aktiengesellschaft** |

**Form of Conditions**
*Form der Bedingungen*

☐ Long-Form
   *Nicht-konsolidierte Bedingungen*

☒ Integrated
   *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
   *ausschließlich Deutsch*

☐ English only
   *ausschließlich Englisch*

☒ English and German (English controlling)
   *Englisch und Deutsch (englischer Text maßgeblich)*

☐ German and English (German controlling)
   *Deutsch und Englisch (deutscher Text maßgeblich)*

**Currency, Denomination, Form, Certain Definitions (§ 1)**
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency | Euro |
| *Festgelegte Währung* | *Euro* |
| Aggregate Principal Amount | Euro 60,000,000 |
| *Gesamtnennbetrag* | *Euro 60.000.000* |
| Specified Denomination(s) | Euro 1,000 |
| *Festgelegte Stückelung/Stückelungen* | *Euro 1.000* |

| Number of Notes to be issued in each Specified Denomination | 60,000 |
| *Anzahl der in jeder festgelegten Stückelung auszugebenden* | *60.000* |
| *Schuldverschreibungen* | |

| Minimum Transfer Amount | Euro 1,000 |
| *Mindestnennbetrag für Übertragungen* | *Euro 1.000* |

**Form**
*Form*

☐ **Notes**
   **Schuldverschreibungen**

☒ **Pfandbriefe**

   ☐ Mortgage Pfandbriefe
      *Hypothekenpfandbriefe*

   ☒ Public-Sector Pfandbriefe
      *Öffentliche Pfandbriefe*

| **New Global Note** | **No** |
| ***New Global Note*** | ***Nein*** |

☒ **TEFRA C**
   ***TEFRA C***

   ☒ Permanent Global Note
      *Dauerglobalurkunde*

   ☐ Temporary Global Note exchangeable for:
      *Vorläufige Globalurkunde austauschbar gegen:*

      ☐ Definitive Notes
         *Einzelurkunden*

☐ **TEFRA D**
   ***TEFRA D***

   Temporary Global Note exchangeable for:
   *Vorläufige Globalurkunde austauschbar gegen:*

   ☐ Permanent Global Note
      *Dauerglobalurkunde*

   ☐ Definitive Notes
      *Einzelurkunden*

☐ **Neither TEFRA D nor TEFRA C**
   ***Weder TEFRA D noch TEFRA C***

   ☐ Permanent Global Note
      *Dauerglobalurkunde*

   ☐ Temporary Global Note exchangeable for:
      *Vorläufige Globalurkunde austauschbar gegen:*

      ☐ Definitive Notes
         *Einzelurkunden*

| **Definitive Notes** | **No** |
| ***Einzelurkunden*** | ***Nein*** |

☐ Coupons
   *Zinsscheine*

☐ Talons
*Talons*

☐ Receipts
*Rückzahlungsscheine*

**Certain Definitions**
*Definitionen*

Clearing System
*Clearing System*

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
*Sonstige (angeben)*

**STATUS (§ 2)**
*STATUS (§ 2)*

☒ Unsubordinated
*Nicht-nachrangig*

☐ Subordinated
*Nachrangig*

**INTEREST (§ 3)**
*ZINSEN (§ 3)*

☐ **Fixed Rate Notes**
***Festverzinsliche Schuldverschreibungen***
**Rate of Interest and Interest Payment Dates**
***Zinssatz und Zinszahlungstage***

☒ **Floating Rate Notes**
***Variabel verzinsliche Schuldverschreibungen***

**Interest Payment Dates**
***Zinszahlungstage***

| | |
|---|---|
| Interest Commencement Date<br>*Verzinsungsbeginn* | November 17, 2006<br>*17. November 2006* |
| Specified Interest Payment Dates | March 20, June 20, September 20, December 20 in each year from |

and including 20 March 2007 (long first Interest Period) up to and including the Maturity Date (long last Interest Period), subject to adjusment in accordance with the Modified Folllowing Business Day Convention and there shall be an adjustment to the accrual of interest.

*Festgelegte Zinszahlungstage*

*20. März, 20. Juni, 20. September, 20. Dezember eines jeden Jahres, vom 20. März 2007 (einschließlich) (lange erste Zinsperiode) bis zum Fälligkeitstag (einschließlich) (lange letzte Zinsperiode), vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäftstag-Konvention und einer Anpassung aufgrund aufgelaufener Zinsen.*

Specified Interest Period(s)
*Festgelegte Zinsperiode(n)*

3 months
*3 Monate*

**Business Day Convention**
***Geschäftstagskonvention***

☒ Modified Following Business Day Convention
  *Modifizierte Folgender Geschäftstag-Konvention*

Adjusted
*Angepasst*

☐ FRN Convention (specify period(s)
  *FRN Konvention (Zeitraum angeben)*

☐ Following Business Day Convention
  *Folgender Geschäftstag-Konvention*

☐ Preceding Business Day Convention
  *Vorangegangener Geschäftstag-Konvention*

**Relevant Financial Centres**
***Relevante Finanzzentren***

TARGET, London

**Rate of Interest**
***Zinssatz***

☒ Screen Rate Determination
  *Bildschirmfeststellung*

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)

3 month EUR-EURIBOR, save for (i) the Interest Period from and including the Issue Date to but excluding 20 March 2007, where the rate will be the interpolated by means of straight-line interpolation of the 4- and 5-month rate, and (ii) the Interest Period from and including 20 June 2014 to but excluding the Maturity Date where

the rate will be interpolated by means of straight-line interpolation of the 5- and 6-month rates.

EURIBOR *(Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)*

*3-Monats EUR-EURIBOR, außer (i) für die erste Zinsperiode vom Valutie-rungstag (einschließlich) bis zum 20. März 2007 (ausschließlich) für die der Zinssatz mittels einer geradlinigen Interpolation des 4- und 5-Monats-Satzes ermittelt wird und (ii) für die Zinsperiode vom 20. Juni 2014 (einschließlich) bis zum Fälligkeitstag (ausschließlich) für die der Zinssatz mittels einer geradlinigen Interpolation des 5- und 6-Monats-Satzes ermittelt wird.*

Screen page
*Bildschirmseite*

Telerate Page 248
*Telerate Seite 248*

☐ LIBOR (London time/London Business Day London Interbank Market)
*LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)*

Screen page
*Bildschirmseite*

☐ Other (specify)
*Sonstige (angeben)*

Screen page
*Bildschirmseite*

☐ Formula
*Formel*
(set forth details in full here or in an attachment)
*(Einzelheiten hier oder in einer Anlage einfügen)*

Reference Banks (if other than as specified in § 3(2)) (specify)
*Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*

☐ ISDA Determination
*ISDA-Feststellung*

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))*

**Margin**
*Marge*

0.015 per cent. per annum
*0,015 % per annum*

☐ plus
*plus*

☒ minus
*minus*

**Interest Determination Date**
*Zinsfestlegungstag*

☒ second Business Day prior to commencement of Interest Period
*zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

☐ first day of each Interest Period
*erster Tag der jeweiligen Zinsperiode*

☐ other (specify)
*sonstige (angeben)*

**Minimum and Maximum Rate of Interest**
*Mindest- und Höchstzinssatz*

☐ Minimum Rate of Interest
*Mindestzinssatz*

☐ Maximum Rate of Interest
*Höchstzinssatz*

☐ **Zero Coupon Notes**
*Nullkupon-Schuldverschreibungen*

**Accrual of Interest**
*Auflaufende Zinsen*

Amortisation Yield
*Emissionsrendite*

☐ **Dual Currency Notes**
*Doppelwährungs-Schuldverschreibungen*

(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest, a description of any market disruption
or settlement disruption events that affect the underlying and
adjustment rules with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
*oder Grundlage für die Berechnung des/der Wechselkurs(e)*
*zur Bestimmung von Zinsbeträgen, eine*
*Beschreibung etwaiger Störungen des Marktes oder bei der*
*Abrechnung, die den Basiswert beeinflussen sowie*
*Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert*
*beeinflussen))*

☐ **Instalment Notes**
*Raten-Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **Index-linked Notes**
*Indexierte Schuldverschreibungen*
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events that affect the
underlying and adjustment rules with relation to events
concerning the underlying))

*(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))*

☐ **Credit-linked Notes**
**Credit-linked Notes** ,
(set forth details in full here (including basis for calculating interest and fall back provisions))
*(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))*

☐ **other structured Notes**
***andere strukturierte Schuldverschreibungen***
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
*(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))*

**Day Count Fraction**
***Zinstagequotient***

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
  *Anderer*

**PAYMENTS (§ 4)**
***ZAHLUNGEN (§ 4)***

**Payment Business Day**
***Zahlungstag***

| | |
|---|---|
| Relevant Financial Centre(s) (specify all) | London, TARGET |
| *Relevante(s) Finanzzentren(um) (alle angeben)* | *London, TARGET* |

**REDEMPTION (§ 5)**
***RÜCKZAHLUNG (§ 5)***

**Final Redemption**
***Rückzahlung bei Endfälligkeit***

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
***Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen***

☒ Maturity Date

November 27, 2014, subject to adjustment in accordance with the Modified Following Business Day Convention.

*Fälligkeitstag*

*November 27, 2014, vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäftstag-Konvention*

☐ Redemption Month
*Rückzahlungsmonat*

☐ Final Redemption Amount
*Rückzahlungsbetrag*

☒ Principal amount
*Nennbetrag*

☐ Final Redemption Amount (per specified denomination)
*Rückzahlungsbetrag (für jede festgelegte Stückelung)*

☐ **Instalment Notes**
**Raten-Schuldverschreibungen**
Instalment Date(s)
*Ratenzahlungstermin (e)*

Instalment Amount(s)
*Rate(n)*

**Early Redemption**
**Vorzeitige Rückzahlung**

| | |
|---|---|
| **Optional Redemption for Taxation Reasons** | **No** |
| **Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen** | **Nein** |
| **Early Redemption at the Option of the Issuer** | **No** |
| **Vorzeitige Rückzahlung nach Wahl der Emittentin** | **Nein** |
| **Early Redemption at the Option of a Holder** | **No** |
| **Vorzeitige Rückzahlung nach Wahl des Gläubigers** | **Nein** |

**Early Redemption Amount**
**Vorzeitiger Rückzahlungsbetrag**

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

Reference Price
*Referenzpreis*

**Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes**
**Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind**

☐ **Dual Currency Notes**
**Doppelwährungs-Schuldverschreibungen**
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))

*(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
*oder Grundlage für die Berechnung des/der Wechselkurs(e)*
*zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*

☐ **Index-linked Notes**
***Indexierte Schuldverschreibungen***
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **Credit-linked Notes**
***Credit-linked Schuldverschreibungen***
(set forth details in full here)
*(Einzelheiten einfügen)*

☐ **other structured Notes**
***andere strukturierte Schuldverschreibungen***
(set forth details in full here)
*(Einzelheiten einfügen)*

**FISCAL AGENT AND PAYING AGENT (§ 6)**
***EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)***

Paying Agents
*Zahlstellen*

☒ Fiscal Agent                                          BNP Paribas Securities Services,
*Emissionsstelle*                                        Luxembourg Branch

☐ Additional Paying Agent(s)/specified office(s)
*Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

☒ Calculation Agent
*Berechnungsstelle*

   ☒ Yes                                   BNP Paribas Securities Services,
   *Ja*                                     Luxembourg Branch

   ☐ No
   *Nein*

   ☐ Required location (specify)
   *Vorgeschriebenen Ort (angeben)*

**NOTICES (§ 10)**
***MITTEILUNGEN (§ 10)***

**Place and medium of publication**
***Ort und Medium der Bekanntmachung***

Publication in printed form
*Bekanntmachung in gedruckter Form*

☐ London (Financial Times)
*London (Financial Times)*

☒ Luxembourg (d'Wort)
*Luxemburg (d'Wort)*

☐ Germany (Börsen-Zeitung)
*Deutschland (Börsen-Zeitung)*

☐ Other (specify)
   *Sonstige (angeben)*

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

| | |
|---|---|
| Stock Exchange | Luxembourg Stock Exchange |
| *Börse* | *Luxemburger Börse* |

Internet Address
*Internetadresse*

| | |
|---|---|
| **Governing law** | **German Law** |
| ***Anwendbares Recht*** | ***Deutsches Recht*** |

## PART I. B. PARTICIPATION CERTIFICATES
## *TEIL I. B. GENUSSSCHEINE*

**Issuer**
***Emittentin***

**Form of Conditions**
***Form der Bedingungen***

☐ Long-Form
   *Nicht-konsolidierte Bedingungen*

☐ Integrated
   *Konsolidierte Bedingungen*

**Language of Conditions**
***Sprache der Bedingungen***

☐ German only
   *ausschließlich Deutsch*

☐ English only
   *ausschließlich Englisch*

☐ English and German (English controlling)
   *Englisch und Deutsch (englischer Text maßgeblich)*

☐ German and English (German controlling)
   *Deutsch und Englisch (deutscher Text maßgeblich)*

**Issue, Principal Amount (§ 1)**
***Begebung, Nennbetrag (§ 1)***

| | |
|---|---|
| Aggregate Principal Amount | [   ] |
| *Gesammtnennbetrag* | |
| Date of general meeting | [   ] |
| *Datum der Hauptversammlung* | |
| Number of Participation Certificates | [   ] |
| *Anzahl der Stücke* | |
| Principal amount | [   ] |
| *Nennbetrag* | |

**Distributions (§ 2)**
*Ausschüttung (§ 2)*

☐ Fixed Rate Participation Certificates
*festverzinsliche Genussscheine*

Rate of interest      [   ]
*Zinssatz*

Interest Commencement Date    [   ]
*Verzinsungsbeginn*

☐ Floating Rate Participation Certificates
*variabel verzinsliche Genussscheine*

Interest Commencement Date    [   ]
*Verzinsungsbeginn*

Reference Dates    [   ]
*Referenztermine*

Margin
*Marge*

Euribor Rate [three/six/nine/twelve month]
*Euribor-Satz [drei/sechs/neun/zwölf Monate]*

Screen Page
*Bildschirmseite*

Distribution Date(s)    [   ]
*Ausschüttungstag(e)*

First Distribution Date    [   ]
*Erster Ausschüttungstag*

**Term, Termination by the Issuer (§ 6)**
*Laufzeit, Kündigung (§ 6)*

End of term    end of fiscal year [   ]
*Laufzeitende*    *Ende Geschäftsjahr* [   ]

Repayment Date    [   ]
*Rückzahlungstag*

**Interest Rate applicable to the Final Interest Period**
*Zinssatz für die abschließende Zinsperiode*

☐ Distribution rate
*Ausschüttungszinssatz*

☐ Other (specify)    [   ]
*Sonstige (angeben)*

**Termination**
*Kündigung*

Call Date    [   ]
*Ankündigungstermin*

Date of Termination    [   ]
*Kündigungstermin*

**PART I. C.: GLOBAL PFANDBRIEFE**
*TEIL I. C.: GLOBALPFANDBRIEFE*

| | |
|---|---|
| **Issuer**<br>*Emittentin* | **Hypothekenbank in Essen**<br>**Aktiengesellschaft** |

**General Provisions (§ 1)**
*Allgemeine Bestimmungen (§ 1)*

☐ [Global] Mortgage Pfandbriefe
  *[Global] Hypothekenpfandbriefe*

☐ [Global] Public-Sector Pfandbriefe
  *[Global] Öffentliche Pfandbriefe*

| | |
|---|---|
| Aggregate Principal Amount<br>*Gesamtnennbetrag* | [  ] |
| Number of Notes<br>*Anzahl der Stücke* | [  ] |
| Principal Amount<br>*Nennbetrag* | [  ] |
| Number of Notes to be issued in the Principal Amount<br>*Anzahl der im Nennbetragauszugebenden*<br>*Schuldverschreibungen* | [  ] |

Custodian for The Depository Trust Company
*Verwahrer für The Depository Trust Company*

☐ J. P. Morgan Trust Company, National Association

| | |
|---|---|
| ☐ Other (specify)<br>  *Anderer (angeben)* | [  ] |

**Currency**
*Währung*

☐ EUR

☐ USD

**Interest (§ 2)**
*Zinsen (§ 2)*

| | |
|---|---|
| Rate of interest<br>*Zinssatz* | [  ] per cent. per annum<br>*[  ]% per annum* |
| Interest Commencement Date<br>*Verzinsungsbeginn* | [  ] |
| Fixed Interest Payment Date(s)<br>*Festzinstermin(e)* | [  ]<br>*[  ] in jedem Jahr* |
| First Interest Payment Date<br>*Erster Festzinstermin* | [  ] in each year |
| Initial Broken Amount<br>*Anfänglicher Bruchteilzinsbetrag* | [  ] |
| Fixed Interest Date preceding the Maturity Date<br>*Festzinstermin, der dem Fälligkeitstag vorangeht* | [  ] |

Final Broken Amount
*Abschließender Bruchteilzinsbetrag*

[    ]

**Day Count Fraction**
**Zinstagequotient**

☐ Actual/Actual (Actual/365)

☐ 30/360

**Repayment (§ 3)**
**Rückzahlung (§ 3)**

Specified Maturity Date
*Festgelegter Endfälligkeitstag*

[    ]

**Payments (§ 4)**
**Zahlungen (§ 4)**

Frankfurt Business Day
*Frankfurter Geschäftstag*

☐ TARGET

**Registrar and Paying Agents (§ 8)**
**Die Registrierungsstelle und die Zahlstellen (§ 8)**

Paying Agent
*Zahlstelle*

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
    *Andere (angeben)*

[    ]

**Notices (§ 9)**
**Bekanntmachungen (§ 9)**

☐ d'Wort

**PART II. OTHER INFORMATION**
*TEIL II. ZUSÄTZLICHE INFORMATIONEN*

**Specific Risk Factors**
*Spezielle Risikofaktoren*

**Interest of natural and legal persons involved in the issue/offer**   none
*Interessen von Seiten natürlicher und juristischer*   keine
*Personen, die an der Emission/dem Angebot beteiligt sind*

☒ Save as discussed in the Prospectus under "Interest of Natural
   and Legal Persons involved in the Issue/Offer", so far as the Issuer
   is aware, no person involved in the offer of the Notes has an
   interest material to the offer.
   *Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural*
   *and Legal Persons involved in the Issue/Offer" angesprochenen*
   *Interessen bestehen bei den an der Emission beteiligten Personen*
   *nach Kenntnis der Emittentin keine Interessen, die für das Angebot*
   *bedeutsam sind.*

☐ Other interest (specify)
   *Andere Interessen (angeben)*

**Reasons for the offer**                                    Refinance
*Gründe für das Angebot*                                     *Refinanzierung*

Estimated net proceeds                                       Euro 60,000,000
*Geschätzter Nettobetrag der Erträge*                        *Euro 60.000.000*

Estimated total expenses of the issue                        Euro 3,720
*Geschätzte Gesamtkosten der Emission*                       *Euro 3.720*

**Eurosystem eligibility**
*EZB-Fähigkeit*

   Intended to be held in a manner which would allow
   Eurosystem eligibility                                    No
   *Soll in EZB-fähiger Weise gehalten werden*               *Nein*

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

☒ Common Code                                                027543049
   *Common Code*                                             027543049

☒ ISIN Code                                                  XS0275430493
   *ISIN Code*                                               XS0275430493

☒ German Securities Code                                     HBE1MK
   *Wertpapier-Kenn-Nummer (WKN)*                            HBE1MK

☐ Any other securities number
   *Sonstige Wertpapier-Kenn-Nummer*

**Yield**
*Rendite*

   Yield                                                     [   ]
   *Rendite*

Method of calculating the yield
*Berechnungsmethode der Rendite*

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
*ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

☐ Other method (specify)
*Andere Methode (angeben)*

☒ **Historic Interest Rates**
**Zinssätze der Vergangenheit**

Details of historic EURIBOR rates can be obtained from          Telerate Page 3750
*Einzelheiten der Entwicklung der EURIBOR Sätze in der*          *Telerate Seite 3750*
*Vergangenheit können abgerufen werden unter*

☐ Details relating to the Performance of the [Index][Formula][other variable]
*Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
*[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]*

Name of index          [   ]
*Bezeichnung des Index*

Description of index / Details of where information          [   ]
about index can be obtained
*Indexbeschreibung / Angaben, wo Informationen*
*zum Index zu finden sind*

Description of interest rate          [   ]
*Beschreibung des Zinssatzes*

Other equivalent information regarding the underlying          [   ]
(including, in the case of a basket of underlyings, a disclosure
of the relevant weightings of each underlying in the basket)
*Sonstige gleichwertigen Informationen bezüglich des Basiswertes*
*(einschließlich, im Falle eines Korbs von Basiswerten,*
*die Angabe der entsprechenden Gewichtungen jedes einzelnen*
*Basiswertes im Korb)*

**Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident**
**Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind**

[insert details here]
*[Einzelheiten hier einfügen]*

**Market disruption or settlement disruption events that may affect the underlying**
**Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen**

[insert details here]
*[Einzelheiten hier einfügen]*

**Adjustment rules with relation to events concerning the underlying**
*Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen*

[insert details here].
*[Einzelheiten hier einfügen]*

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

[specify details here]
*[Einzelheiten hier angeben]*

**Selling Restrictions**
*Verkaufsbeschränkungen*

☒ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

☒ TEFRA C
*TEFRA C*

☐ TEFRA D
*TEFRA D*

☐ Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

☐ Additional Selling Restrictions (specify)
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

none
*keine*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

none
*keine*

**TERMS AND CONDITIONS OF THE OFFER**
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

Conditions, offer statistics, plan of distribution and allotment, pricing
*Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*

Conditions to which the offer is subject
*Bedingungen, denen das Angebot unterliegt*

Time period, including any possible amendments, during which the offer will be open
*Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Description of the application process
*Beschreibung des Prozesses für die Umsetzung des Angebots*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
*Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
*Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Method and time limits for paying up the notes and for delivery of the notes
*Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung*

Manner and date in which results of the offer are to be made public
*Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
*Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Various categories of potential investors to which the notes are offered
*Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
*Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
*Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.*

☒ Not applicable
*Nicht anwendbar*

☐ Specify Details
*Einzelheiten einfügen*

**Placing and Underwriting**
***Platzierung und Übernahme***

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
*Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]*

**Method of distribution**
***Vertriebsmethode***

☒ Non-syndicated
*Nicht syndiziert*

☐ Syndicated
*Syndiziert*

**Subscription Agreement**
***Übernahmevertrag***

| | |
|---|---|
| Date of Subscription Agreement | Not applicable |
| *Datum des Subscription Agreements* | *Nicht anwendbar* |
| General Features of the Subscription Agreement | Not applicable |
| *Hauptmerkmale des Übernahmevertrags* | *Nicht anwendbar* |

**Management Details including form of commitment**
***Einzelheiten bezüglich des Bankenkonsortiums***
***einschließlich der Art der Übernahme***

| | |
|---|---|
| Dealer / Management Group (specify name and address) | J.P. Morgan Securities Ltd. |
| *Plazeur / Bankenkonsortium (Name und Adresse angeben)* | 125 London Wall |
| | GB-London EC2Y 5AJ |

☒ firm commitment

*feste Zusage*

☐ no firm commitment/best efforts arrangements
*keine feste Zusage/zu den bestmöglichen Bedingungen*

**Commissions**                                            Not applicable
***Provisionen***                                          *Nicht anwendbar*

Management/Underwriting Commission (specify)
*Management- und Übernahmeprovision (angeben)*

Selling Concession (specify)
*Verkaufsprovision (angeben)*

Listing Commission
*Börsenzulassungprovision*

Other (specify)
*Andere (angeben)*

**Stabilising Dealer(s)/Manager(s)**                       none
***Kursstabilisierender Dealer/Manager***                  *keiner*

**Listing(s)**                                             Yes
***Börsenzulassung(en)***                                  *Ja*

☒ Luxembourg
  *Luxemburg*

  ☒ Regulated Market

  ☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
  *Sonstige (Einzelheiten einfügen)*

**Date of admission**                                      November 17, 2006
***Datum der Zulassung***                                  *17. November 2006*

**Estimate of the total expenses related to admission to trading**   Euro 3,720
***Geschätzte Gesamtkosten für die Zulassung zum HandelEuro 3.720***

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

☐ Luxembourg
  *Luxemburg*

☐ Düsseldorf

☐ Other (insert details)
  *Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☒ Not applicable
  *Nicht anwendbar*

**Rating**                                                      Requested
*Rating*                                                        *Angefordert*

**Other relevant terms and conditions (specify)**
***Andere relevante Bestimmungen (einfügen)***

**Listing:**
***Börsenzulassung:***

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from November 17, 2006).
*Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 17. November 2006) erforderlich sind.*

**Responsibility**
***Verantwortlichkeit***

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

_____

## Annex

### TERMS AND CONDITIONS

### § 1
### CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS

(1) *Currency; Denomination.* This Series HBE1MK of Public-Sector Pfandbriefe *(Öffentliche Pfandbriefe)* (the "Notes") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") is being issued in Euro (the "Specified Currency") in the aggregate principal amount of Euro 60,000,000 (in words: Euro sixty million) in denominations of Euro 1,000 (the "Specified Denominations").

(2) *Form.* The Notes are in bearer form and represented by one or more global notes (each, a "Global Note").

(3) *Permanent Global Note.* The Notes are represented by a permanent Global Note (the "Permanent Global Note") without coupons. The Permanent Global Note shall be signed manually by two authorized signatories of the Issuer and the independent trustee appointed by the Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht)* and shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.

(4) *Clearing System.* Each Global Note representing the Notes will be kept in custody by or on behalf of the Clearing System. "Clearing System" means each of the following: Clearstream Banking, société anonyme ("CBL") and Euroclear Bank S. A./N. V. as operator of the Euroclear System ("Euroclear").

(5) *Holder of Notes.* "Holder" means any holder of a proportionate co-ownership or other beneficial interest or right in the Notes.

### § 2
### STATUS

The obligations under the Notes constitute unsubordinated obligations of the Issuer ranking *pari passu* among themselves. The Notes are covered in accordance with the Pfandbrief Act *(Pfandbriefgesetz)* and rank *pari passu* with all other obligations of the Issuer under Public-Sector Pfandbriefe.

### § 3
### INTEREST

(1) *Interest Payment Dates.* (a) The Notes bear interest on their principal amount from November 17, 2006 (inclusive) (the "Interest Commencement Date") to the first Interest Payment Date (exclusive) and thereafter from each Interest Payment Date (inclusive) to the next following Interest Payment Date (exclusive). Interest on the Notes shall be payable on each Interest Payment Date.

(b) "Interest Payment Date" means March 20, June 20, September 20, December 20 in each year from and including March 20, 2007 (long first Interest Period) up to and including the Maturity Date (as defined in § 5) (long last Interest Period), subject to adjustment in accordance with the Modified Folllowing Business Day Convention and there shall be an adjustment to the accrual of interest.

(c) If any Interest Payment Date would otherwise fall on a day which is not a Business Day (as defined below), it shall be: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the payment date shall be the immediately preceding Business Day.

(d) In this § 3 "Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, (ii) the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) and (iii) commercial banks and foreign exchange markets in London settle payments.

(2) *Rate of Interest.* The rate of interest (the "Rate of Interest") for each Interest Period (as defined below) will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for that Interest Period which appears on the Screen Page as of 11:00 a. m. (Brussels time) on the Interest Determination Date (as defined below) minus the Margin (as defined below), all as determined by the Calculation Agent, save for (i) the Interest Period from and including the November 17, 2006 to but excluding March 20, 2007, where the relevant reference rate will be the interpolated by means of straight-line interpolation of the 4- and 5-month EUR-EURIBOR, and (ii) the Interest Period from and including

June 20, 2014 to but excluding the Maturity Date where the relevant reference rate will be the interpolated by means of straight-line interpolation of the 5- and 6-month EUR-EURIBOR.

"Interest Period" means each period from (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and from (and including) each Interest Payment Date to (but excluding) the following Interest Payment Date.

"Interest Determination Date" means the second London and TARGET Business Day prior to the commencement of the relevant Interest Period. "London Business Day" means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in London. "TARGET Business Day" means a day on which TARGET is operating.

"Margin" means 0.015 per cent. per annum.

"Screen Page" means Telerate Page 248.

If the Screen Page is not available or if no such quotation appears, in each case as at such time, the Calculation Agent shall request each of the Reference Banks (as defined below) to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the relevant Interest Period to leading banks in the interbank market in the euro-zone at approximately 11.00 a. m. (Brussels time) on the Interest Determination Date. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded, if necessary, to the nearest one thousandth of a percentage point, with 0.0005 being rounded upwards) of such offered quotations minus the Margin all as determined by the Calculation Agent.

If on any Interest Determination Date only one or none of the Reference Banks provides the Calculation Agent with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Calculation Agent determines as being the arithmetic mean (rounded, if necessary, to the nearest one thousandth of a percentage point, with 0.0005 being rounded upwards) the rates, as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, as at 11.00 a. m. (Brussels time) on the relevant Interest Determination Date, deposits in the Specified Currency for the relevant Interest Period by leading banks in the interbank market in the euro-zone minus the Margin or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for the relevant Interest Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the relevant Interest Period, at which, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Calculation Agent and the Issuer suitable for such purpose) inform(s) the Calculation Agent it is or they are quoting to leading banks in the interbank market in the euro-zone (or, as the case may be, the quotations of such bank or banks to the Calculation Agent) minus the Margin. If the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be the offered quotation or the arithmetic mean of the offered quotations on the Screen Page, as described above, on the last day preceding the Interest Determination Date on which such quotations were offered minus the Margin (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period in place of the Margin relating to that last preceding Interest Period).

As used herein, "Reference Banks" means those offices of four of such banks whose offered rates were used to determine such quotation when such quotation last appeared on the Screen Page.

"euro-zone" means the region comprised of those member states of the European Union that have adopted, or will have adopted from time to time, the single currency in accordance with the Treaty establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992) and the Amsterdam Treaty of October 2, 1997, as further amended from time to time.

(3) *Interest Amount.* The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, calculate the amount of interest (the "Interest Amount") payable on the Notes for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction (as defined below) to the aggregate principal amount of the Notes and rounding the resultant figure to the nearest unit of the Specified Currency, with 0.5 of such unit being rounded upwards.

(4) *Notification of Rate of Interest and Interest Amount.* The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and to the Holders in accordance with § 10 as soon as possible after their determination, but in no event later than the fourth London and TARGET Business Day (as defined in § 3(2)) thereafter and, if required by the rules of any stock exchange on which the Notes are from time to time listed, to such stock exchange, as soon as possible after their determination, but in no event later than the first day of the relevant Interest Period. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to any stock exchange on which the Notes are then listed and to the Holders in accordance with § 10.

(5) *Determinations Binding.* All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this § 3 by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent, the Paying Agent and the Holders.

(6) *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until actual redemption of the Notes. The applicable Rate of Interest will be the default rate of interest established by law except the rate of interest of the Notes is higher than the default rate of interest established by law.

(7) *Day Count Fraction.* "Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (the "Calculation Period"): the actual number of days in the Calculation Period divided by 360.

## § 4
## PAYMENTS

(1) (a) *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, to the Clearing System or to its order for credit to the accounts of the relevant account Holders of the Clearing System upon presentation and (except in the case of partial payment) surrender of the Global Note representing the Notes at the time of payment at the specified office of the Fiscal Agent outside the United States.

(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System.

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in Euro.

(3) *United States.* For purposes of subparagraph (1) of this § 4, "United States" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U. S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Clearing System.

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which (i) the Clearing System, and (ii) commercial banks and foreign exchange markets in London and the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) settle payments.

(6) *References to Principal.* Reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes; and any premium and any other amounts which may be payable under or in respect of the Notes.

(7) *Deposit of Principal and Interest.* The Issuer may deposit with the *Amtsgericht* in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the Maturity Date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

## § 5
## REDEMPTION

Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on November 27, 2014 (the "Maturity Date"). The Final Redemption Amount in respect of each Note shall be its principal amount.

## § 6
## FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT

(1) *Appointment; Specified Offices.* The initial Fiscal Agent, Paying Agent and the Calculation Agent and their respective initial specified office is:

| | |
|---|---|
| Fiscal Agent, Paying Agent and Calculation Agent: | BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg |

The Fiscal Agent, the Paying Agent and the Calculation reserve the right at any time to change its respective specified office to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or any Paying Agent or any Calculation Agent and to appoint another Fiscal Agent or additional or other Paying Agents. The Issuer shall at all times maintain (i) a Fiscal Agent, (ii) a Paying Agent in addition to the Fiscal Agent with a specified office in a continental European city, (iii) so long as the Notes are listed on the Luxembourg Stock Exchange, a Paying Agent (which may be the Fiscal Agent) with a specified office in Luxembourg and/or in such other place as may be required by the rules of such stock exchange and (iv) a Calculation Agent. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 10.

(3) *Agents of the Issuer.* The Fiscal Agent, the Paying Agent and the Calculation Agent act solely as agents of the Issuer and do not have any obligations towards or relationship of agency or trust to any Holder.

## § 7
## TAXATION

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

## § 8
## PRESENTATION PERIOD

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes.

## § 9
## FURTHER ISSUES, PURCHASES AND CANCELLATION

(1) *Further Issues.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, interest commencement date and/or issue price) so as to form a single Series with the Notes.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise and at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Fiscal Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

## § 10
## NOTICES

(1) *Publication.* All notices concerning the Notes shall be published in a leading daily newspaper having general circulation in Luxembourg. This newspaper is expected to be the *d' Wort.* Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first of any such publication).

(2) *Notification to Clearing System.* So long as any Notes are listed on a stock exchange, subparagraph (1) shall apply. If the Rules of the Luxembourg Stock Exchange so permit, the Issuer may deliver the relevant notice to the Clearing System for communication by the Clearing System to the Holders, in lieu of publication in the newspapers set forth in subparagraph (1) above; any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.

## § 11
## APPLICABLE LAW, PLACE OF PERFORMANCE,
## PLACE OF JURISDICTION AND ENFORCEMENT

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by German law.

(2) *Place of Performance.* Place of performance shall be Essen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Essen shall have non-exclusive jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The jurisdiction of such Court shall be exclusive if Proceedings are brought by merchants (*Kaufleute*), legal persons under public law (*juristische Personen des öffentlichen Rechts*), special funds under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to the general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*. The German courts shall have exclusive jurisdiction over the annulment of lost or destroyed Notes.

(4) *Enforcement.* Any Holder of Notes may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global note representing the Notes. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.

## § 12
## LANGUAGE

These Terms and Conditions are written in the English language and provided with a German language translation. The English text shall be controlling and binding. The German language translation is provided for convenience only.

## EMISSIONSBEDINGUNGEN FÜR PFANDBRIEFE

### § 1
### WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie HBE1MK der Öffentlichen Pfandbriefe (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in Euro (die "festgelegte Währung") im Gesamtnennbetrag von Euro 60.000.000 (in Worten: Euro sechzig Millionen) in Stückelungen von Euro 1.000 (die "festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft.

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und des von der Bundesanstalt für Finanzdienstleistungsaufsicht bestellten Treuhänders und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Clearing System.* Jede Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. "Clearing System" bedeutet jeweils folgendes: Clearstream Banking, société anonyme ("CBL") and Euroclear Bank, S. A./N. V. als Betreiberin des Euroclear Systems ("Euroclear").

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

### § 2
### STATUS

Die Schuldverschreibungen begründen nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander gleichrangig sind. Die Schuldverschreibungen sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen der Emittentin aus Öffentlichen Pfandbriefen.

### § 3
### ZINSEN

(1) *Zinszahlungstage.* (a) Die Schuldverschreibungen werden in Höhe ihres Nennbetrages ab dem 17. November 2006 (der "Verzinsungsbeginn") (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) und danach von jedem Zinszahlungstag (einschließlich) bis zum nächstfolgenden Zinszahlungstag (ausschließlich) verzinst. Zinsen auf die Schuldverschreibungen sind an jedem Zinszahlungstag zahlbar.

(b) "Zinszahlungstag" bedeutet 20. März, 20. Juni, 20. September, 20. Dezember in jedem Jahr vom 20. März 2007 (einschließlich) (lange erste Zinsperiode) bis zum Fälligkeitstag (wie in § 5 definiert) (einschließlich) (lange letzte Zinsperiode), vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäftstag-Konvention und einer Anpassung aufgrund aufgelaufener Zinsen.

(c) Fällt ein Zinszahlungstag auf einen Tag, der kein Geschäftstag (wie nachstehend definiert) ist, so wird der Zinszahlungstag auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen.

(d) In diesem § 3 bezeichnet "Geschäftstag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System, (ii) das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) und (iii) Geschäftsbanken und Devisenmärkte in London Zahlungen abwickeln.

(2) *Zinssatz.* Der Zinssatz (der "Zinssatz") für jede Zinsperiode (wie nachstehend definiert) ist, sofern nachstehend nichts Abweichendes bestimmt wird, der Referenzsatz (ausgedrückt als Prozentsatz per annum) für Einlagen in der festgelegten Währung für die jeweilige Zinsperiode, der auf der Bildschirmseite am Zinsfestlegungstag (wie nachstehend definiert) gegen 11.00 Uhr (Brüsseler Ortszeit) angezeigt wird abzüglich der Marge (wie nachstehend definiert), wobei alle Festlegungen durch die Berechnungsstelle erfolgen, außer (i) für die erste Zinsperiode vom 17. November 2006 (einschließlich) bis zum 20. März 2007 (ausschließlich) für die der Referenzsatz mittels einer geradlinigen Interpolation des 4- und 5-Monats-EUR-EURIBOR ermittelt wird

und (ii) für die Zinsperiode vom 20. Juni 2014 (einschließlich) bis zum Fälligkeitstag (ausschließlich) für die der Referenzsatz mittels einer geradlinigen Interpolation des 5- und 6-Monats-EUR-EURIBOR ermittelt wird.

"Zinsperiode" bezeichnet jeweils den Zeitraum von dem Verzinsungsbeginn (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) bzw. von jedem Zinszahlungstag (einschließlich) bis zum jeweils darauffolgenden Zinszahlungstag (ausschließlich).

"Zinsfestlegungstag" bezeichnet den zweiten Londoner und TARGET Geschäftstag vor Beginn der jeweiligen Zinsperiode. "Londoner Geschäftstag" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in London für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind. "TARGET-Geschäftstag" bezeichnet einen Tag, an dem TARGET betriebsbereit ist.

Die "Marge" beträgt 0,015 % per annum.

"Bildschirmseite" bedeutet Telerate Seite 248.

Sollte die maßgebliche Bildschirmseite nicht zur Verfügung stehen oder wird kein Referenzsatz angezeigt (jeweils zu der genannten Zeit), wird die Berechnungsstelle von jeder der Referenzbanken (wie nachstehend definiert) in der Euro-Zone deren jeweilige Angebotssätze (jeweils als Prozentsatz per annum ausgedrückt) für Einlagen in der festgelegten Währung für die betreffende Zinsperiode gegenüber führenden Banken im Interbanken-Markt in der Euro-Zone um ca. 11.00 Uhr (Brüsseler Ortszeit) am Zinsfestlegungstag anfordern. Falls zwei oder mehr Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, ist der Zinssatz für die betreffende Zinsperiode das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein Tausendstel Prozent, wobei 0,0005 aufgerundet wird) dieser Angebotssätze abzüglich der Marge, wobei alle Festlegungen durch die Berechnungsstelle erfolgen.

Falls an einem Zinsfestlegungstag nur eine oder keine der Referenzbanken der Berechnungsstelle solche im vorstehenden Absatz beschriebenen Angebotssätze nennt, ist der Zinssatz für die betreffende Zinsperiode der Satz per annum, den die Berechnungsstelle als das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein Tausendstel Prozent, wobei 0,0005 aufgerundet wird) der Angebotssätze ermittelt, die die Referenzbanken bzw. zwei oder mehrere von ihnen der Berechnungsstelle auf deren Anfrage als den jeweiligen Satz nennen, zu dem ihnen um ca. 11.00 Uhr (Brüsseler Ortszeit) an dem betreffenden Zinsfestlegungstag Einlagen in der festgelegten Währung für die betreffende Zinsperiode von führenden Banken im Interbanken-Markt in der Euro-Zone angeboten werden abzüglich der Marge; falls weniger als zwei der Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, dann soll der Zinssatz für die betreffende Zinsperiode der Referenzsatz für Einlagen in der festgelegten Währung für die betreffende Zinsperiode oder das arithmetische Mittel (gerundet wie oben beschrieben) der Angebotssätze für Einlagen in der festgelegten Währung für die betreffende Zinsperiode sein, den bzw. die eine oder mehrere Banken (die nach Ansicht der Berechnungsstelle und der Emittentin für diesen Zweck geeignet sind) der Berechnungsstelle als Sätze bekannt geben, die sie an dem betreffenden Zinsfestlegungstag gegenüber führenden Banken am Interbanken-Markt in der Euro-Zone nennen (bzw. den diese Banken gegenüber der Berechnungsstelle nennen) abzüglich der Marge. Für den Fall, dass der Zinssatz nicht gemäß den vorstehenden Bestimmungen dieses Absatzes ermittelt werden kann, ist der Zinssatz der Referenzsatz oder das arithmetische Mittel der Angebotssätze auf der Bildschirmseite, wie vorstehend beschrieben, an dem letzten Tag vor dem Zinsfestlegungstag, an dem diese Angebotssätze angezeigt wurden abzüglich der Marge (wobei jedoch, falls für die betreffende Zinsperiode eine andere Marge als für die unmittelbar vorhergehende Zinsperiode gilt, die Marge der betreffenden Zinsperiode an die Stelle der Marge für die vorhergehende Zinsperiode tritt).

"Referenzbanken" bezeichnen diejenigen Niederlassungen von vier derjenigen Banken, deren Angebotssätze zur Ermittlung des maßgeblichen Angebotssatzes zu dem Zeitpunkt benutzt wurden, als solch ein Angebot letztmals auf der maßgeblichen Bildschirmseite angezeigt wurde.

"Euro-Zone" bezeichnet das Gebiet derjenigen Mitgliedstaaten der Europäischen Union, die gemäß dem Vertrag über die Gründung der Europäischen Gemeinschaft (unterzeichnet in Rom am 25. März 1957), geändert durch den Vertrag über die Europäische Union (unterzeichnet in Maastricht am 7 Februar 1992) und den Amsterdamer Vertrag vom 2. Oktober 1997, in seiner jeweiligen Fassung, eine einheitliche Währung eingeführt haben oder jeweils eingeführt haben werden.

(3) *Zinsbetrag.* Die Berechnungsstelle wird zu oder baldmöglichst nach jedem Zeitpunkt, an dem der Zinssatz zu bestimmen ist, den auf die Schuldverschreibungen zahlbaren Zinsbetrag (der "Zinsbetrag") für die entsprechende Zinsperiode berechnen. Der Zinsbetrag wird ermittelt, indem der Zinssatz und der Zinstagequotient (wie nachstehend definiert) auf den Gesamtnennbetrag der Schuldverschreibungen

angewendet werden, wobei der resultierende Betrag auf die kleinste Einheit der festgelegten Währung auf- oder abgerundet wird, wobei 0,5 solcher Einheiten aufgerundet werden.

(4) *Mitteilung von Zinssatz und Zinsbetrag.* Die Berechnungsstelle wird veranlassen, dass der Zinssatz, der Zinsbetrag für die jeweilige Zinsperiode, die jeweilige Zinsperiode und der betreffende Zinszahlungstag der Emittentin und den Gläubigern gemäß § 10 baldmöglichst, aber keinesfalls später als am vierten auf die Berechnung jeweils folgenden Londoner und TARGET Geschäftstag (wie in § 3(1) definiert) sowie jeder Börse, an der die betreffenden Schuldverschreibungen zu diesem Zeitpunkt notiert sind und deren Regeln eine Mitteilung an die Börse verlangen baldmöglichst, aber keinesfalls später als zu Beginn der jeweiligen Zinsperiode mitgeteilt werden. Im Fall einer Verlängerung oder Verkürzung der Zinsperiode können der mitgeteilte Zinsbetrag und Zinszahlungstag ohne Vorankündigung nachträglich angepasst (oder andere geeignete Anpassungsregelungen getroffen) werden. Jede solche Anpassung wird umgehend allen Börsen, an denen die Schuldverschreibungen zu diesem Zeitpunkt notiert sind, sowie den Gläubigern gemäß § 10 mitgeteilt.

(5) *Verbindlichkeit der Festsetzungen.* Alle Bescheinigungen, Mitteilungen, Gutachten, Festsetzungen, Berechnungen, Quotierungen und Entscheidungen, die von der Berechnungsstelle für die Zwecke dieses § 3 gemacht, abgegeben, getroffen oder eingeholt werden, sind (sofern nicht ein offensichtlicher Irrtum vorliegt) für die Emittentin, die Emissionsstelle, die Zahlstelle und die Gläubiger bindend.

(6) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, endet die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen nicht am Fälligkeitstag, sondern erst mit der tatsächlichen Rückzahlung der Schuldverschreibungen. Der jeweils geltende Zinssatz ist der gesetzlich festgelegte Satz für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(7) *Zinstagequotient.* "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der "Zinsberechnungszeitraum"): die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360.

## § 4
## ZAHLUNGEN

(1) (a) *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in Euro.

(3) *Vereinigte Staaten.* Für die Zwecke des Absatzes 1 dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) Geschäftsbanken und Devisenmärkte in London und das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der

Schuldverschreibungen; sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

## § 5
## RÜCKZAHLUNG

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 27. November 2014 (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht dem Nennbetrag der Schuldverschreibungen.

## § 6
## DIE EMISSIONSSTELLE, DIE ZAHLSTELLE UND DIE BERECHNUNGSSTELLE

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle, die anfänglich bestellte Zahlstelle und die anfänglich bestellte Berechnungsstelle und deren anfängliche bezeichnete Geschäftsstelle lauten wie folgt:

| Emissionsstelle,<br>Zahlstelle und<br>Berechnungsstelle: | BNP Paribas Securities Services,<br>Luxembourg Branch<br>33, Rue de Gasperich<br>Howald-Hesperange<br>L-2085 Luxemburg<br>Luxemburg |
|---|---|

Die Emissionsstelle, die Zahlstelle und die Berechnungsstelle behalten sich das Recht vor, jederzeit ihre bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle oder einer Zahlstelle oder der Berechnungsstelle zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen zu bestellen. Die Emittentin wird zu jedem Zeitpunkt (i) eine Emissionsstelle unterhalten, (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten, (iii) solange die Schuldverschreibungen an der Luxemburger Börse notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in Luxemburg und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen und (iv) eine Berechnungsstelle unterhalten. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 10 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle und die Zahlstelle handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

## § 7
## STEUERN

Sämtliche in bezug auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben.

## § 8
## VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

## § 9
## BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN,
## ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

## § 10
## MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in Luxemburg, voraussichtlich dem *d' Wort* zu veröffentlichen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing-System.* Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der Luxemburger Börse zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

## § 11
## ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND
## UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die Zuständigkeit des vorgenannten Gerichts ist ausschließlich, soweit es sich um Rechtsstreitigkeiten handelt, die von Kaufleuten, juristischen Personen des öffentlichen Rechts, öffentlichrechtlichen Sondervermögen und Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland angestrengt werden. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die

vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

## § 12
## SPRACHE

Diese Emissionsbedingungen sind in englischer Sprache abgefasst. Eine Übersetzung in die deutsche Sprache ist beigefügt. Der englische Text ist bindend und maßgeblich. Die Übersetzung in die deutsche Sprache ist unverbindlich.

Final Terms
Endgültige Bedingungen

JPY 8,400,000,000 Floating Rate Public Sector Pfandbrief due 20 December 2013
issued pursuant to the

*JPY 8.400.000.000 variabel verzinslicher öffentlicher Pfandbrief fällig 20. Dezember 2013*
*begeben aufgrund des*

**Euro 30,000,000,000**
**Essen Hyp Debt Issuance Programme**

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 100 per cent.
*Ausgabepreis: 100 %*

Issue Date: 15 November 2006
*Tag der Begebung: 15. November 2006*

Series No: HBE1MH
*Serien Nr.: HBE1MH*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

## Part I. TERMS AND CONDITIONS
### *Teil I. EMISSIONSBEDINGUNGEN*

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

*Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.*

*Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.*

*Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.*


## PART I. A. Notes other than Participation Certificates
### *TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind*

| | |
|---|---|
| **Issuer** | **Hypothekenbank in Essen** |
| *Emittentin* | **Aktiengesellschaft** |

**Form of Conditions**
*Form der Bedingungen*

☒ Long-Form
  *Nicht-konsolidierte Bedingungen*

☐ Integrated
  *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
  *ausschließlich Deutsch*

☐ English only
  *ausschließlich Englisch*

☐ English and German (English controlling)
  *Englisch und Deutsch (englischer Text maßgeblich)*

☒ German and English (German controlling)
  *Deutsch und Englisch (deutscher Text maßgeblich)*


**Currency, Denomination, Form, Certain Definitions (§ 1)**
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency | Japanese Yen ("JPY") |
| *Festgelegte Währung* | *Japanischer Yen ("JPY")* |

| | |
|---|---|
| Aggregate Principal Amount | JPY 8,400,000,000 |
| *Gesamtnennbetrag* | *AUD 8.400.000.000* |
| Specified Denomination(s) | JPY 10,000,000 |
| *Festgelegte Stückelung/Stückelungen* | *JPY 10.000.000* |
| Number of Notes to be issued in each Specified Denomination | 840 |
| *Anzahl der in jeder festgelegten Stückelung auszugebenden* | *840* |
| *Schuldverschreibungen* | |
| Minimum Transfer Amount (specify) | Not applicable |
| *Mindestnennbetrag für Übertragungen (angeben)* | *Nicht anwendbar* |

**Form**
*Form*

☐ **Notes**
   ***Schuldverschreibungen***

☒ **Pfandbriefe**

   ☐ Mortgage Pfandbriefe
      *Hypothekenpfandbriefe*

   ☒ Public-Sector Pfandbriefe
      *Öffentliche Pfandbriefe .*

☐ **New Global Note**
   *New Global Note*

☒ **TEFRA C**
   ***TEFRA C***

   ☒ Permanent Global Note
      *Dauerglobalurkunde*

   ☐ Temporary Global Note exchangeable for:
      *Vorläufige Globalurkunde austauschbar gegen:*

      ☐ Definitive Notes
         *Einzelurkunden*

**Definitive Notes**           **No**
***Einzelurkunden***           ***Nein***

**Certain Definitions**
***Definitionen***

Clearing System
*Clearing System*

☐ Clearstream Banking AG
   Neue Börsenstraße 1
   D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
   1 Boulevard du Roi Albert II
   B-1210 Brussels

☒ Clearstream Banking, société anonyme
   42 Avenue JF Kennedy
   L-1855 Luxembourg

☐ The Depository Trust Company
   55 Water Street
   New York, NY 10041-0099
   USA

☐ Other (specify)

3

*Sonstige (angeben)*

**STATUS (§ 2)**
*STATUS (§ 2)*

☐ Unsubordinated
   *Nicht-nachrangig*

☐ Subordinated
   *Nachrangig*

**INTEREST (§ 3)**
*ZINSEN (§ 3)*

☐ **Fixed Rate Notes**
   ***Festverzinsliche Schuldverschreibungen***
   **Rate of Interest and Interest Payment Dates**
   ***Zinssatz und Zinszahlungstage***

☒ **Floating Rate Notes**
   ***Variabel verzinsliche Schuldverschreibungen***

**Interest Payment Dates**
***Zinszahlungstage***

| | |
|---|---|
| Interest Commencement Date | 15 November 2006 |
| *Verzinsungsbeginn* | *15. November 2006* |
| Specified Interest Payment Dates | 20 March, 20 June, 20 September, 20 December |
| *Festgelegte Zinszahlungstage* | *20. März, 20 Juni, 20. September, 20. Dezember* |

Specified Interest Period(s)

Quarterly.
There will be a short interest period from (including) 15 November 2006 to (excluding) 20 December 2006. The interest rate for the short first interest period shall be determined on the basis of linear interpolation between the 1-Month JPY LIBOR and the 2-Months JPY LIBOR.

*Festgelegte Zinsperiode(n)*

*Vierteljährlich.
Es besteht eine kurze Zinsperiode von (einschließlich) 15. November 2006 bis (ausschließlich) 20. Dezember 2006. Der Zinssatz für die kurze Zinsperiode wird ermittelt durch lineare Interpolation zwischen dem 1-Monats JPY LIBOR und dem 2-Monats JPY LIBOR.*

**Business Day Convention**
***Geschäftstagskonvention***

☒ Modified Following Business Day Convention
   *Modifizierte Folgender Geschäftstag-Konvention*

☐ FRN Convention (specify period(s)
   *FRN Konvention (Zeitraum angeben)*

☐ Following Business Day Convention
   *Folgender Geschäftstag-Konvention*

☐ Preceding Business Day Convention
   *Vorangegangener Geschäftstag-Konvention*

| | |
|---|---|
| **Relevant Financial Centres** | **TARGET, Tokyo and London** |
| ***Relevante Finanzzentren*** | ***TARGET, Tokio und London*** |

**Rate of Interest**
***Zinssatz***

4

☒ Screen Rate Determination
*Bildschirmfeststellung*

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank
Market in the euro-zone)
*EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/
Interbanken-Markt in der Euro-Zone)*

☐ LIBOR (London time/London Business Day London
Interbank Market)
*LIBOR (Londoner Ortszeit/Londoner Geschäftstag/
Londoner Interbanken-Markt)*

☒ Other (specify)                                    3-Month JPY LIBOR
*Sonstige (angeben)*                                 *3-Month JPY LIBOR*

Screen page                                          Telerate 3750
*Bildschirmseite*                                    *Telerate 3750*

☐ Formula
*Formel*

Reference Banks (if other than as specified in § 3(2)) (specify)
*Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*

☐ ISDA Determination
*ISDA-Feststellung*

☐ Other Method of Determination (insert details (including
Margin, Interest Determination Date, Reference Banks,
fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten angeben
(einschließlich Zinsfestlegungstag, Marge, Referenzbanken,
Ausweichbestimmungen))*

**Margin**                                           0.06 per cent. per annum
**Marge**                                            *0,06 % per annum*

☐ plus
*plus*

☒ minus
*minus*

**Interest Determination Date**
**Zinsfestlegungstag**

☒ second Business Day prior to commencement of Interest Period
*zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

☐ first day of each Interest Period
*erster Tag der jeweiligen Zinsperiode*

☐ other (specify)
*sonstige (angeben)*

**Minimum and Maximum Rate of Interest**             Not applicable
**Mindest- und Höchstzinssatz**                      **Nicht anwendbar**

☐ **Zero Coupon Notes**
**Nullkupon-Schuldverschreibungen**

☐ **Dual Currency Notes**
**Doppelwährungs-Schuldverschreibungen**

☐ **Instalment Notes**
**Raten-Schuldverschreibungen**

☐ **Index-linked Notes**

*Indexierte Schuldverschreibungen*

☐ **Credit-linked Notes**
   *Credit-linked Notes*

☐ **other structured Notes**
   *andere strukturierte Schuldverschreibungen*

**Day Count Fraction**
*Zinstagequotient*

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
   *Anderer*

## PAYMENTS (§ 4)
## *ZAHLUNGEN (§ 4)*

**Payment Business Day**
*Zahlungstag*

| | |
|---|---|
| Relevant Financial Centre(s) (specify all) | TARGET, Tokyo and London |
| *Relevante(s) Finanzzentren(um) (alle angeben)* | *TARGET, Tokio und London* |

## REDEMPTION (§ 5)
## *RÜCKZAHLUNG (§ 5)*

**Final Redemption**
*Rückzahlung bei Endfälligkeit*

☐ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
   *Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen*

| | |
|---|---|
| ☒ Maturity Date | 20 December 2013 |
| *Fälligkeitstag* | *20. Dezember 2013* |

☐ Redemption Month
   *Rückzahlungsmonat*

☒ Final Redemption Amount
   *Rückzahlungsbetrag*

   ☒ Principal amount
      *Nennbetrag*

   ☐ Final Redemption Amount (per specified denomination)
      *Rückzahlungsbetrag (für jede festgelegte Stückelung)*

☐ **Instalment Notes**
   *Raten-Schuldverschreibungen*

**Early Redemption**
*Vorzeitige Rückzahlung*

| | |
|---|---|
| **Optional Redemption for Taxation Reasons** | **Not applicable** |
| *Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen* | *Nicht anwendbar* |

6

| | |
|---|---|
| **Early Redemption at the Option of the Issuer** | **Not applicable** |
| *Vorzeitige Rückzahlung nach Wahl der Emittentin* | *Nicht anwendbar* |
| **Early Redemption at the Option of a Holder** | **Not applicable** |
| *Vorzeitige Rückzahlung nach Wahl des Gläubigers* | *Nicht anwendbar* |
| **Early Redemption Amount** | **Not applicable** |
| *Vorzeitiger Rückzahlungsbetrag* | *Nicht anwendbar* |

**Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes**
*Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind*

☐ **Dual Currency Notes**
   *Doppelwährungs-Schuldverschreibungen*

☐ **Index-linked Notes**
   *Indexierte Schuldverschreibungen*

☐ **Credit-linked Notes**
   *Credit-linked Schuldverschreibungen*

☐ **other structured Notes**
   *andere strukturierte Schuldverschreibungen*


**FISCAL AGENT, PAYING AGENT[S] AND CALCULATION AGENT (§ 6)**
*EMISSIONSSTELLE, ZAHLSTELLE[N] UND BERECHNUNGSSTELLE (§ 6)*

Paying Agents
*Zahlstellen*

☒ Fiscal Agent              BNP Paribas Security Services, Luxembourg Branch
   *Emissionsstelle*           *BNP Paribas Security Services, Luxembourg Branch*

☐ Additional Paying Agent(s)/specified office(s)
   *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

☒ Calculation Agent          BNP Paribas Security Services, Luxembourg Branch
   *Berechnungsstelle*          *BNP Paribas Security Services, Luxembourg Branch*

   ☒ Yes
      *Ja*

   ☐ No
      *Nein*

   ☐ Required location (specify)
      *Vorgeschriebenen Ort (angeben)*


**NOTICES (§ 12)**
*MITTEILUNGEN (§ 12)*

**Place and medium of publication**
*Ort und Medium der Bekanntmachung*

Publication in printed form
*Bekanntmachung in gedruckter Form*

☐ London (Financial Times)
   *London (Financial Times)*

☐ Luxembourg (d'Wort)
   *Luxemburg (d'Wort)*

☐ Germany (Börsen-Zeitung)
  *Deutschland (Börsen-Zeitung)*

☒ Other (specify)                                                    Clearing System
  *Sonstige (angeben)*                                               *Clearing System*

Publication on the website of the stock exchange                    Not applicable
*Bekanntmachung auf der Website der Börse*                           *Nicht anwendbar*

Stock Exchange                                                       Not applicable
*Börse*                                                              *Nicht anwendbar*

Internet Address                                                     Not applicable
*Internetadresse*                                                    *Nicht anwendbar*

**Governing law**                                                    **German Law**
***Anwendbares Recht***                                             ***Deutsches Recht***

**PART II. OTHER INFORMATION**
*TEIL II. ZUSÄTZLICHE INFORMATIONEN*

**Interest of natural and legal persons involved in the issue/offer**
*Interessen von Seiten natürlicher und juristischer*
*Personen, die an der Emission/dem Angebot beteiligt sind*

☒ Save as discussed in the Prospectus under "Interest of Natural
and Legal Persons involved in the Issue/Offer", so far as the Issuer
is aware, no person involved in the offer of the Notes has an
interest material to the offer.
*Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural*
*and Legal Persons involved in the Issue/Offer" angesprochenen*
*Interessen bestehen bei den an der Emission beteiligten Personen*
*nach Kenntnis der Emittentin keine Interessen, die für das Angebot*
*bedeutsam sind.*

☐ Other interest (specify)                            Not applicable
*Andere Interessen (angeben)*                      *Nicht anwendbar*

**Reasons for the offer**                            Not applicable
***Gründe für das Angebot***                       *Nicht anwendbar*

Estimated net proceeds                           JPY 8,387,250,000
*Geschätzter Nettobetrag der Erträge*            *JPY 8.387.250.000*

Estimated total expenses of the issue                Not applicable
*Geschätzte Gesamtkosten der Emission*             *Nicht anwendbar*

**Eurosystem eligibility**
***EZB-Fähigkeit***

Intended to be held in a manner which would allow
Eurosystem eligibility                               Not applicable

*Soll in EZB-fähiger Weise gehalten werden*        *Nicht anwendbar*

**Securities Identification Numbers**
***Wertpapier-Kenn-Nummern***

☒ Common Code                                           027506950
*Common Code*                                           027506950

☒ ISIN Code                                          XS0275069507
*ISIN Code*                                          *XS0275069507*

☐ German Securities Code                                 HBE1MH
*Wertpapier-Kenn-Nummer (WKN)*                          *HBE1MH*

☐ Any other securities number
*Sonstige Wertpapier-Kenn-Nummer*

**Yield**
***Rendite***

Yield                                                 Not applicable
*Rendite*                                          *Nicht anwendbar*

☐ **Historic Interest Rates**                        Not applicable
***Zinssätze der Vergangenheit***                  *Nicht anwendbar*

☐ Details relating to the Performance of the [Index][Formula][other variable].
*Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*
Not applicable
*Nicht anwendbar*

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

Not applicable
*Nicht anwendbar*

**Selling Restrictions**
*Verkaufsbeschränkungen*

☒ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

☒ TEFRA C
*TEFRA C*

☐ TEFRA D
*TEFRA D*

☐ Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

☐ Additional Selling Restrictions (specify)
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

Not applicable
*Nicht anwendbar*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

Not applicable
*Nicht anwendbar*

| | |
|---|---|
| **TERMS AND CONDITIONS OF THE OFFER** | Not applicable |
| *BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS* | *Nicht anwendbar* |

**Placing and Underwriting**
*Platzierung und Übernahme*

**Method of distribution**
*Vertriebsmethode*

☒ Non-syndicated
*Nicht syndiziert*

☐ Syndicated
*Syndiziert*

| | |
|---|---|
| **Subscription Agreement** | Not applicable |
| *Übernahmevertrag* | *Nicht anwendbar* |

**Management Details including form of commitment**
*Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme*

| | |
|---|---|
| Dealer / Management Group (specify name and address) | Deutsche Bank AG, London Branch |
| *Plazeur / Bankenkonsortium (Name und Adresse angeben)* | *Deutsche Bank AG, London Branch* |

☒ firm commitment
*feste Zusage*

☐ no firm commitment/best efforts arrangements
*keine feste Zusage/zu den bestmöglichen Bedingungen*

| | |
|---|---:|
| **Commissions** | **0.151786 per cent.** |
| *Provisionen* | *0,151786 %* |
| **Stabilising Dealer(s)/Manager(s)** | **None** |
| *Kursstabilisierender Dealer/Manager* | *keiner* |
| **Listing(s)** | None |
| *Börsenzulassung(en)* | *Keine* |
| **Date of admission** | **Not applicable** |
| *Datum der Zulassung* | *Nicht anwendbar* |
| **Estimate of the total expenses related to admission to trading** | **Not applicable** |
| *Geschätzte Gesamtkosten für die Zulassung zum Handel* | *Nicht anwendbar* |

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☒ Not applicable
*Nicht anwendbar*

| | |
|---|---:|
| **Rating of the Issuer** | **AAA (S&P)/Aaa (Moody's)** |
| *Rating of the Issuer* | *AAA (S&P)/Aaa (Moody's)* |
| **Other relevant terms and conditions (specify)** | **Not applicable** |
| *Andere relevante Bestimmungen (einfügen)* | *Nicht anwendbar* |

**Responsibility**
*Verantwortlichkeit*

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

_____
[Name & title of signatory]
*[Name und Titel des Unterzeichnenden]*

Final Terms
Endgültige Bedingungen

AUD 17,000,000 Floating Rate Public Sector Pfandbrief due 20 December 2013
issued pursuant to the

*AUD 17.000.000 variabel verzinslicher öffentlicher Pfandbrief fällig 20. Dezember 2013*
*begeben aufgrund des*

**Euro 30,000,000,000**
**Essen Hyp Debt Issuance Programme**

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 100 per cent.
*Ausgabepreis: 100 %*

Issue Date: 15 November 2006
*Tag der Begebung: 15. November 2006*

Series No: HBE1MG
*Serien Nr.: HBE1MG*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

## Part I. TERMS AND CONDITIONS
### *Teil I. EMISSIONSBEDINGUNGEN*

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

*Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.*

*Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.*

*Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.*

## PART I. A. Notes other than Participation Certificates
### *TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind*

| | |
|---|---|
| **Issuer** | **Hypothekenbank in Essen** |
| ***Emittentin*** | **Aktiengesellschaft** |

**Form of Conditions**
*Form der Bedingungen*

☒ Long-Form
  *Nicht-konsolidierte Bedingungen*

☐ Integrated
  *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐ German only
  *ausschließlich Deutsch*

☐ English only
  *ausschließlich Englisch*

☐ English and German (English controlling)
  *Englisch und Deutsch (englischer Text maßgeblich)*

☒ German and English (German controlling)
  *Deutsch und Englisch (deutscher Text maßgeblich)*

**Currency, Denomination, Form, Certain Definitions (§ 1)**
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---|
| Specified Currency | Australian Dollar ("AUD") |
| *Festgelegte Währung* | *Australischer Dollar ("AUD")* |

| | |
|---|---|
| Aggregate Principal Amount | AUD 17,000,000 |
| *Gesamtnennbetrag* | *AUD 17.000.000* |

| | |
|---|---|
| Specified Denomination(s) | AUD 100,000 |
| *Festgelegte Stückelung/Stückelungen* | *AUD 100.000* |

| | |
|---|---|
| Number of Notes to be issued in each Specified Denomination | 170 |
| *Anzahl der in jeder festgelegten Stückelung auszugebenden* | *170* |
| *Schuldverschreibungen* | |

| | |
|---|---|
| Minimum Transfer Amount (specify) | Not applicable |
| *Mindestnennbetrag für Übertragungen (angeben)* | *Nicht anwendbar* |

**Form**
*Form*

☐ **Notes**
   **Schuldverschreibungen**

☒ **Pfandbriefe**

   ☐ Mortgage Pfandbriefe
      *Hypothekenpfandbriefe*

   ☒ Public-Sector Pfandbriefe
      *Öffentliche Pfandbriefe*

☐ **New Global Note**
   *New Global Note*

☒ **TEFRA C**
   **TEFRA C**

   ☒ Permanent Global Note
      *Dauerglobalurkunde*

   ☐ Temporary Global Note exchangeable for:
      *Vorläufige Globalurkunde austauschbar gegen:*

      ☐ Definitive Notes
         *Einzelurkunden*

| | |
|---|---|
| **Definitive Notes** | **No** |
| *Einzelurkunden* | *Nein* |

**Certain Definitions**
*Definitionen*

Clearing System
*Clearing System*

☐ Clearstream Banking AG
   Neue Börsenstraße 1
   D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
   1 Boulevard du Roi Albert II
   B-1210 Brussels

☒ Clearstream Banking, société anonyme
   42 Avenue JF Kennedy
   L-1855 Luxembourg

☐ The Depository Trust Company
   55 Water Street
   New York, NY 10041-0099
   USA

☐ Other (specify)
  *Sonstige (angeben)*

**STATUS (§ 2)**
*STATUS (§ 2)*

☐ Unsubordinated
  *Nicht-nachrangig*

☐ Subordinated
  *Nachrangig*

**INTEREST (§ 3)**
*ZINSEN (§ 3)*

☐ **Fixed Rate Notes**
  ***Festverzinsliche Schuldverschreibungen***
  **Rate of Interest and Interest Payment Dates**
  ***Zinssatz und Zinszahlungstage***

☒ **Floating Rate Notes**
  ***Variabel verzinsliche Schuldverschreibungen***

**Interest Payment Dates**
*Zinszahlungstage*

| | |
|---|---|
| Interest Commencement Date | 15 November 2006 |
| *Verzinsungsbeginn* | *15. November 2006* |

| | |
|---|---|
| Specified Interest Payment Dates | 20 March, 20 June, 20 September, 20 December |
| *Festgelegte Zinszahlungstage* | *20. März, 20 Juni, 20. September, 20. Dezember* |

Specified Interest Period(s)

Quarterly.
There will be a short interest period from (including) 15 November 2006 to (excluding) 20 December 2006. The interest rate for the short first interest period shall be determined on the basis of linear interpolation between the 1-Month AUD BBSW and the 2-Months AUD BBSW.

*Festgelegte Zinsperiode(n)*

*Vierteljährlich.
Es besteht eine kurze Zinsperiode von (einschließlich) 15. November 2006 bis (ausschließlich) 20. Dezember 2006. Der Zinssatz für die kurze Zinsperiode wird ermittelt durch lineare Interpolation zwischen dem 1-Monats AUD BBSW und dem 2-Monats AUD BBSW.*

**Business Day Convention**
*Geschäftstagskonvention*

☒ Modified Following Business Day Convention
  *Modifizierte Folgender Geschäftstag-Konvention*

☐ FRN Convention (specify period(s)
  *FRN Konvention (Zeitraum angeben)*

☐ Following Business Day Convention
  *Folgender Geschäftstag-Konvention*

☐ Preceding Business Day Convention
  *Vorangegangener Geschäftstag-Konvention*

| | |
|---|---|
| **Relevant Financial Centres** | **TARGET, Sydney and London** |
| *Relevante Finanzzentren* | *TARGET, Sydney und London* |

**Rate of Interest**
*Zinssatz*

4

☒ Screen Rate Determination
*Bildschirmfeststellung*

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank
Market in the euro-zone)
*EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/
Interbanken-Markt in der Euro-Zone)*

☐ LIBOR (London time/London Business Day London
Interbank Market)
*LIBOR (Londoner Ortszeit/Londoner Geschäftstag/
Londoner Interbanken-Markt)*

☒ Other (specify)                              3-Month AUD BBSW (Bank Bill Swap Reference Rate)
*Sonstige (angeben)*                           *3-Monats AUD BBSW (Bank Bill Swap Reference Rate)*

Screen page                                                                  Reuter page BBSW
*Bildschirmseite*                                                            *Reuter Seite BBSW*

☐ Formula
*Formel*

Reference Banks (if other than as specified in § 3(2)) (specify)
*Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*

☐ ISDA Determination
*ISDA-Feststellung*

☐ Other Method of Determination (insert details (including
Margin, Interest Determination Date, Reference Banks,
fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten angeben
(einschließlich Zinsfestlegungstag, Marge, Referenzbanken,
Ausweichbestimmungen))*

**Margin**                                                             0.03 per cent. per annum
**Marge**                                                                 *0,03 % per annum*

☐ plus
*plus*

☒ minus
*minus*

**Interest Determination Date**
**Zinsfestlegungstag**

☐ second Business Day prior to commencement of Interest Period
*zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

☒ first day of each Interest Period
*erster Tag der jeweiligen Zinsperiode*

☐ other (specify)
*sonstige (angeben)*

**Minimum and Maximum Rate of Interest**                                    **Not applicable**
**Mindest- und Höchstzinssatz**                                           **Nicht anwendbar**

☐ **Zero Coupon Notes**
**Nullkupon-Schuldverschreibungen**

☐ **Dual Currency Notes**
**Doppelwährungs-Schuldverschreibungen**

☐ **Instalment Notes**
**Raten-Schuldverschreibungen**

☐ **Index-linked Notes**

5

*Indexierte Schuldverschreibungen*

☐ **Credit-linked Notes**
   *Credit-linked Notes*

☐ **other structured Notes**
   *andere strukturierte Schuldverschreibungen*

**Day Count Fraction**
*Zinstagequotient*

☐ Actual/Actual (ICMA)

☒ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
   *Anderer*

## PAYMENTS (§ 4)
## *ZAHLUNGEN (§ 4)*

**Payment Business Day**
*Zahlungstag*

| | |
|---|---|
| Relevant Financial Centre(s) (specify all) | TARGET, Sydney and London |
| *Relevante(s) Finanzzentren(um) (alle angeben)* | *TARGET, Sydney und London* |

## REDEMPTION (§ 5)
## *RÜCKZAHLUNG (§ 5)*

**Final Redemption**
*Rückzahlung bei Endfälligkeit*

☐ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
   *Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen*

| | |
|---|---|
| ☒ Maturity Date | 20 December 2013 |
| *Fälligkeitstag* | *20. Dezember 2013* |

☐ Redemption Month
   *Rückzahlungsmonat*

☒ Final Redemption Amount
   *Rückzahlungsbetrag*

   ☒ Principal amount
      *Nennbetrag*

   ☐ Final Redemption Amount (per specified denomination)
      *Rückzahlungsbetrag (für jede festgelegte Stückelung)*

☐ **Instalment Notes**
   *Raten-Schuldverschreibungen*

**Early Redemption**
*Vorzeitige Rückzahlung*

| | |
|---|---|
| **Optional Redemption for Taxation Reasons** | **Not applicable** |
| *Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen* | *Nicht anwendbar* |

6

| | |
|---|---|
| **Early Redemption at the Option of the Issuer** | **No** |
| *Vorzeitige Rückzahlung nach Wahl der Emittentin* | *Nein* |
| **Early Redemption at the Option of a Holder** | **No** |
| *Vorzeitige Rückzahlung nach Wahl des Gläubigers* | *Nein* |
| **Early Redemption Amount** | **Not applicable** |
| *Vorzeitiger Rückzahlungsbetrag* | *Nicht anwendbar* |

**Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes**
*Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind*

☐ **Dual Currency Notes**
   *Doppelwährungs-Schuldverschreibungen*

☐ **Index-linked Notes**
   *Indexierte Schuldverschreibungen*

☐ **Credit-linked Notes**
   *Credit-linked Schuldverschreibungen*

☐ **other structured Notes**
   *andere strukturierte Schuldverschreibungen*

**FISCAL AGENT, PAYING AGENT[S] AND CALCULATION AGENT (§ 6)**
*EMISSIONSSTELLE, ZAHLSTELLE[N] UND BERECHNUNGSSTELLE (§ 6)*

**Paying Agents**
*Zahlstellen*

| | |
|---|---|
| ☒ Fiscal Agent | BNP Paribas Security Services, Luxembourg Branch |
| *Emissionsstelle* | *BNP Paribas Security Services, Luxembourg Branch* |

☐ Additional Paying Agent(s)/specified office(s)
   *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

| | |
|---|---|
| ☒ Calculation Agent | BNP Paribas Security Services, Luxembourg Branch |
| *Berechnungsstelle* | *BNP Paribas Security Services, Luxembourg Branch* |

   ☒ Yes
      *Ja*

   ☐ No
      *Nein*

   ☐ Required location (specify)
      *Vorgeschriebenen Ort (angeben)*

**NOTICES (§ 12)**
*MITTEILUNGEN (§ 12)*

**Place and medium of publication**
*Ort und Medium der Bekanntmachung*

Publication in printed form
*Bekanntmachung in gedruckter Form*

☐ London (Financial Times)
   *London (Financial Times)*

☐ Luxembourg (d'Wort)
   *Luxemburg (d'Wort)*

☐ Germany (Börsen-Zeitung)

*Deutschland (Börsen-Zeitung)*

☒ Other (specify)
   *Sonstige (angeben)*

Clearing System
*Clearing System*

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

Not applicable
*Nicht anwendbar*

Stock Exchange
*Börse*

Not applicable
*Nicht anwendbar*

Internet Address
*Internetadresse*

Not applicable
*Nicht anwendbar*

**Governing law**
***Anwendbares Recht***

**German Law**
***Deutsches Recht***

8

**PART II. OTHER INFORMATION**
*TEIL II. ZUSÄTZLICHE INFORMATIONEN*

**Interest of natural and legal persons involved in the issue/offer**
*Interessen von Seiten natürlicher und juristischer*
*Personen, die an der Emission/dem Angebot beteiligt sind*

☒ Save as discussed in the Prospectus under "Interest of Natural
and Legal Persons involved in the Issue/Offer", so far as the Issuer
is aware, no person involved in the offer of the Notes has an
interest material to the offer.
*Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural*
*and Legal Persons involved in the Issue/Offer" angesprochenen*
*Interessen bestehen bei den an der Emission beteiligten Personen*
*nach Kenntnis der Emittentin keine Interessen, die für das Angebot*
*bedeutsam sind.*

☐ Other interest (specify)                                                                                 Not applicable
*Andere Interessen (angeben)*                                                               *Nicht anwendbar*

**Reasons for the offer**                                                                                    Not applicable
*Gründe für das Angebot*                                                                          *Nicht anwendbar*

Estimated net proceeds                                                                                    Not applicable
*Geschätzter Nettobetrag der Erträge*                                                     *Nicht anwendbar*

Estimated total expenses of the issue                                                           Not applicable
*Geschätzte Gesamtkosten der Emission*                                                *Nicht anwendbar*

**Eurosystem eligibility**
*EZB-Fähigkeit*

Intended to be held in a manner which would allow
Eurosystem eligibility                                                                                      Not applicable
*Soll in EZB-fähiger Weise gehalten werden*                                           *Nicht anwendbar*

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

☒ Common Code                                                                                              027506992
*Common Code*                                                                                              *027506992*

☒ ISIN Code                                                                                              XS0275069929
*ISIN Code*                                                                                              *XS0275069929*

☐ German Securities Code                                                                              HBE1MG
*Wertpapier-Kenn-Nummer (WKN)*                                                         *HBE1MG*

☐ Any other securities number
*Sonstige Wertpapier-Kenn-Nummer*

**Yield**
*Rendite*

Yield                                                                                                            Not applicable
*Rendite*                                                                                                      *Nicht anwendbar*

☐ **Historic Interest Rates**                                                                           Not applicable
*Zinssätze der Vergangenheit*                                                                   *Nicht anwendbar*

☐ Details relating to the Performance of the [Index][Formula][other variable].
*Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*

Not applicable
*Nicht anwendbar*

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

Not applicable
*Nicht anwendbar*

**Selling Restrictions**
*Verkaufsbeschränkungen*

☒ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

☒ TEFRA C
*TEFRA C*

☐ TEFRA D
*TEFRA D*

☐ Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

☐ Additional Selling Restrictions (specify)
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

Not applicable
*Nicht anwendbar*

**Restrictions on the free transferability of the Notes**
*Beschränkungen der freien Übertragbarkeit der Wertpapiere*

Not applicable
*Nicht anwendbar*

**TERMS AND CONDITIONS OF THE OFFER**                                  Not applicable
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*                     *Nicht anwendbar*

**Placing and Underwriting**
*Platzierung und Übernahme*

**Method of distribution**
*Vertriebsmethode*

☒ Non-syndicated
*Nicht syndiziert*

☐ Syndicated
*Syndiziert*

**Subscription Agreement**                                               Not applicable
*Übernahmevertrag*                                                      *Nicht anwendbar*

**Management Details including form of commitment**
*Einzelheiten bezüglich des Bankenkonsortiums*
*einschließlich der Art der Übernahme*

Dealer / Management Group (specify name and address)     Deutsche Bank AG, London Branch
*Plazeur / Bankenkonsortium (Name und Adresse angeben)*    *Deutsche Bank AG, London Branch*

☒ firm commitment

*feste Zusage*

☐ no firm commitment/best efforts arrangements
*keine feste Zusage/zu den bestmöglichen Bedingungen*

| | |
|---|---|
| **Commissions** | **Not applicable** |
| **Provisionen** | ***Nicht anwendbar*** |
| **Stabilising Dealer(s)/Manager(s)** | **None** |
| ***Kursstabilisierender Dealer/Manager*** | ***keiner*** |
| **Listing(s)** | None |
| ***Börsenzulassung(en)*** | *Keine* |
| **Date of admission** | **Not applicable** |
| ***Datum der Zulassung*** | ***Nicht anwendbar*** |
| **Estimate of the total expenses related to admission to trading** | **Not applicable** |
| ***Geschätzte Gesamtkosten für die Zulassung zum Handel*** | ***Nicht anwendbar*** |

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☒ Not applicable
*Nicht anwendbar*

| | |
|---|---|
| **Rating of the Issuer** | **AAA (S&P)/Aaa (Moody's)** |
| ***Rating of the Issuer*** | ***AAA (S&P)/Aaa (Moody's)*** |
| **Other relevant terms and conditions (specify)** | **Not applicable** |
| ***Andere relevante Bestimmungen (einfügen)*** | ***Nicht anwendbar*** |

**Responsibility**
***Verantwortlichkeit***

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

---

[Name & title of signatory]
*[Name und Titel des Unterzeichnenden]*

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

# FINAL TERMS
# (ENDGÜLTIGE BEDINGUNGEN)

13 November 2006
*13. November 2006*

Final Terms
*Endgültige Bedingungen*

USD 1,250,000,000,-- 5 per cent. Global Public Sector Pfandbriefe due 20 January 2012
issued pursuant to the

*USD 1.250.000.000,-- 5 % Global Öffentliche Pfandbriefe fällig 20. Januar 2012*
*begeben aufgrund des*

**Euro 30,000,000,000**
**Essen Hyp Debt Issuance Programme**

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 99.903 per cent.
*Ausgabepreis: 99.903 %*

Issue Date: 15 November 2006
*Tag der Begebung: 15. November 2006*

Series No: HBE1MD
*Serien Nr.: HBE1MD*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the **"Programme"**). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft*

*(www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

**Part I. TERMS AND CONDITIONS**
*Teil I. EMISSIONSBEDINGUNGEN*

The Conditions applicable to the Notes (the **"Conditions"**) and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.

*Die für die Schuldverschreibungen geltenden Bedingungen (die **"Bedingungen"**) sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.*

**PART I. C.: GLOBAL PFANDBRIEFE**
*TEIL I. C.: GLOBALPFANDBRIEFE*

Issuer                                                    Hypothekenbank in Essen Aktiengesellschaft
*Emittentin*

**General Provisions (§ 1)**
*Allgemeine Bestimmungen (§ 1)*

☐ Global Mortgage Pfandbriefe
  *Global Hypothekenpfandbriefe*

☒ Global Public-Sector Pfandbriefe
  *Global Öffentliche Pfandbriefe*

Aggregate Principal Amount                               USD 1,250,000,000
*Gesamtnennbetrag*                                       *USD 1.250.000.000*

Number of Notes                                          625,000
*Anzahl der Stücke*                                      *625.000*

Principal Amount                                         USD 2,000
*Nennbetrag*                                             *USD 2.000*

Number of Notes to be issued in the Principal Amount     1 DTC Global Certificate in
                                                         three parts (No. 1 and No. 2 up
                                                         to USD 500,000,000 each; No.
                                                         3 up to USD 250,000,000) and
                                                         1 CBF Global Certificate in the
                                                         aggregate principal amount of
                                                         USD 1,250,000,000
*Anzahl der im Nennbetragauszugebenden*                  *1 DTC Globalurkunde*
*Schuldverschreibungen*                                  *in drei Teilen (Nr. 1 und Nr. 2*
                                                         *jeweils bis zu USD 500.000.000*
                                                         *und Nr. 3 bis zu USD*
                                                         *250.000.000) und 1 CBF*
                                                         *Globalurkunde über USD*
                                                         *1.250.000.000*

Custodian for The Depository Trust Company
*Verwahrer für The Depository Trust Company*

☒ BNP Paribas New York Branch

☐ Other (specify)
  *Anderer (angeben)*

**Currency**
*Währung*

☐ EUR

☒ USD

**Interest (§ 2)**
*Zinsen (§ 2)*

Rate of interest                                         5 per cent. per annum
*Zinssatz*                                               *5 % per annum*

Interest Commencement Date                               15 November 2006

*Verzinsungsbeginn*                                              *15. November 2006*

Fixed Interest Payment Date(s)                                   each 20 January and each 20 July
*Festzinstermin(e)*                                              *20. Januar und 20. Juli in jedem Jahr*

First Interest Payment Date                                      20 January 2007 (short coupon)
*Erster Festzinstermin*                                          *20. Januar 2007 (kurzer Kupon)*

Initial Broken Amount
*Anfänglicher Bruchteilzinsbetrag*

Fixed Interest Date preceding the Maturity Date
*Festzinstermin, der dem Fälligkeitstag vorangeht*

Final Broken Amount                                              USD 18.06
*Abschließender Bruchteilzinsbetrag*                             *USD 18,06*

## Day Count Fraction
### *Zinstagequotient*

☐ Actual/Actual (Actual/365)

☒ 30/360 (unadjusted) Modified Following Business Day Convention
   *30/360 (nicht angepaßt) Modifizierte-Folgender-Geschäftstag-Konvention*


## Repayment (§ 3)
### *Rückzahlung (§ 3)*

Specified Maturity Date                                          20 January 2012
*Festgelegter Endfälligkeitstag*                                 *20. Januar 2012*


## Payments (§ 4)
### *Zahlungen (§ 4)*

London Business Day, New York Business Day
*Londoner Geschäftstag, New Yorker Geschäftstag*

☒ TARGET


## Registrar and Paying Agents (§ 8)
### *Die Registrierungsstelle und die Zahlstellen (§ 8)*

☒ BNP Paribas Securities Services Luxembourg Branch

☒ Hypothekenbank in Essen AG

☒ BNP Paribas New York Branch

☐ Other (specify)
   *Andere (angeben)*


## Notices (§ 9)
### *Bekanntmachungen (§ 9)*

☒ The Wall Street Journal

☒ Financial Times

☐ d'Wort

☒ Other (specify)                                               www.bourse.lu
   *Andere (angeben)*


4

## PART II. OTHER INFORMATION
### TEIL II. ZUSÄTZLICHE INFORMATIONEN

**Specific Risk Factors**
*Spezielle Risikofaktoren*

Not applicable
*Nicht anwendbar*

**Interest of natural and legal persons involved in the issue/offer**
*Interessen von Seiten natürlicher und juristischer*
*Personen, die an der Emission/dem Angebot beteiligt sind*

☒ Save as discussed in the Prospectus under "Interest of Natural
and Legal Persons involved in the Issue/Offer", so far as the Issuer
is aware, no person involved in the offer of the Notes has an
interest material to the offer.
*Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural*
*and Legal Persons involved in the Issue/Offer" angesprochenen*
*Interessen bestehen bei den an der Emission beteiligten Personen*
*nach Kenntnis der Emittentin keine Interessen, die für das Angebot*
*bedeutsam sind.*

☐ Other interest (specify)
*Andere Interessen (angeben)*

**Reasons for the offer**
*Gründe für das Angebot*

Not applicable
*Nicht anwendbar*

Estimated net proceeds
*Geschätzter Nettobetrag der Erträge*

Not applicable
*Nicht anwendbar*

Estimated total expenses of the issue
*Geschätzte Gesamtkosten der Emission*

Not applicable
*Nicht anwendbar*

**Eurosystem eligibility**
*EZB-Fähigkeit*

Intended to be held in a manner which would allow
Eurosystem eligibility                      No
*Soll in EZB-fähiger Weise gehalten werden*       *Nein*

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

☒ Common Code                 DTC Global Certificate: 027523854
                                    CBF Global Certificate: 027523790
*Common Code*                 *DTC Globalurkunde: 027523854*
                                    *CBF Globalurkunde: 027523790*

☒ ISIN Code                   CBF Global Certificate: DE000HBE1MD1
*ISIN Code*                    *CBF Globalurkunde: DE000HBE1MD1*

                                    DTC Global Certificate: US44914PAR82
                                    *DTC Globalurkunde: US44914PAR82*

☒ German Securities Code

*Wertpapier-Kenn-Nummer (WKN)*

DTC Global Certificate: HBE1ME
CBF Global Certificate: HBE1MD
*DTC Globalurkunde: HBE1ME*
*CBF Globalurkunde: HBE1MD*

☒ Any other securities number
*Sonstige Wertpapier-Kenn-Nummer*

CUSIP: 44914P AR 8
*CUSIP: 44914P AR 8*

**Yield**
***Rendite***

Yield
*Rendite*

5.023 per cent.
5,023 %

Method of calculating the yield
*Berechnungsmethode der Rendite*

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
*ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

☐ Other method (specify)
*Andere Methode (angeben)*

☐ **Historic Interest Rates**
***Zinssätze der Vergangenheit***

not applicable
*nicht anwendbar*

**Selling Restrictions**
***Verkaufsbeschränkungen***

☒ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

☒ TEFRA C
*TEFRA C*

☐ TEFRA D
*TEFRA D*

☐ Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

☐ Additional Selling Restrictions (specify)
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
***Besteuerung***

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*

The information set out in the Prospectus in the section "Taxation" shall apply.
*Es gelten die im Prospekt im Abschnitt „Taxation" wiedergegebenen Informationen.*

**Restrictions on the free transferability of the Notes**
***Beschränkungen der freien Übertragbarkeit der Wertpapiere***

none
*keine*

6

## TERMS AND CONDITIONS OF THE OFFER
### BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
*Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*

   Not applicable
   *Nicht anwendbar*

Conditions to which the offer is subject
*Bedingungen, denen das Angebot unterliegt*

Time period, including any possible amendments, during which the offer will be open
*Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Description of the application process
*Beschreibung des Prozesses für die Umsetzung des Angebots*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
*Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
*Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

Method and time limits for paying up the notes and for delivery of the notes
*Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung*

Manner and date in which results of the offer are to be made public
*Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind*

☒ Not applicable
   *Nicht anwendbar*

☐ Specify Details
   *Einzelheiten einfügen*

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.

*Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Various categories of potential investors to which the notes are offered
*Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
*Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
*Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

**Placing and Underwriting**
*Platzierung und Übernahme*

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
*Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.*

☒ Not applicable
  *Nicht anwendbar*

☐ Specify Details
  *Einzelheiten einfügen*

**Method of distribution**
*Vertriebsmethode*

☐ Non-syndicated
  *Nicht syndiziert*

☒ Syndicated
  *Syndiziert*

8

**Subscription Agreement**
*Übernahmevertrag*

Date of Subscription Agreement
*Datum des Übernahmevertrags*

13 November 2006
*13. November 2006*

General Features of the Subscription Agreement
*Hauptmerkmale des Übernahmevertrags*

- Appointment of the Dealers/Managers to purchase Notes
  *Ernennung der Dealer/Manger, die Schuldverschreibungen erwerben*

- Obligation of the Issuer to issue Notes
  *Verpflichtung des Emittenten, Schuldverschreibungen zu begeben*

- Agreements with respect to the purchase price and the provisions
  *Vereinbarungen über den Kaufpreis und die Provisionen*

- Quotes of the Dealers/Managers
  *Quoten der Dealer/Manager*

- Stabilisation of the price of the Notes
  *Kursstabilisierung*

- Selling Restrictions
  *Verkaufsbeschränkungen*

**Management Details including form of commitment**
***Einzelheiten bezüglich des Bankenkonsortiums***
***einschließlich der Art der Übernahme***

Dealer / Management Group (specify name and address)
*Plazeur / Bankenkonsortium (Name und Adresse angeben)*

Dresdner Bank AG London Branch
30, Gresham Street
London EC 2P 2XY

Bear, Stearns International Limited
One Canada Square
London E14 5AD

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

☒ firm commitment
*feste Zusage*

☐ no firm commitment/best efforts arrangements
*keine feste Zusage/zu den bestmöglichen Bedingungen*

**Commissions**
***Provisionen***

☒ Management/Underwriting Commission (specify)
*Management- und Übernahmeprovision (angeben)*

0.10 per cent.
*0,10 %*

9

☐ Selling Concession (specify)
  *Verkaufsprovision (angeben)*

☐ Listing Commission
  *Börsenzulassungprovision*

☐ Other (specify)
  *Andere (angeben)*

**Stabilising Dealer(s)/Manager(s)**                                      **None**
**Kursstabilisierender Dealer/Manager**                                   **keiner**


**Listing(s)**                                                            Yes
**Börsenzulassung(en)**                                                   Ja

☒ Luxembourg
  *Luxemburg*

  ☒ Regulated Market

  ☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
  *Sonstige (Einzelheiten einfügen)*

**Date of admission**                                                     15 November 2006
**Datum der Zulassung**                                                   *15 November 2006*


**Estimate of the total expenses related to admission to trading**        EUR 3,250
**Geschätzte Gesamtkosten für die Zulassung zum Handel**                  *EUR 3.250*


All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

☒ Not applicable
  *Nicht anwendbar*

☐ Luxembourg
  *Luxemburg*

☐ Düsseldorf

☐ Other (insert details)
  *Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☒ Not applicable
  *Nicht anwendbar*

10

Aaa (Moody's)
AAA (Standard&Poor's)
AAA (Fitch)

**Other relevant terms and conditions (specify)**                    ERISA-Elegibility
*Andere relevante Bestimmungen (einfügen)*

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employment Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to certain Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the Notes by or on behalf of the Plan would be a prohibited transaction under Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available under an applicable administrative or statutory exemption (as described below).

Accordingly, the Notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or Section 408(b)(17) of ERISA. Each purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase of the Notes that (a) its purchase and holding of the Notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the Notes will be deemed to have represented by its purchase of the Notes that such purchase and holding is not prohibited under applicable Similar Laws. Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption under Section 408(b)(17) of ERISA or any available relief from the restrictions under Similar Laws.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase and holding of the Notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any Notes to any Plan investor is in no respect a representation by us, the underwriters or any other party involved in the structuring or offering of the Notes that the Notes meet all relevant legal requirements with respect to investments by Plan investors generally or any particular Plan investor, or that the Notes are appropriate for Plan investors generally or any particular Plan investor.

*Treuhänderisch verwaltete Rentenfonds, Gewinnbeteiligungen oder andere Arbeitnehmerversorgungspläne, die beigefügten U.S.-Betriebsrentengesetz Employment Retirement Income Security Act („ERISA") von 1974 unterliegen, wie etwa gemeinsame Investmentfonds, Teilhaberschaften und Sonderkonten (separate accounts), die Vermögenswerte solcher Arbeitnehmerversorgungspläne enthalten (nachfolgend zusammen als „ERISA-Pläne" bezeichnet) sollten vor der Genehmigung einer Investition in die Schuldverschreibungen die ERISA-Standards in Bezug auf die besonderen Bestimmungen für solche ERISA-Pläne prüfen. Unter anderem sollte der Treuhänder darauf achten, ob das Investment die ERISA-Anforderungen bezüglich Sorgfalt und Anlagestreuung (prudence and diversification requirements) erfüllt und mit den Unterlagen und Urkunden zur Regelung der ERISA-Pläne vereinbar ist.*

*§ 406 des ERISA-Gesetzes und § 4975 des U.S.-Bundessteuergesetzes verbieten für ERISA-Pläne sowie für individuelle Vorsorgelösungen („Individual Retirement Accounts") und Koegh-Plans (nachfolgend gemeinsam als „Pläne" bezeichnet), die § 4975 des U.S.-Bundessteuergesetzes unterliegen, die Beteiligung an bestimmten Transaktionen, bei denen die Vermögenswerte der Pläne mit Personen verbunden sind, die gemäß ERISA Beteiligte („parties in interest") sind oder die gemäß dem U.S.-Bundessteuergesetzes in Bezug auf solche Pläne nicht berechtigt („disqualified persons") sind. Aufgrund unserer Geschäftstätigkeit besteht die Möglichkeit, daß wir in Bezug auf solche Pläne Beteiligte („Party in Interest") sind. Sofern wir in Bezug auf einen Plan Beteiligte darstellen (entweder direkt oder aufgrund der Beteiligung eines unserer Tochterunternehmen), stellen der Erwerb und der Besitz der Schuldverschreibungen durch oder im Namen eines solchen Plans gemäß § 406(a)(1) des ERISA-Gesetzes und § 4975(c)(1) des U.S.-Bundessteuergesetzes unzulässige Transaktionen dar, sofern hierfür keine Befreiung („exemptive relief") aufgrund einer gültigen, gesetzmäßigen Befreiung (wie weiter unten beschrieben) vorliegt.*

*Folglich können die Schuldverschreibungen nicht durch einen Plan erworben oder gehalten werden, deren zugrunde liegenden Vermögenswerte "Plan Assets" aufgrund von Einlagen in eine Organisation (eine "Plan Asset Entity") enthalten oder durch eine Person, die „Plan Assets" für einen solchen Plan erwirbt, sofern dieser Käufer oder Inhaber berechtigt ist für eine Befreiung gemäß der Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 oder 84-14 ausgestellt durch das U.S.-Arbeitsministerium oder gemäß § 408(b)(17) des ERISA-Gesetzes. Für jeder Käufer oder Inhaber der Schuldverschreibungen oder Beteiligungen an diesen wird vorausgesetzt, daß er beim Kauf dieser Schuldverschreibungen gewährleistet, (a) daß der Kauf und der Besitz der Schuldverschreibungen nicht im Namen eines Planes oder zusammen mit „Plan Assets" erfolgt oder (b) daß der Kauf oder Besitz keine unzulässige Transaktion gemäß § 406 des ERISA-Gesetzes oder § 4975 des U.S.-Bundessteuergesetzes darstellt.*

*Staatliche Arbeitnehmerversorgungspläne (gemäß 3(32) des ERISA-Gesetzes), bestimmte Pläne kirchlicher Organisationen (gemäß 3(33) des ERISA-Gesetzes) und nicht U.S.-amerikanische Pläne (gemäß 4(b)(4) des ERISA-Gesetzes) unterliegen nicht dieser Regelungen in Bezug auf unzulässige Transaktionen gemäß ERISA-Gesetz oder § 4975 des U.S.-Bundessteuergesetzes, können aber ähnlichen Regelungen gemäß anderen geltenden Gesetzen oder Bestimmungen unterliegen (nachfolgend als „ähnliche Gesetze" bezeichnet). Entsprechend wird für jeden Käufer oder Inhaber der Schuldverschreibungen vorausgesetzt, daß der Kauf und Besitz dieser Schuldverschreibungen nicht aufgrund von ähnlichen Gesetzen unzulässig ist. Aufgrund der Komplexität der anwendbaren Gesetze ist es besonders wichtig, daß Treuhänder oder andere Personen, die den Kauf der Schuldverschreibungen im Namen von oder im Zusammenhang mit „Plan Assets" erwägen, sich mit ihrem Rechtsbeistand in Verbindung setzen, um die betreffenden ERISA-Bestimmungen, das U.S.-Bundessteuergesetz oder ähnliche Gesetze und die Möglichkeiten einer Befreiung (Exemption Relief) gemäß PTCE 96-23, 95-60, 91-38, 90-1, 84-14 oder einer Service Provider Exemption gemäß § 408(b)(17) des ERISA-Gesetzes oder einer verfügbaren Befreiung von Einschränkungen durch ähnliche Gesetze zu klären.*

*Jeder Käufer und Inhaber der Schuldverschreibungen ist allein verantwortlich, sicher zu stellen, daß sein Kauf und Besitz nicht gegen ERISA-Bestimmungen bezüglich treuhänderischer oder unzulässiger Transaktionen oder gegen das U.S.-Bundessteuergesetz oder ähnliche Gesetze verstößt. Der Verkauf von Schuldverschreibungen an einen Plan-Investor stellt in keiner Weise eine Gewährleistung unseres Unternehmens, der Unterzeichneten oder einer anderen, mit der Klassifizierung („structuring") oder dem Angebot dieser Schuldverschreibungen betrauten Parteien dar, aufgrund derer die Schuldverschreibungen sämtliche rechtlichen Anforderungen in Bezug auf Investitionen durch Plan-*

12

*Anleger allgemein oder durch private Plan-Anleger erfüllen oder daß die Schuldverschreibungen für Plan-Anleger allgemein oder für private Plan-Anleger geeignet sind.*

**Listing:**
*Börsenzulassung:*

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 15 November 2006).
*Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 15. November 2006) erforderlich sind.*

**Responsibility**
*Verantwortlichkeit*

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

_____          _____
         (Flick)                         (Henneböhl)

# TERMS AND CONDITIONS OF THE NOTES

This Series of Pfandbriefe is issued pursuant to an Amended and Restated Fiscal Agency Agreement dated as of 28 April 2006 (the "**Agency Agreement**") between Hypothekenbank in Essen Aktiengesellschaft (the "**Issuer**") and BNP Paribas Securities Services, Luxembourg Branch as fiscal agent (the "**Fiscal Agent**", which expression shall include any successor fiscal agent thereunder) and the other parties named therein. Copies of the Agency Agreement may be obtained free of charge at the specified office of the Fiscal Agent, at the specified office of any Paying Agent and at the principal office of the Issuer.

## § 1
## GENERAL PROVISIONS

(1) The issue of the 5 % Global Public Pfandbriefe of Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, 45127 Essen, Federal Republic of Germany (the "**Issuer**") in the aggregate principal amount of USD one billion two hundred and fifty million (USD 1,250,000,000) is divided into 625,000 Global Public Pfandbriefe, in the principal amount of USD 2,000 each, which rank *pari passu* among themselves (the "**Pfandbriefe**" or the "**Issue**", respectively).

(2) During the entire time of the Issue, the Pfandbriefe together with interest claims are represented by two permanent global certificates without interest coupons. One of the two permanent global certificates (the "**CBF Global Certificate**") will be kept in custody by Clearstream Banking AG, Frankfurt am Main ("**CBF**") or its successor in business until all obligations of the Issuer under the Pfandbriefe have been satisfied. The CBF Global Certificate has been issued in bearer form and represents the Pfandbriefe kept in custody for financial institutions that are accountholders of CBF, including such Pfandbriefe which are held through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme, Luxembourg ("**CBL**"), each of which maintains an account with CBF. The other permanent global certificate (the "**DTC Global Certificate**") will be kept in custody by BNP Paribas New York Branch, or any successor, as custodian for The Depository Trust Company, New York, ("**DTC**") until all obligations of the Issuer under the Pfandbriefe have been satisfied. The DTC Global Certificate has been issued in registered form in the name of Cede & Co., as nominee of DTC, and represents the Pfandbriefe kept in custody for financial institutions that are participants in DTC ("**DTC Participants**"). The CBF Global Certificate and the DTC Global Certificate shall each be manually signed by two authorized representatives of the Issuer and the trustee officially appointed. Together, the Pfandbriefe represented by the CBF Global Certificate and the DTC Global Certificate, respectively, will equal the aggregate principal amount of the Pfandbriefe outstanding at any time. The amount of Pfandbriefe represented by each of the CBF Global Certificate and the DTC Global Certificate is evidenced by the register (the "**Register**") maintained for that purpose by the Registrar. Definitive certificates representing individual Pfandbriefe and interest coupons shall not be issued. Copies of the CBF Global Certificate and the DTC Global Certificate are available free of charge at the German Paying Agent.

(3) Transfers of Pfandbriefe shall require appropriate entries in securities accounts:

(a) Transfers of Pfandbriefe between CBF accountholders on the one hand and DTC participants on the other hand shall be recorded in the Register and shall be effected by an increase or a reduction in the aggregate amount of Pfandbriefe represented by the DTC Global Certificates and a corresponding reduction or increase in the aggregate amount of Pfandbriefe represented by the CBF Global Certificate. Pfandbriefe represented by the DTC Global Certificate may be transferred to a CBF accountholder only if the Registrar (as defined in § 8) receives a written certificate from the transferor in the form required to the effect that such transfer is being made in accordance with Regulation S under the U.S. Securities Act of 1933, as amended.

(b) Transfers of Pfandbriefe between CBF accountholders, DTC participants, Euroclear participants or CBL pariticipants shall be effected in accordance with procedures established for this purpose by CBF, DTC, Euroclear and CBL, respectively.

(c) Transfers of Pfandbriefe between Euroclear participants on the one hand and CBL participants on the other hand shall be effected in accordance with procedures established for these purposes by Euroclear and CBL, respectively.

(d) Transfers of Pfandbriefe between Euroclear or Clearstream participants on the one hand and CBF Accountholders on the other hand shall be effected via CBF in accordance with the procedures established for this purpose.

(4) One and the same Holder may exchange Pfandbriefe represented by the CBF Global Certificate for Pfandbriefe represented by the DTC Global Certificate. Such exchanges shall be recorded in the Register and shall be effected by an increase in the aggregate amount of Pfandbriefe represented by the DTC Global Certificate by the aggregate principal amount of Pfandbriefe so exchanged and a corresponding reduction in the aggregate amount of Pfandbriefe represented by the CBF Global Certificate.

(5) Transfers of Pfandbriefe pursuant to subsection (3)(a) or exchanges of Pfandbriefe pursuant to subsection (4) may not be effected during the period commencing on the Record Date (as defined in § 4(2)) and ending on the related payment date (both dates inclusive).

## § 2
## INTEREST

(1) The Pfandbriefe shall bear interest at the rate of 5 per cent. per annum as from 15 November 2006. Interest shall be payable in arrear on 20 January and 20 July of each year with a first short coupon payable for the period commencing on 15 November 2006 through to and including 20 January 2007 in the amount of USD 18.06. The first interest payment shall become due on 20 January 2007[1]) per note in a principal amount of USD 2,000. The Pfandbriefe shall cease to bear interest upon the end of the day preceding the day on which they become due for repayment.

(2) Should the Issuer for any reason whatsoever fail to provide when due the full amount for the redemption of the Pfandbriefe due for redemption, the Pfandbriefe shall continue to bear interest as provided in subsection (1) above until their actual redemption.

(3) Interest shall be calculated on the basis of the number of days in the calculation period divided by 360, the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (A) the last day of the calculation period is the 31st day of a month but the first day of the calculation period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the calculation period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month).

## § 3
## REPAYMENT

The Issuer undertakes to repay the Pfandbriefe at their principal amount on 20 January 2012. Neither the Issuer nor any holder of Pfandbriefe ("**Holder**") may call the Pfandbriefe for redemption.

## § 4
## PAYMENTS

(1) (a) Payments of principal of, and interest on, the Pfandbriefe shall be made on the relevant payment date to CBF in USD and to the registered holder of the DTC Global Certificate in USD. The amount of payments to CBF and to the registered holder of the DTC Global Certificate, respectively, shall correspond to the aggregate principal amount of Pfandbriefe represented by the CBF Global Certificate and the DTC Global Certificate, as established by the Registrar at the close of business on the relevant Record Date (as defined in subsection (2)). Payments of principal shall be made upon surrender of the CBF Global Certificate and the DTC Global Certificate, as the case may be, to the relevant Paying Agent.

---

[1]) If the first interest payment date is not 1 year (i. e., generally 365 days) or less from the issue date, then the Pfandbriefe will be deemed to be issued with original issue discount for U. S. federal income tax purposes. If this were to happen, interest (including any discount) would be required to be accrued using a constant yield method by a U. S. holder of the Pfandbriefe, regardless of its method of accounting.

(b) All payments made by the Issuer to CBF and to, or to the order of, the registered holder of the DTC Global Certificate, respectively, shall discharge the liability of the Issuer under the Pfandbriefe to the extent of the sums so paid.

(2) The record date (the "**Record Date**") for purposes of payments of principal and interest shall be, in respect of each such payment, the earlier of the following dates: (a) the date determined in accordance with the conventions observed by CBF from time to time for the entitlement of CBF accountholders to payments in respect of debt securities denominated in USD and represented by permanent global certificates, and (b) the tenth New York Business Day (as defined in subsection (3)) preceding the relevant due date.

(3) If any due date for payment of principal or interest in Euro in respect of any Pfandbriefe is not a TARGET Business Day, such payment will not be made until the next following TARGET Business Day, and no further interest shall be paid in respect of the delay in such payment.[2] If any date for payment of principal and interest in USD is not a TARGET Business Day, a London Business Day or a New York Business Day, such payment shall not be made until the next day which is a TARGET Business Day, a London Business Day and a New York Business Day, and no further interest shall be paid in respect of the delay in such payment.[2] A "**TARGET Business Day**" means a day (other than a Saturday or a Sunday) on which the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) settles payments, a "**London Business Day**" means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in London and a "**New York Business Day**" means a day (other than a Saturday or a Sunday) on which banking institutions in New York City are not obligated and not authorized to close.

(4) For the purposes of these Terms and Conditions "**payment date**" means the day on which the payment is actually to be made, where applicable as adjusted in accordance with subsection (3), and "**due date**" means the payment date provided for herein, without taking account of any such adjustment.

## § 5
## TAXES

All payments of principal and interest in respect of the Pfandbriefe shall be made by the Issuer without deduction or withholding for or on account of any present or future taxes or other duties of whatever nature levied by or on behalf of the Federal Republic of Germany or any taxing authority therein, unless the Issuer shall be obligated by law to make such deduction or withholding.

## § 6
## STATUS

The obligations under the Pfandbriefe constitute direct and unconditional obligations of the Issuer. The Pfandbriefe are covered in accordance with the Pfandbrief Act (*Pfandbriefgesetz*) and rank *pari passu* with all other obligations of the Issuer under Public Pfandbriefe.

## § 7
## FURTHER ISSUES

The Issuer reserves the right, from time to time without the consent of the Holders, to issue additional Pfandbriefe, on terms identical in all respects to those set forth herein, so that such additional Pfandbriefe shall be consolidated with, form a single issue with and increase the aggregate principal

---

[2] If any interest payment date on the Pfandbriefe is postponed such that it will not fall 1 year (i. e., generally 365 days) or less from prior interest payment date, then the Pfandbriefe will be deemed to be issued with original issue discount for U. S. federal income tax purposes. If this were to happen, interest (including any discount) would be required to be accrued using a constant-yield method by a U. S. holder of the Pfandbriefe, regardless of its method of accounting.

16

amount of, the Pfandbriefe[3]) The term **"Pfandbriefe"** shall, in the event of such increase, also include such additionally issued Pfandbriefe.

## § 8
## REGISTRAR AND PAYING AGENTS

(1) The initial Registrar (the **"Registrar"**), German paying agent (the **"German Paying Agent"**) and New York paying agent (the **"New York Paying Agent"**, and together with the German Paying Agent, the **"Paying Agents"**) and their respective initial specified offices are:

| | |
|---|---|
| Registrar: | BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg |
| German Paying Agent: | Hypothekenbank in Essen AG Gildehofstrasse 1 D-45127 Essen Germany |
| New York Paying Agent: | BNP Paribas New York Branch Global Corporate Trust 787 7$^{th}$ Avenue, 30$^{th}$ Floor New York, New York 10019 USA |

The Registrar and the Paying Agents reserve the right at any time to change their respective specified offices to some other specified offices.

(2) The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar or any of the Paying Agents and to appoint another Registrar or other Paying Agents. The Issuer shall for as long as any Pfandbriefe shall be outstanding maintain a (i) Registrar, (ii) German Paying Agent and (iii) New York Paying Agent to perform the functions assigned to any of them in these Conditions. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 not more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 9.

(3) The Registrar or the Paying Agents shall act solely as agent for the Issuer and shall not have any agency or trustee relationship with the Holders.

## § 9
## NOTICES

(1) All notices regarding the Pfandbriefe shall be published in the following journals: (a) a leading daily newspaper printed in the English language and of general circulation in New York City; (b) a leading daily newspaper printed in the English language and of general circulation in London and (c) a leading daily newspaper of general circulation in Luxembourg. It is expected that notices under (a), (b) and (c) above will normally be published in The Wall Street Journal, the Financial Times and d'Wort, respectively. Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first of any such publication).

---

[3]) If the Issuer were to issue additional Pfandbriefe with more than a *de minimis* amount of original issue discount for U. S. federal income tax purposes, then purchasers of Pfandbriefe after the date of any further issue may not be able to differentiate between Pfandbriefe sold as part of the further issue and previously issued Pfandbriefe. Accordingly, purchasers of Pfandbriefe after such further issue may be required to accrue original issue discount (or greater amounts of original issue discount than they would otherwise have accrued) with respect to their Pfandbriefe. This may affect the price of outstanding Pfandbriefe following a further issue.

(2) Any publication provided for under subsection (1) may, provided that, as long as the Pfandbriefe are listed on the Luxembourg Stock Exchange, the rules of the Luxembourg Stock Exchange so permit, be substituted with the delivery of the relevant notice to the applicable clearing system for communication by it to the Holders. Any such notice shall be deemed to have been given to all Holders on the seventh day after the day on which the said notice was given the respective clearing systems.

## § 10
## GOVERNING LAW, JURISDICTION, ENFORCEMENT

(1) The Pfandbriefe shall be governed by and shall be construed in accordance with the laws of the Federal Republic of Germany. Transfers and pledges of Pfandbriefe held through DTC and executed between DTC participants and between DTC and DTC participants will be governed by the laws of the State of New York (including the conflicts of law rules of the State of New York).

(2) Any action or other legal proceedings ("**Proceedings**") arising out of or in connection with the Pfandbriefe may be brought in the District Court (*Landgericht*) in Essen (non-exclusive jurisdiction). The Issuer hereby submits to the jurisdiction of such court.

(3) Any Holder may in any Proceedings against the Issuer or to which such Holder and the Issuer are parties protect and enforce in its own name its rights arising under its Pfandbriefe on the basis of (a) a certificate issued by its Custodian (i) stating the full name and address of the Holder, (ii) specifying an aggregate principal amount of Pfandbriefe credited on the date of such statement to such Holder's securities account maintained with such Custodian and (iii) confirming that the Custodian has given a written notice to CBF or DTC, as the case may be, and the registrar for the Pfandbriefe containing the information pursuant to (i) and (ii) and bearing acknowledgments of CBF or DTC and the relevant CBF accountholder or DTC participant and (b) a copy of the CBF Global Certificate or the DTC Global Certificate certified as being a true copy by a duly authorised officer of CBF or DTC, as the case may be, or the registrar for the Pfandbriefe. For purposes of the foregoing, "**Custodian**" means any bank or other financial institution of recognised standing authorised to engage in securities custody business with which the Holder maintains a securities account in respect of any Pfandbriefe and includes CBF, DTC or CBL and Euroclear.

## § 11
## LANGUAGE

These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.

# TERMS AND CONDITIONS OF THE NOTES
## – GERMAN LANGUAGE VERSION –

Diese Serie von Pfandbriefen wird gemäß einem Amended and Restated Fiscal Agency Agreement vom 28. April 2006 (das **"Agency Agreement"**) zwischen Hypothekenbank in Essen Aktiengesellschaft (die **"Emittentin"**) und BNP Paribas Securities Services, Luxembourg Branch als Emissionsstelle (die **"Emissionsstelle"**, wobei dieser Begriff jeden Nachfolger der Emissionsstelle gemäß dem Agency Agreement einschließt) und den anderen darin genannten Parteien begeben. Ablichtungen des Agency Agreement können kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle und bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle sowie bei der Hauptgeschäftsstelle der Emittentin bezogen werden.

## § 1
## ALLGEMEINE BESTIMMUNGEN

(1) Die 5 % Globale Öffentliche Pfandbriefe der Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, 45127 Essen, Bundesrepublik Deutschland (die **"Emittentin"**) im Gesamtnennbetrag von einer Milliarde zwei hundert fünfzig Millionen USD (USD 1.250.000.000) sind in 625.000 untereinander gleichberechtigte Öffentliche Pfandbriefe im Nennbetrag von je USD 2.000 (die "Pfandbriefe" oder die **"Emission"**) eingeteilt.

(2) Die Pfandbriefe samt Zinsansprüchen sind für die gesamte Laufzeit durch zwei Dauerglobalurkunden ohne Zinsscheine verbrieft. Eine der beiden Dauerglobalurkunden (die **"CBF-Globalurkunde"**) wird von Clearstream Banking AG, Frankfurt am Main (**"CBF"**), oder deren Rechtsnachfolger verwahrt, bis sämtliche Verpflichtungen der Anleiheschuldnerin aus den Pfandbriefen erfüllt sind. Die CBF-Globalurkunde lautet auf den Inhaber. Sie verbrieft die Pfandbriefe, die für Finanzinstitute verwahrt werden, die Kontoinhaber bei CBF sind, einschließlich derjenigen Pfandbriefe, die über Euroclear Bank S.A./N.V., als Betreiberin des Euroclear-Systems (**"Euroclear"**) und Clearstream Banking, société anonyme, Luxembourg (**"CBL"**) verwahrt werden, die beide Kontoinhaber bei CBF sind. Die andere Dauerglobalurkunde (die **"DTC-Globalurkunde"**) wird von BNP Paribas New York Branch oder einem etwaigen Rechtsnachfolger als Verwahrer für The Depository Trust Company, New York, (**"DTC"**) verwahrt, bis sämtliche Verpflichtungen der Anleiheschuldnerin aus den Pfandbriefen erfüllt sind. Die DTC-Globalurkunde ist als Namenspapier ausgegeben und auf den Namen von Cede & Co. als dem Beauftragten von DTC ausgestellt worden. Sie verbrieft die Pfandbriefe, die für Finanzinstitute verwahrt werden, die DTC-Teilnehmer sind. Die CBF Globalurkunde und die DTC-Globalurkunde tragen jeweils die eigenhändige Unterschrift von zwei vertretungsberechtigten Personen der Emittentin und des staatlich bestellten Treuhänders. Die durch die CBF-Globalurkunde und die DTC-Globalurkunde verbrieften Pfandbriefe stellen zusammen den jeweils ausstehenden Gesamtnennbetrag der Anleihe dar. Der Betrag, der jeweils auf die durch die CBF-Globalurkunde und die DTC-Globalurkunde verbrieften Pfandbriefe entfällt, ergibt sich aus dem Register (das **"Register"**), das die Registrierungsstelle zu diesem Zweck führt. Effektive Urkunden über einzelne Pfandbriefe und Zinsscheine werden nicht ausgegeben. Kopien der CBF-Globalurkunde und der DTC-Globalurkunde sind bei der Deutschen Zahlstelle kostenlos erhältlich.

(3) Übertragungen von Pfandbriefen setzen entsprechende Depotbuchungen voraus:

(a) Übertragungen von Pfandbriefen zwischen CBF-Kontoinhabern einerseits und DTC-Teilnehmern andererseits sind im Register zu vermerken und erfolgen durch eine entsprechende Erhöhung oder Verminderung des Gesamtbetrags der durch die DTC-Globalurkunde verbrieften Pfandbriefe und eine gleich hohe Verminderung oder Erhöhung des Gesamtbetrags der durch die CBF-Globalurkunde verbrieften Pfandbriefe. Pfandbriefe, die durch die DTC-Globalurkunde verbrieft sind, dürfen nur an einen CBF-Kontoinhaber übertragen werden, wenn die Registierungsstelle (wie in § 8 definiert) eine schriftliche Bestätigung vom Übertragenden erhält, wonach die Übertragung in Übereinstimmung mit Regulation S des U.S. Securities Act von 1933 in seiner gültigen Fassung erfolgt.

(b) Übertragungen von Pfandbriefen zwischen CBF-Kontoinhabern, DTC-Teilnehmern, Euroclear-Teilnehmern und CBL-Teilnehmern erfolgen nach den von CBF, DTC, Euroclear bzw. CBL hierfür bestimmten Verfahren.

(c) Übertragungen von Pfandbriefen zwischen Euroclear-Teilnehmern einerseits und CBL-Teilnehmern andererseits erfolgen nach den von Euroclear und CBL hierfür bestimmten Verfahren.

(d) Übertragungen von Pfandbriefen zwischen Euroclear- oder CBL-Teilnehmern einerseits und CBF-Kontoinhabern andererseits erfolgen über CBF nach dem hierfür bestimmten Verfahren.

(4) Ein und derselbe Anleihegläubiger kann Pfandbriefe, die durch die CBF-Globalurkunde verbrieft werden, gegen Pfandbriefe austauschen, die durch die DTC-Globalurkunden verbrieft werden. Ein solcher Austausch ist im Register zu vermerken und erfolgt durch Erhöhung des Gesamtbetrags der durch die DTC-Globalurkunden verbrieften Pfandbriefe um den Gesamtnennbetrag der so ausgetauschten Pfandbriefe und eine gleich hohe Verminderung des Gesamtbetrags der durch die CBF-Globalurkunde verbrieften Pfandbriefe.

(5) Übertragungen von Pfandbriefen nach Absatz (3)(a) sowie der Austausch von Pfandbriefen nach Absatz (4) sind während des Zeitraums vom Stichtag nach § 4(2) bis zu dem zugehörigen Zahlungstag (jeweils einschließlich) ausgeschlossen.

## § 2
## ZINSEN

(1) Die Pfandbriefe werden vom 15. November 2006 an mit jährlich 5 % verzinst. Die Zinsen sind nachträglich am 20. Januar und 20. Juli eines jeden Jahres mit einem ersten kurzen Kupon in Höhe von USD 18,06 für den Zeitraum zwischen dem 15. November 2006 und dem 20. Januar 2007 (einschließlich) zur Zahlung fällig. Die erste Zinszahlung ist am 20. Januar 2007[4]) je Schuldverschreibung im Nennbetrag von USD 2.000 fällig. Die Verzinsung der Pfandbriefe endet mit dem Ablauf des Tages, der dem Tag vorangeht, an dem sie zur Rückzahlung fällig werden.

(2) Sofern es die Emittentin, gleich aus welchem Grund, unterläßt, die zur Rückzahlung fälliger Pfandbriefe erforderlichen Beträge bei Fälligkeit in voller Höhe bereitzustellen, läuft die Zinsverpflichtung gemäß Absatz (1) auf den Kapitalbetrag dieser Pfandbriefe so lange weiter, bis die Zahlung des Kapitalbetrages dieser Pfandbriefe erfolgt ist.

(3) Die Berechnung der Zinsen wird auf der Grundlage der Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360 vorgenommen, wobei die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit zwölf Monaten zu je 30 Tagen zu ermitteln ist (es sei denn, (A) der letzte Tag des Zinsberechnungszeitraums fällt auf den 31. Tag eines Monats, während der erste Tag des Zinsberechnungszeitraums weder auf den 30. noch auf den 31. Tag eines Monats fällt, in welchem Fall der den letzten Tag enthaltende Monat nicht als ein auf 30 Tage gekürzter Monat zu behandeln ist, oder (B) der letzte Tag des Zinsberechnungszeitraums fällt auf den letzten Tag des Monats Februar, in welchem Fall der Monat Februar nicht als ein auf 30 Tage verlängerter Monat zu behandeln ist).

## § 3
## RÜCKZAHLUNG

Die Emittentin zahlt die Pfandbriefe am 20. Januar 2012 zum Nennbetrag zurück. Weder die Emittentin noch die Gläubiger können die Pfandbriefe kündigen.

## § 4
## ZAHLUNGEN

(1) (a) Zahlungen von Kapital und Zinsen auf die Pfandbriefe erfolgen am jeweiligen Zahlungstag an CBF in USD und an den eingetragenen Inhaber der DTC-Globalurkunde in USD. Der Betrag der Zahlungen an CBF einerseits und den eingetragenen Inhaber der DTC-Globalurkunde andererseits bemißt sich nach der Höhe des Gesamtnennbetrages der Pfandbriefe, die durch die CBF-Globalurkunde und die DTC-Globalurkunde verbrieft werden, so wie er durch die Registrierungsstelle bei Geschäftsschluß am jeweiligen Stichtag (wie in Absatz (2) definiert) festgestellt wird. Zahlungen

---

[4]) Falls der erste Zinszahlungstag nicht ein Jahr oder weniger (d. h. üblicherweise 365 Tage) nach dem Tag der Begebung liegt, dann gelten die Pfandbriefe als mit einem Abschlag auf den Ausgabepreis für die Zwecke der amerikanischen Einkommensteuer ausgegeben. In diesem Fall müßten die Zinsen (einschließlich Abschläge) gemäß einer Methode der konstanten Rendite von einem amerikanischen Gläubiger der Pfandbriefe versteuert werden, ungeachtet seiner Bilanzierungsmethode.

von Kapital erfolgen gegen Einreichung der CBF-Globalurkunde und der DTC-Globalurkunde bei der betreffenden Zahlstelle.

(b) Zahlungen der Anleiheschuldnerin an CBF und an den eingetragenen Inhaber der DTC-Globalurkunde oder nach dessen Weisung befreien die Anleiheschuldnerin in Höhe der geleisteten Zahlungen von ihren Verbindlichkeiten aus den Pfandbriefen.

(2) Der Stichtag (der "**Stichtag**") für Zahlungen von Kapital und Zinsen ist der jeweils frühere der beiden folgenden Termine: (a) der Tag, nach dem sich aufgrund der jeweils geltenden Regeln der CBF die Empfangsberechtigung der CBF-Kontoinhaber für Zahlungen auf bei CBF verwahrte Pfandbriefe bestimmt, die auf USD lauten und in Dauerglobalurkunden verbrieft sind, und (b) der zehnte New Yorker Geschäftstag (wie in Absatz (4) definiert) vor dem jeweiligen Fälligkeitstag.

(3) Ist ein Fälligkeitstag für die Zahlung von Kapital oder Zinsen in Euro auf einen Pfandbrief nicht ein TARGET Geschäftstag, so wird die betreffende Zahlung erst am nächstfolgenden TARGET Geschäftstag geleistet, ohne daß wegen dieser Zahlungsverzögerung zusätzliche Zinsen gezahlt werden.[2]) Ist ein Tag für die Zahlung von Kapital oder Zinsen in USD nicht ein TARGET Geschäftstag, ein Londoner Geschäftstag oder ein New Yorker Geschäftstag, so wird die betreffende Zahlung erst am nächsten Tag, der zugleich TARGET, Londoner und New Yorker Geschäftstag ist, geleistet, ohne daß wegen dieser Zahlungsverzögerung zusätzliche Zinsen gezahlt werden.[5]) "**TARGET Geschäftstag**" ist ein Tag (außer einem Samstag oder einem Sonntag), an dem das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln, ein "**Londoner Geschäftstag**" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in London für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind und ein "**New Yorker Geschäftstag**" ein Tag (außer einem Samstag oder einem Sonntag), an dem Banken in New York City nicht verpflichtet und nicht berechtigt sind, zu schließen.

(4) Im Sinne dieser Pfandbriefbedingungen ist "**Zahlungstag**" der Tag, an dem, gegebenenfalls aufgrund einer Anpassung gemäß Absatz (4), die Zahlung tatsächlich zu leisten ist, und "**Fälligkeitstag**" der vorgesehene Zahlungstermin ohne Berücksichtigung einer solchen Anpassung.

## § 5
## STEUERN

Sämtliche Zahlungen von Kapital und Zinsen auf die Pfandbriefe sind von der Emittentin ohne jeden Abzug oder Einbehalt von oder wegen gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben jedweder Art, die durch die Bundesrepublik Deutschland oder irgendeine dort zur Steuererhebung ermächtigte Stelle erhoben oder eingezogen werden, zu leisten, es sei denn, die Emittentin ist durch Gesetz verpflichtet, einen solchen Abzug oder Einbehalt vorzunehmen

## § 6
## STATUS

Die Verpflichtungen aus den Pfandbriefen stellen untereinander unmittelbare und unbedingte Verpflichtungen der Emittentin dar. Die Pfandbriefe sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen aus Öffentlichen Pfandbriefen der Emittentin.

## § 7
## Begebung weiterer Pfandbriefe

Die Emittentin behält sich vor, von Zeit zu Zeit ohne Zustimmung der Gläubiger weitere Pfandbriefe mit gleicher Ausstattung in der Weise zu begeben, daß sie mit den Pfandbriefen zusammengefaßt werden,

---

[5]) Sollte ein Zinszahlungstag hinsichtlich der Pfandbriefe auf einen Tag verschoben werden, der nicht ein Jahr (d. h. üblicherweise 365 Tage) oder weniger nach dem ersten Zinszahlungstag liegt, dann gelten die Pfandbriefe als mit einem Abschlag auf den Ausgabepreis für die Zwecke der amerikanischen Einkommensteuer ausgegeben. In diesem Fall müßten die Zinsen (einschließlich Abschläge) gemäß einer Methode der konstanten Rendite von einem amerikanischen Gläubiger der Pfandbriefe versteuert werden, ungeachtet seiner Bilanzierungsmethode.

eine einheitliche Anleihe mit ihnen bilden und ihren Gesamtnennbetrag erhöhen.[6]) Der Begriff "Pfandbriefe" umfaßt im Fall einer solchen Erhöhung auch solche zusätzlich begebenen Pfandbriefe.

## § 8
## DIE REGISTRIERUNGSSTELLE UND DIE ZAHLSTELLEN

(1) Die anfänglich bestellte Registrierungsstelle (die "**Registrierungsstelle**"), die anfänglich bestellte Deutschen Zahlstelle (die "**Deutsche Zahlstelle**") und die anfänglich bestellte New Yorker Zahlstelle (die "**New Yorker Zahlstelle**", und, zusammen mit der Deutschen Zahlstelle, die "**Zahlstellen**") und deren jeweilige anfängliche bezeichnete Geschäftsstelle lauten wir folgt:

| | |
|---|---|
| Registrierungsstelle: | BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg |
| Deutsche Zahlstelle: | Hypothekenbank in Essen AG Gildehofstrasse 1 D-45127 Essen Germany |
| New Yorker Zahlstelle: | BNP Paribas New York Branch Global Corporate Trust 787 7th Avenue, 30th Floor New York, New York 10019 USA |

Die Registrierungsstelle und die Zahlstellen behalten sich das Recht vor, jederzeit ihre jeweilige bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle zu ersetzen.

(2) Die Anleiheschuldnerin behält sich das Recht vor, jederzeit die Bestellung der Registrierungsstelle zu ändern oder zu beenden und eine andere Registrierungsstelle oder andere Zahlstellen zu bestellen. Die Anleiheschuldnerin wird sicherstellen, daß für die gesamte Zeit, in der Pfandbriefe ausstehen, stets eine (i) Registrierungsstelle, (ii) Deutsche Zahlstelle und (iii) New Yorker Zahlstelle unterhalten werden, um die diesen Stellen in diesen Pfandbriefbedingungen zugewiesenen Aufgaben zu erfüllen. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 9 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) Die Registrierungsstelle, die Deutsche Zahlstelle und die New Yorker Zahlstelle handeln ausschließlich als Erfüllungsgehilfen der Anleiheschuldnerin und stehen in keinem Auftrags- oder Treuhandverhältnis zu den Anleihegläubigern.

## § 9
## BEKANNTMACHUNGEN

(1) Alle Bekanntmachungen, die die Pfandbriefe betreffen, werden in folgenden Zeitungen veröffentlicht: (a) in einer in englischer Sprache erscheinenden und in New York allgemein verbreiteten führenden Tageszeitung, (b) in einer in englischer Sprache erscheinenden und in London allgemein verbreiteten führenden Tageszeitung und (c) einer in Luxemburg allgemein verbreiteten führenden Tageszeitung. Die Bekanntmachungen gemäß (a), (b) oder (c), werden unter normalen

---

[6]) Sollte die Emittentin weitere Pfandbriefe mit einem größeren als *de minimis* Abschlag für die Zwecke der amerikanischen Einkommensteuer auf den Ausgabepreis begeben, würden Käufer der Pfandbriefe nach dem Ausgabetag weiterer Emissionen nicht in der Lage sein, zwischen diesen später ausgegebenen und früher ausgegebenen Pfandbriefen zu unterscheiden. Deshalb ist es für Käufer der Pfandbriefe nach einer solchen weiteren Emission erforderlich, Abschläge auf den Ausgabepreis hinsichtlich der Pfandbriefe zu versteuern (oder größere Beträge des Abschlags zu versteuern, als dies sonst erforderlich wäre).

Umständen voraussichtlich jeweils in The Wall Street Journal, der Financial Times und d'Wort erscheinen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) Vorausgesetzt, daß dies nach den Regeln der Luxemburger Börse zulässig ist, kann sofern die Pfandbriefe an der Luxemburger Börse gelistet sind, die Veröffentlichung in den genannten Zeitungen dadurch ersetzt werden, daß die Bekanntmachung an das jeweilige Clearingsystem zur Weiterleitung an die Gläubiger übergeben wird. Eine derartige Mitteilung an die Gläubiger gilt am siebten Tag nach der Übergabe der Bekanntmachung an sämtliche Clearingsysteme als bekanntgegeben.

## § 10
## ANWENDBARES RECHT; GERICHTSSTAND;
## GELTENDMACHUNG VON ANSPRÜCHEN

(1) Die Pfandbriefe unterliegen dem Recht der Bundesrepublik Deutschland. Übertragungen und Verpfändungen von bei DTC verwahrten Pfandbriefen, die zwischen DTC-Teilnehmern oder zwischen der DTC und DTC-Teilnehmern durchgeführt werden, unterliegen dem Recht des Staates New York (einschließlich des Kollisionsrechtes des Staates New York).

(2) Zuständig für alle Klagen oder sonstigen Verfahren ("**Rechtsstreitigkeiten**") aus oder im Zusammenhang mit den Pfandbriefen ist das Landgericht in Essen (nicht ausschließlicher Gerichtsstand). Die Anleiheschuldnerin unterwirft sich hiermit der Gerichtsbarkeit dieses Gerichts.

(3) Jeder Gläubiger kann in Rechtsstreitigkeiten gegen die Emittentin oder Rechtsstreitigkeiten, an denen der Gläubiger und die Anleiheschuldnerin beteiligt sind, im eigenen Namen seine Rechte aus den ihm zustehenden Pfandbriefen unter Vorlage folgender Unterlagen wahrnehmen und durchsetzen: (a) einer Bescheinigung seiner Depotbank, die (i) den vollen Namen und die volle Anschrift des Gläubigers bezeichnet, (ii) einen Gesamtnennbetrag von Pfandbriefen angibt, die am Ausstellungstag dieser Bescheinigung dem bei dieser Depotbank bestehenden Depot des Gläubigers gutgeschrieben sind, und (iii) bestätigt, daß die Depotbank CBF oder DTC sowie der Registrierungsstelle eine schriftliche Mitteilung gemacht hat, die die Angaben gemäß (i) und (ii) enthält, und Bestätigungsvermerke von CBF oder DTC sowie des betroffenen CBF-Kontoinhabers oder DTC-Teilnehmers trägt, sowie (b) einer von einem Vertretungsberechtigten der CBF oder der DTC oder der Registrierungsstelle beglaubigten Ablichtung der CBF-Globalurkunde bzw. DTC-Globalurkunde. Im Sinne der vorstehenden Bestimmungen ist "**Depotbank**" ein Bank- oder sonstiges Finanzinstitut (einschließlich CBF, DTC, Euroclear und CBL) von allgemein anerkanntem Ansehen, das eine Genehmigung für das Wertpapier-Depotgeschäft hat und bei dem der Gläubiger Pfandbriefe im Depot verwahren läßt.

## § 11
## SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefaßt. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.

Final Terms
*Endgültige Bedingungen*

Euro 50,000,000 Floating Rate Public-Sector Pfandbriefe due 6 November 2009
(to be consolidated and form a single series with the
EUR 100,000,000 Floating Rate Public Sector Pfandbriefe due 6 November 2009
issued 6 November 2006)
issued pursuant to the

*Euro 50.000.000 varaible verzinsliche Öffentliche Pfandbriefe fällig am 6. November 2009*
*(die mit den EUR 100.000.000 variabel verzinsliche Öffentliche Pfandbriefe fällig am 6. November*
*2009 begeben am 6. November 2006 zusammengefasst werden und mit diesen eine einheitliche*
*Serie bilden*
*begeben aufgrund des*

**Euro 30,000,000,000**
**Essen Hyp Debt Issuance Programme**

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 99.964 per cent. (plus accrued interest for 5 days of EUR 35,496)
*Ausgabepreis: 99,964% (zuzüglich Zinsen für 5 Tage von EUR 35.496)*

Issue Date: 13 November 2006
*Valutierungstag: 13. November 2006*

Series No: HBE1MC
*Serien Nr.: HBE1MC*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds notes/securities prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds notes/securities prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

1

## I. TERMS AND CONDITIONS
## *I. EMISSIONSBEDINGUNGEN*

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

*Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.*

*Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.*

*Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.*


**PART I.A. Notes other than Participation Certificates**
*TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind*

| | |
|---|---|
| **Issuer** | **Hypothekenbank in Essen** |
| *Emittentin* | **Aktiengesellschaft** |

**Form of Conditions**
*Form der Bedingungen*

☒    Long-Form
*Nicht-konsolidierte Bedingungen*

❑    Integrated
*Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

❑    German only
*ausschließlich Deutsch*

❑    English only
*ausschließlich Englisch*

❑    English and German (English controlling)
*Englisch und Deutsch (englischer Text maßgeblich)*

☒    German and English (German controlling)
*Deutsch und Englisch (deutscher Text maßgeblich)*

**Currency, Denomination, Form, Certain Definitions (§ 1)**
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
*Währung und Stückelung*

| | |
|---|---:|
| Specified Currency<br>*Festgelegte Währung* | Euro ("EUR")<br>*Euro („EUR")* |
| Aggregate Principal Amount<br>*Gesamtnennbetrag* | EUR 50,000,000<br>*EUR 50.000.000* |
| Specified Denomination(s)<br>*Festgelegte Stückelung/Stückelungen* | EUR 50,000<br>*EUR 50.000* |
| Number of Notes to be issued in each Specified Denomination<br>*Anzahl der in jeder festgelegten Stückelung auszugebenden*<br>*Schuldverschreibungen* | 1,000<br>*1.000* |
| Minimum Transfer Amount (specify)<br>*Mindestnennbetrag für Übertragungen (angeben)* | EUR 50,000<br>*EUR 50.000* |

**Form**
*Form*

❑   **Notes**
     ***Schuldverschreibungen***

☒   **Pfandbriefe**

    ❑   Mortgage Pfandbriefe
        *Hypothekenpfandbriefe*

    ☒   Public-Sector Pfandbriefe
        *Öffentliche Pfandbriefe*

❑   **New Global Note**                                    **[Yes/No]**
     New Global Note                                       *[Ja/Nein]*

☒   **TEFRA C**
     ***TEFRA C***

    ☒   Permanent Global Note
        *Dauerglobalurkunde*

    ❑   Temporary Global Note exchangeable for:
        *Vorläufige Globalurkunde austauschbar gegen:*

        ❑   Definitive Notes
            *Einzelurkunden*

❑   **TEFRA D**
     ***TEFRA D***

    Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

    ❑   Permanent Global Note
        *Dauerglobalurkunde*

    ❏     Definitive Notes
            *Einzelurkunden*

❏    **Neither TEFRA D nor TEFRA C**
       **Weder TEFRA D noch TEFRA C**

    ❏     Permanent Global Note
            *Dauerglobalurkunde*

    ❏     Temporary Global Note exchangeable for:
            *Vorläufige Globalurkunde austauschbar gegen:*

        ❏     Definitive Notes
                  *Einzelurkunden*

**Definitive Notes**　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　**No**
**Einzelurkunden**　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　**Nein**

❏    Coupons
       *Zinsscheine*

❏    Talons
       *Talons*

❏    Receipts
       *Rückzahlungsscheine*

**Certain Definitions**
**Definitionen**

Clearing System
*Clearing System*

❏    Clearstream Banking AG
       Neue Börsenstraße 1
       D-60487 Frankfurt am Main

☒    Euroclear Bank S.A./N.V. (Euroclear Operator)
       1 Boulevard du Roi Albert II
       B-1210 Brussels

☒    Clearstream Banking, société anonyme
       42 Avenue JF Kennedy
       L-1855 Luxembourg

❏    The Depository Trust Company
       55 Water Street
       New York, NY 10041-0099
       USA

❏    Other – (specify)
       *sonstige (angeben)*

**STATUS (§ 2)**
**STATUS (§ 2)**

❏    Unsubordinated
       *Nicht-nachrangig*

❏    Subordinated
       *Nachrangig*

**INTEREST (§ 3)**
*ZINSEN (§ 3)*

❑ **Fixed Rate Notes**
  *Festverzinsliche Schuldverschreibungen*

  **Rate of Interest and Interest Payment Dates**
  *Zinssatz und Zinszahlungstage*

  Interest Commencement Date                                    [ ]
  *Verzinsungsbeginn*

  Rate of Interest                          [ ] per cent. per annum
  *Zinssatz*                                *[ ]% per annum*

  Fixed Interest Payment Date(s)            [ ] in each year
  *Feste(r) Zinszahlungstag(e)*             [ ] in jedem Jahr

  First Interest Payment Date                                   [ ]
  *Erster Zinszahlungstag*

  Initial Broken Amount(s) (per specified denomination)         [ ]
  *Anfängliche(r) Bruchteilzinsbetrag(-beträge)*
  *(für jede festgelegte Stückelung)*

  Fixed Interest Date preceding the Maturity Date               [ ]
  *Festzinstermin, der dem Fälligkeitstag vorangeht*

  Final Broken Amount(s) (per specified denomination)           [ ]
  *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede*
  *festgelegte Stückelung)*

☒ **Floating Rate Notes**
  *Variabel verzinsliche Schuldverschreibungen*

  **Interest Payment Dates**
  *Zinszahlungstage*

  Interest Commencement Date                          6 November 2006
  *Verzinsungsbeginn*                                 *6. November 2006*

  Specified Interest Payment Dates        6 May and 6 November in each
                                          year, commencing from and
                                          including 6 May 2007 to and
                                          including the Maturity Date.

  *Festgelegte Zinszahlungstage*          *6. Mai und 6. November eines*
                                          *jeden Jahres; beginnend am 6. Mai*
                                          *2007 (einschließlich) bis zum*
                                          *Fälligkeitstag (einschließlich).*

  Specified Interest Period(s)            6 months
  *Festgelegte Zinsperiode(n)*            *6 Monate*

  **Business Day Convention**
  *Geschäftstagskonvention*

  ☒      Modified Following Business Day Convention
         *Modifizierte folgender Geschäftstag-Konvention*

❏ FRN Convention (specify period(s)
*FRN Konvention (Zeitraum angeben)*

❏ Following Business Day Convention
*Folgender Geschäftstag-Konvention*

❏ Preceding Business Day Convention
*Vorangegangener Geschäftstag-Konvention*

**Relevant Financial Centres**                                                TARGET
***Relevante Finanzzentren***                                                *TARGET*

**Rate of Interest**
***Zinssatz***

⊠ Screen Rate Determination
*Bildschirmfeststellung*

⊠ EURIBOR (Brussels time/TARGET Business
Day/Interbank Market in the euro-zone)
*EURIBOR (Brüsseler Ortszeit/TARGET
Geschäftstag/Interbanken-Markt in der Euro-Zone)*

Screen page                                                                    Reuters EURIBOR01
*Bildschirmseite*                                                              *Reuters EURIBOR01*

❏ LIBOR (London time/London Business Day London
Interbank Market)
*LIBOR (Londoner Ortszeit/Londoner
Geschäftstag/Londoner Interbanken-Markt)*

Screen page
*Bildschirmseite*

❏ Other (specify)
*Sonstige (angeben)*

Screen page
*Bildschirmseite*

❏ Formula
*Formel*
(set forth details in full here or in an attachment)
*(Einzelheiten hier oder in einer Anlage einfügen)*

Reference Banks (if other than as specified in § 3(2))
(specify)
*Referenzbanken (sofern abweichend von § 3
Absatz 2) (angeben)*

❏ ISDA Determination
*ISDA-Feststellung*

❏ Other Method of Determination (insert details (including
Margin, Interest Determination Date, Reference Banks,
fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten
angeben (einschließlich Zinsfestlegungstag, Marge,
Referenzbanken, Ausweichbestimmungen))*

6

**Margin**
*Marge*

0.05 per cent. per annum
*0,05 % per annum*

❏ plus
*plus*

☒ minus
*minus*

**Interest Determination Date**
*Zinsfestlegungstag*

☒ second Business Day prior to commencement of Interest
Period
*zweiter Geschäftstag vor Beginn der jeweiligen
Zinsperiode*

❏ first day of each Interest Period
*erster Tag der jeweiligen Zinsperiode*

❏ other (specify)
*sonstige (angeben)*

**Minimum and Maximum Rate of Interest**
*Mindest- und Höchstzinssatz*

❏ Minimum Rate of Interest
*Mindestzinssatz*

[ ] per cent. per annum
*[ ] % per annum*

❏ Maximum Rate of Interest
*Höchstzinssatz*

[ ] per cent. per annum
*[ ] % per annum*

❏ **Zero Coupon Notes**
**Nullkupon-Schuldverschreibungen**

**Accrual of Interest**
**Auflaufende Zinsen**

Amortisation Yield
*Emissionsrendite*

[ ]

❏ **Dual Currency Notes**
**Doppelwährungs-Schuldverschreibungen**
(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest, a description of any market disruption or
settlement disruption events that affect the underlying
and adjustment rules with relation to events concerning
the underlying))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)
oder Grundlage für die Berechnung des/der
Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine
Beschreibung etwaiger Störungen des Marktes oder bei
der Abrechnung, die den Basiswert beeinflussen sowie
Korrekturvorschriften in Bezug auf Vorfälle, die den
Basiswert beeinflussen))*

[ ]

❏ **Instalment Notes**
**Raten-Schuldverschreibungen**
(set forth details in full here)
*(Einzelheiten einfügen)*

[ ]

❏ **Index-linked Notes**
*Indexierte Schuldverschreibungen*
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events and
adjustment rules with relation to events concerning the
underlying))
*(Einzelheiten einfügen (einschließlich des Index/der
Formel, der Grundlage für die Berechnung der
Zinsbeträge sowie Beschreibung etwaiger Störungen
des Markets oder bei der Abrechnung, die den
Basiswert beeinflussen und Korrekturvorschriften in
Bezug auf Vorfälle, die den Basiswert beeinflussen))*

[ ]

❏ **Credit-linked Notes**
*Credit-linked Notes*
(set forth details in full here (including basis for
calculating interest and fall back provisions))
*(Einzelheiten einfügen (einschließlich der Grundlagen
für die Berechnung der Zinsbeträge sowie
Ausweichbestimmungen))*

[ ]

❏ **other structured Notes**
*andere strukturierte Schuldverschreibungen*
(set forth details in full here (including fall back
provisions, if applicable and the relevant reference date
is not available))
*(Einzelheiten einfügen (einschließlich
Ausweichbestimmungen, wenn anwendbar und der
maßgebliche Referenzsatz nicht verfügbar ist))*

[ ]

**Day Count Fraction**
*Zinstagequotient*

❏ Actual/Actual (ICMA)

❏ Actual/Actual (ISDA) (Actual/365)

❏ Actual/365 (Fixed)

☒ Actual/360, adjusted

❏ 30/360 or 360/360 (Bond Basis)

❏ Other
*Anderer*

**PAYMENTS (§ 4)**
*ZAHLUNGEN (§ 4)*

**Payment Business Day**
*Zahlungstag*

Relevant Financial Centre(s) (specify all)                TARGET
*Relevante(s) Finanzzentren(um) (alle angeben)*          *TARGET*

**REDEMPTION (§ 5)**
*RÜCKZAHLUNG (§ 5)*

**Final Redemption**
*Rückzahlung bei Endfälligkeit*

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
*Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen*

☒ Maturity Date                                                                6 November 2009
  *Fälligkeitstag*                                                            *6. November 2009*

☒ Redemption Month                                                       November 2009
  *Rückzahlungsmonat*                                                   *November 2009*

☒ Final Redemption Amount                                                        Par
  *Rückzahlungsbetrag*                                                            *Par*

☒ Principal amount
  *Nennbetrag*

❑ Final Redemption Amount (per specified denomination)
  *Rückzahlungsbetrag (für jede festgelegte Stückelung)*

❑ **Instalment Notes**
  *Raten-Schuldverschreibungen*
  Instalment Date(s)
  *Ratenzahlungstermin (e)*

  Instalment Amount(s)
  *Rate(n)*

**Early Redemption**
*Vorzeitige Rückzahlung*

**Optional Redemption for Taxation Reasons**                                      No
*Option zur vorzeitigen Rückzahlung aus steuelichen*                            *Nein*
*Gründen*

**Early Redemption at the Option of the Issuer**                                  No
*Vorzeitige Rückzahlung nach Wahl der Emittentin*                               *Nein*

  Minimum Redemption Amount                                                       [ ]
  *Mindestrückzahlungsbetrag*

  Higher Redemption Amount                                                        [ ]
  *Höherer Rückzahlungsbetrag*

  Call Redemption Date(s)                                                         [ ]
  *Wahlrückzahlungstag(e) (Call)*

  Call Redemption Amount(s)                                                       [ ]
  *Wahlrückzahlungsbetrag/-beträge (Call)*

  Minimum Notice to Holders                                                       [ ]
  *Mindestkündigungsfrist*

|  | Maximum Notice to Holders<br>*Höchstkündigungsfrist* | [ ] |

**Early Redemption at the Option of a Holder**
*Vorzeitige Rückzahlung nach Wahl des Gläubigers*

No
*Nein*

Put Redemption Date(s)
*Wahlrückzahlungstag(e) (Put)*

[ ]

Put Redemption Amount(s)
*Wahlrückzahlungsbetrag/-beträge (Put)*

[ ]

Minimum Notice to Issuer
*Mindestkündigungsfrist*

[ ] days
*[ ]Tage*

Maximum Notice to Issuer (never more than 60 days)
*Höchstkündigungsfrist (nie mehr als 60 Tage)*

[ ] days
*[ ]Tage*

**Early Redemption Amount**
*Vorzeitiger Rückzahlungsbetrag*

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

Reference Price
*Referenzpreis*

[ ]

**Redemption of Notes other than Zero Coupon, Fixed Rate,
Floating Rate and Instalment Notes**
*Rückzahlung von Schuldverschreibungen, die weder
Nullkupon-, festverzinsliche, variabel verzinsliche noch
Raten-Schuldverschreibungen sind*

❑   **Dual Currency Notes**
*Doppelwährungs-Schuldverschreibungen*
(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
principal/fall-back provisions))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)
oder Grundlage für die Berechnung des/der
Wechselkurs(e) zur Bestimmung von
Kapitalbeträgen/Ausweichbestimmungen))*

[ ]

❑   **Index-linked Notes**
*Indexierte Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

[ ]

❑   **Credit-linked Notes**
*Credit-linked Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

[ ]

❑   **other structured Notes**
*andere strukturierte Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

[ ]

**FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)**
*EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)*

Paying Agents
*Zahlstellen*

| | | |
|---|---|---|
| ☒ | Fiscal Agent | BNP Paribas Securities Services |
| | *Emissionsstelle* | *BNP Paribas Securities Services* |

☐     Additional Paying Agent(s)/specified office(s)            [ ]
       *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

☒     Calculation Agent
       *Berechnungsstelle*

| | | |
|---|---|---|
| ☒ | Yes | BNP Paribas Securities Services |
| | *Ja* | *BNP Paribas Securities Services* |
| ☐ | No | |
| | *Nein* | |
| ☐ | Required location (specify) | |
| | *Vorgeschriebenen Ort (angeben)* | |

**NOTICES (§ [12])**
*MITTEILUNGEN (§ [12])*

**Place and medium of publication**
*Ort und Medium der Bekanntmachung*

Publication in printed form
*Bekanntmachung in gedruckter Form*

☐     London (Financial Times)
       *London (Financial Times)*

☒     Luxembourg (d'Wort)
       *Luxemburg (d' Wort)*

☐     Germany (Börsen-Zeitung)
       *Deutschland (Börsen-Zeitung)*

☐     Other (specify)                            [ ]
       *sonstige (angeben)*

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

Stock Exchange                                [ ]
*Börse*

Internet Address                             [ ]
*Internetadresse*

| | |
|---|---|
| **Governing Law** | **German Law** |
| *Anwendbares Recht* | *Deutsches Recht* |

**PART II. OTHER INFORMATION**
*TEIL II. ZUSÄTZLICHE INFORMATIONEN*

| | |
|---|---|
| **Interest of natural and legal persons involved in the issue/offer** | none |
| *Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind* | *keine* |

| | |
|---|---|
| **Reasons for the offer** | Refinanzierung |
| *Gründe für das Angebot* | *refinance* |

| | |
|---|---|
| Estimated net proceeds | EUR 49,982,000 |
| *Geschätzter Nettobetrag der Erträge* | *EUR 49.982.000* |

Estimated total expenses of the issue
*Geschätzte Gesamtkosten der Emission*

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

| | |
|---|---|
| ☒ Common Code | 027438903 |
| *Common Code* | *027438903* |
| ☒ ISIN Code | XS0274389039 |
| *ISIN Code* | *XS0274389039* |
| ☒ German Securities Code | HBE1MC |
| *Wertpapier-Kenn-Nummer (WKN)* | *HBE1MC* |
| ❑ Any other securities number | |
| *Sonstige Wertpapier-Kenn-Nummer* | |

**Yield**
*Rendite*

Yield
*Rendite*

Method of calculating the yield
*Berechnungsmethode der Rendite*

❑ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
*ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

❑ Other methods (specify)
*Andere Methoden (angeben)*

❑ **Historic Interest Rates**
*Zinssätze der Vergangenheit*

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
*Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]*

❑ Details relating to the Performance of the [Index][Formula][other variable].
*Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]

*[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]*

Name of index         [ ]
*Bezeichnung des Index*

    Description of index / Details of where information     [ ]
    about index can be obtained
    *Indexbeschreibung / Angaben, wo Informationen*
    *zum Index zu finden sind*

    Description of interest rate     [ ]
    *Beschreibung des Zinssatzes*

    Other equivalent information regarding the underlying     [ ]
    (including, in the case of a basket of underlyings, a disclosure
    of the relevant weightings of each underlying in the basket)
    *Sonstige gleichwertigen Informationen bezüglich des Basiswertes*
    *(einschließlich, im Falle eines Korbs von Basiswerten,*
    *die Angabe der entsprechenden Gewichtungen jedes einzelnen*
    Basiswertes im Korb)

**Comprehensive explanation of how the value of the investment is affected
by the underlying and the circumstances when risks are most evident**
*Umfassende Erläuterung darüber, wie der Wert der Anlage
durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen,
in denen die Risiken offensichtlich sind*

[insert details here].
*[Einzelheiten hier einfügen]*

**Market disruption or settlement disruption events that may affect the underlying**
*Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen*

[insert details here]
*[Einzelheiten hier einfügen]*

**Adjustment rules with relation to events concerning the underlying**
*Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen*

[insert details here]
*[Einzelheiten hier einfügen]*

❑ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
*Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage*

[specify details here]
*[Einzelheiten hier angeben]*

**Selling Restrictions**
*Verkaufsbeschränkungen*

☒ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

☒ TEFRA C
*TEFRA C*

❑ TEFRA D

*TEFRA D*

❑ Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

❑ Additional Selling Restrictions (specify) **[ ]**
*Zusätzliche Verkaufsbeschränkungen (angeben)*

**Taxation**
*Besteuerung*

Information on taxes on the income from the Notes none
withheld at source in respect of countries where
the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene* *keine*
*Steuer auf Schuldverschreibungen hinsichtlich der*
*Länder in denen das Angebot unterbreitet oder die*
*Zulassung zum Handel beantragt wird.*

**Restrictions on the free transferability of the Notes** none
*Beschränkungen der freien Übertragbarkeit der Wertpapiere* *keine*

**TERMS AND CONDITIONS OF THE OFFER**
*BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

**Conditions, offer statistics, plan of distribution and allotment, pricing**
*Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*

**Method of distribution**
*Vertriebsmethode*

☒ Non-syndicated
*Nicht syndiziert*

❑ Syndicated
*Syndiziert*

Date of Subscription Agreement
*Datum des Subscription Agreements*

**Management Details including form of commitment**
*Einzelheiten bezüglich des Bankenkonsortiums*
*einschließlich der Art der Übernahme*

Dealer / Management Group (specify name and address) Morgan Stanley & Co. International
*Plazeur / Bankenkonsortiumr (Name und Adresse angeben)* Limited
*Morgan Stanley & Co. International*
*Limited*

☒ firm commitment
*feste Zusage*

❑ no firm commitment/best efforts arrangements
*keine feste Zusage/zu den bestmöglichen Bedingungen*

**Commissions**
*Provisionen*

Management/Underwriting Commission (specify)
*Management- und Übernahmeprovision (angeben)*

Selling Concession (specify)
*Verkaufsprovision (angeben)*

Other (specify)
*Andere (angeben)*

**Stabilising Dealer/Manager**                                    None
***Kursstabilisierender Dealer/Manager***                        *keiner*

**Subscription Agreement**                                        [ ]
***Übernahmevertrag***

- Date of subscription agreement                                  [ ]
  *Datum des Übernahmevertrags*

- General features of the subscription agreement (including the quotas)
  *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*

**Listing(s)**                                                    Yes
***Börsenzulassung(en)***                                         *Ja*

☒ Luxembourg
  *Luxemburg*

    ☒ Regulated Market "*Bourse de Luxembourg*"

    ❏ Euro MTF

❏ Düsseldorf

❏ Other (insert details)
  *sonstige (Einzelheiten einfügen)*

**Date of admission**
***Termin der Zulassung***

**Estimate of the total expenses related to admission to trading**   EUR 1,500
***Geschätzte Gesamtkosten für die Zulassung zum Handel***           *EUR 1,500*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

❏   Luxembourg (Bourse de Luxembourg)
    *Luxemburg (Bourse de Luxembourg)*

❏   Düsseldorf

❏   Other (insert details)                                      [ ]
    *Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☒ Not applicable
  *Nicht anwendbar*

**Rating**
*Rating* ...........................................................................................................................................*Beantragt*

Requested

**Other relevant terms and conditions (specify)**
*Andere relevante Bestimmungen (einfügen)*

[ ]

**Listing:**
*Börsenzulassung:*

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 6 November 2006).
*Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 6. November 2006) erforderlich sind.*

**Responsibility**
*Verantwortlichkeit*

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*

Hypothekenbank in Essen Aktiengesellschaft

_____
[Name & title of signatory]
*[Name und Titel des Unterzeichnenden]*

Final Terms
*Endgültige Bedingungen*

Euro 100,000,000 Floating Rate Public-Sector Pfandbriefe due 6 November 2009
issued pursuant to the

*Euro 100.000.000 varaible verzinsliche Öffentliche Pfandbriefe fällig am 6. November 2009*
*begeben aufgrund des*

**Euro 30,000,000,000**
**Essen Hyp Debt Issuance Programme**

dated 28 April 2006
*datiert 28. April 2006*

of
*der*

**Hypothekenbank in Essen Aktiengesellschaft**

Issue Price: 99.971 per cent.
*Ausgabepreis: 99,971%*

Issue Date: 6 November 2006
*Valutierungstag: 6. November 2006*

Series No: HBE1MC
*Serien Nr.: HBE1MC*

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds notes/securities prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds notes/securities prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

## I. TERMS AND CONDITIONS
## *I. EMISSIONSBEDINGUNGEN*

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

*Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.*

*Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.*

*Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.*

### PART I.A. Notes other than Participation Certificates
### *TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind*

| | |
|---|---|
| **Issuer** | **Hypothekenbank in Essen** |
| ***Emittentin*** | **. Aktiengesellschaft** |

**Form of Conditions**
*Form der Bedingungen*

☒      Long-Form
         *Nicht-konsolidierte Bedingungen*

☐      Integrated
         *Konsolidierte Bedingungen*

**Language of Conditions**
*Sprache der Bedingungen*

☐      German only
         *ausschließlich Deutsch*

☐      English only
         *ausschließlich Englisch*

☐      English and German (English controlling)
         *Englisch und Deutsch (englischer Text maßgeblich)*

☒      German and English (German controlling)
         *Deutsch und Englisch (deutscher Text maßgeblich)*

**Currency, Denomination, Form, Certain Definitions (§ 1)**
*Währung, Stückelung, Form, Definitionen (§ 1)*

**Currency and Denomination**
**Währung und Stückelung**

| | |
|---|---|
| Specified Currency<br>*Festgelegte Währung* | Euro ("EUR")<br>*Euro ("EUR")* |
| Aggregate Principal Amount<br>*Gesamtnennbetrag* | EUR 100,000,000<br>*EUR 100.000.000* |
| Specified Denomination(s)<br>*Festgelegte Stückelung/Stückelungen* | EUR 50,000<br>*EUR 50.000* |
| Number of Notes to be issued in each Specified Denomination<br>*Anzahl der in jeder festgelegten Stückelung auszugebenden*<br>*Schuldverschreibungen* | 2,000<br>*2.000* |
| Minimum Transfer Amount (specify)<br>*Mindestnennbetrag für Übertragungen (angeben)* | EUR 50,000<br>*EUR 50.000* |

**Form**
**Form**

☐ **Notes**
**Schuldverschreibungen**

☒ **Pfandbriefe**

    ☐    Mortgage Pfandbriefe
            *Hypothekenpfandbriefe*

    ☒    Public-Sector Pfandbriefe
            *Öffentliche Pfandbriefe*

☐ **New Global Note**            **[Yes/No]**
*New Global Note*             *[Ja/Nein]*

☒ **TEFRA C**
**TEFRA C**

    ☒    Permanent Global Note
            *Dauerglobalurkunde*

    ☐    Temporary Global Note exchangeable for:
            *Vorläufige Globalurkunde austauschbar gegen:*

            ☐    Definitive Notes
                    *Einzelurkunden*

☐ **TEFRA D**
**TEFRA D**

    Temporary Global Note exchangeable for:
    *Vorläufige Globalurkunde austauschbar gegen:*

    ☐    Permanent Global Note
            *Dauerglobalurkunde*

☐      Definitive Notes
        *Einzelurkunden*

☐  **Neither TEFRA D nor TEFRA C**
   *Weder TEFRA D noch TEFRA C*

     ☐      Permanent Global Note
            *Dauerglobalurkunde*

     ☐      Temporary Global Note exchangeable for:
            *Vorläufige Globalurkunde austauschbar gegen:*

          ☐      Definitive Notes
                  *Einzelurkunden*

**Definitive Notes**                                              **No**
*Einzelurkunden*                                                 *Nein*

☐      Coupons
        *Zinsscheine*

☐      Talons
        *Talons*

☐      Receipts
        *Rückzahlungsscheine*

**Certain Definitions**
*Definitionen*

Clearing System
*Clearing System*

☐      Clearstream Banking AG
        Neue Börsenstraße 1
        D-60487 Frankfurt am Main

☒      Euroclear Bank S.A./N.V. (Euroclear Operator)
        1 Boulevard du Roi Albert II
        B-1210 Brussels

☒      Clearstream Banking, société anonyme
        42 Avenue JF Kennedy
        L-1855 Luxembourg

☐      The Depository Trust Company
        55 Water Street
        New York, NY 10041-0099
        USA

☐      Other – (specify)
        *sonstige (angeben)*

**STATUS (§ 2)**
*STATUS (§ 2)*

☐      Unsubordinated
        *Nicht-nachrangig*

☐      Subordinated
        *Nachrangig*

**INTEREST (§ 3)**
*ZINSEN (§ 3)*

❏ **Fixed Rate Notes**
  *Festverzinsliche Schuldverschreibungen*

  **Rate of Interest and Interest Payment Dates**
  *Zinssatz und Zinszahlungstage*

  Interest Commencement Date                                    [ ]
  *Verzinsungsbeginn*

  Rate of Interest                              [ ] per cent. per annum
  *Zinssatz*                                    *[ ]% per annum*

  Fixed Interest Payment Date(s)                [ ] in each year
  *Feste(r) Zinszahlungstag(e)*                 [ ] in jedem Jahr

  First Interest Payment Date                                   [ ]
  *Erster Zinszahlungstag*

  Initial Broken Amount(s) (per specified denomination)         [ ]
  *Anfängliche(r) Bruchteilzinsbetrag(-beträge)*
  *(für jede festgelegte Stückelung)*

  Fixed Interest Date preceding the Maturity Date               [ ]
  *Festzinstermin, der dem Fälligkeitstag vorangeht*

  Final Broken Amount(s) (per specified denomination)           [ ]
  *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede*
  *festgelegte Stückelung)*

☒ **Floating Rate Notes**
  *Variabel verzinsliche Schuldverschreibungen*

  **Interest Payment Dates**
  *Zinszahlungstage*

  Interest Commencement Date                    6 November 2006
  *Verzinsungsbeginn*                           *6. November 2006*

  Specified Interest Payment Dates              6 May and 6 November in each
                                                year, commencing from and
                                                including 6 May 2007 to and
                                                including the Maturity Date.

  *Festgelegte Zinszahlungstage*                *6. Mai und 6. November eines*
                                                *jeden Jahres; beginnend am 6. Mai*
                                                *2007 (einschließlich) bis zum*
                                                *Fälligkeitstag (einschließlich).*

  Specified Interest Period(s)                  6 months
  *Festgelegte Zinsperiode(n)*                  *6 Monate*

  **Business Day Convention**
  *Geschäftstagskonvention*

    ☒     Modified Following Business Day Convention
          *Modifizierte folgender Geschäftstag-Konvention*

5

☐       FRN Convention (specify period(s)
         *FRN Konvention (Zeitraum angeben)*

☐       Following Business Day Convention
         *Folgender Geschäftstag-Konvention*

☐       Preceding Business Day Convention
         *Vorangegangener Geschäftstag-Konvention*

**Relevant Financial Centres**                          TARGET
***Relevante Finanzzentren***                          *TARGET*

**Rate of Interest**
***Zinssatz***

☒     Screen Rate Determination
      *Bildschirmfeststellung*

       ☒ EURIBOR (Brussels time/TARGET Business
          Day/Interbank Market in the euro-zone)
          *EURIBOR (Brüsseler Ortszeit/TARGET*
          *Geschäftstag/Interbanken-Markt in der Euro-Zone)*

          Screen page                        Reuters EURIBOR01
          *Bildschirmseite*                    *Reuters EURIBOR01*

       ☐ LIBOR (London time/London Business Day London
          Interbank Market)
          *LIBOR (Londoner Ortszeit/Londoner*
          *Geschäftstag/Londoner Interbanken-Markt)*

          Screen page
          *Bildschirmseite*

       ☐ Other (specify)
          *Sonstige (angeben)*

          Screen page
          *Bildschirmseite*

       ☐ Formula
          *Formel*
          (set forth details in full here or in an attachment)
          *(Einzelheiten hier oder in einer Anlage einfügen)*

          Reference Banks (if other than as specified in § 3(2))
          (specify)
          *Referenzbanken (sofern abweichend von § 3*
          *Absatz 2) (angeben)*

☐      ISDA Determination
       *ISDA-Feststellung*

☐      Other Method of Determination (insert details (including
       Margin, Interest Determination Date, Reference Banks,
       fall-back provisions))
       *Andere Methoden der Bestimmung (Einzelheiten*
       *angeben (einschließlich Zinsfestlegungstag, Marge,*
       *Referenzbanken, Ausweichbestimmungen))*

**Margin**
*Marge*

0.05 per cent. per annum
*0,05 % per annum*

☐ plus
*plus*

☒ minus
*minus*

**Interest Determination Date**
*Zinsfestlegungstag*

☒ second Business Day prior to commencement of Interest Period
*zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*

☐ first day of each Interest Period
*erster Tag der jeweiligen Zinsperiode*

☐ other (specify)
*sonstige (angeben)*

**Minimum and Maximum Rate of Interest**
*Mindest- und Höchstzinssatz*

☐ Minimum Rate of Interest
*Mindestzinssatz*

[ ] per cent. per annum
*[ ] % per annum*

☐ Maximum Rate of Interest
*Höchstzinssatz*

[ ] per cent. per annum
*[ ] % per annum*

☐ **Zero Coupon Notes**
*Nullkupon-Schuldverschreibungen*

**Accrual of Interest**
*Auflaufende Zinsen*

Amortisation Yield
*Emissionsrendite*

[ ]

☐ **Dual Currency Notes**
*Doppelwährungs-Schuldverschreibungen*
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))*

[ ]

☐ **Instalment Notes**
*Raten-Schuldverschreibungen*
(set forth details in full here)
*(Einzelheiten einfügen)*

[ ]

❑ **Index-linked Notes**                                    [ ]
*Indexierte Schuldverschreibungen*
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events and
adjustment rules with relation to events concerning the
underlying))
*(Einzelheiten einfügen (einschließlich des Index/der
Formel, der Grundlage für die Berechnung der
Zinsbeträge sowie Beschreibung etwaiger Störungen
des Markets oder bei der Abrechnung, die den
Basiswert beeinflussen und Korrekturvorschriften in
Bezug auf Vorfälle, die den Basiswert beeinflussen))*

❑ **Credit-linked Notes**                                    [ ]
*Credit-linked Notes*
(set forth details in full here (including basis for
calculating interest and fall back provisions))
*(Einzelheiten einfügen (einschließlich der Grundlagen
für die Berechnung der Zinsbeträge sowie
Ausweichbestimmungen))*

❑ **other structured Notes**                                 [ ]
*andere strukturierte Schuldverschreibungen*
(set forth details in full here (including fall back
provisions, if applicable and the relevant reference date
is not available))
*(Einzelheiten einfügen (einschließlich
Ausweichbestimmungen, wenn anwendbar und der
maßgebliche Referenzsatz nicht verfügbar ist))*

**Day Count Fraction**
*Zinstagequotient*

❑ Actual/Actual (ICMA)

❑ Actual/Actual (ISDA) (Actual/365)

❑ Actual/365 (Fixed)

☒ Actual/360, adjusted

❑ 30/360 or 360/360 (Bond Basis)

❑ Other
  *Anderer*

**PAYMENTS (§ 4)**
*ZAHLUNGEN (§ 4)*

**Payment Business Day**
*Zahlungstag*

Relevant Financial Centre(s) (specify all)                   TARGET
*Relevante(s) Finanzzentren(um) (alle angeben)*              *TARGET*

8

**REDEMPTION (§ 5)**
*RÜCKZAHLUNG (§ 5)*

**Final Redemption**
*Rückzahlung bei Endfälligkeit*

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
*Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen*

| | | |
|---|---|---|
| ☒ | Maturity Date<br>*Fälligkeitstag* | 6 November 2009<br>*6. November 2009* |
| ☒ | Redemption Month<br>*Rückzahlungsmonat* | November 2009<br>*November 2009* |
| ☒ | Final Redemption Amount<br>*Rückzahlungsbetrag* | Par<br>*Par* |
| ☒ | Principal amount<br>*Nennbetrag* | |
| ❏ | Final Redemption Amount (per specified denomination)<br>*Rückzahlungsbetrag (für jede festgelegte Stückelung)* | |

❏ **Instalment Notes**
*Raten-Schuldverschreibungen*
Instalment Date(s)
*Ratenzahlungstermin (e)*

Instalment Amount(s)
*Rate(n)*

**Early Redemption**
*Vorzeitige Rückzahlung*

| | |
|---|---|
| **Optional Redemption for Taxation Reasons**<br>*Option zur vorzeitigen Rückzahlung aus steuelichen Gründen* | No<br>*Nein* |
| **Early Redemption at the Option of the Issuer**<br>*Vorzeitige Rückzahlung nach Wahl der Emittentin* | No<br>*Nein* |
| Minimum Redemption Amount<br>*Mindestrückzahlungsbetrag* | [ ] |
| Higher Redemption Amount<br>*Höherer Rückzahlungsbetrag* | [ ] |
| Call Redemption Date(s)<br>*Wahlrückzahlungstag(e) (Call)* | [ ] |
| Call Redemption Amount(s)<br>*Wahlrückzahlungsbetrag/-beträge (Call)* | [ ] |
| Minimum Notice to Holders<br>*Mindestkündigungsfrist* | [ ] |

| | | |
|---|---|---|
| Maximum Notice to Holders<br>*Höchstkündigungsfrist* | | [ ] |
| **Early Redemption at the Option of a Holder**<br>***Vorzeitige Rückzahlung nach Wahl des Gläubigers*** | | No<br>*Nein* |
| Put Redemption Date(s)<br>*Wahlrückzahlungstag(e) (Put)* | | [ ] |
| Put Redemption Amount(s)<br>*Wahlrückzahlungsbetrag/-beträge (Put)* | | [ ] |
| Minimum Notice to Issuer<br>*Mindestkündigungsfrist* | | [ ] days<br>*[ ]Tage* |
| Maximum Notice to Issuer (never more than 60 days)<br>*Höchstkündigungsfrist (nie mehr als 60 Tage)* | | [ ] days<br>*[ ]Tage* |

**Early Redemption Amount**
***Vorzeitiger Rückzahlungsbetrag***

Zero Coupon Notes:
*Nullkupon-Schuldverschreibungen:*

| | |
|---|---|
| Reference Price<br>*Referenzpreis* | [ ] |

**Redemption of Notes other than Zero Coupon, Fixed Rate,
Floating Rate and Instalment Notes**
***Rückzahlung von Schuldverschreibungen, die weder
Nullkupon-, festverzinsliche, variabel verzinsliche noch
Raten-Schuldverschreibungen sind***

❑ **Dual Currency Notes**                                   [ ]
     ***Doppelwährungs-Schuldverschreibungen***
     (set forth details in full here (including exchange rate(s)
     or basis for calculating exchange rate(s) to determine
     principal/fall-back provisions))
     *(Einzelheiten einfügen (einschließlich Wechselkurs(e)*
     *oder Grundlage für die Berechnung des/der*
     *Wechselkurs(e) zur Bestimmung von*
     *Kapitalbeträgen/Ausweichbestimmungen))*

❑ **Index-linked Notes**                                        [ ]
     ***Indexierte Schuldverschreibungen***
     (set forth details in full here)
     *(Einzelheiten einfügen)*

❑ **Credit-linked Notes**                                      [ ]
     ***Credit-linked Schuldverschreibungen***
     (set forth details in full here)
     *(Einzelheiten einfügen)*

❑ **other structured Notes**                                 [ ]
     ***andere strukturierte Schuldverschreibungen***
     (set forth details in full here)
     *(Einzelheiten einfügen)*

**FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)**
*EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)*

Paying Agents
*Zahlstellen*

☒     Fiscal Agent                                           BNP Paribas Securities Services
           *Emissionsstelle*                                  *BNP Paribas Securities Services*

❑     Additional Paying Agent(s)/specified office(s)                     [ ]
           *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*

☒     Calculation Agent
           *Berechnungsstelle*

       ☒     Yes                                        BNP Paribas Securities Services
               *Ja*                                        *BNP Paribas Securities Services*
       ❑     No
               *Nein*
       ❑     Required location (specify)
               *Vorgeschriebenen Ort (angeben)*

**NOTICES (§ [12])**
*MITTEILUNGEN (§ [12])*

**Place and medium of publication**
*Ort und Medium der Bekanntmachung*

Publication in printed form
*Bekanntmachung in gedruckter Form*

❑       London (Financial Times)
           *London (Financial Times)*

☒       Luxembourg (d'Wort)
           *Luxemburg (d' Wort)*

❑       Germany (Börsen-Zeitung)
           *Deutschland (Börsen-Zeitung)*

❑       Other (specify)                                              [ ]
           *sonstige (angeben)*

Publication on the website of the stock exchange
*Bekanntmachung auf der Website der Börse*

      Stock Exchange                                            [ ]
      *Börse*

      Internet Address                                          [ ]
      *Internetadresse*

**Governing Law**                                                     **German Law**
*Anwendbares Recht*                                               *Deutsches Recht*

**PART II. OTHER INFORMATION**
*TEIL II. ZUSÄTZLICHE INFORMATIONEN*

| | |
|---|---|
| **Interest of natural and legal persons involved in the issue/offer** | none |
| *Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind* | *keine* |

| | |
|---|---|
| **Reasons for the offer** | Refinanzierung |
| *Gründe für das Angebot* | *refinance* |

| | |
|---|---|
| Estimated net proceeds | EUR 100,000,000 |
| *Geschätzter Nettobetrag der Erträge* | *EUR 100.000.000* |

Estimated total expenses of the issue
*Geschätzte Gesamtkosten der Emission*

**Securities Identification Numbers**
*Wertpapier-Kenn-Nummern*

| | |
|---|---|
| ☒ Common Code | 027438903 |
| *Common Code* | *027438903* |

| | |
|---|---|
| ☒ ISIN Code | XS0274389039 |
| *ISIN Code* | *XS0274389039* |

| | |
|---|---|
| ☒ German Securities Code | HBE1MC |
| *Wertpapier-Kenn-Nummer (WKN)* | *HBE1MC* |

❑ Any other securities number
*Sonstige Wertpapier-Kenn-Nummer*

**Yield**
*Rendite*

Yield
*Rendite*

Method of calculating the yield
*Berechnungsmethode der Rendite*

❑ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
*ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen*

❑ Other methods (specify)
*Andere Methoden (angeben)*

❑ **Historic Interest Rates**
*Zinssätze der Vergangenheit*

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
*Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]*

❑     Details relating to the Performance of the [Index][Formula][other variable].
*Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]*

    [specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]

*[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]*

Name of index      [ ]
*Bezeichnung des Index*

Description of index / Details of where information      [ ]
about index can be obtained
*Indexbeschreibung / Angaben, wo Informationen*
*zum Index zu finden sind*

Description of interest rate      [ ]
*Beschreibung des Zinssatzes*

Other equivalent information regarding the underlying      [ ]
(including, in the case of a basket of underlyings, a disclosure
of the relevant weightings of each underlying in the basket)
*Sonstige gleichwertigen Informationen bezüglich des Basiswertes*
*(einschließlich, im Falle eines Korbs von Basiswerten,*
*die Angabe der entsprechenden Gewichtungen jedes einzelnen*
Basiswertes im Korb)

**Comprehensive explanation of how the value of the investment is affected**
**by the underlying and the circumstances when risks are most evident**
***Umfassende Erläuterung darüber, wie der Wert der Anlage***
***durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen,***
***in denen die Risiken offensichtlich sind***

[insert details here]
*[Einzelheiten hier einfügen]*

**Market disruption or settlement disruption events that may affect the underlying**
***Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen***

[insert details here]
*[Einzelheiten hier einfügen]*

**Adjustment rules with relation to events concerning the underlying**
***Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen***

[insert details here]
*[Einzelheiten hier einfügen]*

❑ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
***Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage***

[specify details here]
*[Einzelheiten hier angeben]*

**Selling Restrictions**
***Verkaufsbeschränkungen***

☒ The Selling Restrictions set out in the Prospectus shall apply.
*Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.*

☒ TEFRA C
*TEFRA C*

❑ TEFRA D

*TEFRA D*

☐ Neither TEFRA C nor TEFRA D
*Weder TEFRA C noch TEFRA D*

☐ Additional Selling Restrictions (specify)                                                                        [ ]
*Zusätzliche Verkaufsbeschränkungen (angeben)*

## Taxation
### *Besteuerung*

Information on taxes on the income from the Notes                                                              none
withheld at source in respect of countries where
the offer is being made or admission to trading is being sought.
*Informationen über die an der Quelle einbehaltene                                                             keine*
*Steuer auf Schuldverschreibungen hinsichtlich der*
*Länder in denen das Angebot unterbreitet oder die*
*Zulassung zum Handel beantragt wird.*

**Restrictions on the free transferability of the Notes**                                                     none
***Beschränkungen der freien Übertragbarkeit der Wertpapiere***                                              *keine*

## TERMS AND CONDITIONS OF THE OFFER
### *BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS*

**Conditions, offer statistics, plan of distribution and allotment, pricing**
***Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung***

**Method of distribution**
***Vertriebsmethode***

☒        Non-syndicated
         *Nicht syndiziert*

☐        Syndicated
         *Syndiziert*

Date of Subscription Agreement
*Datum des Subscription Agreements*

**Management Details including form of commitment**
***Einzelheiten bezüglich des Bankenkonsortiums***
***einschließlich der Art der Übernahme***

Dealer / Management Group (specify name and address)              Morgan Stanley & Co. International
*Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*                                     Limited
                                                                 *Morgan Stanley & Co. International*
                                                                                             *Limited*

☒        firm commitment
         *feste Zusage*

☐        no firm commitment/best efforts arrangements
         *keine feste Zusage/zu den bestmöglichen Bedingungen*

**Commissions**
***Provisionen***

Management/Underwriting Commission (specify)
*Management- und Übernahmeprovision (angeben)*

Selling Concession (specify)
*Verkaufsprovision (angeben)*

Other (specify)
*Andere (angeben)*

**Stabilising Dealer/Manager**                                              None
***Kursstabilisierender Dealer/Manager***                                 *keiner*

**Subscription Agreement**                                                   [ ]
***Übernahmevertrag***

- Date of subscription agreement                                             [ ]
  *Datum des Übernahmevertrags*

- General features of the subscription agreement (including the quotas)
  *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*

**Listing(s)**                                                               Yes
***Börsenzulassung(en)***                                                     *Ja*

☒ Luxembourg
   *Luxemburg*

   ☒ Regulated Market "*Bourse de Luxembourg*"

   ☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
   *sonstige (Einzelheiten einfügen)*

**Date of admission**
***Termin der Zulassung***

**Estimate of the total expenses related to admission to trading**        EUR 1,800
***Geschätzte Gesamtkosten für die Zulassung zum Handel***                *EUR 1,800*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
*Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind*

☐   Luxembourg (Bourse de Luxembourg)
    *Luxemburg (Bourse de Luxembourg)*

☐   Düsseldorf

☐   Other (insert details)                                                   [ ]
    *Andere (Einzelheiten einfügen)*

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
*Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung*

☒   Not applicable
    *Nicht anwendbar*

**Rating**
*Rating*

**Other relevant terms and conditions (specify)**                                              [ ]
*Andere relevante Bestimmungen (einfügen)*


**Listing**:
*Börsenzulassung*:


The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 6 November 2006).
*Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 6. November 2006) erforderlich sind.*


**Responsibility**
*Verantwortlichkeit*

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
*Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.*


Hypothekenbank in Essen Aktiengesellschaft


_____
[Name & title of signatory]
*[Name und Titel des Unterzeichnenden]*

# ESSEN HYP

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**Sec 28 PfandBG**
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IFR **Crystal Clear** D1 rated

**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters** » more

| Ratings | public-sector *Pfand-briefe* | mortgage *Pfand-briefe* |
|---|---|---|
| S&P | AAA | – |
| Moody's | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

» more

**Economic and Interest Rate Outlook G3**
» more

---

▶ **Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"**

▶ **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"**

**Fitch Ratings affirms Essen Hyp at "A"; Upgrades Support rating to "1"**

Fitch Ratings upgraded Hypothekenbank in Essen AG´s Support rating to "1" from "2" on December 18, 2006. Its other ratings are affirmed at Issuer Default "A" with Stable Outlook, Short-term F1 and Individual "B/C". Essen Hyp´s public sector and mortgage *Pfandbriefe* are rated "AAA".

▶ **Fitch Ratings Credit Analysis as of December 19, 2006 (PDF)**

**Hypothekenbank in Essen AG Long-Term Ratings Raised to "A–"; Outlook Stable**

On June 1, 2006, Standard & Poor´s Ratings Services raised its long-term counterparty credit ratings on Hypothekenbank in Essen AG (Essen Hyp) to "A–" from "BBB+". The "A-2" short-term ratings were affirmed. The outlook is stable.

▶ **S&P Bank Credit Report as of June 1, 2006 (PDF)**

**International Real Estate Finance: Europe and North America**

Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into

practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.

» **more**

**Current Financial and Economic Topics**
United States: Interest rate commentary - back again as a U.S. growth optimist!

» **more**

**Interest Rate Forecast Meeting**
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» **more**

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**Investor Relations**

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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**vdp-Pfandbrief Curve**



» more

**Credit Research**
Last update: Dec 2006

**Sec 28 PfandBG**
Last update: Sep 2006
» more

**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters** » more

| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |
| » more | | |

**Economic and Interest Rate Outlook G3**
» more

Investor Relations - Essen Hyp: Key competence in capital market business

**Current Financial and
Economic Topics**
United States: Interest rate
commentary - back again as a
U.S. growth optimist!
» **more**

**Interest Rate Forecast
Meeting**
Economists and portfolio
managers from all over
Germany participate in
these meetings and discuss
the future interest rate and
economic development.
» **more**



ESSEN HYP

Home

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» Ratings and Analyses

Interest Rate Forecast G3

Interest Rate Forecast Meeting

Current Financial Topics

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Bonds & Notes

Financial Reports

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Finance

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Contact

» www.essenhyp.de

## Investor Relations

Ratings and Analyses (as of: June 1, 2006)

| Ratings | S & P | Moody's | Fitch Ratings |
|---|---|---|---|
| *Pfandbriefe* | | | |
| - public-sector | AAA | Aaa | AAA |
| - mortgage | not rated | Aa1 | AAA |
| Long-term counterparty rating | A-<br>(outlook stable) | A2<br>(outlook stable) | A<br>(outlook stable) |
| Short-term counterparty rating | A-2 | P-1 | F1 |
| Notes issued under the Debt Issuance Program | | | |
| - Senior Unsecured Debt | A- | A2 | not rated |
| - Subordinated Debt | BBB+ | A3 | not rated |
| Commercial Paper Program | A-2 | P-1 | not rated |
| Financial Strength | not rated | C | B/C |

## Rating Reports

▶ **Standard & Poor's**  **Bank Credit Report as of June 1, 2006** and **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004.**

▶ **Moody's**  **Rating Analysis as of June 2006** and **Press Release as of December 13, 2005.**

▶ **Fitch Ratings**  **Rating Analysis as of December 19, 2006**

(Acrobat Reader required. **Download Acrobat Reader** )

Investor relations - Ratings and Analyses

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## Investor relations

Interest Rate Forecast G3

**Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan May 2006**

My optimistic forecasts for the United States have once again proved true. The U.S. economy grew at a robust rate of 3.5% in the past year, in accordance with my expectations. My forecast that the Federal Reserve would raise its fed funds target rate without a pause up to 5.0% has already proved true as well. Special contentment after the long period of false bond yield forecasts, however, comes from the fact that U.S. long-term interest rates finally changed their direction upwards, as forecast by me. In my opinion, firstly this is mainly due to the market participants' declining doubts on the sustainability of the U.S. upswing. Secondly, the enticement for Japanese investors to search for yields in the U.S. inclined in the light of increased Japanese long-term interest rates. » **more** **(PDF)**

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» **www.essenhyp.de**

Search: [        ] [go]

**vdp-Pfandbrief Curve**



» more

**Credit Research**
Last update: Dec 2006

**Sec 28 PfandBG**
Last update: Sep 2006
» more

IFR
Crystal
Clear

**Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters** » more

| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody's | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |
| » more | | |

**Economic and Interest Rate Outlook G3**
» more

**Current Financial and
Economic Topics**
United States: Interest rate
commentary - back again as a
U.S. growth optimist!
» **more**

**Interest Rate Forecast
Meeting**
Economists and portfolio
managers from all over
Germany participate in
these meetings and discuss
the future interest rate and
economic development.
» **more**

**ESSEN HYP**

Home

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» Interest Rate Forecast Meeting

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## Investor Relations

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to:
**Dirk.Chlench@essenhyp.com**

▶ **Forecast meeting Sep 7, 2006**
▶ **Forecast meeting Mar 7, 2006**
▶ **Forecast meeting Nov 2, 2005**
▶ **Forecast meeting Jul 5, 2005**
▶ **Forecast meeting Mar 22, 2005**
▶ **Forecast meeting Nov 4, 2004**
▶ **Forecast meeting Jul 7, 2004**
▶ **Forecast meeting Mar 25, 2004**
▶ **Forecast meeting Nov 3, 2003**
▶ **Forecast meeting Mar 27, 2003**
▶ **Forecast meeting Nov 6, 2002**
▶ **Forecast meeting Aug 19, 2002**
▶ **Forecast meeting May 14, 2002**
▶ **Forecast meeting Feb 7, 2002**
▶ **Forecast meeting Oct 1, 2001**
▶ **Forecast meeting Jun 19, 2001**
▶ **Forecast meeting Jan 24, 2001**
▶ **Forecast meeting Nov 22, 2000**
▶ **Forecast meeting Sep 14, 2000**
▶ **Forecast meeting Jul 18, 2000**
▶ **Forecast meeting May 16, 2000**

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**vdp-Pfandbrief Curve**



» more

**Credit Research**
Last update: Dec 2006

**Sec 28 PfandBG**
Last update: Sep 2006
» more

**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters** » more

| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

» more

**Economic and Interest Rate Outlook G3**
» more

**Current Financial and Economic Topics**

United States: Interest rate commentary – back again as a U.S. growth optimist!

**» more**

**Interest Rate Forecast Meeting**

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

**» more**



ESSEN HYP

- Home
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- Credit Research
- Bonds & Notes
- Financial Reports
- International Real Estate
- Finance
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- Info Pool / Press
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» www.essenhyp.de

Search:

**vdp-Pfandbrief Curve**

» more

**Credit Research**
Last update: Dec 2006

**Sec 28 PfandBG**
Last update: Sep 2006
» more

**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more**

| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

» more

**Economic and Interest Rate.Outlook.G3**
» more

# Interest Rate Forecast Meeting on September 7, 2006

Results of the consensus survey

Forecast for the ECB main refi rate
Status as of September 07, 2006: 3.00%

| | 3rd quarter of 2006 | 4th quarter of 2006 | 1st quarter of 2007 | 2nd quarter of 2007 | 3rd quarter of 2007 |
|---|---|---|---|---|---|
| Consensus Forecast | 3.00% | 3.50% | 3.50% | 3.50% | 3.50% |
| Highest Forecast | 3.25% | 3.50% | 3.75% | 4.00% | 4.00% |
| Lowest Forecast | 3.00% | 3.25% | 3.25% | 3.00% | 3.00% |
| as of Quarter-end | | | | | |

Forecast for the 10-year *Pfandbrief* yields
Status as of September 07, 2006: 4.05%

| | 3rd quarter of 2006 | 4th quarter of 2006 | 1st quarter of 2007 | 2nd quarter of 2007 | 3rd quarter of 2007 |
|---|---|---|---|---|---|
| Consensus Forecast | 4.00% | 4.00% | 4.00% | 4.00% | 4.05% |
| Highest Forecast | 4.20% | 4.40% | 4.60% | 4.65% | 4.65% |
| Lowest Forecast | 3.80% | 3.70% | 3.50% | 3.50% | 3.50% |
| as of Quarter-end | | | | | |

**Participants:**

**Thomas Homm**, Bank im Bistum Essen, Essen

**Current Financial and Economic Topics**
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

**Interest Rate Forecast Meeting**
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Bernd Bäume, Bankhaus Lampe, Düsseldorf
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum
Peter Wirth, Deutsche Apotheker- und Ärztebank, Düsseldorf
Mario Kalupa, Gallinat-Bank AG, Essen
Dr. Katja Rietzler, Institut für Makroökonomie und Konjunkturforschung, Düsseldorf
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Sandra Petcov, Lehman Brothers International, London
Gernot Griebling, Landesbank Baden-Württemberg, Stuttgart
Eugen Keller, Bankhaus Metzler, Frankfurt am Main
Ekkehard Link, National-Bank AG, Essen
Dirk Hüttemann, Volksbank Marl-Recklinghausen, Marl
Timo Klein, Global Insight (Deutschland) GmbH, Frankfurt am Main
Dr. Harald Loy, Deutsche Bundesbank, Düsseldorf
Dieter Thomaschowski, IRIC GmbH, Erkrath
Dr. Frank Brocks, Hypothekenbank in Essen AG, Essen
Dirk Schoppmeier, Sparkasse Essen, Essen
Jan Bottermann, National-Bank AG, Essen
Jens Remmers, Hypothekenbank in Essen AG, Essen
Peter Hohlfeld, Institut für Makroökonomie und Konjunkturforschung, Düsseldorf
Daniel Hupfer, M.M. Warburg & Co. KGaA, Hamburg
Raimund Bitter, Hypothekenbank in Essen AG, Essen
Dr. Gunar Lietz, IKB Deutsche Industriebank AG, Düsseldorf
Lothar Heßler, HSBC Trinkaus & Burkhardt KGaA, Düsseldorf
Birgit Figge, DZ Bank AG, Frankfurt am Main
Martin Hofbauer, Hypothekenbank in Essen AG, Essen

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to:**Dirk.Chlench@essenhyp.com**

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**Investor Relations**

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receiving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

**Articles in 2006**

▶ **United States: Interest rate commentary - back again as a U.S. growth optimist!** November 2006
▶ **Euro Area: bumpy road ahead!** July 2006

**Articles in 2005**

▶ **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
▶ **Germany: Will structural reforms push Germany into deflation?** January/February 2005

**Articles in 2004**

▶ **Germany: Irrational pessimism on bond markets?** November/ December 2004
▶ **How global savings glut could undermine global economic expansion?** September/ October 2004
▶ **United States: the return of inflation is a real threat!** July/August 2004
▶ **Germany: Are economists now too bearish about Germany?** May/June 2004
▶ **Japan: Third Time Lucky!** March/April 2004
▶ **US-Dollar: It's the economy - stupid!** January/February 2004

» www.essenhyp.de

Search:



**vdp-Pfandbrief Curve**



» more

**Credit Research**
Last update: Dec 2006

**Sec 28 PfandBG**
Last update: Sep 2006
» more

**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters** » more

| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |
| » more | | |

**Economic and Interest Rate Outlook G3**
» more

**Current Financial and Economic Topics**

United States: Interest rate commentary - back again as a U.S. growth optimist!

» **more**

**Interest Rate Forecast Meeting**

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» **more**

## Articles in 2003

▶ **Rare Gems** November/December 2003
▶ **Japan hands the wooden spoon to Germany!** September/October 2003
▶ **World: A global economic upturn is underway!** July/August 2003
▶ **Germany: Glimmer of hope for an economic revival!** May/June 2003
▶ **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
▶ **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

## Articles in 2002

▶ **USA: The last ray of hope for the world economy** November/December, 2002
▶ **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
▶ **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
▶ **World:Real interest rates and funding conditions** May/June 2002
▶ **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
▶ **USA: Don't bet on a double dip in the United States!** January/February 2002

## Articles in 2001

▶ **World: Will the New Economy Continue?** November/December 2001
▶ **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
▶ **Germany: Searching for the trough of the business cycle** July/August 2001
▶ **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
▶ **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
▶ **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

## Articles in 2000

▶ **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000

▶ **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000

▶ **USA: A flexible labor market is the key issue for a bull market.** July/August 2000

▶ **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000

▶ **USA: Overvalued US stock market - so what?** March/April 2000

▶ **Germany: The return of inflation?** January/February 2000

## Articles in 1999

▶ **World: The role of asset prices in US Fed and ESCB monetary policy** December 99

▶ **World: Some Thoughts on the 'liquidity' argument** November 1999

▶ **USA: Inflation-led interest rate fears - and rightly so?** October 1999

▶ **USA: Don't stay long in bonds** September 1999

▶ **Euro area: A review of the first six months of the euro currency** August 1999

▶ **USA: Do we get a bear market like in 1994 ?** July 1999

▶ **USA: Real Wages versus Unemployment Rate** June 1999

▶ **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999

▶ **Euro Area: Implied inflation expectations** April 1999

▶ **Euro Area: Real 3-month interest rates** March 1999

▶ **USA: Personal savings rate** February 1999

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# Current Financial and Economic Topics

November 15th, 2006

Dirk Chlench +49 201 8135 442 - dirk.chlench@essenhyp.com

## Interest rate commentary - back again as a U.S. growth optimist!

Having been a staunch optimist regarding U.S. GDP growth for many years, I lowered my U.S. growth forecast in June and became bullish on bonds. The reason for changing my view was that I could no longer buy prevailing estimates of double-digit corporate earnings growth rates. Against the backdrop of profit margins already close to historical highs and signs of an unfolding economic slowdown, profit growth rates in the lower single-digits seemed more likely to me. Thus, I expected that future corporate profits would disappoint and therefore lead to stagnating U.S. stock prices. Given the anecdotal reports about falling house prices, net worth of households was therefore set to reduce. This, in turn, would have triggered an increase in the personal savings rate, hence dampening personal consumption and, accordingly, overall GDP growth.

Now, more than four months after having changed my forecast, I can observe with some satisfaction that my bond yield forecast did materialize; the yield of 10-year U.S. Treasury bonds decreased from 5.24% on June, 28th to 4.54% on September, 25th. But the U.S. stock market performed far better than I expected; both the Dow Jones Industrials and the Russel 2000 index reached all time highs on November, 15th. Maybe stocks investors have also recognized that analysts' earnings estimates are excessive, but have put more weight on the forward P/E ratio, which remains, even on the basis of trimmed earnings estimates, pretty low. Anyhow, net household wealth will - in contrast to my former expectations - most likely rise in the second half of this year and, thus, buoy up consumer sentiment. But this is not the only reason for me to alter my U.S. growth outlook. There is secondly the fall of retail gasoline prices from 3.08 U.S. dollars per gallon in the first week of August to 2.25 U.S. dollars recently, which will, according to a rule of thumb, boost consumer purchasing power by around 90 billion U.S. dollars. Thirdly, due to a tight labor market, wage and salary disbursements rose by 7.7% in year-on-year terms in the third quarter. Against this background of a healthy growth in personal income, U.S. consumers should - even without the helping hand of a friendly stock market and falling fuel prices - be able to withstand the burden of retreating house prices. Indeed, growth in personal consumption expenditure remained strong des-

United States | Euro Area | Japan | Germany |



pite the slump in housing activity. Whereas residential investment fell by an annualized rate of 17.4% in the last quarter, the annualized growth rate of personal consumption stood at a healthy 3.1% in the same period. Fourthly, the substantial decline of long-term mortgage rates from their summer highs should weaken the burst of the home market bubble somewhat. Some observers have even detected tentative signs of a trough in the housing market. For example, after eight monthly declines in a row, the NAHB-Wells Fargo Home Builders Confidence Index posted a small gain in October.

**Given these arguments for a re-acceleration of economic growth, the Federal Reserve will stay on hold throughout 2007. This is even more true, because U.S. monetary watchdogs still have a certain bias to tighten, given that they see some inflation risks remaining. However, the majority of bond dealers speculates on key interest rate cuts next year. Thus, as bond dealers will be forced to revise their expectations of future U.S. central bank rates upwards, the yield of long-term U.S. bonds is also most likely to go north. I expect that the yield of 10-year U.S. Treasury Notes will rise to 5.4% at year end 2007. The forecast U.S. yield increase will triggger bearish bond markets worldwide, as all other major central banks are still on their rate hike course - Brazil and Mexico are the only exceptions to the rule. Therefore I have penciled in a yield of 4.7% for 10-year fixed-rate € *Pfandbriefe* at year end 2007 in my forecast table. In this context it is worth mentioning that Essen Hyp issues tailor-made floating rate notes in all convertible currencies.**

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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
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| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |
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**Investor relations**

Presentation

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our **Glossary**.

The power point presentation is available for **download here**.

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**Current Financial and
Economic Topics**
United States: Interest rate
commentary - back again as a
U.S. growth optimist!
» more

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Meeting**
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Germany participate in
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the future interest rate and
economic development.
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Overview

🗐 **Pfandbrief Act**

▶ Sec. 28 (1) (1-3) PfandBG
▶ Sec. 28 (2) (1a) PfandBG
▶ Sec. 28 (2) (1b,c) PfandBG
▶ Sec. 28 (2) (2) PfandBG
▶ Sec. 28 (3) (1) PfandBG
▶ Sec. 28 (3) (2) PfandBG
▶ Archive

🗐 **Public-sector Loans**

Breakdown of public-sector cover pool
▶ by rating
▶ by borrowers and regions
▶ by countries
▶ by risk weighting

Cover pool at market value
▶ Development/ Stress scenario

▶ Surplus cover

Breakdown of new lending commitments
▶ by rating
▶ by borrowers and regions
▶ by countries
▶ by risk weighting

🗐 **Risk Management**

▶ Risk Report
▶ Value at risk
▶ Worst case scenario
▶ Grundsatz I

🗐 **Code of Conduct**

▶ Outline

🗐 **Non-cover Loans**

Breakdown of non-cover loans (public-sector)
▶ by rating
▶ by borrowers
▶ by countries
▶ by risk weighting

Breakdown of new lending commitments (public-sector)
▶ by rating
▶ by borrowers
▶ by countries
▶ by risk weighting

🗐 **Mortgage Loans**

Breakdown of mortgage portfolio
▶ Domestic loans by type of property, region and LTV
▶ Foreign loans by type of property, country and LTV

Cover pool at market value
▶ Development/ Stress scenario

▶ Surplus cover

Breakdown of non-cover loans
▶ Loans with a LTV > 60%

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**vdp-Pfandbrief Curve**

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**Credit Research**
Last update: Dec 2006

**Sec 28 PfandBG**
Last update: Sep 2006
» more

**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters »** more

| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

» more

**Economic and Interest Rate Outlook G3**
» more

▶ **Grundsatz II**

**Breakdown of new lending commitments**
- ▶ **Domestic loans by type of property, region and LTV**
- ▶ **Foreign loans by type of property, country and LTV**

☑ **Derivatives**

▶ **Counterparty ratings**
▶ **Yield curve distribution**

☑ **Ratings**

▶ **Overview of ratings**

Rated by IFR

**Crystal Clear**

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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**Current Financial and Economic Topics**
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» **more**

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## Credit Research

Overview of updates

| Subject | Update period | Last update |
|---|---|---|
| **Pfandbrief Act** | | |
| Section 28 (1) (1-3) PfandBG | quarterly | 09.2006 |
| Section 28 (2) (1a) PfandBG | quarterly | 09.2006 |
| Section 28 (2) (1b,c) PfandBG | quarterly | 09.2006 |
| Section 28 (2) (2) PfandBG | quarterly | 09.2006 |
| Section 28 (3) (1) PfandBG | quarterly | 09.2006 |
| Section 28 (3) (2) PfandBG | quarterly | 09.2006 |
| Archive | quarterly | 06.2006 |
| | | |
| **Public-sector loans** | | |
| Breakdown of public-sector cover pool | | |
| by rating | monthly | 12.2006 |
| by borrowers and regions | monthly | 12.2006 |
| by countries | monthly | 12.2006 |
| by risk weighting | monthly | 12.2006 |
| | | |
| Cover pool at market value | | |
| Development/ Stress scenario | monthly | 12.2006 |
| | | |
| Surplus cover | monthly | 12.2006 |
| | | |
| Breakdown of new lending commitments | | |
| by rating | monthly | 12.2006 |
| by borrowers and regions | monthly | 12.2006 |

Credit Research: Overview Updates

| | | |
|---|---|---|
| by countries | monthly | 12.2006 |
| by risk weighting | monthly | 12.2006 |

**Non-cover Loans**

Breakdown of non-cover loans

| | | |
|---|---|---|
| by rating | monthly | 12.2006 |
| by borrowers and regions | monthly | 12.2006 |
| by countries | monthly | 12.2006 |
| by risk weighting | monthly | 12.2006 |

Breakdown of new lending commitments

| | | |
|---|---|---|
| by rating | monthly | 12.2006 |
| by borrowers and regions | monthly | 12.2006 |
| by countries | monthly | 12.2006 |
| by risk weighting | monthly | 12.2006 |

**Mortgage Loans**

Breakdown of mortgage portfolio

| | | |
|---|---|---|
| domestic loans by type of property, region and LTV | quarterly | 12.2006 |
| foreign loans by type of property, country and LTV | quarterly | 12.2006 |

**Cover pool at market value**

| | | |
|---|---|---|
| Development/ Stress scenario | monthly | 12.2006 |
| Surplus cover | monthly | 12.2006 |

**Breakdown of non-cover loans**

| | | |
|---|---|---|
| Loans with a LTV > 60% | monthly | 12.2006 |

**Breakdown of new lending commitments**

domestic loans by type of property,

Credit Research: Overview Updates

| | | |
|---|---|---|
| region and LTV | quarterly | 12.2006 |
| foreign loans by type of property, country and LTV | quarterly | 12.2006 |
| **Derivatives** | | |
| Counterparty ratings | monthly | 12.2006 |
| Yield curve distribution | monthly | 12.2006 |
| **Risk Management** | | |
| Value-at-risk | monthly | 12.2006 |
| Worst-case scenario | monthly | 12.2006 |
| Grundsatz I | monthly | 12.2006 |
| Grundsatz II | monthly | 12.2006 |

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Section 28 (1) (1-3) PfandBG

### a) Total amount outstanding

in EUR m

| | Nominal value | | Present value | | Risk-adjusted present value | |
|---|---|---|---|---|---|---|
| | Sep 30, 2006 | Sep 30, 2005 | Sep 30, 2006 | Sep 30, 2005 | Sep 30, 2006 | Sep 30, 2005 |
| Mortgage Pfandbriefe | 5,300.0 | 4,571.9 | 5,300.1 | 4,649.9 | 5,133.8 | 4,569.5 |
| Cover assets | 5,485.3 | 4,815.9 | 5,638.6 | 5,318.8 | 5,284.6 | 5,040.5 |
| of which: derivatives | - | - | - | - | - | - |
| of which: derivatives (%) | - | - | - | - | - | - |
| of which: additional cover* | 1,054.3 | 425.0 | 1,278.0 | 563.5 | 1,119.3 | 511.4 |
| of which: further cover assets | - | - | - | - | - | - |
| Surplus cover | 185.3 | 244.0 | 338.5 | 668.9 | 150.8 | 471.0 |

### Supplementary to a): Maturity structure (remaining time to maturity)

in EUR m

| | Sep 30, 2006 | | | | Sep 30, 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | <=1 year | >1 year <=5 years | >5 years <=10 years | >10 years | <=1 years | >1 year <=5 years | >5 years <=10 years | >10 years |
| Mortgage Pfandbriefe | 1,394.2 | 2,435.5 | 1,252.8 | 217.5 | 1,233.4 | 2,717.9 | 620.6 | 0.0 |
| Cover assets | 532.5 | 898.2 | 2,883.8 | 1,170.8 | 404.4 | 740.3 | 2,697.9 | 973.3 |
| of which: additional cover* | 102.3 | 0.0 | 137.0 | 815.0 | 0.0 | 0.0 | 0.0 | 425.0 |

### b) Total amount

in EUR m

| | Nominal value | Present value | Risk-adjusted present |
|---|---|---|---|

Pfandbrief Act

### outstanding / value

| | outstanding Sep 30, 2006 | Sep 30, 2005 | Sep 30, 2006 | Sep 30, 2005 | value Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|---|---|---|---|
| Public-sector Pfandbriefe | 68,408.4 | 55,853.9 | 67,724.9 | 57,311.8 | 66,051.0 | 55,878.7 |
| Cover assets | 70,812.4 | 57,387.3 | 72,575.3 | 61,710.1 | 69,895.7 | 59,260.4 |
| of which: derivatives | - | - | - | - | - | - |
| of which: derivatives (%) | - | - | - | - | - | - |
| of which: additional cover* | 5,317.1 | - | 5,051.2 | - | 4,938.9 | - |
| of which: further cover assets | - | - | - | - | - | - |
| deduction: currency scenario | - | - | - | - | 46.4 | 116.0 |
| Surplus cover | 2,404.0 | 1,533.4 | 4,850.4 | 4,398.3 | 3,798.3 | 3,265.7 |

in EUR m

### Supplementary to b): Maturity structure (remaning time to maturity)

| | Sep 30, 2006 <=1 year | >1 year <=5 years | >5 years <=10 years | >10 years | Sep 30, 2005 <=1 year | >1 year <=5 years | >5 years <=10 years | >10 years |
|---|---|---|---|---|---|---|---|---|
| Public-sector Pfandbriefe | 16,389.9 | 43,337.2 | 6,201.8 | 2,479.5 | 12,014.8 | 35,005.1 | 8,283.5 | 550.5 |
| Cover assets | 10,776.0 | 28,241.5 | 21,571.4 | 10,223.5 | 3,411.7 | 22,020.9 | 23,805.2 | 8,149.5 |
| of which: additional cover* | - | 875.1 | 3,849.7 | 592.3 | - | - | - | - |

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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Pfandbrief Act



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**Pfandbrief Act**

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

**in EUR m**

|  | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| <= € 300,000 | 3,228.6 | 3,172.0 |
| > € 300,000 - € 5,000,000 | 394.6 | 470.1 |
| > € 5,000,000 | 807.9 | 748.8 |
| **Total amount** | **4,431.1** | **4,390.9** |

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**Pfandbrief Act**

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

In EUR m

|  | Mortgage loans serving as cover | | | |
|  | Sep 30, 2006 | | Sep 30, 2005 | |
|  | Commercial | Residential | Commercial | Residential |
| --- | --- | --- | --- | --- |
| **Germany** | | | | |
| Condominiums | - | 649.06 | - | 653.20 |
| Detached and semi-detached houses | - | 2,460.42 | - | 2,404.80 |
| Apartment buildings | - | 391.93 | - | 517.50 |
| Office | 360.47 | - | 381.30 | - |
| Retail | 247.86 | - | 229.40 | - |
| Industrial | 54.93 | - | 58.80 | - |
| Other commercial properties | 78.22 | - | 116.60 | - |
| Buildings under construction, not yet generating earnings | 0.00 | - | 0.00 | - |
| Building sites | 0.00 | - | 0.00 | - |
| **Total Germany** | 741.48 | 3,501.41 | 786.10 | 3,575.50 |

In EUR m

|  | Mortgage loans serving as cover | | | |
|  | Sep 30, 2006 | | Sep 30, 2005 | |
|  | Commercial | Residential | Commercial | Residential |
| --- | --- | --- | --- | --- |
| **England** | | | | |
| Condominiums | - | 0.00 | - | 0.00 |
| Detached and semi-detached houses | - | 0.00 | - | 0.00 |

**Mortgage loans serving as cover**

in EUR m

| | Sep 30, 2006 | | Sep 30, 2005 | |
|---|---|---|---|---|
| | Commercial | Residential | Commercial | Residential |
| Apartment buildings | - | 0.00 | - | 0.00 |
| Office | 77.37 | - | 0.00 | - |
| Retail | 0.00 | - | 0.00 | - |
| Industrial | 0.00 | - | 0.00 | - |
| Other commercial properties | 0.00 | - | 0.00 | - |
| Buildings under construction, not yet generating earnings | 0.00 | - | 0.00 | - |
| Building sites | 0.00 | - | 0.00 | - |
| **Total England** | **77.37** | **0.00** | **0.00** | **0.00** |

**Mortgage loans serving as cover**

in EUR m

| | Sep 30, 2006 | | Sep 30, 2005 | |
|---|---|---|---|---|
| | Commercial | Residential | Commercial | Residential |
| **Belgium** | | | | |
| Condominiums | - | 0.00 | - | 0.00 |
| Detached and semi-detached houses | - | 0.00 | - | 0.00 |
| Apartment buildings | - | 0.51 | - | 0.50 |
| Office | 0.00 | - | 1.00 | - |
| Retail | 0.00 | - | 0.00 | - |
| Industrial | 0.00 | - | 0.00 | - |
| Other commercial properties | 0.00 | - | 0.00 | - |
| Buildings under construction, not yet generating earnings | 0.00 | - | 0.00 | - |
| Building sites | 0.00 | - | 0.00 | - |
| **Total Belgium** | **0.00** | **0.51** | **1.00** | **0.50** |

**Mortgage loans serving as cover**

in EUR m

| | Sep 30, 2006 | | Sep 30, 2005 | |
|---|---|---|---|---|
| | Commercial | Residential | Commercial | Residential |
| **France** | | | | |
| Condominiums | - | 0.00 | - | 0.00 |
| Detached and semi-detached houses | - | 0.00 | - | 0.00 |
| Apartment buildings | - | 0.00 | - | 0.00 |

Pfandbrief Act

in EUR m

| | Office | Retail | Industrial | Other commercial properties | Buildings under construction, not yet generating earnings | Building sites | **Total France** |
|---|---|---|---|---|---|---|---|
| Commercial | 42.20 | 0.00 | 0.00 | 19.00 | 0.00 | 0.00 | **61.20** |
| Residential | - | - | - | - | - | - | **0.00** |
| Commercial | 0.10 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | **0.10** |
| Residential | - | - | - | - | - | - | **0.00** |

**Mortgage loans serving as cover**

| | Sep 30, 2006 | | Sep 30, 2005 | |
|---|---|---|---|---|
| | Commercial | Residential | Commercial | Residential |
| **The Netherlands** | | | | |
| Condominiums | - | 0.00 | - | 0.00 |
| Detached and semi-detached houses | - | 0.00 | - | 0.00 |
| Apartment buildings | - | 0.00 | - | 0.00 |
| Office | 49.09 | - | 27.60 | - |
| Retail | 0.00 | - | 0.00 | - |
| Industrial | 0.00 | - | 0.00 | - |
| Other commercial properties | 0.00 | - | 0.00 | - |
| Buildings under construction, not yet generating earnings | 0.00 | - | 0.00 | - |
| Building sites | 0.00 | - | 0.00 | - |
| **Total The Netherlands** | **49.09** | **0.00** | **27.60** | **0.00** |
| **Total** | **929.14** | **3,501.92** | **814.80** | **3,576.00** |

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Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

| **Total amount of payments in arrears for more than 90 days** | **Sep 30, 2006** | **Sep 30, 2005** |
|---|---|---|
| Germany | 0.0 | 0.5 |
| Total | 0.0 | 0.5 |

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**Pfandbrief Act**

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG).**

| | Assets serving as cover in EUR m | |
| --- | --- | --- |
| | **Sep 30, 2006** | **Sep 30, 2005** |
| **Austria** | | |
| Government | 0.0 | 92.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 1,383.2 | 1.193.2 |
| **Total** | 1,383.2 | 1.285.2 |

| | Assets serving as cover in EUR m | |
| --- | --- | --- |
| | **Sep 30, 2006** | **Sep 30, 2005** |
| **Belgium** | | |
| Government | 0.0 | 0.0 |
| Regional authorities | 0.0 | 27.8 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 0.0 | 0.0 |
| Other borrowers | 90.0 | 90.0 |
| **Total** | 90.0 | 117.8 |

| | Assets serving as cover in EUR m | |
| --- | --- | --- |
| | **Sep 30, 2006** | **Sep 30, 2005** |
| **Canada** | | |

Pfandbrief Act

|  | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| Government | 0.0 | 0.0 |
| Regional authorities | 455.4 | 324.4 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 176.5 | 118.4 |
| **Total** | 631.9 | 442.8 |

**Cyprus**

Assets serving as cover in EUR m

|  | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| Government | 99.5 | 99.5 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 0.0 | 0.0 |
| **Total** | 99.5 | 99.5 |

**Czech Republic**

Assets serving as cover in EUR m

|  | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| Government | 238.0 | 200.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 49.1 | 49.1 |
| Other borrowers | 11.8 | 12.7 |
| **Total** | 298.9 | 261.8 |

**Denmark**

Assets serving as cover in EUR m

|  | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| Government | 0.0 | 0.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 231.0 | 0.0 |
| **Total** | 231.0 | 0.0 |

Pfandbrief Act

## Finland

| | Assets serving as cover in EUR m | |
|---|---|---|
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 447.8 | 51.1 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 169.0 | 0.0 |
| **Total** | 616.8 | 51.1 |

## France

| | Assets serving as cover in EUR m | |
|---|---|---|
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 2.5 | 2.5 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 12.3 | 12.9 |
| Other borrowers | 1,045.0 | 500.0 |
| **Total** | 1,059.8 | 515.4 |

## Germany

| | Assets serving as cover in EUR m | |
|---|---|---|
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 2,907.2 | 1,106.7 |
| Regional authorities | 27,352.3 | 22,219.6 |
| Local authorities | 2,410.9 | 2,622.5 |
| Other borrowers | 18,490.8 | 21,791.9 |
| **Total** | 51,161.2 | 47,740.7 |

## Great Britain

| | Assets serving as cover in EUR m | |
|---|---|---|
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 0.0 | 0.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 41.3 | 0.0 |
| Other borrowers | 794.8 | 26.0 |

| Total | 836.1 | 26.0 |
|---|---|---|

**Greece**

| | Assets serving as cover in EUR m | |
|---|---|---|
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 827.5 | 2.5 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 35.0 | 35.0 |
| Total | 862.5 | 37.5 |

**Hungary**

| | Assets serving as cover in EUR m | |
|---|---|---|
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 546.2 | 545.2 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 50.0 | 50.0 |
| Total | 596.2 | 595.2 |

**Iceland**

| | Assets serving as cover in EUR m | |
|---|---|---|
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 0.0 | 0.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 254.5 | 105.0 |
| Total | 254.5 | 105.0 |

**Ireland**

| | Assets serving as cover in EUR m | |
|---|---|---|
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 0.0 | 0.0 |

Pfandbrief Act

| | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 165.0 | 0.0 |
| **Total** | 165.0 | 0.0 |

Assets serving as cover in EUR m

| Italy | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| Government | 2,225.0 | 0.0 |
| Regional authorities | 1,008.3 | 304.7 |
| Local authorities | 344.9 | 85.0 |
| Other borrowers | 10.0 | 0.0 |
| **Total** | 3,588.2 | 389.7 |

Assets serving as cover in EUR m

| Japan | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| Government | 0.0 | 0.0 |
| Regional authorities | 87.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 0.0 | 0.0 |
| **Total** | 87.0 | 0.0 |

Assets serving as cover in EUR m

| Latvia | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| Government | 45.0 | 45.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 0.0 | 0.0 |
| **Total** | 45.0 | 45.0 |

Assets serving as cover in EUR m

|  | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| **Lithunia** | | |
| Government | 39.0 | 39.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 0.0 | 0.0 |
| **Total** | 39.0 | 39.0 |

|  | Assets serving as cover in EUR m | |
|---|---|---|
|  | Sep 30, 2006 | Sep 30, 2005 |
| **Luxembourg** | | |
| Government | 0.0 | 0.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 144.5 | 0.0 |
| **Total** | 144.5 | 0.0 |

|  | Assets serving as cover in EUR m | |
|---|---|---|
|  | Sep 30, 2006 | Sep 30, 2005 |
| **Norway** | | |
| Government | 0.0 | 0.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 95.0 | 0.0 |
| **Total** | 95.0 | 0.0 |

|  | Assets serving as cover in EUR m | |
|---|---|---|
|  | Sep 30, 2006 | Sep 30, 2005 |
| **Poland** | | |
| Government | 516.4 | 499.4 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 0.0 | 0.0 |
| **Total** | 516.4 | 499.4 |

Pfandbrief Act

**Portugal**

| | Assets serving as cover in EUR m | |
| | Sep 30, 2006 | Sep 30, 2005 |
| --- | --- | --- |
| Government | 1,082.0 | 1,855.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 0.0 | 0.0 |
| **Total** | 1,082.0 | 1,855.0 |

**Slovak Republic**

| | Assets serving as cover in EUR m | |
| | Sep 30, 2006 | Sep 30, 2005 |
| --- | --- | --- |
| Government | 297.5 | 218.5 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 0.0 | 0.0 |
| **Total** | 297.5 | 218.5 |

**Slovenia**

| | Assets serving as cover in EUR m | |
| | Sep 30, 2006 | Sep 30, 2005 |
| --- | --- | --- |
| Government | 0.0 | 54.1 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 0.0 | 0.0 |
| **Total** | 0.0 | 54.1 |

**Spain**

| | Assets serving as cover in EUR m | |
| | Sep 30, 2006 | Sep 30, 2005 |
| --- | --- | --- |
| Government | 0.0 | 0.0 |
| Regional authorities | 2,053.4 | 1,169.2 |

Pfandbrief Act

| | Assets serving as cover in EUR m | |
| --- | --- | --- |
| | Sep 30, 2006 | Sep 30, 2005 |
| Local authorities | 10.0 | 0.0 |
| Other borrowers | 2,036.8 | 333.0 |
| **Total** | 4,100.2 | 1,502.2 |

**Sweden**

| | Assets serving as cover in EUR m | |
| --- | --- | --- |
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 0.0 | 86.9 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 270.5 | 133.9 |
| Other borrowers | 0.0 | 0.0 |
| **Total** | 270.5 | 220.8 |

**Switzerland**

| | Assets serving as cover in EUR m | |
| --- | --- | --- |
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 0.0 | 0.0 |
| Regional authorities | 214.1 | 189.3 |
| Local authorities | 54.2 | 0.0 |
| Other borrowers | 150.0 | 0.0 |
| **Total** | 418.3 | 189.3 |

**The Netherlands**

| | Assets serving as cover in EUR m | |
| --- | --- | --- |
| | Sep 30, 2006 | Sep 30, 2005 |
| Government | 0.0 | 0.0 |
| Regional authorities | 0.0 | 0.0 |
| Local authorities | 1.9 | 3.8 |
| Other borrowers | 467.0 | 68.0 |
| **Total** | 468.9 | 71.8 |

Pfandbrief Act

**United Staates**

|  | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| Government | 83.0 | 84.4 |
| Regional authorities | 278.0 | 200.4 |
| Local authorities | 634.4 | 33.2 |
| Other borrowers | 377.9 | 59.9 |
| **Total** | 1,373.3 | 377.9 |

Assets serving as cover in EUR m

| | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| **Others** | | |
| Government | 0.0 | 452.8 |
| Regional authorities | 0.0 | 42.0 |
| Local authorities | 0.0 | 0.0 |
| Other borrowers | 0.0 | 151.8 |
| **Total** | 0.0 | 646.6 |
| **Total amount** | 70,812.4 | 57,387.3 |

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**Pfandbrief Act**

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

Total amount of payments in arrears for more than 90 days in EUR m

| Country | Sep 30, 2006 | Sep 30, 2005 |
|---|---|---|
| | 0 | 0 |
| Government | 0 | 0 |
| Regional authorities | 0 | 0 |
| Local authorities | 0 | 0 |
| Other borrowers | 0 | 0 |
| **Total** | 0 | 0 |
| | | |
| **Total** | 0 | 0 |

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## Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

**June 30, 2006**
➤ Sec. 28 (1) (1-3) PfandBG
➤ Sec. 28 (2) (1a) PfandBG
➤ Sec. 28 (2) (1b,c) PfandBG
➤ Sec. 28 (2) (2) PfandBG
➤ Sec. 28 (3) (1) PfandBG
➤ Sec. 28 (3) (2) PfandBG

**March 31, 2006**
➤ Sec. 28 (1) (1-3) PfandBG
➤ Sec. 28 (2) (1a) PfandBG
➤ Sec. 28 (2) (1b,c) PfandBG
➤ Sec. 28 (2) (2) PfandBG
➤ Sec. 28 (3) (1) PfandBG
➤ Sec. 28 (3) (2) PfandBG

**December 31, 2005**
➤ Sec. 28 (1) (1-3) PfandBG
➤ Sec. 28 (2) (1a) PfandBG
➤ Sec. 28 (2) (1b,c) PfandBG
➤ Sec. 28 (2) (2) PfandBG
➤ Sec. 28 (3) (1) PfandBG
➤ Sec. 28 (3) (2) PfandBG

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**Public-sector loans**

Breakdown of cover pool by rating

S & P/ Moody's / Fitch                    31.12.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 28,810 | 37.75 |
| AA+ / Aa1 / AA+ | 6,658 | 8.72 |
| AA / Aa2 / AA | 4,777 | 6.26 |
| AA- / Aa3 / AA- | 14,192 | 18.59 |
| A+ / A1 / A+ | 7,216 | 9.45 |
| A / A2/ A | 2,561 | 3.35 |
| A- / A3 / A- | 635 | 0.83 |
| BBB+ / Baa1 / BBB+ | 808 | 1.06 |
| BBB / Baa2 / BBB | 93 | 0.12 |
| Without rating * | 10,592 | 13.87 |
| **Total** | **76,342** | **100.00** |

| * - Without rating | in Euro m | in % |
|---|---|---|
| Public-sector banks and saving banks | 5,723 | 7.49 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 4,091 | 5.36 |
| Loans within the EU (public-sector banks, EU member states, | | |

Public-sector loans Breakdown of cover pool by rating

| | | |
|---|---|---|
| regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions. | 453 | 0.59 |
| Others | 325 | 0.43 |
| **Total** | **10,592** | **13.87** |

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## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 76,342m

31.12.2006

Information as permitted
by banking confidentiality.

**Please click on the different parts of the pie chart for further information.**



Credit institutions
governed by public
law and savings
banks

Foreign territorial authorities
and institutions governed
by public law

Public-sector credit
institutions with
special tasks
(risk weighting of 0)

The German Federal
Government, the Federal
Governments Special Fund
and the German Federal
States (Länder)

Towns and
municipalities,
municipal special
purpose associations,
non-profit organizations
and loans guaranteed
by municipal authorities

13.40%

5.55%

25.96%

8.82%

46.27%

### by borrowers

| | in Euro m | in % |
|---|---|---|
| The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder) | 35,324 | 46.27 |
| Towns and municipalities, municipal special purpose associations, | | |

Public-sector loans Breakdown of cover pool by borrowers and regions

| | | |
|---|---:|---:|
| non-profit organizations and loans guaranteed by municipal authorities | 4,237 | 5.55 |
| Public-sector credit institutions with special tasks (risk weighting of 0) | 6,730 | 8.82 |
| Credit institutions governed by public law and savings banks | 10,229 | 13.40 |
| Foreign territorial authorities and institutions governed by public law | 19,822 | 25.96 |
| **Total** | **76,342** | **100.00** |

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 76,342 m

Information as permitted
by banking confidentiality.

31.12.2006

| | in Euro m |
|---|---|
| **The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)** | |
| Federal Government of Germany | 5,289 |
| Federal Government's Special Fund | 1,678 |
| Laender (Individual German Federal States) | 28,357 |
| **Total** | **35,324** |

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**Public-sector loans**

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 76,342 m

Information as permitted
by banking confidentiality.                              31.12.2006

**Towns and municipalities, municipal special purpose**
**associations, non-profit organizations and**              **in Euro m**
**loans guaranteed by municipal authorities**

| | |
|---|---:|
| Baden-Wuerttemberg | 225 |
| Bavaria | 238 |
| Berlin | 0 |
| Brandenburg | 1 |
| Bremen | 130 |
| Hamburg | 510 |
| Hesse | 174 |
| Lower Saxony | 876 |
| Mecklenburg-Western Pomerania | 25 |
| North Rhine-Westphalia | 1,237 |
| Rhineland-Palatinate | 124 |
| Saarland | 78 |
| Saxony | 1 |
| Saxony-Anhalt | 1 |
| Schleswig-Holstein | 590 |
| Thuringia | 27 |
| **Total** | **4,237** |

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Public-sector loans Breakdown of cover pool by borrowers and regions



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**Public-sector loans**

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 76,342 m

31.12.2006

Information as permitted
by banking confidentiality.

**Public-sector credit institutions with special tasks (risk weighting of 0)**

| | in Euro m |
|---|---|
| special public sector banks (solva 0) | 6,730 |
| **Total** | **6,730** |

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 76,342 m

Information as permitted                                31.12.2006
by banking confidentiality.

| | in Euro m |
|---|---|
| **Credit institutions governed by public law and savings banks** | |
| Public-sector banks/ financial institution | 5,199 |
| | |
| **Savings banks in** | **in Euro m** |
| Baden-Wuerttemberg | 1,184 |
| Bavaria | 55 |
| Bremen | 35 |
| Hamburg | 105 |
| Hesse | 207 |
| Lower Saxony | 525 |
| Mecklenburg-Western Pomerania | 55 |
| North Rhine-Westphalia | 2,379 |
| Rhineland-Palatinate | 101 |
| Saarland | 0 |
| Saxony | 0 |
| Schleswig-Holstein | 370 |
| Mortgage loans guaranteed by the public-sector | 14 |
| **Total** | **10,229** |

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 76,342m

Information as permitted
by banking confidentiality.

31.12.2006

| | in Euro m |
|---|---|
| **Loans within EU** | |
| Public-sector banks in EU member states | 5,989 |
| EU member states | 5,599 |
| EU regional governments | 3,164 |
| EU member states, cities and municipalities | 865 |
| Loans guaranteed by EU member states | 1,192 |
| EU institutions | 25 |
| **Subtotal** | **16,834** |

| | in Euro m |
|---|---|
| **Other Foreign Loans** | |
| Public-sector banks | 674 |
| States | 80 |
| Regional governments | 1,088 |
| cities and municipalities | 717 |
| Loans guaranteed by foreign states | 429 |
| Subtotal | 2,988 |
| **Total** | **19,822** |

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**Public-sector loans**

Breakdown of cover pool by countries

| by countries | in Euro m | in % |
|---|---|---|
| | | 31.12.2006 |
| Austria | 1,648 | 2.16 |
| Belgium | 90 | 0.12 |
| Canada | 651 | 0.85 |
| Cyprus | 99 | 0.13 |
| Czech Republic | 146 | 0.19 |
| Denmark | 242 | 0.32 |
| Finland | 620 | 0.81 |
| France | 1,181 | 1.55 |
| Germany | 56,519 | 74.04 |
| Great Britain | 1,072 | 1.40 |
| Greece | 193 | 0.25 |
| Hungary | 285 | 0.37 |
| Iceland | 251 | 0.33 |
| Ireland | 215 | 0.28 |
| Italy | 3,653 | 4.79 |
| Latvia | 45 | 0.06 |
| Lithunia | 39 | 0.05 |
| Luxembourg | 144 | 0.19 |
| Norway | 95 | 0.12 |
| Poland | 516 | 0.68 |
| Portugal | 1,470 | 1.93 |
| Slovak Republic | 233 | 0.31 |

Public-sector loans Breakdown of cover pool by countries

| | | |
|---|---|---|
| Slovenia | 0 | 0.00 |
| Spain | 4,164 | 5.45 |
| Sweden | 312 | 0.41 |
| Switzerland | 446 | 0.58 |
| The Netherlands | 474 | 0.62 |
| The United States | 1,452 | 1.90 |
| Others | 87 | 0.11 |
| **Total** | **76,342** | **100.00** |

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**Public-sector loans**

Breakdown of cover pool by risk weighting

31.12.2006

| Risk weighting | in Euro m | in % |
|---|---|---|
| 0% | 55,538 | 72.75 |
| 10% | 665 | 0.87 |
| 20% | 20,139 | 26.38 |
| 100% | 0 | 0.00 |
| **Total** | **76,342** | **100.00** |

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## Public-sector loans - Cover pool at market value

Development / Stress scenario

| Date | Market value (cover pool) | Market value (public-sector Pfandbriefe) | Market value surplus cover in € m | Surplus cover in % | Market value (dynamic approach) | | Market value (dynamic approach) | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Surplus cover in € m in the case of rising yields | Surplus cover in % in the case of rising yields | Surplus cover in € m in the case of falling yields | Surplus cover in % in case of falling yields |
| 31.12.2006 | 77,318.59 | 73,086.08 | 4,232.51 | 5.79 | 3,578.37 | 5.02 | 4,910.79 | 6.54 |
| 30.11.2006 | 76,996.74 | 72,519.08 | 4,477.66 | 6.17 | 3,649.22 | 5.16 | 5,398.60 | 7.25 |
| 31.10.2006 | 75,323.29 | 71,282.12 | 4,041.17 | 5.67 | 3,053.33 | 4.39 | 5,246.35 | 7.18 |
| 30.09.2006 | 72,575.12 | 67,724.77 | 4,850.35 | 7.16 | 3,798.24 | 5.75 | 6,130.16 | 8.82 |
| 31.08.2006 | 69,812.84 | 65,862.85 | 3,949.99 | 6.00 | 2,936.87 | 4.57 | 5,195.37 | 7.69 |
| 31.07.2006 | 69,173.31 | 65,500.19 | 3,673.12 | 5.61 | 2,760.76 | 4.32 | 4,791.91 | 7.13 |
| 30.06.2006 | 67,581.61 | 63,727.44 | 3,854.17 | 6.05 | 3,161.51 | 5.09 | 4,667.92 | 7.14 |
| 31.05.2006 | 67,141.31 | 62,666.43 | 4,474.88 | 7.14 | 3,538.58 | 5.80 | 5,597.92 | 8.70 |
| 30.04.2006 | 65,277.48 | 61,164.14 | 4,113.34 | 6.73 | 3,275.96 | 5.51 | 5,057.34 | 8.03 |
| 31.03.2006 | 64,298.86 | 59,816.66 | 4,482.20 | 7.49 | 3,662.65 | 6.29 | 5,311.48 | 8.64 |
| 28.02.2006 | 64,272.59 | 58,886.18 | 5,386.41 | 9.15 | 4,501.30 | 7.85 | 6,060.05 | 10.0 |
| 31.01.2006 | 63,576.51 | 59,431.23 | 4,145.28 | 6.97 | 3,241.77 | 5.59 | 4,739.66 | 7.77 |
| 31.12.2005 | 64,464.41 | 60,036.96 | 4,609.46 | 7.68 | 3,504.74 | 5.98 | 5,416.91 | 8.80 |
| 30.11.2005 | 62,430.51 | 58,031.65 | 4,398.87 | 7.58 | 3,311.46 | 5.85 | 5,498.20 | 9.24 |
| 31.10.2005 | 61,530.28 | 56,677.61 | 4,852.67 | 8.56 | 3,780.43 | 6.84 | 5,952.40 | 10.2 |
| 30.09.2005 | 61,710.08 | 57,311.84 | 4,398.23 | 7.67 | 3,265.64 | 5.84 | 5,564.87 | 9.46 |
| 31.08.2005 | 59,821.89 | 54,513.21 | 5,308.68 | 9.74 | 4,180.94 | 7.86 | 6,407.15 | 11.4 |
| 31.07.2005 | 56,684.00 | 51,899.00 | 4,784.00 | 9.22 | 3,868.00 | 7.59 | 5,586.00 | 10.5 |
| 30.06.2005 | 58,357.09 | 53,981.53 | 4,375.56 | 8.11 | 3,328.38 | 6.27 | 5,287.48 | 9.64 |

Public sector loans - Cover pool at market value - Development / Stress scenario

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 31.05.2005 | 58,377.81 | 53,620.74 | 4,757.07 | 8.87 | 3,792.13 | 7.19 | 5,565.80 | 10.20 |
| 30.04.2005 | 57,030.69 | 52,985.78 | 4,044.91 | 7.63 | 3,116.60 | 5.99 | 4,831.23 | 8.95 |
| 31.03.2005 | 56,097.38 | 52,331.95 | 3,765.43 | 7.20 | 2,833.37 | 5.54 | 4,632.64 | 8.65 |
| 28.02.2005 | 54,733.21 | 50,224.00 | 4,509.21 | 8.98 | 3,602.76 | 7.34 | 5,314.14 | 10.33 |
| 31.01.2005 | 56,528.60 | 51,756.35 | 4,772.24 | 9.22 | 3,772.96 | 7.46 | 5,655.67 | 10.67 |



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## Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

| Date | Public-sector Pfandbriefe outstanding | Cover | Surplus cover | in % | Bonds and loans not yet serving as cover * | in % | Total in % |
|---|---|---|---|---|---|---|---|
| 31/12/2006 | 74,523.60 | 76,568.35 | 2,044.75 | 2.7 | 231.30 | 0.3 | 3.0 |
| 30/11/2006 | 73,499.78 | 75,497.78 | 1,998.00 | 2.70 | 390.20 | 0.50 | 3.70 |
| 31/10/2006 | 72,075.49 | 73,652.55 | 1,577.06 | 2.2 | 833.20 | 1.20 | 3.4 |
| 30/09/2006 | 68,536.00 | 70,929.00 | 2,393.0 | 3.5 | 804.30 | 1.2 | 4.7 |
| 31/08/2006 | 66,732.00 | 68,381.00 | 1,649.00 | 2.5 | 296.30 | 0.4 | 2.9 |
| 31/07/2006 | 66,517.00 | 68,051.00 | 1,534.00 | 2.3 | 190.80 | 0.3 | 2.6 |
| 30/06/2006 | 64,932.05 | 66,673.25 | 1,741.20 | 2.7 | 142.70 | 0.2 | 2.9 |
| 31/05/2006 | 63,572.00 | 65,542.00 | 1,970.00 | 3.1 | 398.40 | 0.6 | 3.7 |
| 30/04/2006 | 62,103.00 | 63,822.00 | 1,719.00 | 2.8 | 536.60 | 0.9 | 3.7 |
| 31/03/2006 | 60,439.00 | 62,494.00 | 2,055.00 | 3.4 | 357.80 | 0.6 | 4.0 |
| 28/02/2006 | 59,013.00 | 61,687.00 | 2,674.00 | 4.5 | 281.80 | 0.5 | 5.0 |
| 31/01/2006 | 59,483.00 | 60,996.00 | 1,513.00 | 2.5 | 486.30 | 0.8 | 3.3 |
| 31/12/2005 | 59,759.93 | 61,340.01 | 1,580.08 | 2.6 | 250.00 | 0.4 | 3.0 |
| 30/11/2005 | 57,693.00 | 59,110.10 | 1,417.10 | 2.5 | 548.10 | 1.0 | 3.5 |
| 31/10/2005 | 55,732.50 | 57,957.39 | 2,224.89 | 4.0 | 661.20 | 1.2 | 5.2 |
| 30/09/2005 | 55,853.90 | 57,387.30 | 1,533.40 | 2.7 | 583.60 | 1.0 | 3.7 |
| 31/08/2005 | 53,309.56 | 55,481.34 | 2,171.78 | 4.1 | 676.9 | 1.3 | 5.4 |
| 31/07/2005 | 50,685.58 | 52,655.52 | 1,969.94 | 3.9 | 1,332.70 | 2.6 | 6.5 |
| 30/06/2005 | 52,526.11 | 53,660.77 | 1,134.66 | 2.2 | 304.45 | 0.6 | 2.8 |

Public-sector loans Breakdown of cover pool Surplus cover

| | | | | | | |
|---|---|---|---|---|---|---|
| 31/05/2005 | 52,313.45 | 53,968.26 | 1,654.81 | 3.2 | 615.90 | 1.2 | 4.4 |
| 30/04/2005 | 51,789.87 | 53,005.58 | 1,215.71 | 2.3 | 801.10 | 1.5 | 3.8 |
| 31/03/2005 | 51,454.69 | 52,631.75 | 1,177.06 | 2.3 | 797.80 | 1.6 | 3.9 |
| 28/02/2005 | 49,243.87 | 51,269.03 | 2,025.16 | 4.1 | 535.80 | 1.1 | 5.2 |
| 31/01/2005 | 50,603.72 | 52,399.46 | 1,795.74 | 3.5 | 717.60 | 1.4 | 4.9 |

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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## Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch                                          31.12.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 10,359 | 32.77 |
| AA+ / Aa1 / AA+ | 3,230 | 10.21 |
| AA / Aa2 / AA | 1,864 | 5.89 |
| AA- / Aa3 / AA- | 5,816 | 18,39 |
| A+ / A1 / A+ | 3,394 | 10.73 |
| A / A2/ A | 3,698 | 11,69 |
| A- / A3 / A- | 907 | 2.87 |
| BBB+ / Baa1 / BBB+ | 419 | 1.32 |
| BBB / Baa2 / BBB | 135 | 0.43 |
| Without rating * | 1,801 | 5.70 |
| **Total** | **31,623** | **100.00** |

| * - Without rating | in Euro m | in % |
|---|---|---|
| Public-sector banks and saving banks | 1,066 | 3.37 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 609 | 1.93 |
| Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions. | 126 | 0.40 |
| Others | 0 | 0.00 |

Public-sector loans - Breakdown of new lending commitments

**Total**       **1,801**       **5.70**

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## Public-sector loans – Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

31.12.2006

Please click on the different parts of the pie chart for further information.

Credit institutions
governed by public
law and savings
banks
**1.39%**

Towns and municipalities, municipal
special purpose associations,
non-profit organizations and loans
guaranteed by municipal authorities
**1.85%**

The German Federal
Government, the Federal
Governments Special Fund
and the German Federal
States (Länder)

Public-sector credit
institutions with special
tasks (risk weighting of 0)
**14.48%**

**32.26%**

**50.02%**

Foreign territorial authorities
and institutions governed
by public law

### by borrowers

|  | in Euro m | in % |
|---|---|---|
| The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder) | 10,202 | 32.26 |
| Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities | 584 | 1.85 |

Public-sector loans - Breakdown of new lending commitments

| | | |
|---|---|---|
| Public-sector credit institutions with special tasks (risk weighting of 0) | 4,579 | 14.48 |
| Credit institutions governed by public law and savings banks | 439 | 1.39 |
| Foreign territorial authorities and institutions governed by public law | 15,819 | 50.02 |
| **Total** | **31,623** | **100.00** |

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**Public-sector loans - Breakdown of new lending commitments**

by borrowers and regions

Information as permitted                    31.12.2006
by banking confidentiality.

| | in Euro m |
|---|---|
| **The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)** | |
| Federal Government of Germany | 878 |
| Federal Government's Special Fund | 935 |
| Laender (Individual German Federal States) | 8,389 |
| **Total** | **10,202** |

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## Public-sector loans – Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

31.12.2006

| **Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities** | **in Euro m** |
| --- | --- |
| Baden-Wuerttemberg | 12 |
| Bavaria | 0 |
| Berlin | 0 |
| Brandenburg | 1 |
| Bremen | 0 |
| Hamburg | 20 |
| Hesse | 4 |
| Lower Saxony | 151 |
| Mecklenburg-Western Pomerania | 0 |
| North Rhine-Westphalia | 42 |
| Rhineland-Palatinate | 1 |
| Saarland | 0 |
| Saxony | 0 |
| Saxony-Anhalt | 0 |
| Schleswig-Holstein | 353 |
| Thuringia | 0 |
| **Total** | **584** |



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**Public-sector loans - Breakdown of new lending commitments**

by borrowers and regions

Information as permitted
by banking confidentiality.

31.12.2006

**Public-sector credit institutions with special tasks (risk weighting of 0)**

| | in Euro m |
|---|---|
| special public sector banks ( solva 0) | 4,579 |
| **Total** | **4,579** |

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## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted.
by banking confidentiality.

31.12.2006

| | in Euro m. |
|---|---|
| **Credit institutions governed by public law and savings banks** | |
| Public-sector banks and Private banks/ financial institution | 259 |

| **Savings banks in** | in Euro m |
|---|---|
| Baden-Wuerttemberg | 0 |
| Bremen | 35 |
| Bavaria | 0 |
| Hamburg | 25 |
| Hesse | 55 |
| Lower Saxony | 0 |
| Mecklenburg-Western Pomerania | 0 |
| North Rhine-Westphalia | 50 |
| Rhineland-Palatinate | 0 |
| Saxony | 0 |
| Schleswig-Holstein | 15 |
| **Total** | **439** |

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## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.                              31.12.2006

| | in Euro m |
|---|---|
| **Loans within EU** | |
| Public-sector banks in EU member states | 7,134 |
| EU member states | 4,046 |
| EU regional governments | 1,659 |
| EU member states, cities and municipalities | 696 |
| Loans guaranteed by EU member states | 171 |
| EU institutions | 84 |
| **Subtotal** | **13,790** |
| | |
| **Other Foreign Loans** | in Euro m |
| Public-sector banks          - | 727 |
| States | 0 |
| Regional governments | 415 |
| Foreign member states, cities and municipalities | 673 |
| Loans guaranteed by foreign states | 214 |
| Subtotal | 2,029 |
| **Total** | **15,819** |

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**Public-sector loans - Breakdown of new lending commitments**

· by countries

31.12.2006

| by countries | in Euro m | in % |
|---|---|---|
| Austria | 602 | 1.90 |
| Belgium | 0 | 0.00 |
| Canada | 280 | 0.89 |
| Cyprus | 0 | 0.00 |
| Czech Republic | 76 | 0.24 |
| Denmark | 217 | 0.69 |
| Estonia | 0 | 0.00 |
| Finland | 514 | 1.63 |
| France | 854 | 2.70 |
| Great Britain | 979 | 3.10 |
| Germany | 15,804 | 49.97 |
| Greece | 1,210 | 3.83 |
| Hungary | 225 | 0.71 |
| Iceland | 76 | 0.24 |
| Ireland | 281 | 0.89 |
| Italy | 2,024 | 6.39 |
| Latvia | 0 | 0.00 |
| Lithunia | 0 | 0.00 |
| Luxembourg | 84 | 0.27 |
| Norway | 187 | 0.59 |
| Poland | 98 | 0.31 |
| Portugal | 1,170 | 3.70 |

Public-sector loans - Breakdown of new lending commitments

| | | |
|---|---|---|
| Slovak Republic | 0 | 0.00 |
| Slovenia | 143 | 0.45 |
| Spain | 4,644 | 14.68 |
| Sweden | 161 | 0.51 |
| Switzerland | 271 | 0.86 |
| The Netherlands | 508 | 1.61 |
| The United States | 1,102 | 3.48 |
| Others | 113 | 0.36 |
| **Total** | **31,623** | **100.00** |

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## Public-sector loans - Breakdown of new lending commitments

by risk weighting

31.12.2006

| Risk weighting | in Euro m | in % |
|---|---|---|
| 0% | 20,897 | 66.08 |
| 10% | 1,740 | 5.50 |
| 20% | 8,986 | 28.42 |
| **Total** | **31,623** | **100.00** |

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**Credit Research**

Risk Report

**Risk management**

The identification, quantification, aggregation and management of all relevant risks is pivotal for ensuring an efficient risk management and optimizing the allocation of capital to the bank's different business units in accordance with risk-return considerations. Risk management at Essen Hyp is governed by risk guidelines and appropriate organizational structures, as well as by measuring and monitoring methods which are geared towards the bank's business activities.

**Risk management principles and organization**

The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. Essen Hyp has an efficient system of risk management and control, which is constantly being refined with a view to the future. We have been closely cooperating with our parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure uniform risk management and controlling throughout the Group. Essen Hyp makes use of state-of-the-art risk measurement and management tools, given that this is pivotal for professional and active risk management and controlling.

According to the general guidelines agreed upon by the Board of Managing Directors risks may only be taken within a predefined risk framework while complying with applicable law. The Board of Managing Directors has established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee. In addition to our own calculations, we receive continued feedback regarding our risk positions from ZRC because Essen Hyp is integrated into the Commerzbank's daily reporting system. This helps us to further validate our risk models. In 2005 our risk management was linked even closer to that of the Commerzbank AG. We have nearly completed a separate project on the uniform calculation and presentation of liquidity risks throughout the Group and will be able to establish limits in the first quarter of 2006. Furthermore, we calculate both overall market risk figures and specific market risk figures on a daily basis.

To further improve process-reliability, Essen Hyp launched a project to generate the gap report directly from its

front-end system ATLAS as early as 2003. This required substantial restructuring, which was completed in 2004. Based on this new mode of calculation we started an additional project in 2005, which aims at directly calculating risk figures on the basis of the data provided by our front-end system Front Arena. This will ensure maximum accuracy and data security when calculating these figures. In addition, this will allow us to further refine and differentiate risk measurement, include additional scenario analyses and stress tests, simplify procedures and enhance the analysis of risk sensivities. We plan to fully implement this project in the first quarter of 2006. In the period under review we started to use economic capital as the basis for our risk management and performance measurement. This was done in coordination with our parent company. Economic capital is defined as the amount of capital which, by assuming a given probability, will be needed to cover unexpected losses from risk positions during a certain period of time. Economic capital does not mean that the amount in question is actually available. Instead, the term relates to the amount of capital which will be needed in view of the given risks. These risks, including for instance, credit risk, market risk, operational risk and business risk, are calculated by using the so-called value at risk (VaR) approach. VaR is defined as the maximum loss in value a portfolio could suffer by assuming a given probability (confidence level) during a given holding period. Correlation effects which may occur within the Group are taken into account.

Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several organizational manuals which are available in electronic form. These manuals have been summarized in a generic description of the systematics, which is meant as an overall reference. The following table shows the most important risk control and risk management tasks and their assignment to organizational units:

**Management of market and liquidity risk**

| | |
|---|---|
| Management of interest rate, liquidity and currency risk | Treasury Department, Credit Research Department, Bank Management Department |
| Risk measurement and reporting, development of uniform methods and procedures | Controlling Department |
| Review transactions with regard to market value and plausibility | Market Conformity Checking Section |
| Risk reporting | Controlling Department, Market Conformity Checking Section |

**Management of credit and counterparty risk**

| | |
|---|---|
| Public-sector borrowers, credit institutions governed by private law and companies | Treasury Department, Credit Research Department |
| Credit quality research (public-sector lending) | Credit Research Department |
| Credit quality research (real estate finance) | Real Estate Finance Department – Transaction Management, Credit Research Department |
| Monitoring of compliance with credit limits | Market Conformity Checking Section, Credit Research Department |
| Non-performing mortgage loans | Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department |

Proposals for an appropriate risk provision for non-performing mortgage loans

Risk reporting

**Management of operational risk**

Introduction of new products

Legal risks

Modification of the legal framework

Personnel issues

Structural and procedural organization

Data processing risks

Equipment and infrastructure

Internal controlling

Real Estate Finance Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department

Bank Management Department, Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section

Task Force 'New Products'

Legal Department; External lawyers if necessary

Project team comprising staff from the organizational units concerned

Personnel Department

Organization Department together with the organizational unit(s) concerned

EDP/IT Department

Organization Department

Internal Audit Department

**Risk categories**

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might cause adverse deviations from the bank's projections in terms of assets, financial situation and earnings performance. Market, liquidity, credit and counterparty risk, as well as operational risk are the most important risk categories for Essen Hyp.

- Market risk means the danger of losses resulting from adverse changes in market prices or priceinfluencing parameters. Interest rate risk and specific market risk, i.e. credit spread risk, are the most important risk categories for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Adequate hedging transactions eliminate currency risk.

- Credit and counterparty risk is the risk of losses due to the partial or total default and/or the deterioration in credit quality of any of our business partners. In addition to traditional credit risk, country and issuer risk are also covered by this category.

- Operational risk is defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risk resulting from changes in the legal framework, legal actions or contracts is also included in our definition of operational risk.

- Business risk is defined as unexpected losses due to revenue (especially commission) and costs deviating negatively from the budgeted figures. Business risk is influenced both by business strategy and the bank's internal planning process, as well as by changed overall conditions, such as market environment, customers' behavior or technological developments.

- Liquidity risk means that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

Basel II will require the first three types of risk to be covered by regulatory capital. In addition, the other risk categories will have to be monitored in connection with Basel II (pillar II) and the adopted Minimum Requirements for Risk Management (MaRisk).

**Risk management under two different accounting standards**

Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code (HGB). However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards/the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS. In contrast to German commercial law, risk management under IAS/IFRS rather focuses on market values. Accordingly, all financial instruments traded in an active market as defined by IAS 39 are reported at market value because the Commerzbank Group does not use the category 'held to maturity'. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to the partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for bank management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk monitoring

Market risk. The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis. The gap report shows the mismatches per month. We use present value figures to measure and quantify the risks deriving from gap positions in the case of interest rate fluctuations. The required arbitragefree zero-coupon discount factors are calculated daily on the basis of the swap or EURIBOR curve. Using these discount factors, the cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the actual cash flows are discounted by using discount factors which are calculated by assuming certain simulated market price changes and a holding period of one business day. These simulated market price changes are based on the historical interest rates of the past 255 trading days. We then revaluate our current portfolio by applying each of the calculated 254 market scenarios. The maximum change in value of our interest rate book is calculated by assuming a one-sided confidence level of 97.5%. The VaR of the entire interest rate

book describes the bank's aggregate market risk.

The reliability of our VaR model is constantly monitored by means of backtesting, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval. In 2005 the maximum number of outliers, i.e. changes in value exceeding the amount forecasted in the VaR calculation when using a 97.5% confidence level, was five. These changes in value were due to extreme market movements. In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily. In addition to the VaR calculation, we carry out stress tests in order to take account of extreme market movements. Stress tests are defined as historically and/or hypothetically derived scenarios by means of which potential losses are quantified under extreme market conditions. All scenarios are calculated on the basis of historical interest rates of the past 15 years. Worst-case scenarios cover both upward and downward yield curve shifts, as well as tilts of the yield curve at certain key points on the curve.

The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, has set limits for the VaR, as well as for worstcase scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 62.4% as of December 31, 2005 and to 71.2% on an annual average. The utilization of the limit for worst-case scenarios stood at 58.1% on the balance sheet date, while the annual average was 70.1%. Apart from the VaR calculations we also simulate changes in interest rate curves based on arbitrary parameters and the effects of planned new lending operations, which allows us to adjust the underlying portfolio accordingly.

For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established Front Arena software and proprietary valuation tools.

**Value at risk on a daily basis and on an annual average of the authorized limit in 2005 in %**



100
90
80
70
60
50
40
30
20

Jan  Feb  Mar  Apr  May  Jun  Jul  Aug  Sep  Oct  Nov  Dec

■ VaR (daily figures)
■ Annual average

'Traffic light system'. For internal monitoring purposes Essen Hyp calculates the potential present value loss of the whole portfolio in the case of a general interest rate change of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined measuring points. Until mid-March 2005 banking supervision required that this basis point value, which is calculated by means of the key rate method, was not to exceed the predefined 20% limit in proportion to the liable capital in the case of an interest rate change of 100 basis points. Essen Hyp has fixed an even lower limit in its internal limit system, which, however, may be temporarily exceeded up to the former regulatory limit. The figures are calculated on a daily basis. In 2005 the average limit utilization within this 'traffic light system' came to 11.9%.

**Utilization of the authorized limit under the 'traffic light system' on a monthly and on an annual average in 2005 in %**



**Internal reporting.** On each business day the Board of Managing Directors, the Head of Treasury and the Head of Bank Management receive information on the development of the gap report's market value, the VaR level (including Credit Spread VaR), the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

Special events and, in particular, ad hoc events which impact on the bank's risk position are immediately made known to the Board of Managing Directors.

As a part of our bank management activities, our Asset Liability Committee (ALCO) meets on a monthly basis. This Committee deals with the bank's interest rate positions, earnings performance, risk exposure and reporting requirements and also issues proposals for decision-making on these issues. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The proposals made by the ALCO are decided in the subsequent Board meeting. On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and Tax Department provides information on the development of the balance sheet and the profit and loss account in accordance with the

provisions of both the German Commercial Code (HGB) and IAS/IFRS. The quarterly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

The ratings of our borrowers, as well as changes in the assessment of their credit quality are reviewed on a monthly basis. Changes are reported in our 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Risk Management (MaRisk). The aim of this quarterly report is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. Accordingly, the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits.

Another report, also compiled quarterly, is the 'Risk Report Real Estate Finance', which analyzes the bank's risk profile resulting from its real estate financing activities. This report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and internal risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate finance and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and type of property. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

### Credit and counterparty risk from capital market transactions

Public-sector loans and securities issued by other borrowers. As of December 31, 2005, the volume of assets serving as cover for our public-sector Pfandbriefe was A61.3bn. Under the new Pfandbrief Act claims on eligible national and international credit institutions may be added to the cover pool as additional cover subject, however, to certain restrictions on volume. We made use of this option and added claims on eligible credit institutions totaling A1.1bn to our cover pool. The unchanged high quality of our public-sector cover assets is reflected by the low average risk weighting pursuant to the Grundsatz I standards and by the external ratings of leading international rating agencies. In terms of the Grundsatz I standards, 72.8% of the cover assets are classified at a risk weighting of 0%, 3.8% at 10% and 23.4% at 20%. A breakdown of the loan portfolio by rating reveals that 31.6% of the cover assets have been awarded a triple A, 42.5% a double A, 6.9% a single A and 2.1% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.9% of the total loan volume, include loans

### Composition of our public-sector cover pool as of December 31, 2005 in %



Total: €61.3bn

- The German Federal Government, the Federal Government's Special Fund and the German Federal States (*Länder*)

- Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

- Public-sector credit institutions with special tasks

- Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law

- Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

to credit institutions governed by public law, German credit institutions governed by private law and savings banks (48.5%), as well as loans to national and international public-sector bodies and institutions governed by public law, including claims guaranteed by these institutions, and claims on EU credit institutions governed by private law (51.5%), whose excellent credit quality was confirmed by our internal credit quality analysis. As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to A1.1bn as of December 31, 2005. While 0.8% of these counterparties were rated triple A, 15.9% were rated double A, 80.7% single A and 1.4% triple B. The remaining 1.2% was not rated by an external rating agency.

Country risk. In order to coordinate all questions concerning country risk and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

Standard & Poor's / Moody's / FitchRatings          as of December 31, 2005

| Standard & Poor`s / Moody`s / Fitch | in €m | in % |
| --- | --- | --- |
| AAA / Aaa / AAA | 19,358 | 31.6 |
| AA+ / Aa1 / AA+ | 5,804 | 9.5 |

| | | |
|---|---|---|
| AA / Aa2 / AA | 5,352 | 8.7 |
| AA- / Aa3 / AA- | 14,933 | 24.3 |
| A+ / A1 / A+ | 2,272 | 3.7 |
| A / A2 / A | 1,378 | 2.2 |
| A- / A3 / A- | 594 | 1.0 |
| BBB+ / Baa1 / BBB+ | 1,089 | 1.8 |
| BBB / Baa2 / BBB | 195 | 0.3 |
| Not rated | 10,365 | 16.9 |
| **Total** | **61,340** | **100.00** |

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting agreements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 114 of the notes to the annual accounts).

Counterparty ratings

in € m/remaining time to maturity

| Rating | < 1 year | 1-5 years | > 5 years | Total |
|---|---|---|---|---|
| Triple A | 261 | 798 | 3,985 | 5,044 |
| Double A | 10,336 | 26,411 | 27,140 | 63,887 |
| Single A | 6,073 | 52,141 | 38,627 | 96,841 |
| Triple B | 0 | 15 | 0 | 15 |
| not rated | 558 | 10,597 | 15,865 | 27,020 |
| **Total** | **17,228** | **89,962** | **85,617** | **192,807** |

The figures for the not rated counterparties in the table above relate to subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings

in € m/remaining time to maturity

| Rating | < 1 year | 1-5 years | > 5 years | Total |
|---|---|---|---|---|

| | | | |
|---|---|---|---|
| Single A | 558 | 10,597 | 15,865 | 27,020 |
| **Total** | **558** | **10,597** | **15,865** | **27,020** |

We only use derivatives to hedge our interest rate risk from individual transactions or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. The net present value of our Pfandbrief cover is calculated on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. However, Essen Hyp internally decided to maintain a surplus cover of at least 2.5%. Pursuant to Section 4 (2) of the German Pfandbrief Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations Essen Hyp makes use of the dynamic approach which uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average surplus cover available at all times in 2005 was 7% (4.4%) for public-sector Pfandbriefe and 14.4% (8.3%) for mortgage Pfandbriefe.

**Net present value surplus cover of our public-sector Pfandbriefe** in € bn

Credit Research Risk Report - © Hypothekenbank in Essen AG



66
62
58
54
50
46

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

■ Net present value of our public-sector cover pool
■ Net present value of public-sector Pfandbriefe outstanding
□ Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn



6.0
5.0
4.0
3.0
2.0
1.0

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

■ Net present value of our mortgage cover pool
■ Net present value of mortgage Pfandbriefe outstanding
□ Net present value surplus cover

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we are close to completing negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

## Credit and counterparty risk relating to real estate finance

The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value (Beleihungswert), carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decisionmaking. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate finance, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met. For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse effects on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Risk Management (MaRisk). As in the previous years, we have permanently monitored the risks inherent in the larger transactions of our portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring the loan facility concerned, and ensuring an adequate provision for possible loan losses.

For the purpose of pooling and optimizing the measures referred to above our Credit Risk Committee (CRCO) issues, within the scope of an intensive treatment, proposals on the processing of problem loans, preventive loans and loans which have been called in or are currently being liquidated.

At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

## Internal ratings

In close cooperation with the Commerzbank AG and the Association of German Pfandbrief Banks (vdp), we refined our approach for calculating capital requirements and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate finance. For this purpose, Essen Hyp participated in joint projects dealing with probability of default (PD) rating and loss given default (LGD) grading. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required. In addition to this, Essen Hyp

and three other Pfandbrief banks launched a joint project aimed at developing an arithmetic unit which will calculate the capital requirements in accordance with Basel II (for all approaches).

## PD component in real estate finance

The rating tool used for commercial real estate investors in Germany and abroad which was developed within the scope of a joint project and which has been in use since September 2004 has been continually improved by adding the real estate know-how of the banks involved in the project. At the same time, the rating functions are being refined. At Essen Hyp, we are currently pushing the further implementation of the required organizational and EDP procedures. This includes, in particular, the assignment of ratings to the loans that are already in our portfolios. It is our objective to further establish the rating process as an integral part of our credit approval procedures and credit risk management. All ratings are converted to the uniform rating scale of the Commerzbank group.

## Private customers (home loans)

In the first quarter of 2006 we plan to enter into an agreement to establish a scoring system (internal rating system) for analyzing the credit quality of our private customers (home owners) which is meant to be used throughout the Group. We hold the view that this is the best solution, given that in view of the sales structures in this business segment, the necessary amount of data can only be generated by using the entire Group data. Accordingly, we strive for a full integration into the rating system of another affiliated company within the scope of a joint project.

## LGD component in real estate finance

The LGD component is another key element in calculating the minimum capital requirements. The theoretical model is based on a concept developed by the Association of German Pfandbrief Banks (vdp) and an external consulting firm. The required data, such as the recovery rate and the duration of the liquidation process, is pooled and made available by the Association of German Pfandbrief Banks. The LGD component is integrated into our Basel II arithmetic unit. The LGD component for real estate transactions has already been implemented. Essen Hyp has already estimated the recovery rates for some of the loans in its portfolio. The results available to date are currently being tested and reviewed. What remains to be done as a part of the implementation process is to finally incorporate bankspecific parameters into the model.

## PD component for capital market transactions

Internal rating approaches for measuring the probability of default (PD) of public-sector loans (central governments and regional/local authorities) have been developed in a separate project in coordination with S&P Risk Solutions and the Association of German Pfandbrief Banks (vdp). These internal rating approaches were implemented within Essen Hyp at the beginning of 2005. Up to now, PD ratings have been assigned to a considerable portion of our loan portfolio. The internal rating approach for North American regional and local authorities, in particular, is currently being developed within the scope of a joint vdp project. The other PD figures (banks, corporates, insurance companies) will be made available in the near future in accordance with the Group's time schedule.

## LGD component for capital market transactions

The LGD component for public-sector loans will be developed in coordination with an external rating agency. This project, too, has been initiated by the Association of German Pfandbrief Banks. Currently, the LGD component project is in a test stage. The LGD component for capital market transactions (banks) is being developed within the Group. Once these LGD projects have been implemented and the rating components have been incorporated into our Basel II arithmetic unit, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating capital requirements and arriving at a risk-oriented pricing. As far as the registration process of the internal rating systems with the banking supervision is concerned, Essen Hyp is integrated into the Group's activities. The preparatory work for obtaining approval for our internal rating for banks already started at year-end 2005. Essen Hyp participates in the Quantitative Impact Study (QIS). We are of the opinion that this study will help us to better allocate the capital which, according to our present calculations, will be required to comply with the Basel II requirements.

**Provision for possible loan losses**

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Real Estate Finance Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. In 2005 the Group started calculating provision for possible loan losses by using the so-called Most Realistic Value Approach (MRV). The parameters used under this approach vary in accordance with rating and/or loan status.

As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that some 97% of our home loans fall below 60% of the lending value (Beleihungswert) of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

**Liquidity risk**

The Treasury Department is responsible for liquidity management, which is based upon the daily listing of all cash flows. An adequate assessment of the liquidity situation requires that the bank's assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing shortterm funding limits, plus liquidity reserves. At Essen Hyp, liquidity risk is used as a synonym for the risk of possible payment gaps, which is seen as an indication of the bank's solvency. In accordance with supervisory requirements (Grundsatz II) an institution's liquidity is deemed to be guaranteed if the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. Our bank's

liquidity ratio calculated according to Grundsatz II ranged between 1.1 and 1.5, i.e. it always exceeded the minimum ratio of 1.0 required by the supervisory authorities. Essen Hyp has been further integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risk throughout the Commerzbank Group. The purpose of this Group project is to calculate the available net liquidity (ANL) in order to comply with key Basel II requirements. Under this approach, we calculate the so-called legal and economic cash flows both for balance sheet and off-balance sheet items. Legal cash flows cover the payment flows expected under contractual agreements, whereas economic cash flows are primarily dependent upon customers' behavior and have to be estimated by drawing upon the relevant historical figures. For future liquidity gaps, offset assets are calculated, which result from borrowing against and/or disposal of liquid assets. The full implementation within the Group, including the setting up of liquidity limits, is expected for the first quarter of 2006.

**Operational risk**
As before, Essen Hyp's main focus was on the qualification and quantification of operational risk (OR) in the period under review. So far, Essen Hyp carried out internal self-assessments for the purpose of qualifying operational risk. However, in February and March 2005 Essen Hyp participated for the first time in the redesigned Quality Self Assessment (QSA) of Commerzbank AG which covers the whole Group. The aim of this self-assessment is to identify and assess weak points in the Group's workflows and processes. The starting point for the QSA within Essen Hyp was the setting up of a so-called 'process matrix' for the predefined product groups 'Real Estate Finance' and 'Treasury' and the inclusion of all relevant workflows of these two product groups into the QSA process model of Commerzbank AG. Several departments and sections of Essen Hyp participated in the subsequent self-assessment. In accordance with its function and responsibilities each of these departments and sections was assigned to a specific process step. The QSA is based on a generic questionnaire, which is subdivided into several operational risk categories. 24 Essen Hyp employees participated in this self-assessment. The questions focused on the quality of the processes in each risk category. Each employee was required to give a detailed assessment based on a predefined rating system. The evaluation of the QSA questionnaires revealed a rating of 3.2 for each of the two product groups. Accordingly, Essen Hyp nearly

Development of our liquidity ratio in accordance with Grundsatz II



minimum ratio required by law

reached the Group benchmark of 3.0. The rating which resulted from this self-assessment is far better than the so-called default rating of 4.0, which has so far been used for the calculation of the economic capital. In coordination with our parent company we plan to carry out a detailed analysis, including the implementation of riskmitigating measures, in 2006. Based on these activities, we will carry out a more detailed analysis of operational risks within the scope of a so-called Risk & Control Inventory (RCI), which will be carried out in the premises of Essen Hyp in coordination with the Commerzbank AG.

In November 2005 we once again participated in the Business Continuity Management (BCM) Self Assessment. This assessment includes a survey on the implementation of our contingency plans and their compliance with applicable supervisory requirements and Group guidelines. According to the first evaluation carried out by Commerzbank Essen Hyp has a rating of 1.9, which clearly exceeds the Group benchmark of 3.0.

Since 2003 Essen Hyp has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. This tool is also used for reporting legal risks. All operational losses incurred are reported to the Board of Managing Directors and the Supervisory Board during their ordinary meetings. However, even before the introduction of the selfassessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risk. In order to detect possible weak points, we have, for several years now, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of hacker attacks.

Other preemptive measures in terms of operational risk include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so

that a continuation of the bank's key business activities is ensured for a transitional period, should the bank's headquarters be destroyed or be out of action.

In addition, we continued our qualification program for employees in the operational units and the back office during 2005 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise. The reports on operational risk in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

**Legal risks**

Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department into all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options. The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

**Internal audit**

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department operates independently of all business processes. This staff department has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements. Our Internal Audit Department provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or persons in charge of the processes, the Internal Audit Department issues proposals on how to avoid losses, improve management, monitoring and internal supervision procedures and increase the efficiency of workflows. The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the

structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp. The EDP Audit, which is integrated into the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users. The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should, at any time, the internal audit reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

**Overall risk position**

Our parent company monthly calculates the economic capital needed by Essen Hyp to cover market, credit, operational and business risk. The aim is to calculate an overall risk figure. This concept of economic capital forms the basis for a system of risk-adjusted key parameters. Under this concept, the individual risk positions are added up and shown as an overall risk figure. Economic capital is an internal measure for determining the amount of equity capital which, with a given probability, will be needed in the course of one year to cover unexpected losses arising from risk positions. Economic capital reflects the bank's specific risk profile and also includes those risk categories which are not covered by regulatory capital, but which may be material from an economic point of view.

Essen Hyp's overall risk position measured as economic capital is set off against the total capital available for covering risk. The calculation of the capital available for covering risk goes beyond the accounting and regulatory concepts of capital. The aim of this comparison is to show that the bank is capable to take risk, to anticipate potential unexpected losses without serious negative effects on its business activity and to cover these losses from its own funds.

**Objectives of risk management and future prospects**

The importance of risk management for a riskreturn based bank management will continue to increase in the future. We are therefore committed to further improving our risk management systems which will be done, in particular, in cooperation with the Commerzbank Group. The aim is to use the capital that is available in the most efficient way.

Despite these high standards the risk models used are not in a position to cover all potential losses, given that it is not possible to simulate all imaginable stress scenarios. This applies, in particular, to historical models, which do not cover all potential future events: To sum up, we are committed to managing our overall risk position in

such a way that the allocation of economic capital to the individual business units results, to the extent possible, in a reduction of the overall risk position without having to accept a decline in return.

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**Risk Management**

Value at risk

| Date | Utilization in % | Annual average utilization in % |
|---|---|---|
| 31/12/2006 | 54.6 | 69.9 |
| 30/11/2006 | 51.1 | 69.9 |
| 31/10/2006 | 55.0 | 69.9 |
| 30/09/2006 | 43.2 | 69.9 |
| 31/08/2006 | 62.5 | 69.9 |
| 31/07/2006 | 63.7 | 69.9 |
| 30/06/2006 | 67.1 | 69.9 |
| 31/05/2006 | 71.1 | 69.9 |
| 30/04/2006 | 82.1 | 69.9 |
| 31/03/2006 | 69.7 | 69.9 |
| 28/02/2006 | 90.2 | 69.9 |
| 31/01/2006 | 95.4 | 69.9 |
| 31/12/2005 | 62.4 | 70.8 |
| 30/11/2005 | 71.5 | 70.8 |
| 31/10/2005 | 64.1 | 70.8 |
| 30/09/2005 | 75.3 | 70.8 |
| 31/08/2005 | 65.7 | 70.8 |
| 31/07/2005 | 87.5 | 70.8 |
| 30/06/2005 | 54.1 | 70.8 |
| 31/05/2005 | 61.2 | 70.8 |
| 30/04/2005 | 68.2 | 70.8 |
| 31/03/2005 | 85.4 | 70.8 |

Risk Management Value at risk

| | | |
|---|---|---|
| 28/02/2005 | 89.9 | 70.8 |
| 31/01/2005 | 70.6 | 70.8 |

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| Date | Utilization in % | Annual average utilization in % |
|---|---|---|
| 31/12/2006 | 56.3 | 55.9 |
| 30/11/2006 | 54.6 | 55.9 |
| 31/10/2006 | 50.8 | 55.9 |
| 30/09/2006 | 37.4 | 55.9 |
| 31/08/2006 | 44.6 | 55.9 |
| 31/07/2006 | 50.9 | 55.9 |
| 30/06/2006 | 53.4 | 55.9 |
| 31/05/2006 | 56.2 | 55.9 |
| 30/04/2006 | 59.3 | 55.9 |
| 31/03/2006 | 60.6 | 55.9 |
| 28/02/2006 | 62.9 | 55.9 |
| 31/01/2006 | 62.8 | 55.9 |
| 31/12/2005 | 58.1 | 66.3 |
| 30/11/2005 | 69.4 | 66.3 |
| 31/10/2005 | 65.2 | 66.3 |
| 30/09/2005 | 63.3 | 66.3 |
| 31/08/2005 | 64.2 | 66.3 |
| 31/07/2005 | 65.4 | 66.3 |
| 30/06/2005 | 59.3 | 66.3 |
| 31/05/2005 | 75.7 | 66.3 |
| 30/04/2005 | 83.7 | 66.3 |
| 31/03/2005 | 83.3 | 66.3 |
| 28/02/2005 | 65.3 | 66.3 |
| 31/01/2005 | 53.8 | 66.3 |

Risk Management Worst case scenario

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**Risk Management**

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG)*, *Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

| Date | Tier I | | Tier II | |
|---|---|---|---|---|
| | Required by law | Ratio | Required by law | Ratio |
| 31/12/2006 | 4.0 | 6.8 | 8.0 | 10.9 |
| 30/11/2006 | 4.0 | 6.6 | 8.0 | 11.1 |
| 31/10/2006 | 4.0 | 6.9 | 8.0 | 11.5 |
| 30/09/2006 | 4.0 | 6.8 | 8.0 | 11.2 |
| 31/08/2006 | 4.0 | 6.8 | 8.0 | 11.1 |
| 31/07/2006 | 4.0 | 6.6 | 8.0 | 11.0 |
| 30/06/2006 | 4.0 | 6.7 | 8.0 | 11.2 |
| 31/05/2006 | 4.0 | 6.7 | 8.0 | 11.0 |
| 30/04/2006 | 4.0 | 6.5 | 8.0 | 10.8 |
| 31/03/2006 | 4.0 | 6.8 | 8.0 | 11.2 |
| 28/02/2006 | 4.0 | 6.3 | 8.0 | 10.8 |
| 31/01/2006 | 4.0 | 6.4 | 8.0 | 10.9 |
| 31/12/2005 | 4.0 | 6.5 | 8.0 | 11.0 |
| 30/11/2005 | 4.0 | 6.5 | 8.0 | 12.0 |
| 31/10/2005 | 4.0 | 6.5 | 8.0 | 12.0 |
| 30/09/2005 | 4.0 | 6.5 | 8.0 | 12.0 |
| 31/08/2005 | 4.0 | 6.5 | 8.0 | 12.0 |

Risk Management Grundsatz I - overview

| | | | | |
|---|---|---|---|---|
| 31/07/2005 | 4.0 | 6.6 | 8.0 | 12.3 |
| 30/06/2005 | 4.0 | 6.6 | 8.0 | 12.3 |
| 31/05/2005 | 4.0 | 6.7 | 8.0 | 12.5 |
| 30/04/2005 | 4.0 | 6.8 | 8.0 | 12.6 |
| 31/03/2005 | 4.0 | 6.8 | 8.0 | 12.8 |
| 28/02/2005 | 4.0 | 6.3 | 8.0 | 12.3 |
| 31/01/2005 | 4.0 | 6.4 | 8.0 | 12.4 |



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**Risk Management**

Grundsatz II

*Grundsatz II* concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

| Date | Ratio | Required by law |
|---|---|---|
| 31/12/2006 | 1.32 | 1.0 |
| 30/11/2006 | 1.75 | 1.0 |
| 31/10/2006 | 1.27 | 1.0 |
| 30/09/2006 | 1.20 | 1.0 |
| 31/08/2006 | 2.22 | 1.0 |
| 31/07/2006 | 1.39 | 1.0 |
| 30/06/2006 | 1.28 | 1.0 |
| 31/05/2006 | 1.28 | 1.0 |
| 30/04/2006 | 1.51 | 1.0 |
| 31/03/2006 | 1.16 | 1.0 |
| 28/02/2006 | 1.25 | 1.0 |
| 31/01/2006 | 1.05 | 1.0 |
| 31/12/2005 | 1.08 | 1.0 |
| 30/11/2005 | 1.10 | 1.0 |
| 31/10/2005 | 1.19 | 1.0 |
| 30/09/2005 | 1.34 | 1.0 |
| 31/08/2005 | 1.24 | 1.0 |
| 31/07/2005 | 1.26 | 1.0 |
| 30/06/2005 | 1.19 | 1.0 |

Risk Management Grundsatz II

| | | |
|---|---|---|
| 31/05/2005 | 1.18 | 1.0 |
| 30/04/2005 | 1.35 | 1.0 |
| 31/03/2005 | 1.50 | 1.0 |
| 28/02/2005 | 1.32 | 1.0 |
| 31/01/2005 | 1.16 | 1.0 |

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**Derivatives**

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity

31.12.2006

| Rating | <= 1 year | in % | 1-5 years | in % | > 5 year | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Triple A | 250.0 | 0.67 | 698.0 | 0.74 | 2,529.4 | 3.04 | 3,477.4 | 1.62 |
| Double A | 13,193.7 | 35.40 | 37,155.4 | 39.22 | 25,022.0 | 30.11 | 75,371.1 | 35.04 |
| Single A | 23,829.5 | 63.93 | 56,884.3 | 60.04 | 55,537.6 | 66.85 | 136,251.4 | 63.34 |
| Triple B | 0.0 | 0.00 | 0.0 | 0.00 | 0.0 | 0.00 | 0.0 | 0.00 |
| **Total** | **37,273.2** | **100.00** | **94,737.7** | **100.00** | **83,089.0** | **100.00** | **215,099.9** | **100.00** |

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**Derivatives**

Yield curve distribution

**Essen Hyp derivatives portfolio by instruments**
**Financial derivatives in Euro m / Remaining time to maturity**

31.12.2006

| Instruments | <= 1 year | in % | >1-5 years | in % | >5 years | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Interest rate swaps | 35,801.8 | 96.05 | 90,126.4 | 95.13 | 76,641.3 | 92.25 | 202,569.5 | 94.17 |
| Swaptions | 204.0 | 0.55 | 570.3 | 0.60 | 535.5 | 0.64 | 1,309.8 | 0.61 |
| Other interest rate derivatives | 153.4 | 0.41 | 0.0 | 0.00 | 0.00 | 0.00 | 153.4 | 0.07 |
| Currency swaps | 1,114.0 | 2.99 | 3,861.0 | 4.08 | 5,087.2 | 6.12 | 10,062.2 | 4.68 |
| Credit default swaps | 0.0 | 0.00 | 180.0 | 0.19 | 825.0 | 0.99 | 1,005.0 | 0.47 |
| **Total** | **37,273.2** | **100.00** | **94,737.7** | **100.00** | **83,089.0** | **100.00** | **215,099.9** | **100.00** |

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## Investor Relations

Ratings and Analyses (as of: June 1, 2006)

| Ratings | S & P | Moody's | Fitch Ratings |
|---|---|---|---|
| *Pfandbriefe* | | | |
| - public-sector | AAA | Aaa | AAA |
| - mortgage | not rated | Aa1 | AAA |
| Long-term counterparty rating | A-<br>(outlook stable) | A2<br>(outlook stable) | A<br>(outlook stable) |
| Short-term counterparty rating | A-2 | P-1 | F1 |
| Notes Issued under the Debt Issuance Program | | | |
| - Senior Unsecured Debt | A- | A2 | not rated |
| - Subordinated Debt | BBB+ | A3 | not rated |
| Commercial Paper Program | A-2 | P-1 | not rated |
| Financial Strength | not rated | C | B/C |

## Rating Reports

▶ **Standard & Poor's**    **Bank Credit Report as of June 1, 2006 and Research update as of July 12, 2005 and Rating analysis as of Aug 31, 2004.**

▶ **Moody's**    **Rating Analysis as of June 2006 and Press Release as of December 13, 2005.**

▶ **Fitch Ratings**    **Rating Analysis as of December 19, 2006**

(Acrobat Reader required. **Download Acrobat Reader** [•])

Investor relations Ratings and Analyses Hypothekenbank in Essen AG

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## Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

*This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:*

a.   The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

■   new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;

■   new issues and increases are to be marked to the market at all times;

■   as a rule, increases are to be launched by the laid down minimum number of market makers.

b.   The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

**Published on our Credit Research sites**

New public-sector lending commitments                X

Code of Conduct

- New mortgage lending commitments  x
- Public-sector cover pool  x
- Mortgage cover pool  x
- Derivatives  x
- Derivatives serving as cover  x
- Cover pools at market value / development and stress scenarios  x

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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**Breakdown of non-cover assets**

by rating

S & P/Moody's/Fitch                                    31.12.2006

Should the rating agencies come to different rating results, the worst rating is taken
into account.

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 9 | 0.76 |
| AA+ / Aa1 / AA+ | 0 | 0.00 |
| AA / Aa2 / AA | 22 | 1.85 |
| AA- / Aa3 / AA- | 95 | 7.98 |
| A+ / A1 / A+ | 97 | 8.14 |
| A / A2 / A | 115 | 9.65 |
| A- / A3 / A- | 728 | 61.12 |
| BBB+ / Baa1 / BBB+ | 62 | 5.21 |
| BBB / Baa2 / BBB | 50 | 4.20 |
| BBB- /Baa3 /BBB- | 0 | 0.00 |
| BB+ / Ba1 / BB+ | 0 | 0.00 |
| BB- / Ba3 /BB- | 0 | 0.00 |
| Without rating.* | 13 | 1.09 |
| **Total** | **1,191** | **100.00** |

* - Without rating

| | in Euro m | in % |
|---|---|---|
| National credit institutions | 0 | 0.00 |
| International credit institutions | 0 | 0.00 |

Breakdown of non-cover assets by rating

| | | |
|---|---|---|
| Other (e.g. financial institutions) | 13 | 1.09 |
| **Total** | **13** | **1.09** |

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**Breakdown of non-cover assets**

by borrowers

31.12.2006

| by borrowers | in Euro m | in % |
|---|---|---|
| National credit institutions | 0 | 0.00 |
| Foreign Governments and municipalities | 192 | 16.12 |
| International credit institutions | 350 | 29.39 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 557 | 46.77 |
| Others | 92 | 7.72 |
| **Total** | **1,191** | **100.00** |

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**Breakdown of non-cover assets**

by countries

31.12.2006

| by countries | in Euro m | in % |
|---|---|---|
| Germany | 13 | 1.09 |
| EU member states without Germany | | |
| The Netherlands | 114 | 9.57 |
| France | 70 | 5.88 |
| Denmark | 0 | 0.00 |
| Austria | 0 | 0.00 |
| Belgium | 0 | 0.00 |
| Great Britain | 35 | 2.94 |
| Ireland | 153 | 12.85 |
| Italy | 0 | 0.00 |
| Spain | 192 | 16.12 |
| Finland | 0 | 0.00 |
| Sweden | 0 | 0.00 |
| Estonia | 0 | 0.00 |
| Hungary | 0 | 0.00 |
| **Total EU without Germany** | **564** | **47.36** |
| Non EU member states in Western Europe | 13 | 1.09 |
| Others | 601 | 50.46 |
| **Total** | **1,191** | **100.00** |

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Breakdown of non-cover assets by countries

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**Breakdown of non-cover assets**

by risk weighting

31.12.2006

| Risk weighting | in Euro m | in % |
|---|---|---|
| 0% | 151 | 12.68 |
| 10% | 0 | 0.00 |
| 20% | 857 | 71.95 |
| 100% | 183 | 15.37 |
| **Total** | **1,191** | **100.00** |

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## Non-cover loans - Breakdown of new lending commitments

by rating

### S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

31.12.2006

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 0 | 0.00 |
| AA+ / Aa1 / AA+ | 0 | 0.00 |
| AA / Aa2 / AA | 90 | 14.56 |
| AA- / Aa3 / AA- | 90 | 14.56 |
| A+ / A1 / A+ | 105 | 16.99 |
| A / A2 / A | 95 | 15.37 |
| A- / A3 / A- | 125 | 20.24 |
| BBB+/Baa1/BBB+ | 63 | 10.19 |
| BBB / Baa2 / BBB | 50 | 8.09 |
| Without Rating | 0 | 0.00 |
| **Total** | **618** | **100.00** |

* - Without rating

| | in Euro m | in % |
|---|---|---|
| National credit institutions | 0 | 0.00 |
| International credit institutions | 0 | 0.00 |
| Other (e.g. financial institutions) | 0 | 0.00 |

Non-cover loans - Breakdown of new lending commitments

**Total**

**0**　**0.00**

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**Non-cover loans - Breakdown of new lending commitments**

by borrowers

31.12.2006

| by borrowers | in Euro m | in % |
|---|---|---|
| National credit institutions | 0 | 0.00 |
| Foreign Governments and municipalities | 167 | 27.02 |
| International credit institutions | 0 | 0.00 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 438 | 70.88 |
| Others | 13 | 2.10 |
| **Total** | **618** | **100.00** |

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**Non-cover loans – Breakdown of new lending commitments**

by countries

31.12.2006

| by countries | in Euro m | in % |
|---|---|---|
| Germany | 13 | 2.10 |
| EU member states without Germany | | |
| The Netherlands | 0 | 0.00 |
| Belgium | 0 | 0.00 |
| France | 0 | 0.00 |
| Austria | 0 | 0.00 |
| Denmark | 0 | 0.00 |
| Great Britain | 0 | 0.00 |
| Ireland | 143 | 23.14 |
| Italy | 0 | 0.00 |
| Spain | 285 | 46.12 |
| Finland | 0 | 0.00 |
| Sweden | 0 | 0.00 |
| Estonia | 0 | 0.00 |
| Hungary | 0 | 0.00 |
| **Total EU without Germany** | **428** | **69.26** |
| Non EU member states in Western Europe | 0 | 0.00 |
| Others | 177 | 28.64 |
| **Total** | **618** | **100.00** |

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Non-cover loans - Breakdown of new lending commitments

Non-cover loans - Breakdown of new lending commitments



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**Non-cover loans - Breakdown of new lending commitments**

by risk weighting

31.12.2006

| Risk weighting | in Euro m | in % |
|---|---|---|
| 0% | 117 | 18.93 |
| 10% | 0 | 0.00 |
| 20% | 438 | 70.88 |
| 100% | 63 | 10.19 |
| **Total** | **618** | **100.00** |

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## Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m

31.12.2006

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | Foreign countries | 510.9 | 31.1 | 169.3 | 18.7 | 202.9 | 49.3 | 68.8 | 28.9 | 42.5 | 25.5 | 825.1 | 35.1 |
| | West ** | 485.1 | 29.5 | 339.1 | 37.5 | 60.8 | 14.8 | 20.9 | 15.9 | 53.4 | 32.1 | 620.2 | 26.4 |
| | East *** | 11.4 | 0.7 | 14.1 | 1.6 | 2.9 | 0.7 | 1.0 | 0.8 | 0.1 | 0.1 | 15.4 | 0.7 |
| Building sites | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 1.4 | 0.1 | 0.0 | 0.0 | 0.1 | 0.0 | 0.0 | 0.0 | 1.0 | 0.6 | 2.5 | 0.1 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Factory buildings | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 42.2 | 2.6 | 26.1 | 2.9 | 6.1 | 1.5 | 1.7 | 1.3 | 3.7 | 2.2 | 53.7 | 2.3 |
| | East *** | 1.6 | 0.1 | 0.0 | 0.0 | 0.5 | 0.1 | 0.2 | 0.2 | 0.0 | 0.0 | 2.3 | 0.1 |
| Shops | Foreign countries | 29.8 | 1.8 | 0.0 | 0.0 | 35.0 | 8.5 | 13.3 | 10.1 | 10.3 | 6.2 | 88.4 | 3.8 |
| | West ** | 242.6 | 14.8 | 198.0 | 21.9 | 32.0 | 7.8 | 3.6 | 2.7 | 1.3 | 0.8 | 279.5 | 11.9 |
| | East *** | 58.9 | 3.6 | 46.6 | 5.2 | 18.1 | 4.4 | 7.0 | 5.3 | 10.8 | 6.5 | 94.8 | 4.0 |
| Hotels and restaurants | Foreign countries | 20.8 | 1.3 | 19.0 | 2.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 20.8 | 0.9 |
| | West ** | 21.0 | 1.3 | 2.7 | 0.3 | 7.6 | 1.8 | 2.7 | 2.1 | 11.3 | 6.8 | 42.6 | 1.8 |
| | East *** | 23.4 | 1.4 | 0.0 | 0.0 | 6.4 | 1.6 | 2.0 | 1.5 | 15.1 | 9.1 | 46.9 | 2.0 |
| Other non-residential | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |

# Mortgage loans Breakdown of mortgage portfolio by type of property, region and LTV

| | | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| properties | West ** | 118.1 | 7.2 | 60.1 | 6.6 | 24.2 | 5.9 | 8.5 | 6.5 | 16.0 | 9.6 | 166.8 | 7.1 |
| | East *** | 2.0 | 0.1 | 1.2 | 0.1 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2.2 | 0.1 |
| Warehouses and exhibition buildings | Foreign countries | 17.5 | 1.1 | 0.0 | 0.0 | 5.2 | 1.3 | 0.0 | 0.0 | 0.0 | 0.0 | 22.7 | 1.0 |
| | West ** | 56.6 | 3.4 | 28.0 | 3.1 | 9.3 | 2.3 | 1.8 | 1.4 | 1.1 | 0.7 | 68.8 | 2.9 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total commercial properties | Foreign countries | 579.0 | 35.2 | 188.3 | 20.8 | 243.1 | 59.1 | 82.1 | 61.9 | 52.8 | 31.6 | 957.0 | 40.7 |
| | West ** | 967.0 | 58.9 | 654.0 | 72.4 | 140.1 | 34.1 | 39.2 | 29.8 | 87.8 | 52.7 | 1,234.1 | 52.4 |
| | East *** | 97.3 | 5.9 | 61.9 | 6.8 | 28.1 | 6.8 | 10.2 | 7.7 | 26.0 | 15.6 | 161.6 | 6.9 |
| Total | | 1,643.3 | 100.0 | 904.2 | 100.0 | 411.3 | 100.0 | 131.5 | 100.0 | 166.6 | 100.0 | 2,352.7 | 100.0 |

Residential Properties in Euro m

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned houses | Foreign countries | 4.3 | 0.1 | 0.0 | 0.0 | 0.5 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 4.8 | 0.1 |
| | West ** | 3,439.4 | 62.0 | 2,203.7 | 62.9 | 124.8 | 48.5 | 4.0 | 18.2 | 3.1 | 8.3 | 3,571.3 | 60.9 |
| | East *** | 445.9 | 8.0 | 292.3 | 8.3 | 24.6 | 9.6 | 1.4 | 6.4 | 0.5 | 1.3 | 472.4 | 8.1 |
| Owned flats | Foreign countries | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.0 |
| | West ** | 971.7 | 17.5 | 624.3 | 17.8 | 42.2 | 16.4 | 2.0 | 9.1 | 1.2 | 3.2 | 1,017.1 | 17.3 |
| | East *** | 48.5 | 0.9 | 33.5 | 1.0 | 1.9 | 0.7 | 0.2 | 0.9 | 0.2 | 0.5 | 50.8 | 0.9 |
| Residential construction for letting purposes | Foreign countries | 32.2 | 0.6 | 0.5 | 0.0 | 10.6 | 4.1 | 2.2 | 10.0 | 1.7 | 4.5 | 46.7 | 0.8 |
| | West ** | 504.9 | 9.1 | 313.2 | 8.9 | 43.4 | 16.9 | 9.5 | 43.2 | 18.9 | 50.5 | 576.7 | 9.8 |
| | East *** | 98.8 | 1.8 | 37.3 | 1.1 | 9.2 | 3.6 | 2.7 | 12.3 | 11.8 | 31.6 | 122.5 | 2.1 |
| Total residential properties | Foreign countries | 36.7 | 0.7 | 0.5 | 0.0 | 11.1 | 4.3 | 2.2 | 10.0 | 1.7 | 4.6 | 51.7 | 0.9 |
| | West ** | 4,916.0 | 88.6 | 3,141.2 | 89.6 | 210.4 | 81.8 | 15.5 | 70.5 | 23.2 | 62.0 | 5,165.1 | 88.1 |
| | East *** | 593.2 | 10.7 | 363.1 | 10.4 | 35.7 | 13.9 | 4.3 | 19.5 | 12.5 | 33.4 | 645.7 | 11.0 |
| Total | | 5,545.9 | 100.0 | 3,504.8 | 100.0 | 257.2 | 100.0 | 22.0 | 100.0 | 37.4 | 100.0 | 5,862.5 | 100.0 |

Mortgage loans Breakdown of mortgage portfolio by type of property, region and LTV

| Total mortgage loans Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | In % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Foreign countries | 615.7 | 61.0 | 188.8 | 4.3 | 254.2 | 25.2 | 84.3 | 8.4 | 54.5 | 5.4 | 1,008.7 | 12.3 |
| West ** | 5,883.0 | 91.9 | 3,795.2 | 86.1 | 350.5 | 5.5 | 54.7 | 0.9 | 111.0 | 1.7 | 6,399.2 | 77.9 |
| East *** | 690.5 | 85.5 | 425.0 | 9.6 | 63.8 | 7.9 | 14.5 | 1.8 | 38.5 | 4.8 | 807.3 | 9.8 |
| Total | 7,189.2 | 87.5 | 4,409.0 | 100.0 | 668.5 | 8.1 | 153.5 | 1.9 | 204.0 | 2.5 | 8,215.2 | 100.0 |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m

»www.essenhyp.de

31.12.2006

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | United States | 9.8 | 0.0 | 57.9 | 14.3 | 17.0 | 99.0 | 10.3 |
| | Belgium | 1.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.0 | 0.1 |
| | England | 146.1 | 78.1 | 56.2 | 30.7 | 20.7 | 253.7 | 26.5 |
| | France | 94.1 | 42.2 | 16.8 | 4.0 | 1.5 | 116.4 | 12.1 |
| | Canada | 19.2 | 0.0 | 6.4 | 3.2 | 3.3 | 32.1 | 3.4 |
| | The Netherlands | 49.4 | 49.0 | 10.9 | 0.1 | 0.0 | 60.4 | 6.3 |
| | Poland | 17.7 | 0.0 | 1.5 | 0.0 | 0.0 | 19.2 | 2.0 |
| | Switzerland | 106.0 | 0.0 | 35.3 | 16.5 | 0.0 | 157.8 | 16.5 |
| | Spain | 67.6 | 0.0 | 17.9 | 0.0 | 0.0 | 85.5 | 8.9 |
| Shops | United States | 6.9 | 0.0 | 27.4 | 9.5 | 1.0 | 44.8 | 4.7 |
| | Poland | 22.9 | 0.0 | 7.6 | 3.8 | 9.3 | 43.6 | 4.6 |
| Hotels and restaurants | France | 19.0 | 0.0 | 0.0 | 0.0 | 0.0 | 19.0 | 2.0 |
| | Spain | 1.8 | 0.0 | 0.0 | 0.0 | 0.0 | 1.8 | 0.2 |
| Warehouse and exhibition buildings | France | 17.5 | 0.0 | 5.2 | 0.0 | 0.0 | 22.7 | 2.4 |
| Total commercial properties | United States | 16.7 | 0.0 | 85.3 | 23.8 | 18.0 | 143.8 | 15.0 |
| | Belgium | 1.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.0 | 0.1 |
| | England | 146.1 | 78.1 | 56.2 | 30.7 | 20.7 | 253.7 | 26.5 |
| | France | 130.6 | 61.2 | 22.0 | 4.0 | 1.5 | 158.1 | 16.5 |
| | Canada | 19.2 | 0.0 | 6.4 | 3.2 | 3.3 | 32.1 | 3.4 |

Mortgage loans Breakdown of mortgage portfolio Foreign loans by type of property, country and LTV

| | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|
| The Netherlands | 49.4 | 49.0 | 10.9 | 0.1 | 0.0 | 60.4 | 6.3 |
| Poland | 40.6 | 0.0 | 9.1 | 3.8 | 9.3 | 62.8 | 6.6 |
| Switzerland | 106.0 | 0.0 | 35.3 | 16.5 | 0.0 | 157.8 | 16.5 |
| Spain | 69.4 | 0.0 | 17.9 | 0.0 | 0.0 | 87.3 | 9.1 |
| **Total** | **579.0** | **188.3** | **243.1** | **82.1** | **52.8** | **957.0** | **100.0** |

Residential Properties in Euro m     31.12.2006

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| owned flats | France | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.4 |
| owned houses | Austria | 0.5 | 0.0 | 0.2 | 0.0 | 0.0 | 0.7 | 1.4 |
| | France | 3.8 | 0.0 | 0.3 | 0.0 | 0.0 | 4.1 | 7.9 |
| Residential construction for letting purposes | United States | 31.7 | 0.0 | 10.6 | 2.2 | 1.7 | 46.2 | 89.3 |
| | Belgium | 0.5 | 0.5 | 0.0 | 0.0 | 0.0 | 0.5 | 1.0 |
| Total residential properties | Austria | 0.5 | 0.0 | 0.2 | 0.0 | 0.0 | 0.7 | 1.4 |
| | United States | 31.7 | 0.0 | 10.6 | 2.2 | 1.7 | 46.2 | 89.3 |
| | Belgium | 0.5 | 0.5 | 0.0 | 0.0 | 0.0 | 0.5 | 1.0 |
| | France | 4.0 | 0.0 | 0.3 | 0.0 | 0.0 | 4.3 | 8.3 |
| **Total** | | **36.7** | **0.5** | **11.1** | **2.2** | **1.7** | **51.7** | **100.0** |

Total in Euro m     31.12.2006

| Mortgage loans | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| | Austria | 0.5 | 0.0 | 0.2 | 0.0 | 0.0 | 0.8 | 0.1 |
| | United States | 48.4 | 0.0 | 95.9 | 26.0 | 19.7 | 190.0 | 18.8 |
| | Belgium | 1.5 | 0.5 | 0.0 | 0.0 | 0.0 | 1.5 | 0.2 |
| | England | 146.1 | 78.1 | 56.2 | 30.7 | 20.7 | 253.7 | 25.1 |
| | France | 134.6 | 61.2 | 22.3 | 4.0 | 1.5 | 162.4 | 16.1 |
| | Canada | 19.2 | 0.0 | 6.4 | 3.2 | 3.3 | 32.1 | 3.2 |

Mortgage loans Breakdown of mortgage portfolio Foreign loans by type of property, country and LTV

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| The Netherlands | 49.4 | 49.0 | 10.9 | 0.1 | 0.0 | 60.4 | 6.0 |
| Poland | 40.6 | 0.0 | 9.1 | 3.8 | 9.3 | 62.8 | 6.2 |
| Switzerland | 106.0 | 0.0 | 35.3 | 16.5 | 0.0 | 157.8 | 15.6 |
| Spain | 69.4 | 0.0 | 17.9 | 0.0 | 0.0 | 87.3 | 8.7 |
| **Total** | **615.7** | **188.8** | **254.2** | **84.3** | **54.5** | **1,008.7** | **100.0** |

\*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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## Mortgage loans - Cover pool at market value

Development / Stress scenario

| Date | Market value (cover pool) | Market value (mortgage Pfandbriefe) | Market value surplus cover in € m | Surplus cover in % | Market value (dynamic approach) | | Market value (dynamic approach) | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Surplus cover in € m in the case of rising yields | Surplus cover in % in the case of rising yields | Surplus cover in € m in the case of falling yields | Surplus cover in % in the case of falling yields |
| 31.12.2006 | 4,479.37 | 4,538.27 | 211.10 | 4.65 | 133.19 | 3.05 | 302.55 | 6.41 |
| 30.11.2006 | 4,643.45 | 4,458.39 | 185.06 | 4.15 | 125.76 | 2.93 | 256.01 | 5.52 |
| 31.10.2006 | 4,622.46 | 4,341.84 | 280.63 | 6.46 | 217.82 | 5.21 | 355.66 | 7.88 |
| 30.09.2006 | 5,638.30 | 5,300.26 | 338.05 | 6.38 | 150.43 | 2.93 | 561.11 | 10.25 |
| 31.08.2006 | 5,642.88 | 5,276.37 | 366.51 | 6.95 | 181.33 | 3.55 | 587.14 | 10.76 |
| 31.07.2006 | 5,714.59 | 5,253.52 | 461.07 | 8.78 | 289.82 | 5.71 | 664.75 | 12.22 |
| 30.06.2006 | 5,625.14 | 4,872.51 | 752.63 | 15.45 | 568.90 | 12.04 | 967.35 | 19.24 |
| 31.05.2006 | 5,577.03 | 4,709.82 | 867.21 | 18.41 | 681.27 | 14.91 | 1,083.72 | 22.32 |
| 30.04.2006 | 5,613.82 | 4,202.43 | 1,411.39 | 33.59 | 1,204.30 | 29.56 | 1,650.71 | 38.07 |
| 31.03.2006 | 5,150.96 | 4,484.62 | 666.34 | 14.86 | 512.86 | 11.73 | 839.23 | 18.24 |
| 28.02.2006 | 5,090.26 | 4,330.42 | 759.84 | 17.55 | 604.62 | 14.29 | 933.83 | 21.06 |
| 31.01.2006 | 4,868.26 | 4,220.63 | 647.63 | 15.34 | 495.58 | 12.00 | 817.30 | 18.94 |
| 31.12.2005 | 5,015.33 | 4,243.87 | 771.46 | 18.18 | 611.02 | 14.71 | 950.24 | 21.91 |
| 30.11.2005 | 5,078.69 | 4,122.27 | 956.42 | 23.20 | 782.72 | 19.37 | 1,148.82 | 27.30 |
| 31.10.2005 | 5,160.49 | 4,547.25 | 613.24 | 13.49 | 424.00 | 9.48 | 822.93 | 17.78 |
| 30.09.2005 | 5,318.82 | 4,649.87 | 668.95 | 14.39 | 471.03 | 10.31 | 888.32 | 18.76 |
| 31.08.2005 | 5,320.51 | 4,661.42 | 659.09 | 14.14 | 462.27 | 10.10 | 877.56 | 18.48 |

Mortgage loans - Cover pool at market value Development / Stress scenario

| 31.07.2005 | 5,290.00 | 4,628.00 | 662.00 | 14.30 | 504.00 | 11.04 | 834.00 | 17.77 |
| 30.06.2005 | 5,239.20 | 4,555.40 | 683.80 | 15.01 | 532.03 | 11.83 | 848.12 | 18.37 |
| 31.05.2005 | 5,100.54 | 4,146.51 | 954.03 | 23.01 | 804.10 | 19.64 | 1,115.57 | 26.56 |
| 30.04.2005 | 5,108.05 | 4,317.49 | 790.55 | 18.31 | 629.90 | 14.78 | 950.45 | 21.72 |
| 31.03.2005 | 4,969.25 | 4,172.34 | 796.91 | 19.10 | 622.86 | 15.16 | 973.35 | 22.97 |
| 28.02.2005 | 4,922.94 | 4,168.10 | 754.84 | 18.11 | 580.01 | 14.15 | 932.60 | 22.01 |
| 31.01.2005 | 4,947.91 | 4,176.32 | 771.59 | 18.48 | 623.90 | 15.59 | 919.38 | 21.65 |



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**Mortgage.loans**

Breakdown of cover pool
Surplus cover

all amounts in Euro m

| Date | Mortgage *Pfandbriefe* outstanding | cover | Surplus cover | in % | Not yet serving as cover |
|---|---|---|---|---|---|
| 31/12/2006 | 4,582.18 | 4,823.05 | 240.87 | 5.26 | 2,780.04 |
| 30/11/2006 | 4,458.75 | 4,676.47 | 217.72 | 4.88 | 2,620.46 |
| 31/10/2006 | 4,349.71 | 4,657.32 | 307.61 | 7.06 | 2,614.50 |
| 30/09/2006 | 5,300.00 | 5,483.00 | 183.00 | 3.45 | 2,554.70 |
| 31/08/2006 | 5,286.00 | 5,478.00 | 192.00 | 3.63 | 2,527.02 |
| 31/07/2006 | 5,286.00 | 5,455.00 | 169.00 | 3.2 | 2,454.24 |
| 30/06/2006 | 4,917.79 | 5,367.49 | 449.70 | 9.14 | 1,952.05 |
| 31/05/2006 | 4,732.00 | 5,259.00 | 527.0 | 11.1 | 1,876.40 |
| 30/04/2006 | 4,232.00 | 5,317.00 | 1,085.00 | 25.6 | 1,794.57 |
| 31/03/2006 | 4,492.00 | 4,887.00 | 395.00 | 8.8 | 1,783.22 |
| 28/02/2006 | 4,307.00 | 4,756.00 | 449.00 | 10.4 | 1,800.69 |
| 31/01/2006 | 4,192.00 | 4,607.00 | 415.00 | 9.9 | 1,740.80 |
| 31/12/2005 | 4,198.08 | 4,612.02 | 413.94 | 9.9 | 1,665.36 |
| 30/11/2005 | 4,076.70 | 4,688.10 | 611.40 | 15.0 | 1,645.59 |
| 31/10/2005 | 4,492.88 | 4,763.82 | 270.94 | 6.0 | 1,690.20 |
| 30/09/2005 | 4,571.90 | 4,815.90 | 244.0 | 5.3 | 1,658.30 |
| 31/08/2005 | 4,574.88 | 4,785.67 | 210.79 | 4.6 | 1,681.60 |
| 31/07/2005 | 4,543.61 | 4,747.55 | 203.94 | 4.5 | 1,754.73 |
| 30/06/2005 | 4,459.61 | 4,695.55 | 235.94 | 5.29 | 1,989.69 |

Mortgage loans Breakdown of cover pool Surplus cover

| | | | | |
|---|---|---|---|---|
| 31/05/2005 | 4,060.27 | 4,600.05 | 539.78 | 13.3 | 1,989.69 |
| 30/04/2005 | 4,242.47 | 4,619.61 | 337.14 | 8.9 | 2,085.44 |
| 31/03/2005 | 4,117.74 | 4,560.71 | 442.97 | 10.8 | 2,129.07 |
| 28/02/2005 | 4,108.65 | 4,528.39 | 419.74 | 10.2 | 2,123.05 |
| 31/01/2005 | 4,108.15 | 4,508.92 | 400.77 | 9.8 | 2,124.31 |

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

| Date | in % |
|------|------|
| 31/12/2006 | 13.47 |
| 30/11/2006 | 12.64 |
| 31/10/2006 | 12.76 |
| 30/09/2006 | 12.74 |
| 31/08/2006 | 12.64 |
| 31/07/2006 | 12.79 |
| 30/06/2006 | 13.71 |
| 31/05/2006 | 13.66 |
| 30/04/2006 | 13.77 |
| 31/03/2006 | 13.56 |
| 28/02/2006 | 13.47 |
| 31/01/2006 | 13.17 |
| 31/12/2005 | 12.98 |
| 30/11/2005 | 12.69 |
| 31/10/2005 | 12.63 |
| 30/09/2005 | 13.01 |
| 31/08/2005 | 13.20 |
| 31/07/2005 | 13.45 |
| 30/06/2005 | 13.38 |

Mortgage loans Breakdown of non-cover assets Loans with a LTV > 60%

| | |
|---|---|
| 31/05/2005 | 14.16 |
| 30/04/2005 | 13.91 |
| 31/03/2005 | 13.98 |
| 28/02/2005 | 14.05 |
| 31/01/2005 | 13.97 |

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## Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m

31.12.2006

» www.essenhyp.de

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | Foreign countries | 172.4 | 44.9 | 0.0 | 0.0 | 80.9 | 49.9 | 21.0 | 37.2 | 12.5 | 12.0 | 286.8 | 40.6 |
| | West ** | 36.0 | 0.5 | 1.8 | 99.9 | 9.3 | 5.7 | 3.1 | 5.5 | 10.5 | 10.1 | 58.9 | 8.3 |
| | East *** | 0.5 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.5 | 0.1 |
| Building sites | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.2 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.0 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Factory buildings | Foreign countries | 9.6 | 2.5 | 0.0 | 0.0 | 3.2 | 2.0 | 1.6 | 2.8 | 5.6 | 5.4 | 20.0 | 2.8 |
| | West ** | 4.3 | 1.1 | 0.0 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 4.4 | 0.6 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Shops | Foreign countries | 6.9 | 1.8 | 0.0 | 0.0 | 27.3 | 16.8 | 16.3 | 28.8 | 27.5 | 26.4 | 78.0 | 11.0 |
| | West ** | 95.5 | 24.9 | 0.0 | 0.0 | 31.6 | 19.5 | 11.4 | 20.2 | 42.5 | 40.8 | 181.0 | 25.6 |
| | East *** | 0.6 | 0.2 | 0.0 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.7 | 0.1 |
| Hotels and restaurants | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 1.5 | 0.4 | 0.0 | 0.0 | 0.5 | 0.3 | 0.1 | 0.2 | 0.0 | 0.0 | 2.1 | 0.3 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other non-residential | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |

Mortgage loans Breakdown of new lending commitments Domestic loans by type of property, region and LTV

| | | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| properties | West ** | 31.5 | 8.2 | 0.0 | 0.0 | 1.0 | 0.6 | 0.0 | 0.0 | 0.0 | 0.0 | 32.5 | 4.6 |
| | East *** | 9.4 | 2.4 | 0.0 | 0.0 | 2.9 | 1.8 | 0.9 | 1.6 | 0.0 | 0.0 | 13.2 | 1.9 |
| Warehouses and exhibition buildings | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 15.6 | 4.1 | 0.0 | 0.0 | 5.3 | 3.3 | 2.1 | 3.7 | 5.6 | 5.4 | 28.6 | 4.0 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total commercial properties | Foreign countries | 188.9 | 49.2 | 0.0 | 0.0 | 111.4 | 68.6 | 38.9 | 68.8 | 45.6 | 43.7 | 384.8 | 54.4 |
| | West ** | 184.6 | 48.1 | 1.8 | 100.0 | 47.8 | 29.5 | 16.7 | 29.6 | 58.6 | 56.3 | 307.7 | 43.6 |
| | East *** | 10.5 | 2.7 | 0.0 | 0.0 | 3.0 | 1.9 | 0.9 | 1.6 | 0.0 | 0.0 | 14.4 | 2.0 |
| | Total | 384.0 | 100.0 | 1.8 | 100.0 | 162.2 | 100.0 | 56.5 | 100.0 | 104.2 | 100.0 | 706.9 | 100.0 |

Residential Properties in Euro m

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned houses | Foreign countries | 4.2 | 0.4 | 0.0 | 0.0 | 1.3 | 1.1 | 0.6 | 3.5 | 0.0 | 0.0 | 6.1 | 0.5 |
| | West ** | 751.7 | 64.0 | 14.5 | 63.6 | 53.6 | 45.2 | 1.5 | 8.8 | 1.9 | 19.2 | 808.7 | 61.3 |
| | East *** | 61.7 | 5.3 | 0.7 | 3.1 | 6.1 | 5.1 | 0.2 | 1.2 | 0.0 | 0.0 | 68.0 | 5.2 |
| Owned flats | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 203.9 | 17.4 | 6.6 | 28.9 | 17.0 | 14.3 | 0.9 | 5.3 | 0.7 | 7.1 | 222.5 | 16.9 |
| | East *** | 3.2 | 0.3 | 0.0 | 0.0 | 0.4 | 0.3 | 0.0 | 0.0 | 0.1 | 1.0 | 3.7 | 0.3 |
| Residential construction for letting purposes | Foreign countries | 30.8 | 2.6 | 0.0 | 0.0 | 28.2 | 23.8 | 11.0 | 64.7 | 5.9 | 59.6 | 75.9 | 5.8 |
| | West ** | 116.6 | 9.9 | 0.9 | 3.9 | 11.9 | 10.0 | 2.8 | 16.5 | 1.3 | 13.1 | 132.6 | 10.1 |
| | East *** | 1.6 | 0.1 | 0.1 | 0.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.6 | 0.1 |
| Total residential properties | Foreign countries | 35.0 | 3.0 | 0.0 | 0.0 | 29.5 | 24.9 | 11.6 | 68.2 | 5.9 | 59.6 | 82.0 | 6.2 |
| | West ** | 1,072.2 | 91.3 | 22.0 | 96.5 | 82.5 | 69.6 | 5.2 | 30.6 | 3.9 | 39.4 | 1,163.8 | 88.2 |
| | East *** | 66.5 | 5.7 | 0.8 | 3.5 | 6.5 | 5.5 | 0.2 | 1.2 | 0.1 | 1.0 | 73.3 | 5.6 |
| | Total | 1,173.7 | 100.0 | 22.8 | 100.0 | 118.5 | 100.0 | 17.0 | 100.0 | 9.9 | 100.0 | 1,319.1 | 100.0 |

Mortgage loans Breakdown of new lending commitments Domestic loans by type of property, region and LTV

| Total mortgage loans | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Foreign countries | 223.9 | 48.0 | 0.0 | 0.0 | 140.9 | 30.2 | 50.5 | 10.8 | 51.5 | 11.0 | 466.8 | 23.0 |
| | West ** | 1,256.8 | 85.4 | 23.8 | 96.7 | 130.3 | 8.9 | 21.9 | 1.5 | 62.5 | 4.2 | 1,471.5 | 72.6 |
| | East *** | 77.0 | 87.8 | 0.8 | 3.3 | 9.5 | 10.8 | 1.1 | 1.3 | 0.1 | 0.1 | 87.7 | 4.4 |
| | Total | 1,557.7 | 76.9 | 24.6 | 100.0 | 280.7 | 13.9 | 73.5 | 3.6 | 114.1 | 5.6 | 2,026.0 | 100.0 |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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## Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m                                31.12.2006

| Mortgage loans | Country* | LTV up to 60% | of which used as cover | LTV 61-80 % | LTV 81-90 % | LTV >90 % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | United States | 8.3 | 0.0 | 34.2 | 3.4 | 10.6 | 56.5 | 14.7 |
| | France | 10.0 | 0.0 | 0.0 | 0.0 | 0.0 | 10.0 | 2.6 |
| | England | 48.1 | 0.0 | 11.4 | 1.1 | 1.9 | 62.5 | 16.2 |
| | Switzerland | 106.0 | 0.0 | 35.3 | 16.5 | 0.0 | 157.8 | 41.0 |
| | Czech Republik | 9.6 | 0.0 | 3.2 | 1.6 | 5.6 | 20.0 | 5.2 |
| Factory buildings | | | | | | | | |
| Warehouse and exhibition building | United States | 6.9 | 0.0 | 27.3 | 16.3 | 27.5 | 78.0 | 20.3 |
| Total commercial properties | United States | 15.2 | 0.0 | 61.5 | 19.7 | 38.1 | 134.5 | 35.0 |
| | France | 10.0 | 0.0 | 0.0 | 0.0 | 0.0 | 10.0 | 2.6 |
| | England | 48.1 | 0.0 | 11.4 | 1.1 | 1.9 | 62.5 | 16.2 |
| | Switzerland | 106.0 | 0.0 | 35.3 | 16.5 | 0.0 | 157.8 | 41.0 |
| | Czech Republik | 9.6 | 0.0 | 3.2 | 1.6 | 5.6 | 20.0 | 5.2 |
| | Total | 188.9 | 0.0 | 111.4 | 38.9 | 45.6 | 384.8 | 100.0 |

Residential Properties in Euro m                                31.12.2006

| Purpose of property | Country* | LTV up | of which | LTV 61- | LTV 81- >90% | LTV Total | in % |
|---|---|---|---|---|---|---|---|

Mortgage loans Breakdown of new lending commitments Foreign loans by type of property, country and LTV

| | | LTV up to 60% | of which used as cover | 61-80% | 81-90% | >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| owned houses | Austria | 0.5 | 0.0 | 0.2 | 0.0 | 0.0 | 0.7 | 0.9 |
| | Belgium | 0.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.4 | 0.5 |
| | France | 3.3 | 0.0 | 1.1 | 0.6 | 0.0 | 5.0 | 6.1 |
| Residential construction for letting purposes | United States | 30.8 | 0.0 | 28.2 | 11.0 | 5.9 | 75.9 | 92.5 |
| Total residential properties | Austria | 0.5 | 0.0 | 0.2 | 0.0 | 0.0 | 0.7 | 0.9 |
| | United States | 30.8 | 0.0 | 28.2 | 11.0 | 5.9 | 75.9 | 92.5 |
| | Belgium | 0.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.4 | 0.5 |
| | Total | 35.0 | 0.0 | 29.5 | 11.6 | 5.9 | 82.0 | 100.0 |

Total in Euro m

31.12.2006

| Mortgage loans | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% 90% | LTV >90% | LTV Total | in % |
|---|---|---|---|---|---|---|---|---|
| | United States | 46.0 | 0.0 | 89.7 | 30.7 | 44.0 | 210.4 | 45.1 |
| | Austria | 0.5 | 0.0 | 0.2 | 0.0 | 0.0 | 0.7 | 0.1 |
| | France | 13.3 | 0.0 | 1.1 | 0.6 | 0.0 | 15.0 | 3.2 |
| | England | 48.1 | 0.0 | 11.4 | 1.1 | 1.9 | 62.5 | 13.4 |
| | Belgium | 0.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.4 | 0.1 |
| | Switzerland | 106.0 | 0.0 | 35.3 | 16.5 | 0.0 | 157.8 | 33.8 |
| | Czech Republik | 9.6 | 0.0 | 3.2 | 1.6 | 5.6 | 20.0 | 4.3 |
| | Total | 223.9 | 0.0 | 140.9 | 50.5 | 51.5 | 466.8 | 100.0 |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.



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**Sec 28 PfandBG**
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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody's | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

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## Bonds & Notes

### The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks.**

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**Head of Capital Markets**

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**Heads of Treasury Department**

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## Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 10.12.2006

| Security no | Increases by | on | Issuing volume in € | Coupon | Maturity | Issue Date | Market makers | Ratings S&P/Moody's | Fitch |
|---|---|---|---|---|---|---|---|---|---|
| 257 359 | | | 3,017 | 5,500 | 20/02/07 | 13/02/97 | 1/4/5/6/8 | AAA/Aaa | AAA |
| 802 308 | | | 2,750 | 2,750 | 25/07/07 | 14/07/03 | 1-6/13-15/18/25/26 | AAA/Aaa | AAA |
| 257 402 | 250 | 04/06 | 1,273 | 5,250 | 22/01/08 | 15/01/98 | 1/2/4/5/7/10 | AAA/Aaa | AAA |
| HBE 0BQ | 500 | 03/06 | 2,000 | 2,750 | 11/03/08 | 11/03/05 | 1/6/18/27 | AAA/Aaa | AAA |
| A0A 71Z | 250 | 05/06 | 1,250 | 3,25 | 19/05/08 | 18/05/04 | 3/15/25/28 | AAA/Aaa | AAA |
| A0A Y3F | 500 | 02/06 | 2,500 | 3,000 | 17/06/08 | 10/03/04 | 1-3/5/6/13-15/18/25-27 | AAA/Aaa | AAA |
| 257 414 | | | 767 | 4,750 | 11/08/08 | 04/08/98 | 1/4/11/13/14/20 | AAA/Aaa | AAA |
| 169 713 | 750 | 07/06 | 2,950 | 3,500 | 26/09/08 | 17/09/03 | 1-6/13-15/18/25/26 | AAA/Aaa | AAA |
| 257 424 | 500 | 07/06 | 2,500 | 4,000 | 19/01/09 | 11/01/99 | 1-3/5/6/8/10/11/14/20 | AAA/Aaa | AAA |
| HBE 0BA | | | 2,000 | 2,75 | 27/02/09 | 19/01/05 | 1-6/8/14/15/18/25/29 | AAA/Aaa | AAA |
| 257 433 | 250 | 07/06 | 2,250 | 4,250 | 06/07/09 | 11/05/99 | 1-6/10/11/23 | AAA/Aaa | AAA |
| HBE 0F1 | | | 2,500 | 3,000 | 28/09/09 | 19/01/06 | 1-6/9/11/14/18/25/27 | AAA/Aaa | AAA |
| HBE 0AJ | | | 2,000 | 3,250 | 17/11/09 | 17/11/04 | 1/5/18/26 | AAA/Aaa | AAA |
| HBE 0E6 | | | 1,500 | 3,000 | 17/02/10 | 10/11/05 | 1/3/5/9/10/11/14/15/19/22/25/28 | AAA/Aaa | AAA |
| HBE0DE | | | 1,250 | 2,50 | 05/07/10 | 05/07/05 | 1/4/5/14 | AAA/Aaa | AAA |
| 257 461 | | | 5,000 | 5,250 | 17/01/11 | 15/01/01 | 1-11/14/15/17/18 | AAA/Aaa | AAA |
| HBE 0EK | | | 1,000 | 2,750 | 21/09/11 | 14/09/05 | 3/15/25/28 | AAA/Aaa | AAA |
| HBE 1LM | | | 1,200 | 3,75 | 28/09/12 | 28/09/06 | 1/3/4/9/18/22/25/30 | AAA/Aaa | AAA |
| HBE 1MM | | | 1,000 | 3,875 | 21/11/2013 | 14/11/2006 | 1-3/6/8/9/11/14/15/27/33-35 | AAA/Aaa | AAA |
| HBE 1MP | | | 1,000 | 3,875 | 21/11/2016 | 14/11/2006 | 1/2/5/10/11/18/19/22/26/27/30/32 | AAA/Aaa | AAA |

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004

**39,707**

| Security no | by | on | Issuing volume in US-$ | Coupon | Maturity | Issue Date | Market makers | S&P |
|---|---|---|---|---|---|---|---|---|
| HBE 0FC | | | 1,000 | 4,75 | 08/12/2010 | 02/12/2005 | 5/31 | AAA |
| HBE 1MD | | | 1,250 | 5,00 | 20/01/2012 | 08/11/2006 | 5/11/31 | AAA |
| | | | **2,250** | | | | | |

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited, 31=Bear Stearns, 32=HSH Nordbank, 33=JP Morgan, 34=OKO-Bank, 35=Royal Bank of Scotland

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**Sec 28 PfandBG**
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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody's | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

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**Economic and Interest Rate Outlook G3**
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## Bonds & Notes

Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

|  | Standard & Poor's | Moody's |
|---|---|---|
| Public-sector *Pfandbriefe* | AAA | Aaa |
| Senior Unsecured Debt | A- | A2 |
| Subordinated Debt | BBB+ | A3 |

**The Program is governed by German Law.**

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Debt Issuance Program Prospectus 2006.**

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
**Guenter.Pless@essenhyp.com**

Christin Schmid
Capital Markets
Tel.: +49 201 8135-368
E-mail:
**Christin.Schmid@essenhyp.com**

Fax Treasury: +49 201 8135-399    Fax Treasury: +49 201 8135-399

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**Ratings**

|  | public-sector *Pfand-briefe* | mortgage *Pfand-briefe* |
|---|---|---|
| S&P | AAA | - |
| Moody's | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

» more

**Economic and Interest Rate Outlook G3**
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## Bonds & Notes

Essen Hyp A$ 5,000,000,000 Debt Issuance Program (DIP)

On October 13, 2006 Essen Hyp launched an A$ 5 billion Debt Issuance Program which permits the issue of both secured and unsecured bonds on the Australian market. The bank does not take any foreign exchange risks onto its books, given that these risks are hedged by €/A$ currency swaps. Drawings under the program are made in A$.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

| | Standard & Poor's | Moody's |
|---|---|---|
| Public-sector *Pfandbriefe* | AAA/ A-1+ | Aaa |
| Senior Unsecured Debt | A-/A-2 | A2 |
| Mortgage *Pfandbriefe* | n.r. | Aa1 |
| Short term issues | n.r. | P-1 |

**The Program is governed by German Law.**

Our Debt Issuance Program has been arranged by ABN AMRO BANK N.V., Australian Branch. The dealers are ABN AMRO BANK N.V., Australian Branch, Commonwealth Bank of Australia, National Australia Bank Limited, Royal Bank of Canada and UBS AG, Australia Branch. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest **» Information Memorandum 2006.**

Günter Pless                Oliver Schwarzer
Senior Vice President
Global Head of Treasury                Deputy Head of Treasury

Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

Tel.: +49 201 8135-364
E-mail:
Oliver.Schwarzer@essenhyp.com

Fax Treasury: +49 201 8135-399

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## Bonds & Notes

Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") , as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

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**vdp-Pfandbrief Curve**



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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| **S&P** | AAA | - |
| **Moody´s** | Aaa | Aa1 |
| **Fitch Ratings** | AAA | AAA |
| » more | | |

**Economic and Interest Rate Outlook G3**
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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
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Securities Prospectus

» **Debt Issuance Programme Prospectus as of April 28, 2006** (PDF)
» **Debt Issuance Programme Prospectus as of October 31, 2005** (PDF)

» **Jährliches Dokument für das Geschäftsjahr 2005
nach § 10 Wertpapierprospektgesetz (WpPG) (PDF)**

-- Securities Prospectus 2006 --

-- Securities Prospectus 2005 --

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## Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

**vdp-Pfandbrief Curve**



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**Credit Research**
Last update: Dec 2006

**Sec 28 PfandBG**
Last update: Sep 2006
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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody's | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |
| » more | | |

**Economic and Interest Rate Outlook G3**
» more

exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

**Monika Rieks**
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail:**Monika.Rieks@essenhyp.com**

**Michael Leineweber**
Tel.: +49 201 8135-372
E-mail:**Michael.Leineweber@essenhyp.com**

Fax Treasury: +49 201 8135-399

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## Bonds & Notes

### Slimbos

Slimbos (Short Liquid Money Market Bonds) are highly liquid money market bonds which have been issued on the German money markets since fall 2004. The banks issuing theses bonds must, as a minimum, have a long-term rating. Slimbos have become increasingly popular with both national and international investors.

Slimbos are short-term unsecured bearer bonds featuring a maturity of no more than two years. The minimum issuance volume is €500m. Slimbos are placed by bank syndicates of some four to six joint leads.

For trades between €1m and €15m market making is guaranteed by the lead managers. Slimbos are listed on a stock exchange within 30 days after their issue. The issuance volume may be increased at any time. Slimbos are traded electronically via Bloomberg Trading and Eurex Bonds. They are placed as retention deals.

Accordingly, Slimbos can be seen as the equivalent of Jumbo Pfandbriefe in the unsecured money markets.

Having now operated in the Slimbo market since July 2005, Essen Hyp plans to further ex-pand its activities in this market segment in the future.

### Outstanding

| Security no | increases by | increases on | Issuing volume in EUR m | coupon | maturity |
|---|---|---|---|---|---|
| HBE 0F5 | - | - | 1.250 | 2,75 | 31/01/07 |
| HBE 0JZ | 250 | 12/06 | 1.850 | 3,50 | 16/08/07 |
| HBE 1LX | - | - | 1.000 | 3,63 | 27/04/07 |

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### vdp-Pfandbrief Curve



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**Credit Research**
Last update: Nov 2006

**Sec 28 PfandBG**
Last update: Sep 2006
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**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more**

| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

» more

**Economic and Interest Rate Outlook G3**
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Total

**4.100**

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|---|---|---|
| S&P | AAA | - |
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| Fitch Ratings | AAA | AAA |
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**Bonds & Notes**

Essen Hyp about to receive STEP label

Essen Hyp seeks to receive the STEP label for its European Commercial Paper Programs in spring 2007. STEP stands for 'Short-Term European Paper'.

The STEP label has been developed by ACI (The Financial Markets Association) and FBE (Fédération Bancaire de l'Union Européenne) in cooperation with the European Central Bank.

The aim of STEP is to foster the integration of the European markets for Short-Term Money Market Paper by laying down general market standards. This will enhance market liquidity and increase diversification opportunities.

The STEP Market Convention lays down the criteria and requirements to be fulfilled by an issuance program in order to be STEP compliant. These criteria and requirements relate to the format of documentation, settlement and the provision of data for the production of STEP statistics. The creditworthiness of the issuer, however, is not taken into account.

Issues qualifying for the STEP label are automatically eligible as Tier 1 securities of the ECB.

Accordingly, compliance with the STEP label is an additional quality feature for the benefit of our ECP Program investors.

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Company description (1008Z GR <Equity> DES <GO>)

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**Reuters Dealing**

HYES

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| Ratings | public-sector *Pfand-briefe* | mortgage *Pfand-briefe* |
|---|---|---|
| **S&P** | AAA | - |
| **Moody´s** | Aaa | Aa1 |
| **Fitch Ratings** | AAA | AAA |

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## Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

▶ **Annual Report 2005 (English version) pdf**
▶ **Press Release Annual Report 2005 (English version) pdf**

▶ **Annual Report 2004 (English version) pdf**
▶ **Press Release Annual Report 2004 (English version) pdf**

▶ **Annual Report 2003 (English version) pdf**
▶ **Press Release Annual Report 2003 (English version) pdf**

▶ **Annual Report 2002 (English version) pdf**
▶ **Press Release Annual Report (English version) pdf**

▶ **Annual Report 2001 (English version) pdf**
▶ **Press Release Annual Report (English version) pdf**

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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| **S&P** | AAA | - |
| **Moody´s** | Aaa | Aa1 |
| **Fitch Ratings** | AAA | AAA |
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Financial Reports

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**Financial Reports**

Financial Calendar 2007

**Key Dates 2007**

| | |
|---|---|
| March 21, 2007 | Annual General Meeting and (Supervisory Board) Meeting on the 2006 Annual Accounts |
| March 22, 2007 | Press Conference on the 2006 Annual Accounts and publication of the German version of our 2006 Annual Report |
| May 2007 | Publication of the English version of our 2006 Annual Report |
| Mid-August 2007 | Interim Report as of June 30, 2007 |
| Mid-November 2007 | Interim Report as of September 30, 2007 |

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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody's | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

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Financial Calendar

**Current Financial and Economic Topics**

United States: Interest rate commentary – back again as a U.S. growth optimist!

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|---|---|---|
| S&P | AAA | - |
| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

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## Order Service

These items are available:

☐ Annual Report 2005 English (**Download as PDF**)
☐ Annual Report 2005 German (**Download as PDF**)

☐ Annual Report 2004 English (**Download as PDF**)
☐ Annual Report 2004 German (**Download as PDF**)

☐ Annual Report 2003 English (**Download as PDF**)
☐ Annual Report 2003 German (**Download as PDF**)

☐ Annual Report 2002 English (**Download as PDF**)
☐ Annual Report 2002 German (**Download as PDF**)

☐ Annual Report 2001 English (**Download as PDF**)
☐ Annual Report 2001 German (**Download as PDF**)

☐ Annual Report 2000 English (**Download as PDF**)
☐ Annual Report 2000 German (**Download as PDF**)

Please forward this order to:

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## International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

**Your partner for international real estate projects.**
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good



**Download Brochure (PDF)**
**"In the Spotlight: International Real Estate Projects"**

Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

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## International Real Estate Finance

Borrower-specific financing structures

**Borrower-specific financing structures.**
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

**Download Brochure (PDF)**
**"In the Spotlight: International Real Estate Projects"**



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

Borrower Specific Financing Structures

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## International Real Estate Finance

Specialist knowledge

**Quality is the key to success.**
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.



**Download Brochure (PDF)**
**"In the Spotlight: International Real Estate Projects"**

Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

# Specialist Knowledge

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# International Real Estate Finance

Contacts

▶ **Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**

If you require further information, please do not hesitate to contact us for specific and personalized advice:

**Headquarters**

Hypothekenbank in Essen AG
International Real Estate Finance - Marketing
Gildehofstraße 1
45127 Essen
Germany

Barbara Wittenbrink, Senior Associate
Tel.: +49 201 8135-471
Fax: +49 201 8135-297

**Representative Offices**

**Great Britain**

Hypothekenbank in Essen AG
Representative Office Great Britain
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain

Rainer Polenz, General Manager
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

Your Contact Partners

**France**
Hypothekenbank in Essen AG
Representative Office France
9, avenue de Friedland
75008 Paris
France

Franca Zachert, General Manager
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

**Belgium**
Hypothekenbank in Essen AG
Representative Office Belgium
Rue de l' Amazone 2
1050 Bruxelles
Belgium

Tel.: +32 25 34 95 95
Fax.:+32 25 34 96 96

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## Company

### Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▶ 15 Years of Hypothekenbank in Essen AG

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**vdp-Pfandbrief Curve**



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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

» more

**Economic and Interest Rate Outlook G3**
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Company

**Current Financial and Economic Topics**
United States: Interest rate commentary - back again as a U.S. growth optimist!
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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| **S&P** | AAA | - |
| **Moody's** | Aaa | Aa1 |
| **Fitch Ratings** | AAA | AAA |
| » more | | |

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Rate Outlook G3**
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## Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▶ **Declaration of Conformity with the German Corporate Governance Code (April 24, 2006)** (PDF)
▶ **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

▶ **Declaration of Compliance with the German Corporate Governance Code (March 17, 2005)** (PDF)



Investor relations - Corporate Governance Code of Hypothekenbank in Essen AG

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**Declaration of Conformity with the German Corporate Governance Code**

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette (*Bundesanzeiger*) on August 20, 2002 and amended on June 2, 2005, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 3.10 there is no yearly Corporate Governance Report in the bank's Annual Report.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the

mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Pursuant to Section 5.4.3 proposed candidates for the Supervisory Board chair shall be announced to the shareholders. Due to the fact, however, that no shares of Essen Hyp are in free flow or listed on a stock exchange and that the bank has only two shareholder groups, this provision is not relevant to Essen Hyp.

Contrary to Section 5.4.6 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, April 24, 2006

The Board of Managing Directors                    The Supervisory Board

**Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen**

## 1. Preamble

### 1.1    Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

> a presentation of applicable law
> recommendations of the Code Commission regarding the management and supervision of companies
> suggestions

This Code of best practice, as amended on June 2, 2005, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply or explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

## 1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The Chairman of the Board of Managing Directors coordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The Chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the Chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

## 2 Shareholders and General Meeting

### 2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

### 2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The Chairman of the General Meeting shall ensure that the meeting runs smoothly.

### 2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the

appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

**3      Cooperation between the Board of Managing Directors and the Supervisory Board**

3.1     The Board of Managing Directors and the Supervisory Board shall cooperate closely to the benefit of the company.

3.2     . The Board of Managing Directors coordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3     Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4     Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

        The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

        The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5     Good corporate governance requires an open discussion between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

        All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6     As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7     In the event of a takeover offer the Board of Managing Directors and the Supervisory Board of the bank, as the target company, must submit a statement of their reasoned

position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8     The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9     Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10    The Board of Managing Directors and the Supervisory Board shall report on possible deviations from the recommendations of the German Corporate Governance Code once every year. The company shall keep previous Declarations of Conformity wit the Code available for viewing on its website for five years.

4       **The Board of Managing Directors**

4.1     **Tasks and Responsibilities**

4.1.1   The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2   The Board of Managing Directors develops the company's strategy, coordinates it with the Supervisory Board and ensures its implementation.

4.1.3   The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4   The Board of Managing Directors ensures appropriate risk management and risk

controlling within the company.

## 4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a Chairman. Rules of procedure, which require the approval of the Supervisory Board, govern cooperation within the Board of Managing Directors. The Board of Managing Directors cooperates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors comprises a fixed salary and variable elements. The variable part of the compensation includes both result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

## 4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant any unlawful advantage to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to

the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

# 5 The Supervisory Board

## 5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to, and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the bank.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

## 5.2 Tasks and Powers of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board coordinates the work within the Supervisory Board, chairs its meetings and attends to the affairs of the Supervisory Board externally.

The Chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The Chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the Chairman in particular, in order to discuss the strategy, business development and risk management of the bank. The Chairman of the Supervisory Board shall, without delay, be informed by the Chairman of the Board of Managing Directors of any events material for the assessment of the bank's situation and development, or for the management of the bank. The Chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

## 5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The Chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the bank, the compensation of the members of the Board of Managing Directors, investments and financing.

## 5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, the Supervisory Board shall include what it considers an adequate number of members. A Supervisory Board member is considered independent if he or she has no business or personal relations with the company or its Board of Managing Directors which cause a conflict of interest. Not more than two former members of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the company or provide any advisory services to them.

5.4.3 It shall not be the rule for the former Chairman of the Board of Managing Directors or a member of the Board of Managing Directors to become Supervisory Board Chairman or the Chairman of a Supervisory Board committee. If this is intended, special reasons shall be presented to the annual general meeting.

5.4.4 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed bank shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.5 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.6 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the bank. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the Chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders.

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.7 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the

Supervisory Board.

**5.5    Conflicts of Interest**

5.5.1    All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for the company for himself.

5.5.2    Each member of the Supervisory Board shall inform the Chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the Chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The Chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3    Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4    Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

**5.6    Examination of Efficiency**

The Supervisory Board  shall examine the efficiency of its activities on a regular basis.

**6    Transparency**

6.1    The Board of Managing Directors must disclose insider information directly relating to the company without delay unless it is exempted from the disclosure requirement in an individual case.

6.2    As soon as the bank becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the bank, the Board of Managing Directors shall disclose this fact without delay.

6.3    The bank's treatment of all shareholders in respect of information shall be the same. The bank shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4    The bank shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5    Any information which the bank discloses abroad  in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6    As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the bank disclosed by the bank itself shall also be published on the bank's website. The website shall have a clear structure.

## 7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of Interim Reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. In addition, the Financial Reporting Enforcement Panel (*Prüfstelle für Rechnungslegung*) and the Federal Financial Supervisory Authority (*BaFin*) are authorized to check that the Annual Financial Statements comply with the applicable accounting regulations (enforcement).The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The bank publishes a list of third party companies in which it has a participating interest that is not of minor importance for the bank. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the bank, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

## 7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which business, financial, personal and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the bank and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the bank in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the Chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2  The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

**Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)**

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors                    The Supervisory Board



ESSEN HYP

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**Chairman of the Board of Managing Directors**
**Hubert Schulte-Kemper**

**Corporate Division I**
**Corporate Management Center**

**Head: Dr. G. Stricker**
Deputy Head: N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Personnel
- Group Reporting

**Corporate Division II**
**Capital Markets**

**Head: J. Remmers**
Deputy Heads:
G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

**Member of the Board of Managing Directors**
**Michael Fröhner**

**Corporate Division III**
**Real Estate Finance**

**Head: W. Salomo**
Deputy Head: W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

**Corporate Division IV**
**Services**

**Head: H. Möller**

- IT- Compliance
- IT- Development
- IT- Production
- Organization

**Member of the Board of Managing Directors**
**Burkhard Dallosch**

**Corporate Division V**
**Finance**

**Head: N. Boddenberg**
Deputy Head: J. Wihler

- Accounting and Tax
- Operations Global Markets
- Risk Controlling

**Corporate Division VI**
**Transaction Management**

**Head: C. Angott**
Deputy Heads:
I. Plange, Chr. Bungarten

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

Company - Organization Chart

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## Company

### 10 Successful Years in Retrospect

| Figures in Euro m, year-end balance *) | 1987 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Claims outstanding:** | | | | | | | | | | | | |
| Mortgage loans | 108 | 1,386 | 1,565 | 1,715 | 1,827 | 1,841 | 2,271 | 3,003 | 4,290 | 5,822 | 7,258 | 6,926 |
| Public-sector loans | 603 | 13,505 | 21,675 | 29,389 | 35,873 | 39,810 | 36,097 | 36,841 | 35,870 | 34,764 | 33,102 | 35,824 |
| Bonds and notes **) | 31 | 2,142 | 1,022 | 2,689 | 5,918 | 10,701 | 16,493 | 24,349 | 24,286 | 25,179 | 30,588 | 39,855 |
| Other claims | 0 | 174 | 461 | 672 | 888 | 1,591 | 2,415 | 2,703 | 4,035 | 5,647 | 5,047 | 7,352 |
| **Bonds and notes issued:** | | | | | | | | | | | | |
| Mortgage *Pfandbriefe* | 39 | 977 | 1,176 | 1,219 | 1,087 | 1,078 | 1,272 | 1,305 | 1,884 | 2,703 | 4,173 | 4,250 |
| Public-sector *Pfandbriefe* | 819 | 14,160 | 21,438 | 30,077 | 38,684 | 48,379 | 47,015 | 54,519 | 50,738 | 51,477 | 52,571 | 60,972 |
| Other bonds and notes / other liabilities | 0 | 2,031 | 2,192 | 3,418 | 4,872 | 5,281 | 9,170 | 12,182 | 16,855 | 18,452 | 20,855 | 25,770 |
| **New lending commitments:** | | | | | | | | | | | | |
| Mortgage loans | 135 | 329 | 427 | 266 | 415 | 574 | 1,216 | 1,366 | 1,627 | 2,517 | 1,956 | 1,770 |
| Public-sector loans | 875 | 8,719 | 10,124 | 14,238 | 14,856 | 16,706 | 13,714 | 5,297 | 7,148 | 4,235 | 4,538 | 10,898 |
| Bonds and notes**) | 31 | 1,547 | 1,306 | 2,907 | 4,518 | 6,771 | 12,494 | 16,632 | 12,420 | 8,016 | 10,541 | 16,156 |

Business progress of Hypothekenbank in Essen AG - 10 Successful Years in Retrospect

### Capital and reserves:

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Subscribed capital and reserves***) | 41 | 260 | 265 | 311 | 377 | 454 | 426 | 554 | 554 | 584 | 654 | 699 |
| Profit-sharing capital | 0 | 54 | 54 | 129 | 187 | 243 | 255 | 279 | 284 | 324 | 319 | 293 |
| Subordinated liabilities | 0 | 130 | 130 | 155 | 189 | 244 | 244 | 298 | 297 | 348 | 358 | 290 |
| Balance-sheet total: | 1,103 | 17,734 | 25,393 | 35,471 | 45,596 | 55,905 | 58,771 | 69,553 | 70,979 | 74,299 | 79,461 | 92,781 |
| Net interest and commission income: | 5.0 | 74.3 | 98.9 | 125.8 | 149.9 | 168.6 | 161.2 | 170.9 | 187.5 | 213.5 | 205.9 | 249.3 |

### General operating expenses:

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Personnel expenses | 0.8 | 6.2 | 6.9 | 8.4 | 8.0 | 9.3 | 9.8 | 10.6 | 10.8 | 12.1 | 13.7 | 14.8 |
| Other administrative expenses | 0.7 | 3.7 | 4.6 | 5.9 | 7.1 | 8.2 | 8.9 | 9.5 | 9.4 | 11.2 | 14.4 | 16.5 |
| Depreciation on and value adjustments to intangible and fixed assets | 0.1 | 3.3 | 2.2 | 1.6 | 1.5 | 3.2 | 3.5 | 3.4 | 3.0 | 2.2 | 13.0 | 2.7 |
| Operating result: | 5.1 | 42.0 | 55.5 | 78.4 | 105.7 | 120.2 | 98.5 | 108.1 | 112.3 | 118.6 | 128.6 | 141.9 |
| Net income for the year: | 3.1 | 20.5 | 26.9 | 38.7 | 53.0 | 64.8 | 66.7 | 72.3 | 76.2 | 81.2 | 91.0 | 103.0 |

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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## Company

Committees

### Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Burkhard Dallosch, Prague

### Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Frankfurt/Main

### Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen
Rolf Dahlmann, Deputy, Essen

### Supervisory Board

Dr. Eric Strutz
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Erich Labs
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing

Dipl. oec. Berta Schuppli
Deputy Chairman, Wiesbaden

Kurt Müller
Hypothekenbank in Essen AG, Essen

Michael Reuther
Member of the Board of Managing

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Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Dr. Friedel Abel
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AG, Essen

Dr. Hans-Joachim Jacob
Auditor, Munich

Uwe Kruschinski
Member of the Board of Managing
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AG, Berlin

Auxiliary Bishop Franz Grave
Episcopal Vicar for Universal
Church and Social Issues, Essen

Dr. Wolfgang Schuppli
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Dr. Alfred Tacke
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STEAG AG, Essen

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**Company**

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**Head Office**

**Essen**
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Registered under
HRB Essen No. 7083

**Lending Offices**

**Berlin**
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

**Frankfurt**
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

**Representative Offices**

**Brussels**
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

**Munich**
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

**Hamburg**
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

**London**
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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**Paris**
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
**paris@essenhyp.com**

**london@essenhyp.com**

**New York**
845 Third Avenue
6th Floor, Suite 632
New York, NY, 10022
United States
Tel.: + 1646 290 5132
Fax: + 1646 290 5001
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▶ **Commerzbank - Our Major Shareholder**
▶ **vdp – Verband deutscher Pfandbriefbanken**
  (Association of German Pfandbrief Banks)

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## Company

### Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

**Hypothekenbank in Essen Aktiengesellschaft**
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
► E-mail: info@essenhyp.com

**Public Relations**
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

**Secretariat to the Board of Managing Directors**
Tel.: +49 201 8135-391



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**Board of Managing Directors**
Hubert Schulte-Kemper
Michael Fröhner
Burkhard Dallosch

We have tasked Eurohypo AG,
Rheinstr. 3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of
loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Eurohypo AG to
carry out any task relating to credit servicing on our behalf, even prior to
loan approval. This authorization includes, in particular, the
correspondence with notaries public, land registries, authorities and credit
institutions, as well as the issuing of declarations in conjunction with our
claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee
1, 53175 Bonn, is also responsible for the credit service, i.e. the
administration of loans.

**This website has been designed by:**

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▶ E-mail: **info@ve-k.de**
▶ Internet: **www.ve-k.de**

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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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*These items are available:*

- Interim Report as of September 30, 2006 (pdf)

**Mozart-Roadshow Brussels**

- Press photo 1 Mozart-Roadshow Brussels (JPG)
- Press photo 2 Mozart-Roadshow Brussels (JPG)
- Press photo 3 Mozart-Roadshow Brussels (JPG)
- Press photo 4 Mozart-Roadshow Brussels (JPG)
- Presentation Mozart-Roadshow Brussels (PDF)
- Annual Report 2005 (pdf)
- Your Partner in International Real Estate Financing
- Interim Report as of September 30, 2005 (pdf)
- Annual Report 2004 (pdf)
- Annual Report 2003 (pdf)
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- Annual Report 2001 (pdf)

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▶ **Impressions of our Annual Reception on March 23, 2006**

▶ 03.03.2005, Hotel Metropol, Moskau
▶ 10.02.2005, Stadshuset, Stockholm
▶ **Impressions of our Annual Reception on March 17, 2005**

▶ 23.06.2004, John F. Kennedy Library, Boston
▶ 21.06.2004, Mandarin Oriental, New York

▶ **16.02.2004, Commerzbank-Tower, Frankfurt**
▶ **26.01.2004, Hotel Principe di Savoia, Milano**
▶ **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
▶ **28.11.2003, Grand Hôtel Intercontinental, Paris**
▶ **27.11.2003, Victoria and Albert Museum, London**
▶ **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

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| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody's | Aaa | Aa1 |
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## Info Pool/ Press

4th Capital Market Conference June 15–16, 2005

### The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief*'s position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.



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The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

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This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

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**Credit Research**
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**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more**

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**Economic and Interest Rate Outlook G3**
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the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

## How will personal data and information received from you be used?

Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.

- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.

- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
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  - o information about the web browser used

## Who will process and have access to the personal data and information received from you?

Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

**Current Financial and Economic Topics**
United States: Interest rate commentary - back again as a U.S. growth optimist!
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**Interest Rate Forecast Meeting**
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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# Legal Disclaimer

sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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**vdp-Pfandbrief Curve**



» **more**

**Credit Research**
Last update: Dec 2006

**Sec 28 PfandBG**
Last update: Sep 2006

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**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more**

| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |

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**Economic and Interest Rate Outlook G3**
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## Info Pool/ Press

Press

**Contact:**
Dr. Kerstin Kipper
Tel.: +49 201 8135-626
Fax: +49 201 8135-135
E-mail: **kerstin.kipper@essenhyp.com**

**Her replacement up to April 1, 2007 is:**
Caroline Fischer
Head of Public Relations Management
Tel.: +49 201 8135-495
E-mail: **caroline.fischer@essenhyp.com**

▶ **Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006**

▶ **Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"**

▶ **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"**

▶ **Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"**

▶ **Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"**

▶ **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**

▶ **S&P Press Release as of May 16, 2006 (PDF)**

**Current Financial and
Economic Topics**

United States: Interest rate
commentary - back again as a
U.S. growth optimist!

**» more**

**Interest Rate Forecast
Meeting**

Economists and portfolio
managers from all over
Germany participate in
these meetings and discuss
the future interest rate and
economic development.

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▶ **Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005**

▶ **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New
Head of Capital Markets at Hypothekenbank in Essen AG"**

▶ **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New
Member of the Board of Managing Directors of Hypothekenbank in Essen AG"**

▶ **Press Archive**

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## Contact

**Hypothekenbank in Essen Aktiengesellschaft**
Gildehofstraße 1
45127 Essen/ Germany
Tel.:  +49 201 8135-0
Fax.: +49 201 8135-200
▶ **E-mail: info@essenhyp.com**

**Public Relations**
Tel.:  +49 201 8135-495
Fax.: +49 201 8135-469

**Secretariat to the Board of Managing Directors**
Tel.:  +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

▶ **Contact**

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**vdp-Pfandbrief Curve**

» more

**Credit Research**
Last update: Dec 2006

**Sec 28 PfandBG**
Last update: Sep 2006

» more

**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters** » more

| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody´s | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |
| » more | | |

**Economic and Interest Rate Outlook G3**
» more

**Current Financial and Economic Topics**
United States: Interest rate commentary - back again as a U.S. growth optimist!
» **more**

**Interest Rate Forecast Meeting**
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**



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» www.essenhyp.de

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**vdp-Pfandbrief Curve**

» more

**Credit Research**
Last update: Dec 2006

**Sec 28 PfandBG**
Last update: Sep 2006
» more

**Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more**

| Ratings | public-sector Pfand-briefe | mortgage Pfand-briefe |
|---|---|---|
| S&P | AAA | - |
| Moody's | Aaa | Aa1 |
| Fitch Ratings | AAA | AAA |
| » more | | |

**Economic and Interest Rate Outlook G3**
» more

Kontakt - Hypothekenbank in Essen AG

**Current Financial and Economic Topics**
United States: Interest rate commentary - back again as a U.S. growth optimist!
**» more**

**Interest Rate Forecast Meeting**
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
**» more**